SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: April 6, 2004

FiberMark, Inc.
(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 5. Other Events.

On April 2, 2004 FiberMark announced that it received court approval of first-day motions, has signed the Amended and Restated Credit Agreement dated April 2, 2004 and the Debtor-in-Possession Credit Agreement dated April 2, 2004, and plans to move from the American Stock Exchange to the OTC Bulletin Board. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K. The credit agreements are filed as Exhibits 10.1 and 10.2.

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
99.1*	Press release dated April 2, 2004
10.1*	Amended and Restated Credit Agreement dated April 2, 2004
10.2*	Debtor-in-Possession Credit Agreement dated April 2, 2004

_____

*   Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: April 6, 2004   By: _____

   John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits are hereby filed as part of this Form 8-K:

Exhibit No.	Description
99.1	Press release dated April 2, 2004
10.1	Amended and Restated Credit Agreement dated April 2, 2004
10.2	Debtor-in-Possession Credit Agreement dated April 2, 2004

FiberMark
161 Wellington Road
P.O. Box 498
Brattleboro, VT 05302

Tel 802 257 0365
Fax 802 257 5900
E-mail info@fibermark.com



FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
Director of Investor Relations and
Corporate Communications
802 257 5981

Roy Winnick or Mark Semer
Kekst and Company
212-521-4842 OR 4802

FIBERMARK, INC. RECEIVES COURT APPROVAL OF FIRST-DAY MOTIONS

**Receives Interim Approval of Debtor-in-Possession Credit Facility;
Hearing on Final Approval Scheduled for April 27, 2004**

**First-Day Orders Will Enable Company to Continue Normal Operations
During Reorganization Process, Including Meeting Post–petition
Obligations to Vendors, Customers and Employees**

Company Plans to Move Listing from AMEX to OTC Bulletin Board

---

BRATTLEBORO, Vt.—April 2, 2004—FiberMark, Inc. (AMEX: FMK) today announced that Judge Colleen A. Brown of the U.S. Bankruptcy Court for the District of Vermont has given interim approval for all of FiberMark's first-day motions in connection with its previously announced chapter 11 filing on March 30, 2004. The first-day orders issued by Judge Brown yesterday will enable FiberMark to continue normal operations during the reorganization process.

Judge Brown's orders included interim approval, as requested, of the debtor-in-possession (DIP) credit facility being provided to the company by GE Commercial Finance. A hearing on final approval of the DIP facility and of FiberMark's other first-day motions has been scheduled for April 27, 2004.

Alex Kwader, chairman and chief executive officer of FiberMark, said: "The granting of interim approval of our first-day motions by Judge Brown is an important early step toward the completion of our financial reorganization. The ability to continue providing our employees with pay and benefits, and to meet our post-petition vendor obligations—with cash on hand, cash flow from operations and, as necessary, by means of the DIP facility—will enable us to continue normal operations at all of our facilities. That, in turn, will allow us to continue to meet our customer commitments in a business-as-usual manner."

- more -

The company also announced today that it has signed an amended and restated $40 million revolving credit facility for its German subsidiaries. Both credit facilities are supplied by GE Commercial Finance, which was FiberMark's financial partner on the credit facility that closed in November 2003.

Reflecting its recent voluntary filing for chapter 11 protection in order to pursue a financial reorganization and debt restructuring, the company has decided to voluntarily delist the company's common stock from the American Stock Exchange ("Amex"). FiberMark said it will seek listing on the OTC Bulletin Board and, to that end, is currently evaluating potential market makers for its stock. Since the filing, Amex has suspended trading. Trading is expected to resume once the company transitions to the OTC Bulletin Board, a process that is expected to take another week or so.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This press release contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Forms 10K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site: www.fibermark.com.

# # #

AMENDED AND RESTATED

CREDIT AGREEMENT

Dated as of April 2, 2004

among

FIBERMARK LAHNSTEIN GMBH & CO. OHG and
FIBERMARK GESSNER GMBH & CO. OHG,

as Borrowers,

and

THE OTHER CREDIT PARTIES SIGNATORY HERETO,

as Credit Parties,

FIBERMARK SERVICES GMBH & CO. KG,

as European Borrower Representative

THE LENDERS SIGNATORY HERETO

FROM TIME TO TIME,

as Lenders,

and

GENERAL ELECTRIC CAPITAL CORPORATION

as Administrative Agent, European Loan Agent and Lender

and

BAYERISCHE HYPO- UND VEREINSBANK AG

as Fronting Lender

GECC CAPITAL MARKETS GROUP, INC.

as Lead Arranger

TABLE OF CONTENTS

INDEX OF APPENDICES

This AMENDED AND RESTATED CREDIT AGREEMENT (this "Agreement"), dated as of April 2, 2004 among **FIBERMARK LAHNSTEIN GmbH & CO. OHG**, a partnership organized under the laws of Germany ("FMLG"), **FIBERMARK GESSNER GmbH & CO. OHG**, a partnership organized under the laws of Germany ("FMGG") (FMLG and FMGG are collectively referred to herein as "Borrowers" and individually as a "Borrower"); **FIBERMARK SERVICES GMBH & CO. KG**, a limited partnership organized under the laws of Germany ("FMKG"); the other Credit Parties signatory hereto; the financial institutions who are or hereafter become parties to this Agreement as Lenders; **GENERAL ELECTRIC CAPITAL CORPORATION**, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as Lender, and as Administrative Agent for Lenders, **GENERAL ELECTRIC CAPITAL CORPORATION**, as European Loan Agent; and **BAYERISCHE HYPO- UND VEREINSBANK AG** ("HVB"), as Fronting Lender.

RECITALS

WHEREAS, the Borrowers, FiberMark North America, Inc., a Delaware corporation ("FiberMark NA"), FiberMark, Inc. a Delaware corporation, FMKG, certain Credit Parties, the Agents and the Lenders (as defined in the Existing Credit Agreement) (the "Existing Lenders") are party to that certain Credit Agreement, dated as of November 12, 2003 (as amended and in effect as of the date hereof, the "Existing Credit Agreement") pursuant to which the Existing Lenders made loans to and issued letters of credit for the account of the Borrowers and FiberMark NA;

WHEREAS, the Borrowers have requested the Existing Lenders and the Agents to amend and restate the Existing Credit Agreement in its entirety to, among other things,

(a) terminate the U.S. Revolving Loan Commitment (as defined in the Existing Credit Agreement) and remove the U.S. Credit Parties (as defined in the Existing Credit Agreement) as parties to the Existing Credit Agreement; and

(b) make certain other changes to the terms and provisions of the Existing Credit Agreement.

WHEREAS, the Existing Lenders and the Agents are willing, on the terms set forth in this Agreement and subject to the conditions and in reliance on the representations set forth herein, to amend and restate in its entirety the Existing Credit Agreement so as to accomplish the foregoing.

WHEREAS, each of the Borrowers, the Existing Lenders and the Agents acknowledge and agree that (a) all outstanding European Revolving Loans made and European Letters of Credit issued under (and as defined in) the Existing Credit Agreement shall continue as European Revolving Loans and European Letters of Credit under this Agreement, as provided in Sections 1.1 and 1.2 hereof, and shall be governed by this Agreement and secured by all the Collateral, to the extent set forth in the Collateral Documents, (b) all other outstanding European Obligations under (and as defined in) the Existing Credit Agreement shall continue as Obligations of the same type under this Agreement and shall be governed by this Agreement and secured by all the Collateral, to the extent set forth in the Collateral Documents, (c) the security interests granted by the Foreign Credit Parties to the Agents, on behalf of itself, the Fronting Lender and the applicable Lenders pursuant to the Loan Documents (as defined in the Existing Credit Agreement), shall remain outstanding and in full force and effect and shall continue to secure the Obligations and (d) all Liens (as defined in the Existing Credit Agreement) evidenced or created by the European Collateral Documents (as defined in the Existing Credit Agreement) are hereby ratified, confirmed and continued.

WHEREAS, HVB, in its capacity as the Fronting Lender (but not including any of HVB's successors and assigns acting as Fronting Lender) has requested to share only the security granted by each of the Foreign Subsidiaries and benefit only from the guarantees granted by the Foreign Guarantors.

WHEREAS, the Domestic Guarantors are willing to continue to guarantee all of the Obligations and grant a security interest in and lien upon certain of their existing and after-acquired personal and real property to secure the Obligations as set forth in the respective Collateral Documents; and

WHEREAS, the Obligations will be secured by a first priority pledge of all of the Stock of each of the Parent's direct and indirect Domestic Subsidiaries.

NOW, THEREFORE, accordingly, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree that, from and after the Restatement Effective Date, the Existing Credit Agreement (including all the Annexes, Schedules and Exhibits thereto) is amended and restated in its entirety to read as set forth above and as follows (and, in the case of the Annexes, Schedules and Exhibits, in the forms attached hereto).

1. AMOUNT AND TERMS OF CREDIT

1.1. Credit Facility. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Borrowers and the other Foreign Credit Parties contained herein:

(a) INTENTIONALLY OMITTED.

(b) European Revolving Loans.

(i) On the Restatement Effective Date, all Existing European Revolving Loans shall remain outstanding and shall be continued as European Revolving Loans hereunder. Subject to the terms and conditions hereof, Fronting Lender agrees to make available in Euros to Borrowers from time to time until the Commitment Termination Date advances (each, a "European Revolving Credit Advance") in the aggregate amount not to exceed the European Revolving Loan Commitments, and each European Revolving Loan Participant shall purchase a risk participation from the Fronting Lender equal to its Pro Rata Share of each European Revolving Credit Advance, all accrued and unpaid Participation Fees due thereon and all other Fees owing to the Fronting Lender for its own account. The Pro Rata Share of the European Revolving Loan of each European Revolving Loan Participant shall not at any time exceed the amount of its separate European Revolving Loan Commitment (except in the case where such excess arises as a result of fluctuations in currency rates). The obligations of each European Revolving Loan Participant hereunder shall be several and not joint. Until the Commitment Termination Date, Borrowers may borrow, repay and reborrow under this Section 1.1(b);

provided, that the amount of any European Revolving Credit Advance to be made at any time shall not exceed the European Borrowing Availability at such time. European Borrowing Availability may be reduced by Reserves imposed by Administrative Agent in its reasonable credit judgment. In addition, the European Revolving Loan outstanding shall not exceed at any time the Dollar Equivalent of the European Borrowing Base at such time. Each European Revolving Credit Advance shall be made on notice by European Borrower Representative to one of the representatives of Fronting Lender identified in Schedule 1.1 at the address specified therein. Any such notice must be given no later than (1) 11:00 a.m. (Munich time) on the date which is three (3) Business Days prior to the proposed European Revolving Credit Advance, in the case of a Euro Index Rate Loan, or (2) 11:00 a.m. (Munich time) on the same day of the proposed European Revolving Credit Advance, in the case of a Euribor Loan. Each such notice (a "Notice of European Revolving Credit Advance") must be given in writing (by telecopy or overnight courier) substantially in the form of Exhibit 1.1(b)(i), and shall include the information required in such Exhibit and such other information as may be reasonably required by Fronting Lender. If Borrowers desire to have the European Revolving Credit Advances bear interest by reference to a Euribor Rate, European Borrower Representative must comply with Section 1.5(g)

(ii)   Except as provided in the last sentence of Section 1.12, Borrowers shall execute and deliver a note to Fronting Lender to evidence the European Revolving Loan Commitments. The note shall be in the principal amount of the European Revolving Loan Commitments, dated the Restatement Effective Date and substantially in the form of Exhibit 1.1(b)(ii) (the "European Revolving Note"). The European Revolving Note shall represent the obligation of Borrowers to pay the amount of the European Revolving Loan Commitments or, if less, the aggregate unpaid principal amount of all European Revolving Credit Advances together with interest thereon as prescribed in Section 1.5. The entire unpaid balance of the aggregate European Revolving Loan and all other non-contingent Obligations shall be immediately due and payable in full in immediately available funds on the Commitment Termination Date.

(iii)   If at any time the outstanding European Revolving Loan exceeds the European Borrowing Base (including any such excess arising as a result of fluctuations in currency rates) (any such excess European Revolving Loan is herein referred to collectively as "European Overadvances"), Fronting Lender shall not be obligated to make European Revolving Credit Advances, no additional European Letters of Credit shall be issued and the European Revolving Loan must be repaid immediately and European Letters of Credit cash collateralized, in each case, in an amount sufficient to eliminate any European Overadvances. All European Overadvances shall constitute a Euro Index Rate Loan and shall bear interest at the Default Rate.

(iv)   Each European Revolving Loan Participant's obligation to purchase a risk participation interest in accordance with Section 1.1(c)(i) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right that such European Revolving Loan Participant may have against the Fronting Lender, any Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of any Default or Event of Default; (C) any inability of any Borrower to satisfy the conditions precedent to borrowing set forth in this Agreement at any time or (D) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(v)   As long as no Default or Event of Default has occurred and is continuing, Borrowers may by written notice to the Administrative Agent, substantially in the form of Exhibit 1.1(b)(v) attached hereto (an "Extension Request") given not more than forty-five (45) days nor less than thirty (30) days prior to the Maturity Date in effect on the Restatement Effective Date (the "Existing Maturity Date"), request that the Existing Maturity Date be extended to the date which is ninety (90) days after the Existing Maturity Date. The Existing Maturity Date shall be so extended, provided that, as of the date of the Extension Request, (A) no Default or Event of Default has occurred and is continuing, (B) Borrowers shall have delivered evidence satisfactory to Administrative Agent that Borrowers have European Borrowing Availability of not less than the Dollar Equivalent of $10,000,000 at all times during the thirty (30) day period immediately prior to the date of the Extension Request, and (C) the Existing Maturity Date (as defined in the DIP Agreement) of the DIP Agreement has been extended in accordance with the terms of an Extension Request (as defined in the DIP Agreement). The Administrative Agent shall notify each of the Lenders that the Existing Maturity Date has been so extended promptly after receipt of the Extension Request, provided that the conditions in this clause (v) for the extension of the Existing Maturity Date have been satisfied.

(c) INTENTIONALLY OMITTED.

(d) Reliance on Notices; Appointment of European Borrower Representative. Each Agent and Fronting Lender shall be entitled to rely upon, and shall be fully protected in relying upon, any Notice of European Revolving Credit Advance, Notice of European Conversion/Continuation or similar notice reasonably believed by such Agent or Fronting Lender to be genuine. Each Agent and Fronting Lender may assume that each Person executing and delivering any notice in accordance herewith was duly authorized, unless the responsible individual acting thereon for such Agent and Fronting Lender has actual knowledge to the contrary. Each Borrower hereby designates FMKG as its representative and agent on its behalf for the purposes of issuing Notices of European Revolving Credit Advances and Notices of European Conversion/Continuation, giving instructions with respect to the disbursement of the proceeds of the European Revolving Loans, selecting interest rate options, requesting European Letters of Credit, giving and receiving all other notices and consents hereunder or under any of the other Loan Documents and taking all other actions (including in respect of compliance with covenants) on behalf of any Borrower or Borrowers under the Loan Documents. European Borrower Representative hereby accepts such appointment. Each Agent, Fronting Lender and any European Revolving Loan Participant may regard any notice or other communication pursuant to any Loan Document from European Borrower Representative as a notice or communication from all Borrowers, and may give any notice or communication required or permitted to be given to any Borrower or Borrowers hereunder to European Borrower Representative on behalf of such Borrower or Borrowers. Each Borrower agrees that each notice, election, representation and warranty, covenant, agreement and undertaking made on its behalf by European Borrower Representative shall be deemed for all purposes to have been made by such Borrower and shall be binding upon and enforceable against such Borrower to the same extent as if the same had been made directly by such Borrower.

1.2. Letters of Credit. Subject to and in accordance with the terms and conditions contained herein and in Annex B, the European Borrower Representative, on behalf of the applicable Borrower, shall have the right to request, and Fronting Lender agrees to incur, or purchase participations in, European Letter of Credit Obligations.

1.3. Prepayments. (a) (i) INTENTIONALLY OMITTED.

(ii)   Voluntary Prepayments; Reductions in European Revolving Loan Commitments. The Borrowers may at any time, on at least five (5) days' prior written notice by European Borrower Representative to Administrative Agent and Fronting Lender permanently reduce (but not terminate) the European Revolving Loan Commitment; provided, that (A) any such reduction shall be in a minimum amount of the Dollar Equivalent of $5,000,000 and integral equivalents of the Dollar Equivalent of $1,000,000 in excess of such amount (B) the European Revolving Loan Commitment shall not be reduced to an amount less than the Dollar Equivalent of $20,000,000, and (C) the European Revolving Loan Commitment shall not be reduced to an amount less than the amount of the European Revolving Loan then outstanding (unless, in each case, this Agreement is being terminated), and after giving effect to such reductions, Borrowers shall comply with Section 1.3(b)(ii). In addition, Borrowers may at any time, on at least ten (10) days' prior written notice to Administrative Agent and Fronting Lender terminate the European Revolving Loan Commitment; provided, that upon such termination, all European Revolving Loans and other Obligations shall be immediately due and payable in full and all European Letter of Credit Obligations shall be cash collateralized or otherwise satisfied in accordance with Annex B hereto. Any reduction or termination of the European Revolving Loan Commitment must be accompanied by payment of the Fee required by Section 1.9(c), if any, plus the payment of any Euribor funding breakage costs in accordance with Section 1.13(b). Upon any such reduction or termination of the European Revolving Loan Commitment, the Borrowers' right to request European Revolving Credit Advances or request that European Letter of Credit Obligations be incurred on their behalf shall simultaneously be permanently reduced or terminated; provided, that a permanent reduction of European Revolving Loan Commitment shall not require a corresponding pro rata reduction in the European L/C Sublimit. Each notice of partial prepayment shall designate the European Revolving Loans or other Obligations to which such prepayment is to be applied.

(b)   Mandatory Prepayments.

(i)   INTENTIONALLY OMITTED.

(ii)   If at any time the aggregate outstanding balances of the European Revolving Loan exceed (including any such excess arising as a result of fluctuations in currency rates) the lesser of (A) the European Maximum Amount and (B) the European Borrowing Base, Borrowers shall immediately repay the aggregate outstanding European Revolving Credit Advances to the extent required to eliminate such excess. If any such excess remains after repayment in full of the aggregate outstanding European Revolving Credit Advances, Borrowers shall provide cash collateral for the European Letter of Credit Obligations in the manner set forth in Annex B to the extent required to eliminate such excess which cash collateral shall be held by the Administrative Agent until there is no longer any such excess, at which time any remaining cash collateral shall be available to Borrowers.

(iii)   Immediately upon receipt by any Foreign Credit Party of cash proceeds of any Asset Disposition (excluding proceeds of Asset Dispositions permitted by Section 6.8(a) or, so long as no Event of Default is then continuing, Section 6.8(e)) or any sale of Stock of any Foreign Credit Party or any Subsidiary of any Foreign Credit Party (excluding any sale, transfer or other disposition of any such Stock as contemplated by the Post-Closing Restructuring), Borrowers shall prepay the European Revolving Loans in an amount equal to all such cash proceeds, net of (A) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by such Borrower in connection therewith (in each case, paid to non-Affiliates), (B) transfer taxes, (C) amounts payable to holders of senior Liens (to the extent such Liens constitute Permitted Encumbrances hereunder), if any, (D) an appropriate reserve for income taxes in accordance with German or other local generally accepted accounting principles applicable to a Foreign Credit Party, in connection therewith; and (E) any amounts required to be held in escrow in connection with such transaction, provided, that the escrowed cash amounts shall be applied to repay European Revolving Loans under this subclause (iii) as and to the extent released from escrow. Any such prepayment shall be applied in accordance with Section 1.3(c).

(iv)   If any Foreign Credit Party or any Subsidiary of any Foreign Credit Party issues Stock, no later than the Business Day following the date of receipt of the cash proceeds thereof (excluding proceeds from any issuance of Stock contemplated by the Post-Closing Restructuring), Borrowers shall prepay the European Revolving Loans in an amount equal to all such cash proceeds, net of underwriting discounts and commissions and other reasonable costs paid to non-Affiliates in connection therewith. Any such prepayment shall be applied in accordance with Section 1.3(c).

(v)   If any Foreign Credit Party incurs any Indebtedness (other than Indebtedness permitted by Section 6.3), no later than the Business Day following the date of receipt of the cash proceeds thereof, Borrowers shall prepay the European Revolving Loans in an amount equal to all such cash proceeds, net of underwriting discounts and commissions and other reasonable costs paid to non-Affiliates in connection therewith. Any such payment shall be applied in accordance with Section 1.3(c).

(c)   Application of Certain Mandatory Prepayments. Subject to the provisions of Section 1.18, any prepayments made by any Borrower pursuant to Sections 1.3(b)(iii), (b)(iv) or (b)(v) above shall be applied to the Obligations owing by that Borrower as follows: first, to Fees and reimbursable expenses of Administrative Agent, European Loan Agent and/or Fronting Lender then due and payable pursuant to any of the Loan Documents; second, to interest then due and payable on European Revolving Credit Advances (and, in that case, first to interest on the European Revolving Credit Advances excluding the Participation Fee and second to the Participation Fee); third, to the principal balance of European Revolving Credit Advances outstanding until the same has been paid in full; and last, to any European Letter of Credit Obligations of Borrowers to provide cash collateral therefor in the manner set forth in Annex B, until all such European Letter of Credit Obligations have been fully cash collateralized in the manner set forth in Annex B provided, the Administrative Agent, in its sole discretion, may determine no such cash-collateralization shall be required to the extent the applicable Borrower(s) have European Borrowing Availability (before giving effect to such European Letter of Credit Obligations) in excess of the amount of such European Letter of Credit Obligations. Any proceeds which remain following application of such proceeds shall be returned to the applicable Borrower. The European Revolving Loan Commitment shall not be permanently reduced by the amount of any such prepayments.

(d)   Application of Prepayments from Insurance and Condemnation Proceeds. Subject to the provisions of Section 1.18, prepayments from cash insurance or condemnation proceeds of Borrowers or any other Foreign Credit Party in connection with an event of loss in accordance with Section 5.4(c) and the Mortgages, respectively, shall subject to Section 5.4(c), be applied to the European Revolving Loan and other Obligations of Borrowers as Administrative Agent elects; provided, that the Administrative Agent shall not use any such proceeds to cash-collateralize European Letter of Credit Obligations to the extent the applicable Borrower(s) have European Borrowing Availability (before giving effect to such European Letter of Credit Obligations) in excess of the amount of such European Letter of Credit Obligations and no Event of Default has occurred and is continuing. The European Revolving Loan Commitment shall not be permanently reduced by the amount of any such prepayments. If cash insurance or condemnation proceeds received by a particular Borrower exceed the outstanding principal balances of the European Revolving Loans to that Borrower or if the precise amount of cash insurance or condemnation proceeds allocable to Inventory as compared to Equipment, Fixtures and Real Estate are not otherwise determined, the allocation and application of those proceeds shall be determined by Administrative Agent, subject to the approval of Requisite Lenders.

(e)   No Implied Consent. Nothing in this Section 1.3 shall be construed to constitute any Agent's or any Lender's consent to any transaction that is not permitted by other provisions of this Agreement or the other Loan Documents.

(f)   Application Generally. All mandatory prepayments shall (i) to the extent practicable, be applied to Euro Index Rate Loans prior to being applied to Euribor Loans and (ii) to the extent no Default or Event of Default has occurred and is continuing and to the extent that any such prepayment is otherwise to be applied to a Euribor Loan prior to the end of the Euribor Interest Period with respect thereto (and such prepayment would require payment of breakage costs in accordance with Section 1.13(b), at the request of the European Borrower Representative, be held by the Fronting Lender in an interest bearing account at a bank or financial institution acceptable to Administrative Agent pursuant to documentation satisfactory to the Administrative Agent (the "Prepayment Account") until the end of the Euribor Interest Period and, on the last day of the Euribor Interest Period, be applied to prepay European Revolving Loans and cash-collateralize European Letters of Credit as otherwise required hereunder. Any interest earned on deposits in the Prepayment Account shall be for the account of Administrative Agent or Fronting Lender, as applicable. Subject to Section 1.18, after the occurrence of and during the continuance of an Event of Default, Administrative Agent may apply funds then held in the Prepayment Account to the payment, in such order as Administrative Agent may elect, of any Obligations then due and payable. Neither any of the Borrowers nor any Person claiming on behalf of or through any Borrower shall have any right to withdraw any of the funds held in the Prepayment Account, except as provided above in this Section 1.3(f).

1.4.   Use of Proceeds. Borrowers shall utilize the proceeds of the European Revolving Loans solely for the financing of Borrowers' ordinary working capital and general corporate needs and to pay any transaction expenses in connection with the execution of this Agreement and for transactions permitted under Section 6.20. Disclosure Schedule (1.4) contains a description of Borrowers' sources and uses of funds as of the Restatement Effective Date, including European Revolving Loans and European Letter of Credit Obligations to be made or incurred on that date, and a funds flow memorandum detailing how funds from each source are to be transferred to particular uses.

1.5.   Interest and Applicable Margins.

(a)   INTENTIONALLY OMITTED.

(b)   Borrowers shall pay interest to Fronting Lender with respect to the European Revolving Loans being made by Fronting Lender to Borrowers, in Euros in arrears on each applicable Interest Payment Date, at the Euro Index Rate plus the Applicable Euro Index Margin per annum or at the election of Borrowers, the applicable Euribor Rate plus the Applicable Euribor Margin per annum.

The Applicable Margins are as follows:

Applicable Euro Index Margin	4.00%
Applicable Euribor Margin	2.50%
Applicable Unused Line Fee Margin	0.50%

(c)   If any payment on any European Revolving Loan becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day (except as set forth in the definition of Euribor Period) and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

(d)   All computations of Fees calculated on a per annum basis and interest shall be made by the Administrative Agent on the basis of a 360-day year, in each case for the actual number of days occurring in the period for which such interest and Fees are payable. The Euro Index Rate is a floating rate determined for each day. Each determination by the Administrative Agent of an interest rate and Fees hereunder shall be presumed to be correct, absent manifest error.

(e)   So long as an Event of Default has occurred and is continuing under Section 8.1(a), (h) or (i) or so long as any other Event of Default has occurred and is continuing and at the election of Administrative Agent (or upon the written request of Requisite Lenders) confirmed by written notice from Administrative Agent to European Borrower Representative, the interest rates applicable to the European Revolving Loans and the Letter of Credit Fees shall be increased by two percentage points (2%) per annum above the rates of interest or the rate of such Fees otherwise applicable hereunder ("Default Rate"), and all outstanding Obligations shall bear interest at the Default Rate applicable to such Obligations. Interest and Letter of Credit Fees at the Default Rate shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand.

(f)   INTENTIONALLY OMITTED.

(g)   European Borrower Representative shall have the option to (i) request that any European Revolving Credit Advance be made as a Euribor Loan, (ii) convert at any time all or any part of outstanding European Revolving Loans from Euro Index Rate Loans to Euribor Loans, (iii) convert any Euribor Loan to Euro Index Rate Loan, subject to payment of Euribor breakage costs in accordance with Section 1.13(b) if such conversion is made prior to the expiration of the Euribor Period applicable thereto, or (iv) continue all or any portion of any European Revolving Loan as a Euribor Loan upon the expiration of the applicable Euribor Period and the succeeding Euribor Period of that continued Loan shall commence on the first (1st) day after the last day of the Euribor Period of the European Revolving Loan to be continued provided that, in the case of clauses (i), (ii) and (iv) any such request or conversion shall be subject to the conditions precedent set forth in Section 2.2. Any European Revolving Loan or group of European Revolving Loans having the same proposed Euribor Period to be made or continued as, or converted into, a Euribor Loan must be in a minimum amount of EUR 1,000,000 and integral multiples of EUR 250,000 in excess of such amount. Any such election must be made by 11:00 a.m. (Munich time) on the third (3rd) Business Day prior to (1) the date of any proposed European Revolving Credit Advance which is to bear interest at the Euribor Rate, (2) the end of each

Euribor Period with respect to any Euribor Loans to be continued as such, or (3) the date on which European Borrower Representative wishes to convert any Euro Index Rate Loan to a Euribor Loan for a Euribor Period designated by European Borrower Representative in such election. If no election is received with respect to a Euribor Loan by 11:00 a.m. (Munich time) on the third (3rd) Business Day prior to the end of the Euribor Period with respect thereto (or if a Default or an Event of Default has occurred and is continuing or if the additional conditions precedent set forth in Section 2.2 shall not have been satisfied), that Euribor Loan shall be converted to a Euro Index Rate Loan at the end of its Euribor Period. European Borrower Representative must make such election by notice to Fronting Lender in writing, by telecopy or overnight courier. In the case of any conversion or continuation, such election must be made pursuant to a written notice (a "Notice of European Conversion/Continuation") in the form of Exhibit 1.5(g).

(h)   Notwithstanding anything to the contrary set forth in this Section 1.5, if a court of competent jurisdiction determines in a final order that the rate of interest payable hereunder exceeds the highest rate of interest permissible under law (the "Maximum Lawful Rate"), then so long as the Maximum Lawful Rate would be so exceeded, the rate of interest payable hereunder shall be equal to the Maximum Lawful Rate; provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrowers shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Administrative Agent, on behalf of Lenders and the Fronting Lender, is equal to the total interest that would have been received had the interest rate payable hereunder been (but for the operation of this paragraph) the interest rate payable since the Restatement Effective Date as otherwise provided in this Agreement. Thereafter, interest hereunder shall be paid at the rate(s) of interest and in the manner provided in Sections 1.5 through (g), unless and until the rate of interest again exceeds the Maximum Lawful Rate, and at that time this paragraph shall again apply. In no event shall the total interest received by any Lender pursuant to the terms hereof exceed the amount that such Lender could lawfully have received had the interest due hereunder been calculated for the full term hereof at the Maximum Lawful Rate. If the Maximum Lawful Rate is calculated pursuant to this paragraph, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made. If, notwithstanding the provisions of this Section 1.5(h), a court of competent jurisdiction shall finally determine that a Lender has received interest hereunder in excess of the Maximum Lawful Rate, Fronting Lender shall, to the extent permitted by applicable law, promptly apply such excess in the order specified in Section 1.11 and thereafter shall refund any excess to Borrowers or as a court of competent jurisdiction may otherwise order.

1.6. INTENTIONALLY OMITTED. 1.7. INTENTIONALLY OMITTED. 1.8 . Cash Management Systems On or prior to the Restatement Effective Date, Borrowers will establish and will maintain until the Termination Date, the cash management systems described in Annex C (the "Cash Management Systems").

1.9. Fees.

(a)   Borrowers shall pay to GE Capital, individually, the Fees specified in the GE Capital Fee Letter, at the times specified for payment therein.

(b)   (i)   INTENTIONALLY OMITTED.

(ii)   As additional compensation for the European Revolving Loan Participants, Borrowers shall pay to Fronting Lender, for the ratable benefit of such European Revolving Loan Participants, quarterly in arrears, on the first Business Day of each Fiscal Quarter prior to the Commitment Termination Date, commencing on the first such day following the date hereof, and on the Commitment Termination Date, a Fee for Borrowers' non-use of available funds in an amount equal to the Applicable Unused Line Fee Margin per annum (calculated on the basis of a 360 day year for actual days elapsed) multiplied by the difference between (x) the European Maximum Amount (as it may be reduced from time to time) and (y) the Dollar Equivalent of the average for the period of the daily closing balances of the aggregate European Revolving Loan outstanding during the period for which such Fee is due. Upon Fronting Lender's receipt of such Fee, the Fronting Lender shall promptly distribute such Fee to the European Loan Agent, and European Loan Agent shall, upon receipt thereof, distribute to each European Revolving Loan Participant their Pro Rata Share of such Fee.

(c)   (i)   INTENTIONALLY OMITTED.

(ii)   If Borrowers reduce or terminate the European Revolving Loan Commitment before the Maturity Date, whether voluntarily or involuntarily and whether before or after acceleration of the Obligations, or if the European Revolving Loan Commitment is otherwise terminated in accordance herewith before the Maturity Date, Borrowers shall pay to Fronting Lender, for the benefit of European Revolving Loan Participants as liquidated damages and compensation for the costs of being prepared to make funds available hereunder an amount equal to the Applicable Percentage (as defined below) multiplied by the sum of the amount of the reduction of the European Revolving Loan Commitment.

As used herein, the term "Applicable Percentage" shall mean one and a half percent (1.5%). The Foreign Credit Parties agree that the Applicable Percentage is a reasonable calculation of Lenders' lost profits in view of the difficulties and impracticality of determining actual damages resulting from an early termination of the European Revolving Loan Commitment. Notwithstanding the foregoing, no prepayment fee shall be payable by Borrowers (A) upon a mandatory prepayment made pursuant to Sections 1.3(b) and (d) or 1.16(c); provided, that Borrowers do not permanently reduce or terminate the European Revolving Loan Commitment, as the case may be upon any such prepayment and, in the case of prepayments made pursuant to Sections 1.3(b)(ii) or (b)(iii), the transaction giving rise to the applicable prepayment is expressly permitted under Section 6; and (B) in the event the Administrative Agent hereafter provides any Indebtedness to one or more of the Borrowers and the proceeds are used to pay in full the Obligations and terminate the European Revolving Loan Commitment.

(d)   Borrowers shall pay to HVB, in its capacity as Fronting Lender, the Fees specified in the HVB Fee Letter, at the times specified for payment therein.

(e)   Borrowers shall pay Fronting Lender, for the ratable benefit of European Revolving Loan Participants, the European Letter of Credit Fee as provided in Annex B.

(f)   When and as Fronting Lender collects interest on the European Revolving Loans prior to the Put Date, Fronting Lender shall retain for its account interest at the Euribor Rate or the Euro Index Rate, as applicable, and shall promptly distribute to the European Loan Agent, and European Loan Agent shall, upon receipt thereof, promptly distribute to each European Revolving Loan Participant its Pro Rata Share of the Applicable Margins, as a participation fee (the "Participation Fee"). If Borrowers pay less than all of the interest then due and owing by them for any period, that portion of the interest equal to the Participation Fee shall be deemed to be the last portion of interest paid or to be paid.

1.10. Receipt of Payments. Borrowers shall make each payment under this Agreement not later than 2:00 p.m. (Munich time), on the day when due in immediately available funds in Euros to the applicable Collection Account. For purposes of computing interest and Fees with respect to European Revolving Loans and European Letter of Credit Obligations and determining European Borrowing Availability as of any date, all payments shall be deemed received on the Business Day on which immediately available funds therefor are received in the applicable Collection Account prior to 2:00 p.m. (Munich time). Payments received after 2:00 p.m. (Munich time), on any Business Day or on a day that is not a Business Day shall be deemed to have been received on the following Business Day.

1.11. Application and Allocation of Payments.

(a)   So long as no Event of Default has occurred and is continuing, (i) payments matching specific scheduled payments then due shall be applied to those scheduled payments; (ii) voluntary prepayments shall be applied in accordance with the provisions of Section 1.3(a); and (iii) mandatory prepayments shall be applied as set forth in Sections 1.3(b) and 1.3(c). All payments and prepayments applied to a particular European Revolving Loan shall be applied ratably to the portion thereof held by each Lender as determined by its Pro Rata Share. Subject to Section 1.18, as to any other payment, and as to all payments made when an Event of Default has occurred and is continuing or following the Commitment Termination Date, each Borrower hereby irrevocably waives the right to direct the application of any and all payments received from or on behalf of such Borrower, and each Borrower hereby irrevocably agrees that Administrative Agent shall have the continuing exclusive right to apply any and all such payments against the Obligations of Borrowers as Administrative Agent may deem advisable notwithstanding any previous entry by Administrative Agent in the Loan Account or any other books and records. In the absence of a specific determination by Administrative Agent with respect thereto, payments received from Borrowers and Credit Parties shall be applied to amounts then due and payable in the following order: (1) to reimbursable expenses then due to Fronting Lender or any Agent; (2) to interest on the European Revolving Loans excluding Participation Fee; (3) to the Participation Fee; (4) to the principal balance of the European Revolving Loans; and (5) to expenses of Lenders with respect to the European Revolving Loans to the extent reimbursable under Section 11.3. Notwithstanding the foregoing, the Administrative Agent may determine, in its sole discretion, not to require cash-collateralization of European Letter of Credit Obligations of a Borrower under this Section 1.11(a) to the extent the applicable Borrowers have European Borrowing Availability (before giving effect to such European Letter of Credit Obligations) in excess of the amount of such European Letter of Credit Obligations. To the extent that any payment of interest on the European Revolving Loan constitutes payment of less than the total amount of interest then due, the amount received shall be applied first to the Euribor Rate or Index Rate portion of such interest payment, and second to the Participation Fee portion of such interest payment.

(b)   Administrative Agent is authorized to, and at its sole election may, charge to the European Revolving Loan balance on behalf of the applicable Borrower and cause to be paid all Fees, expenses, Charges, costs (including insurance premiums in accordance with Section 5.4(a)) and interest and principal, other than principal of the European Revolving Loan, as applicable, owing by the applicable Borrower under this Agreement or any of the other Loan Documents if and to the extent such Borrower fails to pay promptly any such amounts as and when due, even if the amount in Dollar Equivalents of such charges would exceed European Borrowing Availability at such time or would cause the outstanding Dollar Equivalent balance of the European Revolving Loan to exceed the European Borrowing Base after giving effect to such charges. At Administrative Agent's option and to the extent permitted by law, any charges so made shall constitute part of the European Revolving Loan, hereunder.

1.12. <u>Loan Account and Accounting</u>. Administrative Agent shall maintain a loan account (each a "<u>Loan Account</u>") on its books to record: all Advances, all payments made by Borrowers, and all other debits and credits as provided in this Agreement with respect to the European Revolving Loans or any other Obligations. All entries in the Loan Account shall be made in accordance with Administrative Agent's customary accounting practices as in effect from time to time. The balance in the Loan Account, as recorded on Administrative Agent's most recent printout or other written statement, shall, absent manifest error, be presumptive evidence of the amounts due and owing to Administrative Agent and Lenders by each Borrower; <u>provided</u>, that any failure to so record or any error in so recording shall not limit or otherwise affect any Borrower's duty to pay the Obligations. Administrative Agent shall render to the European Borrower Representative a monthly accounting of transactions with respect to the European Revolving Loans setting forth the balance of the Loan Account as to each Borrower for the immediately preceding month. Unless the European Borrower Representative notifies Administrative Agent in writing of any objection to any such accounting (specifically describing the basis for such objection), within sixty (60) days after the date thereof, each and every such accounting shall (absent manifest error) be deemed final, binding and conclusive on Borrowers in all respects as to all matters reflected therein. Only those items expressly objected to in such notice shall be deemed to be disputed by Borrowers. Notwithstanding any provision herein contained to the contrary, any Lender may elect (which election may be revoked) to dispense with the issuance of European Revolving Notes to that Lender and may rely on the applicable Loan Account as evidence of the amount of Obligations from time to time owing to it.

1.13. <u>Indemnity</u>.

(a)   Each Foreign Credit Party that is a signatory hereto shall jointly and severally indemnify and hold harmless each Agent, Fronting Lender and each other Lender, each L/C Issuer and their respective Affiliates, and each such Person's respective officers, directors, employees, attorneys, agents and representatives (each, an "<u>Indemnified Person</u>"), from and against any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including reasonable attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) that may be instituted or asserted against or incurred by any such Indemnified Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents and the administration of such credit, and in connection with or arising out of the transactions contemplated hereunder and thereunder and any actions or failures to act in connection therewith, including any and all Environmental Liabilities and reasonable legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Loan Documents (collectively, "<u>Indemnified Liabilities</u>"); <u>provided</u>, that no such Foreign Credit Party shall be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results from that Indemnified Person's gross negligence or willful misconduct. NO INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO ANY OTHER PARTY TO ANY LOAN DOCUMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR

INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF CREDIT HAVING BEEN EXTENDED, SUSPENDED OR TERMINATED UNDER ANY LOAN DOCUMENT OR AS A RESULT OF ANY OTHER TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

(b)   To induce Lenders to provide the Euribor Rate option on the terms provided herein, if (i) any Euribor Loans are repaid in whole or in part prior to the last day of any applicable Euribor Period, as the case may be (whether that repayment is made pursuant to any provision of this Agreement or any other Loan Document or occurs as a result of acceleration, by operation of law or otherwise); (ii) any Borrower shall default in payment when due of the principal amount of or interest on any Euribor Loan; (iii) any Borrower shall refuse to accept any borrowing of, or shall request a termination of, any borrowing of, conversion into or continuation of, Euribor Loans after the European Borrower Representative has given notice requesting the same in accordance herewith; or (iv) any Borrower shall fail to make any prepayment of a Euribor Loan after the European Borrower Representative has given a notice thereof in accordance herewith, then the European Borrower Representative shall indemnify and hold harmless each Lender from and against all losses, costs and expenses resulting from or arising from any of the foregoing. Such indemnification shall include any loss (including loss of margin) or expense arising from the reemployment of funds obtained by it or from fees payable to terminate deposits from which such funds were obtained. For the purpose of calculating amounts payable to a Lender under this subsection, each Lender shall be deemed to have actually funded its relevant Euribor Loan through the purchase of a deposit bearing interest at the Euribor Rate in an amount equal to the amount of that Euribor Loan and having a maturity comparable to the relevant Euribor Period; provided, that each Lender may fund each of its Euribor Loans in any manner it sees fit, and the foregoing assumption shall be utilized only for the calculation of amounts payable under this subsection. This covenant shall survive the termination of this Agreement and the payment of the European Revolving Notes and all other amounts payable hereunder. As promptly as practicable under the circumstances, each Lender shall provide the European Borrower Representative with its written calculation (in reasonable detail) of all amounts payable pursuant to this Section 1.13(b), and such calculation shall be binding on the parties hereto unless the European Borrower Representative shall object in writing within thirty (30) Business Days of receipt thereof, specifying the basis for such objection in detail.

1.14. Access. Each Foreign Credit Party that is a party hereto shall, during normal business hours, from time to time upon one (1) Business Day's prior notice as frequently as Administrative Agent determines to be appropriate: (a) provide each Agent and any of its respective officers, employees and agents access to its properties, facilities, advisors and employees (including officers) of each Foreign Credit Party and to the Collateral, (b) permit each Agent, and any of its respective officers, employees and agents, to inspect, audit and make extracts from any Foreign Credit Party's books and records, and (c) permit each Agent, and its respective officers, employees and agents, to inspect, review, evaluate and make test verifications and counts of the Collateral of any Foreign Credit Party. If an Event of Default has occurred and is continuing or if access is necessary to preserve or protect the Collateral as determined by any Agent, each such Foreign Credit Party shall provide such access to each Agent and to each Lender at all times and without advance notice. Furthermore, so long as any Event of Default has occurred and is continuing, Borrowers shall provide each Agent and each Lender with access to their suppliers and customers. Each Foreign Credit Party shall make available to any Agent and its counsel, as quickly as is possible under the circumstances, originals or copies of all books and records that such Agent may reasonably request. Each Foreign Credit Party shall deliver any document or instrument necessary for any Agent, as such Agent may from time to time reasonably request, to obtain records from any service bureau or other Person that maintains records for such Foreign Credit Party, and shall maintain duplicate records or supporting documentation on media, including computer tapes and discs owned by such Foreign Credit Party. Administrative Agent will give Lenders at least ten (10) Business Days' prior written notice of regularly scheduled audits. The Borrowers' responsibility for the payment of field examinations are as set forth in the GE Capital Fee Letter. Representatives of other Lenders may accompany an Agent's representatives on regularly scheduled audits at no charge to Borrowers.

           1.15. <u>Taxes</u>.

           (a)   Any and all payments by any Credit Party hereunder, under the European Revolving Notes, or under any other Loan Document, shall be made, in accordance with this <u>Section 1.15</u>, free and clear of and without deduction for any and all present or future Taxes. If any Credit Party shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to any Agent or any Lender, under the European Revolving Notes, or under any other Loan Document, (i) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this <u>Section 1.15</u>) such Agent or such Lender, as applicable, receive an amount equal to the sum they would have received had no such deductions been made, (ii) such Credit Party shall make such deductions, and (iii) such Credit Party shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of Taxes, the applicable Credit Party shall furnish to the Administrative Agent the original or a certified copy of a receipt evidencing payment thereof. Agents and Lenders shall not be obligated to return or refund any amounts received pursuant to this <u>Section 1.15</u>. In addition to the Taxes described in this Section, each Credit Party agrees to pay any Taxes that arise from any payment made under this Agreement or under any other Loan Document or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, this Agreement, the other Loan Documents and any other agreements and instruments contemplated hereby or thereby.

           (b)   Each Credit Party that is a signatory hereto shall jointly and severally indemnify and, within ten (10) days of demand therefor, pay each Agent and each Lender for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this <u>Section 1.15</u>) paid by each Agent or such Lender, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted.

           (c)   Any Fronting Lender organized under the laws of a jurisdiction outside of Germany, shall, on or prior to the date of its execution and delivery of this Agreement in the case of each initial Lender hereunder, and on the date of the Assignment Agreement pursuant to which it became a Lender in the case of each other Lender, and from time to time thereafter if requested in writing by a Borrower or the Administrative Agent (but only so long thereafter as such Lender remains lawfully able to do so), provide the Administrative Agent and/or Fronting Lender and the European Borrower Representative with: such valid and fully completed forms, as are required by the applicable tax authority of Germany, indicating that such European Revolving Loan Participant or Fronting Lender is entitled to benefits under an income tax treaty to which the country within which such Borrower is resident is a party that reduces the rate of interest-withholding tax on payments under this Agreement or the European Revolving Notes (each a "<u>Certificate of Exemption</u>"). No such Person may become a Lender hereunder if such Person fails to deliver a Certificate of Exemption in advance of becoming a Lender as provided above. In addition, each Fronting Lender agrees that from time to time after the Original Closing Date, when a lapse in time or change in circumstances renders the previous Certificate of Exemption obsolete or inaccurate in any material respect, it will deliver to the Administrative Agent and the European Borrower Representative a new, accurate, complete and executed Certificate of Exemption and such other forms as may be required in order to confirm the entitlement of such Lender to a continued exemption from United States withholding tax or other interest-withholding tax, as applicable, with respect to payments under this Agreement or any Note, or it shall promptly upon actual knowledge thereof notify the Administrative Agent and the European Borrower Representative of its inability to deliver any such Certificate of Exemption. No Borrower shall be required to indemnify any Lender, or pay any additional amounts to any Lender, in respect of United States withholding tax or European withholding tax, as applicable, pursuant to Section 1.15 to the extent that (y) the obligation to withhold such amounts existed on the date such Lender became a party to this Agreement; provided, however, that this clause (y) shall not apply to the extent that (I) the indemnity payments or additional amounts any Lender would be entitled to receive (without regard to this clause (y)) do not exceed the indemnity payments or additional amounts that the Person making the assignment or transfer to such Lender would have been entitled to receive in the absence of such assignment or transfer, or (II) such assignment or transfer had been requested by any Borrower, or (z) the obligation to pay such additional amounts would not have arisen but for a failure by such Lender to comply with the provisions of this Section 1.15(c). Notwithstanding anything in this Section 1.15(c) to the contrary, in the event that GE Capital or any of its Affiliates is required to assume the duties of the Fronting Lender after the date hereof, the Borrowers shall be required to indemnify GE Capital or such Affiliate, or pay any additional amounts in respect of any applicable withholding tax pursuant to this Section 1.15, notwithstanding GE Capital or such Affiliates failure to comply with the provisions of this Section 1.15(c) acting in their capacity as a Fronting Lender.

(d)   Each Lender shall notify the European Borrower Representative in writing of any event that will entitle such Lender to compensation under Section 1.15(a) as promptly as practicable, but in any event within one hundred and twenty (120) days after such Lender obtains actual knowledge thereof; provided, however, that if any Lender fails to give such notice within one hundred and twenty (120) days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to Section 1.15(a) in respect of any costs resulting from such event, only be entitled to payment under Section 1.15(a) for amounts or losses incurred from and after the date one hundred and twenty (120) days prior to the date that such Lender does give such notice.

1.16. Capital Adequacy; Increased Costs; Illegality.

(a)   If any law, treaty, governmental (or quasi-governmental) rule, regulation, guideline or order regarding capital adequacy, reserve requirements or similar requirements or compliance by any Lender with any request or directive regarding capital adequacy, reserve requirements or similar requirements (whether or not having the force of law), in each case, adopted after the Original Closing Date, from any central bank or other Governmental Authority increases or would have the effect of increasing the amount of capital, reserves or other funds required to be maintained by such Lender and thereby reducing the rate of return on such Lender's capital as a consequence of its obligations hereunder, then Borrowers shall from time to time upon demand by such Lender (with a copy of such demand to Administrative Agent) pay to Administrative Agent, for the account of such Lender, additional amounts sufficient to compensate such Lender for such reduction. A certificate as to the amount of that reduction and showing the basis of the computation thereof submitted by such Lender to the European Borrower Representative and to Administrative Agent shall, absent manifest error, be final, conclusive and binding for all purposes.

(b)   If, due to either (i) the introduction of or any change in any law or regulation (or any change in the interpretation thereof) or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in each case adopted after the Original Closing Date, there shall be any increase in the cost to any Lender of agreeing to make or making, funding or maintaining any European Revolving Loan, then Borrowers shall from time to time, upon demand by such Lender (with a copy of such demand to Administrative Agent), pay to Administrative Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost. A certificate as to the amount of such increased cost, submitted to the European Borrower Representative and to Administrative Agent by such Lender, shall be presumptive evidence, absent manifest error. Each Lender agrees that, as promptly as practicable after it becomes aware of any circumstances referred to above which would result in any such increased cost, the affected Lender shall, to the extent not inconsistent with such Lender's internal policies of general application, use reasonable commercial efforts to minimize costs and expenses incurred by it and payable to it by Borrowers pursuant to this Section 1.16(b).

(c)   Notwithstanding anything to the contrary contained herein, if the introduction of or any change in any law or regulation (or any change in the interpretation thereof) shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for any Lender to agree to make or to make or to continue to fund or maintain any Euribor Loan, then, unless that Lender is able to make or to continue to fund or to maintain such Euribor Loan at another branch or office of that Lender without, in that Lender's opinion, adversely affecting it or its European Revolving Loans or the income obtained therefrom, on notice thereof and demand therefor by such Lender to the European Borrower Representative through Administrative Agent, (i) the obligation of such Lender to agree to make or to make or to continue to fund or maintain Euribor Loans shall terminate and (ii) each Borrower shall forthwith prepay in full all outstanding Euribor Loans owing by such Borrower to such Lender, together with interest accrued thereon, unless the European Borrower Representative on behalf of such Borrower, within five (5) Business Days after the delivery of such notice and demand, converts all Euribor Loans into Euro Index Rate Loans, provided that no such prepayment of any Euribor Loans shall be subject to any breakage costs which would otherwise be required to be paid under Section 1.13.

(d)   Each Lender shall notify the European Borrower Representative in writing of any event that will entitle such Lender to compensation under Section 1.16(a) or (b) as promptly as practicable, but in any event within one hundred and twenty (120) days after such Lender obtains actual knowledge thereof; provided, however, that (i) if any Lender fails to give such notice within one hundred and twenty (120) days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to Section 1.16(a) or (b) in respect of any costs resulting from such event, only be entitled to payment under Section 1.16(a) or (b) for amounts or losses incurred from and after the date one hundred and twenty (120) days prior to the date that such Lender does give such notice.

(e)   Within fifteen (15) days after receipt by the European Borrower Representative of written notice and demand from any Lender (an "Affected Lender") for payment of additional amounts or increased costs as provided in Sections 1.15(a), 1.16(a) or

1.16(b), the European Borrower Representative may, at its option, notify Administrative Agent and such Affected Lender of its intention to replace the Affected Lender. So long as no Default or Event of Default has occurred and is continuing, the European Borrower Representative, with the consent of Administrative Agent, may obtain, at Borrowers' expense, a replacement Lender ("Replacement Lender") for the Affected Lender, which Replacement Lender must be reasonably satisfactory to Administrative Agent. If Borrowers obtain a Replacement Lender within one hundred and twenty (120) days following notice of their intention to do so, the Affected Lender must sell and assign its European Revolving Loans and European Revolving Loan Commitment to such Replacement Lender for an amount equal to the principal balance of all European Revolving Loans held by the Affected Lender and all accrued interest and Fees with respect thereto through the date of such sale; provided, that Borrowers shall have reimbursed such Affected Lender for the additional amounts or increased costs that it is entitled to receive under this Agreement through the date of such sale and assignment. Notwithstanding the foregoing, Borrowers shall not have the right to obtain a Replacement Lender if the Affected Lender rescinds its demand for increased costs or additional amounts within fifteen (15) days following its receipt of Borrowers' notice of intention to replace such Affected Lender. Furthermore, if Borrowers give a notice of intention to replace and do not so replace such Affected Lender within one hundred and twenty (120) days thereafter, Borrowers' rights under this Section 1.16(e) shall terminate and Borrowers shall promptly pay all increased costs or additional amounts demanded by such Affected Lender pursuant to Sections 1.15(a), 1.16(a) and 1.16(b).

(f)   (i)   If (A) by reason of circumstances affecting the relevant interbank market, adequate and fair means do not exist for determining the interest rate as contemplated herein or funding deposits are not readily available to the Lenders in the applicable market, or (B) the offered rate determined in accordance with the interest fixing clauses does not represent the cost to a Lender of funding its European Revolving Loans or participations, then each affected Lender or the Administrative Agent on behalf of the Lenders shall forthwith give notice thereof to the applicable Borrower, whereupon the Lenders shall cease to have any further obligation to make the applicable requested European Revolving Loan to the applicable Borrower (it being agreed that the Borrower may thereafter request a European Revolving Loan in another applicable currency or based upon the applicable Index Rate or another applicable interest rate and this Section 1.16(f) shall not relieve the Lender of their obligations relating in such subsequent request unless this Section 1.16(f) also applies to such subsequent request).

(ii)   If a notice of the kind referred to in clause (i) is given after the disbursement of the European Revolving Loan, the applicable Borrower and the Administrative Agent and the affected Lenders shall enter into negotiations in good faith with a view to establishing a satisfactory alternative basis for computing interest on the European Revolving Loan for the interest period to which the notice relates. If the Administrative Agent and the Lenders and the applicable Borrower agree in writing upon such an alternative basis on or before the sixtieth (60th) day after that notice is given to the applicable Borrower, interest shall accrue on the European Revolving Loan during that interest period in accordance with that alternative basis.

(iii)   If the Administrative Agent and the Lenders fail to agree on such an alternative basis on or before such sixtieth (60th) day, as soon as practicable thereafter the applicable Borrower shall prepay to the Lenders the European Revolving Loan within ten (10) Business Days after the end of the sixty-day period, provided, that the accrued interest shall be payable to each Lender at a rate equal to the Applicable

Margin plus the aggregate of the actual cost to that Lender of continuing its interest in the European Revolving Loan during the two periods referred to above.

(iv)   While any agreed alternative basis is in force, the Administrative Agent in consultation with the Lenders shall periodically (but at least monthly) determine whether circumstances are such that the basis is no longer necessary and if such determination is made, the Administrative Agent shall forthwith notify the applicable Borrower and each Lender and that alternative basis shall cease to be effective on a date specified by the Administrative Agent in consultation with the Lenders.

1.17. Credit Support. All Obligations arising under this Agreement and the other Loan Documents shall constitute one general obligation of the Domestic Guarantors secured, until the Termination Date, by all of the U.S. Collateral, to the extent set forth in the Collateral Documents. All European Revolving Loans to Borrowers and all of the other Obligations of Borrowers and the Obligations of Foreign Guarantors arising under this Agreement, and the other Loan Documents shall constitute one general obligation of Borrowers and Foreign Guarantors secured, *pari passu*, until the Termination Date, by all of the European Collateral.

1.18. <u>Limitations on Obligations of Foreign Credit Parties</u>. Notwithstanding anything set forth in this Agreement or any other Loan Document to the contrary (other than with respect to <u>Section 8.1</u> hereof), no Foreign Credit Party, shall at any time be liable for any obligations of any Domestic Guarantor (other than any European Obligations) in connection with this Agreement or any other Loan Document, whether related to any representation, warranty, covenant, indemnity or otherwise and whether several or joint and several, and no assets of any Foreign Credit Party nor more than 65% of the Stock of any first tier Foreign Subsidiary shall at any time serve, directly or indirectly, as security for any portion of any obligations (other than any European Obligations) of the Domestic Guarantors under the Loan Documents to which such Domestic Guarantors are a party. The enforcement of this Agreement or any other document referred to herein shall be limited in relation to FG KG and FL KG which are German limited partnerships (*Kommanditgesellschaften*) with a German limited liability company (*Gesellschaft mit beschränkter Haftung – GmbH*) as their sole general partner (*GmbH & Co. KG*), to the extent that the application of enforcement proceeds would cause such general partner's net assets (*Reinvermögen*) to be reduced below the amount of its registered share capital which is protected by sections 30 and 31 of the German Limited Liabilities Companies Act (*GmbHG*), <u>provided</u> that: (i) for the purposes of the calculation of the amounts to be released the following balance sheet items shall be adjusted as follows: (a) loans provided to FG KG or FL KG or their general partner by any Related Party of FG KG or FL KG, as the case may be, or their general partner shall be disregarded if and to the extent that such loans have been made from funds made available to such Related Party under the terms of the Loan Documents, or are subordinated, or are considered subordinated under section 32 a of the German Limited Liabilities Companies Act (*GmbHG*) or section 172 a of the German Commercial Code (*HGB*); and (b) loans and other liabilities incurred in violation of any of the provisions of the Loan Documents shall be disregarded, and (ii) for the purposes of the determination of the available net assets (*Reinvermögen*) FG KG or FL KG, as the case may be, and their general partner shall dispose on market terms of all assets which are shown in their balance sheets with a book value (*Buchwert*) which is significantly lower than the market value of such assets if such assets are not necessary for FG KG's or FL KG's, as the case may be, and its general partner's business (*betriebsnotwendig*). The above limitations shall not apply if following the commencement of any enforcement, the general partner of the FG KG or FL KG, as the case may be, does not provide conclusive evidence, including in particular interim financial statements up to the end of the last completed calendar month, within fourteen (14) days after the commencement of the enforcement, or if after receipt of such unaudited statements notification is given to FG KG's or FL KG's general partner to provide audited financial statements up to the end of that same calendar month and such audited financial statements are not provided within thirty (30) days after the date of such notification. The foregoing limitation of liability in relation to FG KG and FL KG shall apply accordingly in relation to BET GmbH, FM GmbH, GmbH 1 and GmbH 2, <u>provided</u> that such limitation shall not apply to the extent GmbH 1 and/or GmbH 2 become a Borrower or a direct or indirect shareholder/interest holder, as the case may be, of any of the Borrowers.

1.19 <u>Conversion to Dollars</u>. All valuations or computations of monetary amounts set forth in this Agreement shall include the Dollar Equivalent of amounts of currencies other than Dollars. In connection with all Dollar amounts and Euro amounts set forth in this Agreement and the European Borrowing Base, calculations and valuations, currencies other than Dollars, as the context may require, shall be converted to Dollars in accordance with the following procedure:

(a)   Conversions to Dollars, shall occur in accordance with prevailing exchange rates, as determined by Administrative Agent in its reasonable discretion, on the applicable date.

(b)   Unless otherwise specifically set forth in this Agreement, all monetary amounts shall be in Dollars with respect to the European Revolving Loan facilities.

1.20. Judgment Currency; Contractual Currency.

(a)   If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 1.20 referred to as the "Judgment Currency") an amount due under any Loan Document in any currency (the "Obligation Currency") other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 1.20 being hereinafter referred to as the "Judgment Conversion Date").

(b)   If, in the case of any proceeding in the court of any jurisdiction referred to in Section 1.20(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from a Credit Party under this Section 1.20(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.

(c)   The term "rate of exchange" in this Section 1.20 means the rate of exchange at which Administrative Agent would, on the relevant date at or about twelve (12) noon (New York time), be able to sell the Obligation Currency against the Judgment Currency to prime banks.

(d)   Any amount received or recovered by any Agent or Fronting Lender in respect of any sum expressed to be due to them (whether for itself or as trustee for any other person) from any Credit Party under this Agreement or under any of the other Loan Documents in a currency other than the currency (the "Contractual Currency") in which such sum is so expressed to be due (whether as a result of, or from the enforcement of, any judgment or order of a court or tribunal of any jurisdiction, the winding-up of a Borrower or otherwise) shall only constitute a discharge of such Borrower to the extent of the amount of the contractual currency that such Agent or Fronting Lender is able, in accordance with its usual practice, to purchase with the amount of the currency so received or recovered on the date of receipt or recovery (or, if later, the first date on which such purchase is practicable). If the amount of the contractual currency so purchased is less than the amount of the contractual currency so expressed to be due, such Borrower shall indemnify such Agent and Fronting Lender against any loss sustained by it as a result, including the cost of making any such purchase other than losses resulting from the gross negligence or willful misconduct of the Person seeking such indemnification.

1.21. Allocation of Fees and Expenses and Computations.

(a)   Unless expressly allocated to a specific Borrower, all fees and expenses paid pursuant to this Agreement shall be allocated to the Borrower which pays such fees and expenses.

(b)   Dollars are the currency of account and payment for each and every sum at any time due from the Borrowers hereunder; provided, that:

(i)   unless expressly provided elsewhere in this Agreement, each repayment of a European Revolving Loan or a part thereof shall be made in the currency in which such European Revolving Loan is denominated;

(ii)   each payment of interest shall be made in the currency in which such principal, or other sum, in respect of which such interest is payable, is denominated;

(iii)   each payment in respect of costs and expenses shall be made in the currency in which the same were incurred; and any amount expressed to be payable in a currency other than Dollars shall be paid in that other currency.

1.22. Fronting Lender's Put Rights.

(a)   (I)   The Fronting Lender shall have the right, (x) so long as any Event of Default, other than a Specified Default (as defined in the Amendment Agreement), or any GECC Event of Default has occurred and is continuing, or (y) from and after the occurrence of any Event of Default under Section 8.1(a), Section 8.1(b) (solely as any Event of Default under Section 8.1(b) relates to a breach of any financial covenant contained in Annex G), Section 8.1(o) or Section 8.1(p) through expiration of that day which is five (5) Business Days after the receipt of written notice from the Administrative Agent of a waiver by the requisite Agents and Lenders (other than the Fronting Lender) in accordance with Section 11.2 of any such Event of Default, upon written notice (a "Put Notice") to GE Capital; or

(II) upon the date which is four (4) Business Days prior to the HVB Release Date, HVB, as Fronting Lender will be automatically deemed to have delivered, and GE Capital will be automatically deemed to have received (without any action needed on the part of HVB), a Put Notice,

to require GE Capital to, within three (3) Business Days following receipt of such Put Notice, purchase the aggregate outstanding amount of (1) the European Revolving Loan (including any amount in excess of the aggregate European Revolving Loan Commitment which has arisen as a result of fluctuations in currency rates) (2) all accrued and unpaid Participation Fees due thereon and (3) any other accrued and unpaid Fees owing to such Fronting Lender in connection thereto (collectively, the "Put Amount"), from such Fronting Lender by payment of such amount in immediately available funds in Euros. GE Capital's duty to purchase the Put Amount (subject to Section 1.22(d) shall be absolute and unconditional and shall not be affected by any circumstance, including: (i) any setoff, counterclaim, recoupment, defense or other right that GE Capital or any European Revolving Loan Participant may have against such Fronting Lender, any Borrower or any other Person for any reason whatsoever; (ii) the occurrence of any Default or Event of Default or any GECC Event of Default; (iii) any inability of any Borrower to satisfy the conditions precedent to borrowing set forth in this Agreement at any time; or (iv) any other circumstance, happening or event whatsoever, whether or not similar to the foregoing. If GE Capital does not pay to such Fronting Lender the Put Amount within three (3) Business Days after receipt of the Put Notice (the "Put Date"), (A) such amount shall be due and payable by GE Capital on demand and shall bear interest at the higher of (x) the Euro Index Rate plus the Applicable Euro Index Rate Margin or (y) the Euribor Rate plus the Applicable Euribor Margin per annum until paid and (B) such Fronting Lender shall also have the right, upon delivery of a Put Notice to each European Revolving Loan Participant to require such European Revolving Loan Participant to purchase its Pro Rata Share of the Put Amount from the Fronting Lender by payment of such amount in immediately available funds in Euros in the same manner, and on the same terms as if GE Capital delivered a GE Put Notice pursuant to Section 1.22(b) below.

(b)   Upon GE Capital's receipt of a Put Notice pursuant to Section 1.22(a), GE Capital shall have the right, upon written notice (a "GE Put Notice"), to each European Revolving Loan Participant to require such European Revolving Loan Participant to, within three (3) Business Days following receipt of a GE Put Notice, purchase its Pro Rata Share of the Put Amount (and including its Pro Rata Share of any amount in excess of its European Revolving Loan Commitment which has arisen as a result of fluctuations in currency rates) by payment to GE Capital of such amount in immediately available funds in Euros. Each European Revolving Loan Participant's duty to purchase its Pro Rata Share of the Put Amount (including its Pro Rata Share of any amount in excess of the European Revolving Loan Commitment which has arisen as a result of fluctuations in currency rates) shall be absolute and unconditional and shall not be affected by any circumstance, including: (i) any setoff, counterclaim, recoupment, defense or other right that such European Revolving Loan Participant may have against the Fronting Lender delivering the applicable Put Notice, GE Capital, any Borrower or any other Person for any reason whatsoever; (ii) the occurrence of any Default or Event of Default; (iii) any inability of any Borrower to satisfy the conditions precedent to borrowing set forth in this Agreement at any time; or (iv) any other circumstance, happening or event whatsoever, whether or not similar to the foregoing. If any European Revolving Loan Participant does not pay to GE Capital its Pro Rata Share of the Put Amount within three (3) Business Days after receipt of the GE Put Notice (the "GE Put Date"), such amount shall be due and payable by such European Revolving Loan Participant on demand and shall bear interest at the higher of (i) the Euro Index Rate plus the Applicable Euro Index Rate Margin or (ii) the Euribor Rate plus the Applicable Euribor Margin per annum until paid.

(c)   All interest on the European Revolving Loans accruing prior to the Put Date shall be applied and distributed in accordance with Section 1.9(f). From and after the Put Date, Borrowers shall pay interest and principal on the European Revolving Loans to Administrative Agent for distribution to GE Capital and then, following the purchase by the European Revolving Loan Participants of their portion of the aggregate outstanding amount of the European Revolving Loans, to the European Revolving Loan Participants, and Borrowers shall, absent applicable exemptions (and "applicable exemptions" shall for purposes of this Section 1.22 include exemptions which would have been applicable had GE Capital and/or European Revolving Loan Participant complied with Section 1.15(c)) gross up the entire interest payable on the European Revolving Loan in accordance with Section 1.15.

(d)   In the event that on the date of any Put Notice any European Letter of Credit Obligations, whether or not then due and payable, shall for any reason be outstanding, GE

Capital shall either (i) provide cash collateral therefor in a manner satisfactory to the Fronting Lender delivering (or deemed to be delivering) such Put Notice, or (ii) cause all such European Letters of Credit and guaranties thereof, if any, to be canceled and returned, or (iii) deliver a stand-by letter (or letters) of credit in guaranty of such European Letter of Credit Obligations, which stand-by letter (or letters) of credit shall be of like tenor and duration (plus thirty (30) additional days) as, and in an amount equal to 105% of, the aggregate maximum amount then available to be drawn under, the European Letters of Credit to which such outstanding European Letter of Credit Obligations relate and shall be issued by a Person, and shall be subject to such terms and conditions, as are satisfactory to such Fronting Lender in its sole discretion. Each European Revolving Loan Participant shall be deemed to purchase a participation in any such cash collateralization or back-up letter of credit and shall make payment to GE Capital in respect thereof, from time to time, on demand by GE Capital. With respect to any such actions which must be taken as a result of a Put Notice arising as a result of the HVB Release Date, all such actions contemplated by this Section 1.22(d) shall have been completed on or prior to the HVB Release Date.

(e)   Notwithstanding anything contained in Section 9.7(b) to the contrary, from and after the Put Date, any Fronting Lender delivering a Put Notice shall be deemed to have resigned effective as of such Put Date. Until a replacement Fronting Lender reasonably acceptable to the Administrative Agent has been selected and has assumed the rights of a Fronting Lender hereunder, GE Capital or one of its Affiliates shall act as Fronting Lender. Upon the acceptance of any appointment as Fronting Lender hereunder by a successor Fronting Lender, such successor Fronting Lender shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the resigning Fronting Lender (other than any rights under the HVB Fee Letter), and the resigning Fronting Lender shall be discharged from its duties and obligations hereunder. After any resigning Fronting Lender's resignation, the provisions of this Agreement and the other Loan Documents shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Fronting Lender; provided, that nothing contained in this Section 1.22(e) shall be deemed to release GE Capital or any European Revolving Loan Participant from their duties and obligations under Section 1.22(a) and (b) with respect to a Fronting Lender delivering a Put Notice.

2. CONDITIONS PRECEDENT

The obligation of each Lender to have made Loans (as defined under the Existing Credit Agreement) on the Original Closing Date and the European L/C Issuer to issue any Letters of Credit (as defined under the Existing Credit Agreement) on the Original Closing Date was subject at the time of the Closing Date to the satisfaction of all of the conditions set forth in Section 2 of the Existing Credit Agreement. As used in the prior sentence any reference to any "Lender", or the "European L/C Issuer" shall have the meaning given to such terms in the Existing Credit Agreement.

2.1. Conditions to the Initial European Revolving Loans. No Lender shall be obligated to make any European Revolving Loans or incur any European Letter of Credit Obligations on the Restatement Effective Date, or to take, fulfill, or perform any other action hereunder, until the following conditions have been satisfied or provided for in a manner satisfactory to Administrative Agent, or waived in writing by Administrative Agent:

(a)   Credit Agreement; Loan Documents. The Amendment Agreement or counterparts hereof shall have been duly executed by, and delivered to, Borrowers, each other

Credit Party, Agents and Lenders and each other party thereto; and Administrative Agent shall have received such documents, instruments, agreements and legal opinions as Administrative Agent shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents, including all those listed in the Closing Checklist attached hereto as Annex D, each in form and substance reasonably satisfactory to Administrative Agent.

(b)   Repayment of Existing U.S. Obligations. All of the Prior U.S. Obligations shall have been repaid in full (other than with respect to outstanding letter of credit obligations to remain in effect but which shall have become letter of credit obligations under the DIP Agreement.

(c)   Approvals. Administrative Agent shall have received (i) satisfactory evidence that the Credit Parties have obtained all required consents and approvals of all Persons including all requisite Governmental Authorities, to the execution, delivery and performance of this Agreement and the other Loan Documents and the consummation of the Related Transactions or (ii) an officer's certificate in form and substance reasonably satisfactory to Administrative Agent affirming that no such consents or approvals are required.

(d)   Opening Availability. After giving effect to the continuance of the Existing European Revolving Loans and the incurrence of any additional European Revolving Loans on the Restatement Effective Date and the consummation of the Related Transactions (on a pro forma basis, with trade payables being paid currently, and expenses and liabilities being paid in the ordinary course of business and without acceleration of sales and without deterioration of working capital) Borrowers shall have European Borrowing Availability of at least the Dollar Equivalent of $15,000,000.

(e)   Payment of Fees. Borrowers shall have paid the Fees required to be paid on the Restatement Effective Date in the respective amounts specified in Section 1.9 (including the Fees specified in the GE Capital Fee Letter), and shall have reimbursed Agents and Fronting Lender for all reasonable fees, costs and expenses of closing presented as of the Restatement Effective Date.

(f)   Capital Structure: Other Indebtedness. The capital structure of each Credit Party and the terms and conditions of all Indebtedness of each Credit Party shall be acceptable to Administrative Agent in its sole discretion.

(g)   Due Diligence. Administrative Agent shall have completed its legal due diligence with results reasonably satisfactory to Administrative Agent.

(h)   Consummation of Related Transactions. Administrative Agent shall have received fully executed copies of each of the Related Transactions Documents, each of which shall be in form and substance reasonably satisfactory to Administrative Agent and its counsel. The Related Transactions shall have been consummated in accordance with the terms of the Related Transactions Documents.

(i)   INTENTIONALLY OMITTED.

(j)   INTENTIONALLY OMITTED.

(k)   INTENTIONALLY OMITTED.

(l)   <u>Minimum European EBITDA</u>. The EBITDA of Borrowers and their Subsidiaries, on a consolidated basis determined in accordance with German or other local generally accepted accounting principles applicable to a Foreign Credit Party, for the twelve month period ending on February 29, 2004, is at least the Dollar Equivalent of $33,000,000.

2.2. <u>Further Conditions to Each Loan</u>. Except as otherwise expressly provided herein, no Lender shall be obligated to fund any European Revolving Credit Advance, convert to, or continue any European Revolving Loan as, a Euribor Loan or incur any European Letter of Credit Obligation, if, as of the date thereof:

(a)   any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect as of such date, except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted or expressly contemplated by this Agreement and Administrative Agent or Requisite Lenders have determined not to make such European Revolving Credit Advance, convert to, or continue any European Revolving Loan as, a Euribor Loan or incur such European Letter of Credit Obligation as a result of the fact that such warranty or representation is untrue or incorrect;

(b)   any event or circumstance having a Material Adverse Effect has occurred since the date hereof as determined by the Requisite Lenders and Administrative Agent in the exercise of their reasonable business judgment, or Requisite Lenders have determined not to make such Advance, convert to, or continue any European Revolving Loan as, a Euribor Loan or incur such European Letter of Credit Obligation as a result of the fact that such event or circumstance has occurred;

(c)   any Default or Event of Default has occurred and is continuing or would result after giving effect to any European Revolving Credit Advance (or the incurrence of any European Letter of Credit Obligation), and Administrative Agent or Requisite Lenders shall have determined not to make any European Revolving Credit Advance, convert to, or continue any European Revolving Loan as, a Euribor Loan or incur any European Letter of Credit Obligation as a result of that Default or Event of Default; or

(d)   INTENTIONALLY OMITTED.

(e)   after giving effect to any European Revolving Credit Advance (or the incurrence of any European Letter of Credit Obligations), the outstanding principal amount of the aggregate European Revolving Loan would exceed the lesser of the European Borrowing Base and the European Maximum Amount.

(f)   INTENTIONALLY OMITTED.

(g)   INTENTIONALLY OMITTED.

The request and acceptance by any Borrower of the proceeds of any Advance, the incurrence of any European Letter of Credit Obligations or the conversion to, or continuation of any European Revolving Loan as, a Euribor Loan shall be deemed to constitute, as of the date thereof, a representation and warranty by Borrowers that the conditions in this Section 2.2 have been satisfied.

3. REPRESENTATIONS AND WARRANTIES

To induce Lenders to make or continue the European Revolving Loans and to incur or continue European Letter of Credit Obligations, the Borrowers and the other Foreign Credit Parties executing this Agreement, jointly and severally, make the following representations and warranties to each Agent and each Lender with respect to all Credit Parties or Foreign Credit Parties, as applicable, each and all of which shall survive the execution and delivery of this Agreement.

3.1. Existence; Compliance with Law. Each Foreign Credit Party (a) is, subject to changes resulting from the Post-Closing Restructuring, duly organized, validly existing and in good standing (or the equivalent in non-U.S. jurisdictions) under the laws of its respective jurisdiction of incorporation or organization set forth in Disclosure Schedule (3.1); (b) is duly qualified to conduct business and is in good standing (or the equivalent in non-U.S. jurisdictions) in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not result in exposure to losses, damages or liabilities in excess of the Dollar Equivalent of $250,000; (c) has the requisite organizational power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now, heretofore and proposed to be conducted; (d) subject to specific representations regarding Environmental Laws, has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all material notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance with its charter and bylaws or partnership or operating agreement or other applicable organizational documents, as applicable; and (f) subject to specific representations set forth herein regarding Environmental Laws, tax and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

3.2. Executive Offices, Collateral Locations. As of the Restatement Effective Date, each Foreign Credit Party's name as it appears in official filings in its jurisdiction of incorporation or organization, organization type, organization number, if any, issued by its jurisdiction of incorporation or organization, and the then current location of each Foreign Credit Party's chief executive office, principal place of business are set forth in Disclosure Schedule (3.2), none of such locations has changed within the four (4) months preceding the Restatement Effective Date and each Foreign Credit Party has only one state of incorporation or organization.

3.3. <u>Power, Authorization, Enforceable Obligations</u>. The execution, delivery and performance by each Foreign Credit Party of the Loan Documents to which it is a party and the creation of all Liens provided for therein: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate, partnership, limited liability company or limited partnership action; (c) do not contravene any provision of such Person's charter, bylaws, partnership or operating agreement, or other organizational documents, as applicable; (d) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture, mortgage, deed of trust, lease, agreement or other material instrument to which such Person is a party or by which such Person or any of its property is bound; (f) do not result in the creation or imposition of any Lien upon any material portion of the property of such Person other than those in favor of any Administrative Agent and European Loan Agent, pursuant to the Loan Documents; and (g) do not require the consent or approval of any Governmental Authority or any other Person, except those referred to in <u>Section 2.1(c)</u>, all of which will have been duly obtained, made or complied with prior to the Restatement Effective Date. The restrictions contained in the Senior Note Documents do not in any way limit the ability of the Foreign Credit Parties to execute, deliver and perform their respective obligations contained in the Loan Documents to which such Foreign Credit Party is a party, nor restrict the creation of all Liens granted by a Foreign Credit Party provided for therein. Each of the Loan Documents shall be duly executed and delivered by each Foreign Credit Party that is a party thereto and each such Loan Document shall constitute a legal, valid and binding obligation of such Foreign Credit Party enforceable against it in accordance with its terms.

3.4. <u>Financial Statements and Projections</u>. Except for the Projections, all Financial Statements concerning Parent and its respective Subsidiaries that are referred to below have been prepared in accordance with GAAP, consistently applied throughout the periods covered (except as disclosed therein and except, with respect to unaudited Financial Statements, for the absence of footnotes and normal year-end audit adjustments) and present fairly in all material respects the financial position of the Persons covered thereby as at the dates thereof and the results of their operations and cash flows for the periods then ended.

(a)   <u>Financial Statements</u>.   The following Financial Statements attached hereto as <u>Disclosure Schedule (3.4(a)</u> have been delivered on the date hereof:

(i)   The audited consolidated and consolidating balance sheets at December 31, 2003 and the related statements of income and cash flows of Parent and its Subsidiaries for the Fiscal Years then ended, certified by KPMG LLP.

(ii)   The unaudited balance sheet(s) at February 29, 2004 and the related consolidated and consolidating statement(s) of income and cash flows of the Parent and its Subsidiaries for the two (2) Fiscal Months then ended.

(b)   INTENTIONALLY OMITTED.

(c)   <u>Projections</u>.   The Projections (as defined in the Existing Credit Agreement) delivered on the Original Closing Date were prepared by Parent and Borrowers in light of the past operations of their businesses, and reflect projections for the five (5) year period beginning September, 2003 on a month-by-month basis for the first sixteen (16) months and on a year-by-year basis thereafter.   Such Projections were based upon estimates and assumptions stated therein, all of which Parent and Borrowers believed to be reasonable and fair in light of current conditions and current facts known to Parent and Borrowers and, as of the Restatement Effective Date, reflect Parent and Borrowers' good faith and reasonable estimates of the future financial performance of Borrowers and of the other information projected therein for the period set forth therein.

3.5. <u>Material Adverse Effect</u>. Between December 31, 2002 and the Restatement Effective Date: (a) no Foreign Credit Party has incurred any obligations, contingent or noncontingent liabilities, liabilities for Charges, long-term leases (other than in connection with the Post-Closing Restructuring) or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (b) no contract, lease or other agreement or instrument has been entered into by any Foreign Credit Party or has become binding upon any Foreign Credit Party's assets and no law or regulation applicable to any Foreign Credit Party has been adopted that has had or could reasonably be expected to have a Material Adverse Effect, and (c) no Foreign Credit Party is in default and to the best of Borrowers' knowledge no third party is in default under any material contract, lease or other agreement or instrument, that alone or in the aggregate could reasonably be expected to have a Material Adverse Effect. Since December 31, 2002, no event has occurred, that alone or together with other events, could reasonably be expected to have a Material Adverse Effect and that have not been disclosed herein or in the Disclosure Schedules.

3.6. <u>Ownership of Property; Liens</u>. As of the Restatement Effective Date, the real estate ("<u>Real Estate</u>") listed in <u>Disclosure Schedule (3.6)</u> constitutes all of the real property owned, leased, subleased, or used by any Foreign Credit Party (exclusive of any customer locations). Each Foreign Credit Party owns good and marketable fee simple title (subject only to Permitted Encumbrances or matters of record) to all of its owned Real Estate (except as may be noted on <u>Disclosure Schedule (3.6)</u> or as a result of the Post-Closing Restructuring), and valid leasehold interests in all of its leased Real Estate, all as described on <u>Disclosure Schedule (3.6)</u>, and copies of all such material leases or a summary of terms thereof reasonably satisfactory to Administrative Agent have been delivered to Administrative Agent. <u>Disclosure Schedule (3.6)</u> further describes any Real Estate with respect to which any Foreign Credit Party is a lessor, sublessor or assignor as of the Restatement Effective Date. Except to the extent as set forth in <u>Disclosure Schedule (3.6)</u>, each Foreign Credit Party also has good and marketable title to, or valid leasehold interests in, all of its personal property and assets. As of the Restatement Effective Date, none of the properties and assets of any Foreign Credit Party are subject to any Liens other than Permitted Encumbrances, and there are no facts, circumstances or conditions known to any Foreign Credit Party that may reasonably be expected to result in any Liens (including Liens arising under Environmental Laws) other than Permitted Encumbrances. Except to the extent as set forth in <u>Disclosure Schedule (3.6)</u>, each Foreign Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Foreign Credit Party's right, title and interest in and to all such Real Estate and other properties and assets in each case except where such non-receipt or such failure to effect such recordings, filings or other actions as could not reasonably be expected to cause a Material Adverse Effect. <u>Disclosure Schedule (3.6)</u> also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate. As of the Reinstatement Effective Date, no portion of any Foreign Credit Party's Real Estate has suffered any material damage by fire or other casualty loss that has not heretofore been repaired and restored in all material respects to its original condition or otherwise remedied. As of the Restatement Effective Date, all material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect.

3.7. <u>Labor Matters</u>. As of the Restatement Effective Date (a) no strikes or other material labor disputes against any Foreign Credit Party are pending or, to any Foreign Credit Party's knowledge, threatened; (b) hours worked by and payment made to employees of each Foreign Credit Party comply with each federal, state, local or foreign law applicable to such matters; (c) all payments due from any Foreign Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Foreign Credit Party to the extent required by German or other local generally accepted accounting principles applicable to a Foreign Credit Party; (d) except as set forth in <u>Disclosure Schedule (3.7)</u>, no Foreign Credit Party is a party to or bound by any material collective bargaining agreement, management agreement, consulting agreement, employment agreement (other than for employees (other than Officers) of Foreign Credit Parties), bonus, restricted stock, stock option, or stock appreciation plan or agreement or any similar plan, agreement or arrangement (and true and complete copies of any such material agreements described in <u>Disclosure Schedule (3.7)</u> have been delivered to Administrative Agent, to the extent requested by the Administrative Agent); (e) there is no organizing activity involving any Foreign Credit Party pending or, to any Foreign Credit Party's knowledge, threatened by any labor union or group of employees; (f) subject to involvement of the work councils (*Betriebsräte*) in connection with the Post-Closing Restructuring, there are no representation proceedings pending or, to any Foreign Credit Party's knowledge, threatened with the National Labor Relations Board or any other applicable labor board, and no labor organization or group of employees of any Foreign Credit Party has made a pending demand for recognition; and (g) except as set forth in <u>Disclosure Schedule (3.7)</u>, there are no material complaints or charges against any Foreign Credit Party pending or, to the knowledge of any Foreign Credit Party, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any Foreign Credit Party of any individual.

3.8. <u>Ventures, Subsidiaries and Affiliates; Outstanding Stock and Indebtedness</u>. Except as set forth in <u>Disclosure Schedule (3.8)</u>, as of the Restatement Effective Date, no Foreign Credit Party has any Subsidiaries, or is engaged in any joint venture or partnership (other than a Foreign Credit Party) with any other Person. Except for changes arising as a result of the Post-Closing Restructuring, all of the issued and outstanding Stock of (i) each Foreign Credit Party is owned by each of the Stockholders and in the amounts and percentages set forth in <u>Disclosure Schedule (3.8)</u>, (ii) each Foreign Credit Party and each of their Subsidiaries is duly authorized and validly issued, fully paid, and nonassessable except as otherwise set forth on <u>Disclosure Schedule (3.8)</u>, (iii) each Foreign Credit Party and each of their Subsidiaries is free and clear of all Liens other than those in favor of Agents, and (iv) each Foreign Credit Party and each of their Subsidiaries was issued in compliance with all applicable state, federal and foreign laws concerning the issuance of securities. Except as set forth in <u>Disclosure Schedule (3.8)</u>, or as contemplated by the Post-Closing Restructuring, there are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Foreign Credit Party may be required to issue, sell, repurchase or redeem any of its Stock or other equity securities or any Stock or other equity securities of its Subsidiaries. All outstanding Indebtedness and Guaranteed Indebtedness, in excess of $250,000 in each instance, of each Foreign Credit Party as of the Restatement Effective Date (except for the Obligations) is described in <u>Section 6.3</u> (including <u>Disclosure Schedule (6.3)</u>).

3.9. Government Regulation. No Credit Party is an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940. No Credit Party is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, or any other federal, or state or applicable foreign statute that restricts or limits its ability to incur Indebtedness or to perform its obligations hereunder. The making or continuance of the European Revolving Loans by Lenders to Borrowers, the incurrence or continuance of any European Letter of Credit Obligation on behalf of Borrowers, the application of the proceeds thereof and repayment thereof and the consummation of the Related Transactions will not violate any provision of any such statute or any rule, regulation or order issued by the Securities and Exchange Commission or any other applicable securities regulation authority or securities exchange.

3.10. Margin Regulations. No Credit Party is engaged, nor will it engage, principally or as one of its important activities, in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin stock" as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as "Margin Stock"). No Credit Party owns any Margin Stock, and none of the proceeds of the Loans or other extensions of credit under this Agreement will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Indebtedness that was originally incurred to purchase or carry any Margin Stock or for any other purpose that might cause any of the European Revolving Loans or other extensions of credit under this Agreement to be considered a "purpose credit" within the meaning of Regulations T, U or X of the Federal Reserve Board. No Credit Party will take or permit to be taken any action that might cause any Loan Document to violate any regulation of the Federal Reserve Board.

3.11. Taxes. All tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by any Foreign Credit Party have been filed with the appropriate Governmental Authority and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Charges or other amounts being contested in accordance with Section 5.2(b). Proper and accurate amounts have been withheld by each Foreign Credit Party from its respective employees for all periods in material compliance with all applicable federal, state, local and foreign laws and such withholdings have been timely paid to the respective Governmental Authorities. Disclosure Schedule (3.11) sets forth as of the Restatement Effective Date those taxable years for which any Foreign Credit Party's tax returns are currently being audited by the IRS or any other applicable Governmental Authority, and any assessments or threatened assessments in connection with such audit, or otherwise currently outstanding. Except as set forth in Disclosure Schedule (3.11), no Foreign Credit Party has executed or filed with the IRS or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges. Except as set forth on Disclosure Schedule (3.11), none of the Foreign Credit Parties and their respective predecessors are liable for any Charges: (a) under any agreement (including any tax sharing agreements) or (b) to each Foreign Credit Party's knowledge, as a transferee.

3.12. Employment Benefits.

(a) INTENTIONALLY OMITTED.

(b)   INTENTIONALLY OMITTED.

(c)   With respect to each scheme or arrangement mandated by a government other than the United States providing for post-employment benefits (a "Foreign Government Scheme or Arrangement") and with respect to each employee benefit plan maintained or contributed to by any Foreign Credit Party or any of their Subsidiaries that is not subject to United States law providing for post-employment benefits (a "Foreign Plan"): (i) all material employer and employee contributions required by law or by the terms of any Foreign Government Scheme or Arrangement or any Foreign Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; (ii) the liability of each Foreign Credit Party and each of their Subsidiaries with respect to a Foreign Plan is reflected in accordance with normal accounting practices on the financial statements of such Foreign Credit Party or such Subsidiary, as the case may be; and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities unless, in each case, the failure to do so would not be reasonably likely to have a Material Adverse Effect.

3.13. No Litigation. No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Foreign Credit Party, threatened against any Foreign Credit Party, before any Governmental Authority or before any arbitrator or panel of arbitrators (collectively, "Litigation"), (a) that challenges any Foreign Credit Party's right or power to enter into or perform any of its obligations under the Loan Documents to which it is a party, or the validity or enforceability of any Loan Document or any action taken thereunder, or (b) that has a reasonable risk of being determined adversely to any Foreign Credit Party and that, if so determined, could be reasonably be expected to have a Material Adverse Effect. Except as set forth in Disclosure Schedule (3.13), as of the Restatement Effective Date there is no Litigation pending or, to any Foreign Credit Party's knowledge, threatened, that seeks damages in excess of the Dollar Equivalent of $1,000,000 or injunctive relief against, or alleges criminal misconduct of, any Foreign Credit Party.

3.14. Brokers. Except as set forth in Disclosure Schedule (3.14), no broker or finder brought about the obtaining, making or closing of the European Revolving Loans or the Related Transactions, and no Foreign Credit Party has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

3.15. Intellectual Property. As of the Restatement Effective Date, each Foreign Credit Party owns or has rights to use all Intellectual Property necessary to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it, and each material Patent, Trademark, Copyright and material License is listed, together with application or registration numbers, as applicable, in Disclosure Schedule (3.15). Each Foreign Credit Party conducts its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect except for any such infringement or interference which could not reasonably be expected to have a Material Adverse Effect. Except as set forth in Disclosure Schedule (3.15), no Foreign Credit Party is aware of any infringement claim by any other Person with respect to any Intellectual Property which could reasonably be expected to have a Material Adverse Effect.

3.16. Full Disclosure. No information contained in this Agreement, any of the other Loan Documents, any Projections, Financial Statements or Collateral Reports or other written reports from time to time delivered hereunder or any written statement furnished by or on behalf of any Credit Party to any Agent or any Lender pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which and at the time they were made. The Liens granted to the Agents, on behalf of themselves and Lenders, pursuant to the Collateral Documents will at all times be fully perfected first priority Liens in and to the Collateral described therein, subject, as to priority, only to Permitted Encumbrances and/or the terms of the Intercreditor Agreement.

3.17. Environmental Matters.

(a)   Except as set forth in Disclosure Schedule (3.17), as of the Restatement Effective Date: (i) the Real Estate is free of contamination from any Hazardous Material except for such contamination that would not adversely impact the value or marketability of such Real Estate and that would not result in Environmental Liabilities that could reasonably be expected to exceed the Dollar Equivalent of $500,000; (ii) no Foreign Credit Party has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, or from any of its Real Estate; (iii) the Foreign Credit Parties are and have been in compliance with all Environmental Laws, except for such noncompliance that would not result in Environmental Liabilities which could reasonably be expected to exceed the Dollar Equivalent of $500,000; (iv) the Foreign Credit Parties have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities that could reasonably be expected to exceed the Dollar Equivalent of $500,000, and all such Environmental Permits are valid, uncontested and in good standing; (v) no Foreign Credit Party is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of such Foreign Credit Party which could reasonably be expected to exceed the Dollar Equivalent of $500,000, and no Foreign Credit Party has permitted any current or former tenant or occupant of the Real Estate to engage in any such operations; (vi) there is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses in excess of the Dollar Equivalent of $500,000 or injunctive relief against, or that alleges criminal misconduct by, any Foreign Credit Party; (vii) no written notice has been received by any Foreign Credit Party identifying it as a potentially responsible party under any Environmental Law, requesting information under any Environmental Law, and to the knowledge of the Foreign Credit Parties, there are no facts, circumstances or conditions that may result in any Foreign Credit Party being identified as a potentially responsible party under any Environmental Law; and (viii) the Foreign Credit Parties have provided to Administrative Agent copies of the environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities, in each case relating to any Foreign Credit Party identified in Disclosure Schedule (3.17(a)(i)).

(b)   Each Foreign Credit Party hereby acknowledges and agrees that no Agent (i) has now, nor has it ever been, in control of any of the Real Estate or any Foreign Credit Party's affairs, and (ii) has the capacity through the provisions of the Loan Documents or otherwise to influence any Foreign Credit Party's conduct with respect to the ownership, operation or management of any of its Real Estate or compliance with Environmental Laws or Environmental Permits.

3.18. Insurance. Disclosure Schedule (3.18) lists all insurance policies of any nature maintained, as of the Restatement Effective Date, for current occurrences by each Foreign Credit Party, as well as a summary of the terms of each such policy.

3.19. Deposit and Disbursement Accounts. Disclosure Schedule (3.19) lists all banks and other financial institutions at which any Foreign Credit Party maintains deposit or other accounts as of the Restatement Effective Date, including any Disbursement Accounts, and such Schedule correctly identifies the name and address of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

3.20. INTENTIONALLY OMITTED. 3.21. Customer and Trade Relations. As of the Restatement Effective Date, except as set forth in Disclosure Schedule (3.21), there exists no actual or, to the knowledge of any Foreign Credit Party, threatened termination or cancellation of, or any material adverse modification or change in: the business relationship of any Foreign Credit Party with any customer or group of customers whose purchases during the preceding twelve (12) months caused them to be ranked among the ten (10) largest customers of such Foreign Credit Party; or the business relationship of any Foreign Credit Party with any supplier material to its operations.

3.22. Agreements and Other Documents. As of the Restatement Effective Date, each Foreign Credit Party has provided to Administrative Agent or its counsel, on behalf of Lenders, accurate and complete copies (or summaries) of all of the following agreements or documents to which it is subject and each of which is listed in Disclosure Schedule (3.22): supply agreements and purchase agreements not terminable by such Foreign Credit Party within sixty (60) days following written notice issued by such Foreign Credit Party and involving transactions in excess of the Dollar Equivalent of $5,000,000 per annum; leases of Equipment having a remaining term of one year or longer and requiring aggregate rental and other payments in excess of the Dollar Equivalent of $500,000 per annum; licenses and permits held by the Foreign Credit Parties, the absence of which could be reasonably likely to have a Material Adverse Effect; instruments and documents evidencing any Indebtedness or Guaranteed Indebtedness of such Foreign Credit Party and any Lien granted by such Foreign Credit Party in excess of $500,000 (on each individual case) with respect thereto; and instruments and agreements evidencing the issuance of any equity securities, warrants, rights or options to purchase equity securities of such Foreign Credit Party; any material distribution agreements or other agreements providing for the distribution of the Foreign Credit Parties' products.

3.23. Solvency. Both before and after giving effect to (a) the European Revolving Loans and European Letter of Credit Obligations to be continued, made or incurred on the Restatement Effective Date or such other date as European Revolving Loans and European Letter of Credit Obligations requested hereunder are made or incurred, (b) the disbursement of the proceeds of such European Revolving Loans pursuant to the instructions of European Borrower Representative; (c) the consummation of the other Related Transactions; and (d) the payment and accrual of all transaction costs in connection with the foregoing, each Borrower is and will be Solvent.

3.24. INTENTIONALLY OMITTED. 3.25. Status as of Certain Companies. None of FiberMark HK or FiberMark France (i) is engaged in any business other than processing customer orders, and (ii) has assets (other than equity interests which were pledged to an Agent on the Original Closing Date) with a fair market value in excess of the Dollar Equivalent of $100,000 or (iii) has any liabilities (other than the Obligations) which in the aggregate are greater than the Dollar Equivalent of $50,000. FGUG is not engaged in any business (other than being used for certain social benefits and for payments to "widows and orphans" and for deferred compensation items) and has no assets in excess of EUR 150,000 at any time. Leiss GmbH & Co. is not engaged in any business, other than owning real estate in Weidbach and leasing the same to FMGG on the basis of a hereditary building right (for which the annual lease payments are approximately EUR 50,000).

3.26. <u>Completion of Initial Restructuring</u>. As of the Restatement Effective Date, the Credit Parties have completed the Initial Restructuring (except for those items of the Initial Restructuring noted in Section B.1 of the Post Closing Restructuring).

4. FINANCIAL STATEMENTS AND INFORMATION

4.1. <u>Reports and Notices</u>.

(a)   Each applicable Foreign Credit Party executing this Agreement hereby agrees that from and after the Restatement Effective Date and until the Termination Date, it shall deliver to Administrative Agent and Fronting Lender, as required, the Financial Statements, notices, Projections and other information at the times, in the manner set forth in <u>Annex E</u>.

(b)   Each applicable Foreign Credit Party executing this Agreement hereby agrees that, from and after the Restatement Effective Date and until the Termination Date, it shall deliver to Administrative Agent, the various Collateral Reports (including European Borrowing Base Certificates in the form of <u>Exhibit 4.1(b)(ii)</u> at the times, to the Persons and in the manner set forth in <u>Annex F</u>.

4.2. <u>Communication with Accountants</u>. Each Foreign Credit Party executing this Agreement authorizes (a) each Agent and (b) so long as an Event of Default has occurred and is continuing, each Lender, to communicate directly with its independent certified public accountants, including KPMG LLP, and authorizes and, at each Agent's request, shall request those accountants and advisors to disclose and make available to each Agent and each Lender any and all Financial Statements and other supporting financial documents, schedules and information relating to any Foreign Credit Party (including copies of any issued management letters) with respect to the business, financial condition and other affairs of any Foreign Credit Party.

5. AFFIRMATIVE COVENANTS

Each Foreign Credit Party executing this Agreement jointly and severally agrees as to all Foreign Credit Parties that from and after the date hereof and until the Termination Date:

5.1. <u>Maintenance of Existence and Conduct of Business</u>. Each Foreign Credit Party shall: (a) except (i) to the extent permitted by <u>Section 6.8</u>, and/or (ii) as contemplated by the Post-Closing Restructuring, do or cause to be done all things necessary to preserve and keep in full force and effect its organizational existence and its rights and franchises; (b) continue to conduct its business substantially as now conducted or as otherwise permitted hereunder; (c) at all times maintain, preserve and protect all of its assets and properties necessary in the conduct of its business, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices; and (d) and transact business only in such corporate and trade names as are set forth in Disclosure Schedule (5.1).

5.2. Payment of Charges.

(a)   Subject to Section 5.2(b), each Foreign Credit Party shall pay and discharge or cause to be paid and discharged promptly (subject to the reasonable business judgment of the Foreign Credit Parties in accordance with past practices) all Charges payable by it, including (i) Charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all Charges with respect to tax, social security and unemployment withholding with respect to its employees, (ii) lawful claims for labor, materials, supplies and services or otherwise, and (iii) all storage or rental charges payable to warehousemen or bailees, in each case, before any thereof shall become past due.

(b)   Each Foreign Credit Party may in good faith contest, by appropriate proceedings, the validity or amount of any Charges, Taxes or claims described in Section 5.2(a); provided, that (i) adequate reserves with respect to such contest are maintained on the books of such Foreign Credit Party, in accordance with German or other local generally accepted accounting principles applicable to a Foreign Credit Party; (ii) no Lien shall be imposed to secure payment of such Charges (other than payments to warehousemen and/or bailees) that is superior to any of the Liens securing the Obligations and such contest is maintained and prosecuted continuously and with diligence and no collection or enforcement of such Charges has been commenced; (iii) none of the Collateral becomes subject to forfeiture or loss as a result of such contest; (iv) such Foreign Credit Party shall promptly pay or discharge such contested Charges, Taxes or claims and all additional charges, interest, penalties and expenses, if any, and shall deliver to Administrative Agent evidence reasonably acceptable to Administrative Agent of such compliance, payment or discharge, if such contest is terminated or discontinued adversely to such Foreign Credit Party or the conditions set forth in this Section 5.2(b) are no longer met; and (v) Administrative Agent has not advised Borrowers in writing that Administrative Agent reasonably believes that nonpayment or nondischarge thereof could have or result in a Material Adverse Effect.

5.3. Books and Records. Each Foreign Credit Party shall keep adequate books and records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with generally accepted accounting principles as in effect in each applicable jurisdiction and on a basis consistent with the Financial Statements attached as Disclosure Schedule (3.4(a)).

5.4. Insurance; Damage to or Destruction of Collateral.

(a)   The Foreign Credit Parties shall, at their sole respective cost and expense, maintain or cause to be maintained the policies of insurance described in Disclosure Schedule (3.18) as in effect on the date hereof or otherwise in form and amounts and with insurers reasonably acceptable to Administrative Agent. Such policies of insurance (or the loss payable and additional insured endorsements delivered to European Loan Agent shall contain provisions pursuant to which the insurer agrees to provide thirty (30) days' prior written notice to European Loan Agent in the event of any non-renewal, cancellation or amendment of any such insurance policy. If any Foreign Credit Party at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above, or to pay all premiums relating thereto, European Loan Agent may at any time or times thereafter obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto that European Loan Agent deems advisable. No Agent shall have any obligation to obtain insurance for any Foreign Credit Party or pay any premiums therefor. By doing so, an Agent shall not be deemed to have waived any Default or Event of Default arising from any Foreign Credit Party's failure to maintain such insurance or pay any premiums therefor. All reasonable sums so disbursed, including reasonable attorneys' fees, court costs and other charges related thereto, shall be payable on demand by such Foreign Credit Party to the European Loan Agent and shall be additional Obligations hereunder secured by the Collateral.

(b)   Administrative Agent reserves the right at any time upon any change in any Foreign Credit Party's risk profile (including any change in the product mix maintained by any Foreign Credit Party or any laws affecting the potential liability of such Foreign Credit Party) to require additional forms and limits of insurance to, in the European Loan Agent's reasonable opinion, adequately protect such Agent's and the Lenders' interests in all or any portion of the European Collateral and to ensure that each Foreign Credit Party is protected by insurance in amounts and with coverage customary for its industry.

(c)   Each Foreign Credit Party shall deliver to the European Loan Agent, in form and substance reasonably satisfactory to the European Loan Agent, endorsements to (i) all "All Risk" and business interruption insurance naming European Loan Agent as loss payee, and (ii) all general liability and other liability policies naming European Loan Agent as additional insured. Each Foreign Credit Party irrevocably makes, constitutes and appoints the European Loan Agent (and all officers, employees or agents designated by European Loan Agent), so long as any Event of Default has occurred and is continuing or the anticipated insurance proceeds exceed the Dollar Equivalent of $10,000,000, as such Foreign Credit Party's true and lawful agent and attorney-in-fact for the purpose of making, settling and adjusting claims under such "All Risk" policies of insurance, endorsing the name of such Foreign Credit Party on any check or other item of payment for the proceeds of such "All Risk" policies of insurance and for making all determinations and decisions with respect to such "All Risk" policies of insurance. European Loan Agent shall not have any duty to exercise any rights or powers granted to it pursuant to the foregoing power-of-attorney. European Borrower Representative shall promptly notify the European Loan Agent of any loss, damage, or destruction to the Collateral in the amount of the Dollar Equivalent of $500,000 or more, whether or not covered by insurance. After deducting from such proceeds the expenses, if any, incurred by European Loan Agent in the collection or handling thereof, European Loan Agent may, at its option, apply such proceeds to the reduction of the Obligations in accordance with Section 1.3(d), or permit the applicable Foreign Credit Party to use such money, or any part thereof, to replace, repair, restore or rebuild the Collateral in a diligent and expeditious manner with materials and workmanship of substantially the same quality as existed before the loss, damage or destruction. Notwithstanding the foregoing, so long as no Event of Default has occurred and is continuing, if the casualty giving rise to such insurance proceeds could not reasonably be expected to have a Material Adverse Effect and such insurance proceeds do not exceed the Dollar Equivalent of $4,000,000 in the aggregate, European Loan Agent shall permit the applicable Foreign Credit Party to replace, restore, repair or rebuild the property; provided, that if such Foreign Credit Party shall not have completed or entered into binding agreements to complete such replacement, restoration, repair or rebuilding within one hundred and eighty (180) days of such casualty, European Loan Agent may apply such insurance proceeds to the Obligations of Borrowers, if the cash proceeds are received by a Borrower or any Foreign Guarantor, in accordance with Section 1.3(d). All insurance proceeds that are to be made available to any Borrower to replace, repair, restore or rebuild the Collateral shall be applied by Administrative Agent to reduce the outstanding principal balance of the Loan of such Borrower (which application shall not result in a permanent reduction of the European Revolving Loan Commitment) and upon such application, European Loan Agent shall establish a Reserve against the European Borrowing Base in an amount equal to the amount of such proceeds so applied. All insurance proceeds made available to any Foreign Credit Party that is not a Borrower to replace, repair, restore or rebuild Collateral shall be deposited in a cash collateral account. Thereafter, such funds shall be made available to that Borrower or Foreign Credit Party to provide funds to replace, repair, restore or rebuild the Collateral as follows: (i) European Borrower Representative shall request a Revolving Credit Advance or a release from the cash collateral account be made to such Borrower or Foreign Credit Party in the amount requested to be released; (ii) so long as the conditions set forth in Section 2.2 have been met, Lenders shall make such European Revolving Credit Advance or European Loan Agent shall release funds from the cash collateral account; and (iii) in the case of insurance proceeds applied against the European Revolving Loan, the Reserve established with respect to such insurance proceeds shall be reduced by the amount of such European Revolving Credit Advance. To the extent not used to replace, repair, restore or rebuild the Collateral, such insurance proceeds shall be applied to the Obligations if the cash proceeds are received by a Borrower or any Foreign Guarantor, in accordance with Section 1.3(d).

5.5. Compliance with Laws. Each Foreign Credit Party shall comply with all foreign laws and regulations applicable to it, including those relating to labor matters and Environmental Laws and Environmental Permits, except to the extent that the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

5.6. Supplemental Disclosure. From time to time as may be reasonably requested by Administrative Agent (which request will not be made more frequently than once each year absent the occurrence and continuance of an Event of Default), the Foreign Credit Parties shall supplement each Disclosure Schedule hereto, or any representation herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or as an exception to such representation or that is necessary to correct any information in such Disclosure Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Disclosure Schedule, such Disclosure Schedule shall be appropriately marked to show the changes made therein); provided, that (a) no such supplement to any such Disclosure Schedule or representation shall amend, supplement or otherwise modify any Disclosure Schedule or representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by Administrative Agent and Requisite Lenders in writing, and (b) no supplement shall be required or permitted as to representations and warranties that relate solely to the Restatement Effective Date or Original Closing Date.

5.7. Intellectual Property. Each Foreign Credit Party will (i) conduct its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect, and (ii) shall comply in all material respects with the terms of its Licenses.

5.8. Environmental Matters. Each Foreign Credit Party shall and shall cause each Person within its control to: (a) conduct its operations and keep and maintain its Real Estate in compliance with all Environmental Laws and Environmental Permits other than noncompliance that could not reasonably be expected to have a Material Adverse Effect; (b) implement any and all investigation, remediation, removal and response actions that are appropriate or necessary to maintain the value and marketability of such Real Estate (as currently or foreseeably used) or to otherwise comply with Environmental Laws and Environmental Permits pertaining to the presence, generation, treatment, storage, use, disposal, transportation or Release of any Hazardous Material on, at, in, under, above, to, or from any of its Real Estate; (c) notify Administrative Agent promptly after such Foreign Credit Party becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, or from any of its Real Estate that is reasonably likely to result in Environmental Liabilities in excess of the Dollar Equivalent of $100,000; and (d) promptly forward to Administrative Agent a copy of any written order, notice, request for information or any communication or report received by such Foreign Credit Party in connection with any such violation or Release or any other matter relating to any Environmental Laws or Environmental Permits that could reasonably be expected to result in Environmental Liabilities in excess of the Dollar Equivalent of $100,000, in each case whether or not any Governmental Authority has taken or threatened any action in connection with any such violation, Release or other matter. If Administrative Agent at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Foreign Credit Party or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, or from any of its Real Estate, that, in each case, could reasonably be expected to have a Material Adverse Effect, then each Foreign Credit Party shall, upon Administrative Agent's written request (i) cause the performance of such reasonable and appropriate environmental audits including subsurface sampling of soil and groundwater, and preparation of such environmental reports, at Borrowers' expense, as Administrative Agent may from time to time reasonably request, which shall be conducted by reputable environmental consulting firms reasonably acceptable to Administrative Agent and shall be in form and substance reasonably acceptable to Administrative Agent, and (ii) permit Administrative Agent or its representatives to have access to all of its Real Estate for the purpose of conducting such environmental audits and testing as Administrative Agent deems reasonable and appropriate, including subsurface sampling of soil and groundwater. Borrowers shall reimburse Administrative Agent for the reasonable costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

5.9. <u>Real Estate Purchases</u>. To the extent otherwise permitted hereunder, if any Foreign Credit Party proposes to acquire a fee ownership interest in Real Estate after the Restatement Effective Date, it shall provide to Administrative Agent a mortgage, land charge or deed of trust granting European Loan Agent a first priority Lien on such Real Estate (subject to Liens permitted under clause (h) of the definition of Permitted Encumbrances), together with environmental audits, mortgage title insurance commitment, real property survey, local counsel opinion(s), and, if required by Administrative Agent, supplemental casualty insurance and flood insurance, and such other documents, instruments or agreements reasonably requested by Administrative Agent, in each case, in form and substance reasonably satisfactory to Administrative Agent and consistent with the types of the foregoing provided by the Foreign Credit Parties for Real Estate owned or leased by the Foreign Credit Parties as of the Original Closing Date.

5.10. <u>Further Assurances</u>. Each Foreign Credit Party executing this Agreement agrees that it shall and shall cause each other Credit Party or new Foreign Subsidiary which is created as a result of the Post-Closing Restructuring to, at such Credit Party's or Foreign Subsidiary's expense and upon request of Administrative Agent, duly execute and deliver, or cause to be duly executed and delivered, to Administrative Agent such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of Administrative Agent to carry out more effectively the provisions and purposes of this Agreement or any other Loan Document, including, without limitation, to continue the perfection of any Liens in favor of an Agent, on behalf of the Agents and the Lenders, in any Collateral.

(a) Each Credit Party shall (i) cause each Person, upon its becoming a Subsidiary of such Credit Party (provided that this shall not be construed to constitute consent by any of the Lenders to any transaction not expressly permitted by the terms of this Agreement), promptly to guaranty the Obligations and to grant to Administrative Agent, for the benefit of Administrative Agent and Lenders, a security interest in the real, personal and mixed property of such Person to secure the Obligations, (ii) pledge, or cause to be pledged, to Administrative Agent, for the benefit of Administrative Agent and Lenders, all of the Stock of such Subsidiary to secure the Obligations and (iii) enter into blocked account agreements or account pledge agreements, as applicable, in form and substance approved by the Administrative Agent (which shall be consistent with the types of such agreements entered into by the other Credit Parties in similar jurisdictions). The documentation for such guaranty, security and pledge shall be substantially similar to the Loan Documents executed concurrently herewith with such modifications as are reasonably requested by Administrative Agent.

(b) Each Foreign Credit Party, at its cost and expense, shall promptly upon the request of any Agent execute and deliver, or cause to be executed and delivered, to the European Loan Agent (i) a Guaranty in form and substance satisfactory to the Administrative Agent and the European Loan Agent, guaranteeing the Obligations of the Borrowers hereunder and under the other Loan Documents, and (ii) Collateral Documents in form and substance satisfactory to Administrative Agent, granting to the European Loan Agent a Lien over such Foreign Credit Party's properties and assets to secure the Obligations of the Borrowers as may be requested by the Administrative Agent, to the extent such Guaranty or Collateral Document is not prohibited by the law of the jurisdiction of formation of such Foreign Credit Party and consistent with the types of such arrangements entered into with Foreign Credit Parties on the Original Closing Date. The Administrative Agent may make any such request (i) after the occurrence and during the continuance of an Event of Default, in its sole and absolute discretion and (ii) so long as no Event of Default has occurred and is continuing, (x) in the exercise of reasonable credit judgment and taking into consideration the costs associated therewith in relation to the value or importance of such Guaranty or Collateral or (y) with respect to any Foreign Credit Party having assets with a fair market value greater than the Dollar Equivalent of $5,000,000. The security interests required to be granted pursuant to this Section 5.10 shall be valid and enforceable perfected security interests prior to the rights of all third Persons and subject to no other Liens, except Permitted Encumbrances. The Collateral Documents and other instruments related thereto shall be duly recorded or filed in such manner and in such places and at such times, and such other actions shall be taken, as are required by law to establish, perfect, preserve and protect the Liens, in favor of the European Loan Agent, required to be granted pursuant to such documents and all taxes, fees and other charges payable in connection therewith shall be paid in full by the Foreign Credit Parties. At the time of the execution and delivery of the additional documents, the Foreign Credit Parties shall cause to be delivered to the Agents such opinions of counsel, mortgage policies, title surveys, real estate appraisals, certificates of title, stock certificates and other related documents as may be reasonably requested by the European Loan Agent to assure themselves that this Section 5.10 has been complied with European Loan Agent and consistent with the types of the foregoing provided by the Foreign Credit Parties for Real Estate owned or leased by the Foreign Credit Parties as of the Original Closing Date.

(c) Borrowers and other Foreign Credit Parties shall, or shall cause the appropriate Foreign Credit Parties, to comply with the requirements set forth on Disclosure Schedule 5.10(c), in each case in the manner and within the time frames set forth therein.

(d) Prior to or contemporaneously with any Foreign Credit Party becoming a Borrower hereunder as a result of a merger, amalgamation or consolidation with an existing Borrower permitted under Section 6.1, such Foreign Credit Party shall join this Agreement as a Borrower and shall deliver to the Administrative Agent such instruments or documents, including without limitation, allonges to the European Revolving Note, in each case in form and substance satisfactory to the Administrative Agent, as may be requested by the Administrative Agent.

5.11. INTENTIONALLY OMITTED.

5.12. Notice of Post-Closing Restructuring Actions.

(a) The Foreign Credit Parties shall provide at least thirty (30) days prior written notice (or such shorter time period as the Administrative Agent may agree to in its discretion) to the Administrative Agent of any transaction to be taken in connection with the Post-Closing Restructuring other than pursuant to Sections B.1 through B.6 of the Post-Closing Restructuring.

(b) Each Foreign Credit Party agrees that, prior to undertaking any transaction contemplated by the Post-Closing Restructuring (including any transaction pursuant to Sections B.1 through B.6 of the Post-Closing Restructuring), the Foreign Credit Parties shall comply with the requirements of Section 5.10, to the extent requested by the Administrative Agent following its receipt of notice thereof referred to in clause (a) above.

6. NEGATIVE COVENANTS

Each Foreign Credit Party executing this Agreement jointly and severally agrees as to all Foreign Credit Parties that from and after the Restatement Effective Date until the Termination Date:

6.1. Mergers, Subsidiaries, Etc. No Foreign Credit Party shall directly or indirectly, by operation of law or otherwise, (a) form or acquire any Subsidiary, or (b) merge or amalgamate with, consolidate with, acquire all or substantially all of the assets or Stock of, or otherwise combine with or acquire, any Person. Notwithstanding the foregoing, (i) one or more Subsidiaries of FMKG may merge, amalgamate or consolidate with each other, as long as (A) if one or more of such Persons is a Foreign Guarantor, the surviving entity is a Foreign Guarantor or a Borrower and (B) if one or more of such Persons is a Borrower, the surviving entity is a Borrower, (ii) the Borrowers may merge, amalgamate or consolidate with each other, or with another Foreign Credit Party as contemplated by the Post-Closing Restructuring (provided that either the Borrowers (as in existence on the Original Closing Date) or GmbH1 or GmbH2 shall be the surviving entities thereof), and (iii) the Foreign Credit Parties may undertake the other mergers, amalgamations and/or consolidations contemplated by the Post-Closing Restructuring; provided that with respect to any of the foregoing mergers, amalgamations or consolidations the surviving entity of such merger, amalgamation or consolidation shall have, (A) by operation of law and by the terms of the applicable documents governing such merger, amalgamation or consolidation, assumed all liabilities of the other party thereto, under this Agreement and the other Loan Documents and (B) complied with the requirements of Section 5.10.

6.2. Investments; European Revolving Loans and European Revolving Credit Advances. Except as otherwise expressly permitted by this Section 6.2, no Foreign Credit Party shall make or permit to exist any investment in, or make, accrue or permit to exist loans or advances of money to, any Person, through the direct or indirect lending of money, holding of securities or otherwise, except that:

(a)   Borrowers may hold investments comprised of notes payable, or stock or other securities issued by Account Debtors to any Borrower pursuant to negotiated agreements with respect to settlement of such Account Debtor's Accounts in the ordinary course of business, so long as the aggregate amount of such Accounts so settled by Borrowers does not exceed the Dollar Equivalent of $500,000;

(b)   INTENTIONALLY OMITTED.

(c)   so long as European Loan Agent has not delivered an Activation Notice, no Event of Default has occurred and is continuing and there is no outstanding European Revolving Loan balance, Borrowers may make investments, in:

(i)   marketable direct obligations issued or unconditionally guaranteed by the United States of America or, guaranteed by any other member country of O.E.C.D. or any agency thereof maturing within one year from the date of acquisition thereof;

(ii)   commercial paper maturing no more than one year from the date of creation thereof and currently having the highest rating obtainable from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.,

(iii)   certificates of deposit maturing no more than one year from the date of creation thereof issued by commercial banks incorporated under the laws of the United States of America or, under the laws of any other member country of O.E.C.D., each having combined capital, surplus and undivided profits of not less than $300,000,000 and having a senior unsecured rating of "A" or better by a nationally recognized rating agency (an "A Rated Bank"),

(iv)   time deposits maturing no more than thirty (30) days from the date of creation thereof with A Rated Banks and

(v)   mutual funds that invest solely in one or more of the investments described in clauses (i) through (iv) above;

(e)   transactions permitted under Section 6.20;

(f)   transactions permitted under Section 6.3(a)(v) or Section 6.4; and

(g)   Investments existing on the Original Closing Date, as set forth on Disclosure Schedule (6.2) and any renewals, amendments and replacements there of that do not increase the amount thereof.

6.3. Indebtedness.

(a)   No Foreign Credit Party shall create, incur, assume or permit to exist any Indebtedness, except (without duplication):

(i) Indebtedness secured by purchase money security interests and Capital Leases permitted in Section 6.7

(ii) the European Revolving Loans and the other Obligations;

(iii) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law;

(iv) existing Indebtedness described in Disclosure Schedule (6.3) and refinancings thereof or amendments or modifications thereto that do not have the effect of increasing the principal amount thereof or changing the amortization thereof (other than to extend the same) and that are otherwise on terms and conditions no less favorable to any Foreign Credit Party, any Agent or any Lender, in each case as reasonably determined by Administrative Agent, than the terms of the Indebtedness being refinanced, amended or modified;

(v) INTENTIONALLY OMITTED;

(vi) Intercompany Indebtedness permitted under Section 6.20; and

(vii) Indebtedness permitted under Section 6.6.

(b) No Foreign Credit Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness, other than (i) the Obligations; (ii) Indebtedness secured by a Permitted Encumbrance if the asset securing such Indebtedness has been sold or otherwise disposed of in accordance with Sections 6.8(b) or (c); (iii) Indebtedness permitted by Section 6.3(a)(iv) upon any refinancing thereof in accordance with Section 6.3(a)(iv); (iv) Indebtedness permitted by Section 6.3(a)(v) (subject to the subordination provisions in Section 11.18); and (v) as otherwise permitted in Section 6.14.

6.4. Employee Loans and Affiliate Transactions.

(a) Except as otherwise expressly permitted in this Section 6 with respect to Affiliates or except as otherwise permitted herein with respect to the Post-Closing Restructuring, no Foreign Credit Party shall enter into or be a party to any transaction with any other Credit Party or any Affiliate thereof except (i) in the ordinary course of and pursuant to the reasonable requirements of such Foreign Credit Party's business and upon fair and reasonable terms that are no less favorable to such Foreign Credit Party than would be obtained in a comparable arm's length transaction with a Person not an Affiliate of such Foreign Credit Party, (in addition, if any such transaction or series of related transactions involves payments in excess of the Dollar Equivalent of $2,500,000 in the aggregate, the terms of these transactions must be disclosed in advance to Administrative Agent (all such transactions involving amounts in excess of $250,000 in each individual case and existing as of the Restatement Effective Date are described in Disclosure Schedule (6.4(a))); (ii) the transactions permitted pursuant to Section 6.20; (iii) payment of reasonable compensation (including reasonable bonus and other reasonable incentive arrangements) to officers and employees for services actually rendered to any such Foreign Credit Party or any of its Subsidiaries; and (iv) Affiliate transactions not prohibited under the terms of this Agreement.

(b)   No Foreign Credit Party shall enter into any lending or borrowing transaction with any employees of any Foreign Credit Party, except loans to its respective employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes or other ordinary and usual purposes (consistent with past practices of the Foreign Credit Parties) and stock option financing up to a maximum of the Dollar Equivalent of $500,000 to any employee and up to a maximum of the Dollar Equivalent of $1,000,000 in the aggregate at any one time outstanding.

6.5. <u>Capital Structure and Business</u>. No Foreign Credit Party shall (a) make any changes in any of its business objectives, purposes or operations that could in any way adversely affect the repayment of the European Revolving Loans or any of the other Obligations or could reasonably be expected to have or result in a Material Adverse Effect, (b) (except to the extent contemplated by the Post-Closing Restructuring) make any change in its capital structure as described in <u>Disclosure Schedule (3.8)</u>, including the issuance or sale of any shares of Stock, warrants or other securities convertible into Stock or any revision of the terms of its outstanding Stock, or (c) amend its charter or bylaws or other applicable governing documents, in a manner that would adversely affect any Agent or Lenders or such Credit Party's duty or ability to repay the Obligations. Except for Foreign Credit Parties which are holding companies that become operating entities in connection with changes contemplated by the Post-Closing Restructuring, no Foreign Credit Party shall engage in any business other than the businesses currently engaged in by it or businesses reasonably related thereto.

6.6. <u>Guaranteed Indebtedness</u>. No Foreign Credit Party shall create, incur, assume or permit to exist any Guaranteed Indebtedness except (a) by endorsement of instruments or items of payment for deposit to the general account of any Foreign Credit Party, and (b) for Guaranteed Indebtedness incurred for the benefit of any other Foreign Credit Party if the primary obligation is not otherwise prohibited by this Agreement.

6.7. <u>Liens</u>. No Foreign Credit Party shall create, incur, assume or permit to exist any Lien on or with respect to its Accounts or any of its other properties or assets (whether now owned or hereafter acquired) except for (a) Permitted Encumbrances; (b) Liens in existence on the Original Closing Date and summarized on <u>Disclosure Schedule (6.7)</u> securing the Indebtedness permitted under <u>Section 6.3(a)(i)</u> and permitted refinancings, extensions and renewals thereof, including extensions or renewals of any such Liens; <u>provided</u>, that the principal amount of the Indebtedness so secured is not increased and the Lien does not attach to any other property; and (c) Liens created after the Original Closing Date by conditional sale or other title retention agreements (including Capital Leases) or in connection with purchase money Indebtedness involving the incurrence of an aggregate amount of purchase money Indebtedness and Capital Lease Obligations of not more than the Dollar Equivalent of $2,000,000 outstanding at any one time for all such Liens (<u>provided</u> that such Liens attach only to the assets subject to such purchase money debt or proceeds, accessions or replacements thereof and such Indebtedness is incurred within twenty (20) days following such purchase and does not exceed 100% of the purchase price of the subject assets). In addition, no Foreign Credit Party shall become a party to any agreement, note, indenture or instrument, or take any other action, that would prohibit the creation of a Lien on any of its properties or other assets or interests therein in favor of any Agent, on behalf of themselves and Lenders, as additional collateral for the Obligations, except operating leases, Capital Leases or Licenses which prohibit Liens upon the assets that are subject thereto or interest therein.

6.8. <u>Sale of Stock and Assets</u>. No Foreign Credit Party shall sell, transfer, convey, assign or otherwise dispose of any of its properties or other assets, including the Stock of any of its Subsidiaries (whether in a public or a private offering or otherwise) or any of its Accounts, other than (a) the sale of Inventory in the ordinary course of business; (b) the sale, transfer, conveyance or other disposition by a Foreign Credit Party of assets that are obsolete or no longer used or useful in such Foreign Credit Party's business and having a book value, not exceeding the Dollar Equivalent of $3,000,000 in any single transaction or the Dollar Equivalent of $6,000,000 in the aggregate in any Fiscal Year; (c) other Equipment and Fixtures having a value not exceeding the Dollar Equivalent of $1,000,000 in any single transaction or the Dollar Equivalent of $2,000,000 in the aggregate in any Fiscal Year; (d) dispositions set forth in <u>Disclosure Schedule (6.8)</u>; <u>provided</u>, that in the case of sales, transfer, conveyances, or the disposition permitted by clauses (b) and (c), (i) the consideration received is at least equal to the fair market value of such assets, (ii) not less than 80% of the consideration for such sale, transfer, conveyance or disposition is in cash, and (iii) no Event of Default then exists or would result from such sale, transfer, conveyance, or disposition; (e) such sales, transfers, conveyances or dispositions contemplated by the Post-Closing Restructuring; (f) sales, transfers, conveyances, assignments and other dispositions of assets by a Foreign Credit Party to one or more of the other Foreign Credit Parties and (g) the transactions permitted pursuant to <u>Section 6.20.</u> With respect to any disposition of assets or other properties permitted pursuant to <u>clauses (b), (c), (d) and (f)</u> above, subject to <u>Section 1.3(b)</u>, and so long as no Event of Default shall have occurred and be continuing, the Administrative Agent or, in the case of any Foreign Credit Party, the European Loan Agent agrees on reasonable prior written notice to release its Lien on such assets or other properties in order to permit the applicable Foreign Credit Party to effect such disposition and shall execute and deliver to Borrowers, at Borrowers' expense, appropriate lien releases as reasonably requested by Borrowers.

6.9. <u>ERISA</u>. No Foreign Credit Party shall, or shall cause or permit any ERISA Affiliate to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA or cause or permit to occur an ERISA Event to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect.

6.10. <u>Financial Covenants</u>. Borrowers shall not breach or fail to comply with any of the Financial Covenants.

6.11. <u>Hazardous Materials</u>. No Foreign Credit Party shall cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of its Real Estate where such Release would (a) violate in any respect, or form the basis for any Environmental Liabilities under, any Environmental Laws or Environmental Permits or (b) otherwise adversely impact the value or marketability of any of its Real Estate or any of the Collateral, other than such violations or impacts or Environmental Liabilities that could not reasonably be expected to have a Material Adverse Effect.

6.12. <u>Sale-Leasebacks</u>. Except for, and with respect to, real estate sales and leases entered into in connection with the Post-Closing Restructuring, no Foreign Credit Party shall engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets except those transactions as set forth in <u>Disclosure Schedule (6.12)</u>.

6.13. <u>Cancellation of Indebtedness</u>. No Foreign Credit Party shall cancel any claim or debt owing to it, except for reasonable consideration negotiated on an arm's length basis and in the ordinary course of its business consistent with past practices.

6.14. <u>Restricted Payments</u>. No Foreign Credit Party shall make any Restricted Payment, except (a) intercompany loans and advances between Foreign Credit Parties to the extent permitted by <u>Section 6.3</u>, (b) dividends and distributions by Subsidiaries of any Foreign Credit Party paid to such Foreign Credit Party, (c) employee loans permitted under <u>Section 6.4(b)</u>, (d) payments of principal and interest of Intercompany Notes issued in accordance with <u>Section 6.3</u>, and (e) Restricted Payments permitted under <u>Section 6.20</u>.

6.15. <u>Change of Corporate Name or Location; Change of Fiscal Year</u>. No Foreign Credit Party shall (a) change its name as it appears in official filings in the state or other jurisdiction of its incorporation or other organization (b) change its chief executive office, principal place of business, corporate offices or warehouses or locations at which Collateral is held or stored, or the location of its records concerning the Collateral, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its state of incorporation or other organization, or (e) change its state of incorporation or organization or organize or incorporate in any additional jurisdictions, in each case (other than with respect to items B.1 through B.4 of the Post-Closing Restructuring (but such items still subject to <u>Section 5.12</u>)) without at least thirty (30) days prior written notice to Administrative Agent and after Administrative Agent's written acknowledgment that any reasonable action requested by Administrative Agent in connection therewith, including to continue the perfection of any Liens in favor of Administrative Agent or European Loan Agent, on behalf of Lenders, in any Collateral, has been completed or taken. No Foreign Credit Party shall change its Fiscal Year except that FMKG, GmbH 1 and GmbH 2 may have a Fiscal Year ending November 30 or December 31.

6.16. <u>No Impairment of Intercompany Transfers</u>. No Foreign Credit Party shall directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement, the other Loan Documents and any agreement evidencing purchase money Indebtedness or Capital Leases) that could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans between Foreign Credit Parties.

6.17. <u>No Speculative Transactions</u>. No Foreign Credit Party shall engage in any transaction involving commodity options, futures contracts or similar transactions, except solely to hedge against fluctuations in the prices of commodities owned or purchased by it and the values of foreign currencies receivable or payable by it and interest swaps, caps or collars.

6.18. <u>INTENTIONALLY OMITTED</u>. 6.19. <u>Activities of Certain Foreign Subsidiaries</u>. From and after the Original Closing Date, none of FiberMark HK, FiberMark France or FGUG shall engage in any business (other than processing of customer orders in respect of FiberMark HK and FiberMark France and other than being used for certain social benefits and for payments to "widows and orphans" and for deferred compensation items in respect of FGUG) or have any assets or incur any Indebtedness or Guaranteed Indebtedness (other than the Obligations) other than the entering into, and the performance of obligations under, this Agreement and the other Loan Documents (if any) to which it is a party (other than liabilities (other than the Obligations) which in the aggregate is not greater than the Dollar Equivalent of $50,000). Notwithstanding the foregoing, each of FiberMark HK, FiberMark

France or FGUG may also engage in activities incidental to (a) the maintenance of its corporate existence in compliance with applicable law, (b) legal, tax and accounting matters in connection with any of the foregoing activities, and (c) the winding-up and/or liquidation of its affairs and assets.

6.20. Certain Transactions with Domestic Guarantors. (a) In addition to any loans, advances of money, dividends or distributions permitted to be made by a Foreign Credit Party pursuant to Section 6.20(b) below, any Foreign Credit Party may make loans, advances of money, dividends or distributions to any other Foreign Credit Party (whether by way of a direct loan, advance, dividend or distribution by a Foreign Credit Party to another Foreign Credit Party or by way of a loan, advance, dividend or distribution which is sequentially up-streamed or transferred by one or more of the Foreign Credit Parties to a Foreign Credit Party); provided, that at the time any such loan, advance, dividend or distribution is made by such Foreign Credit Party and after giving effect thereto, (i) such Foreign Credit Party shall be Solvent; (ii) the Borrowers shall have European Borrowing Availability of not less than the Dollar Equivalent of $2,500,000 after giving effect to such loan, advance, dividend or distribution; (iii) the aggregate amount (without duplication, in the case of any transaction involving sequential up-streaming or transferring of funds) of (x) such loans or advances at any one time outstanding by the Foreign Credit Parties to other Foreign Credit Parties under this Section 6.20(a) plus (y) any dividend or distribution paid by Foreign Credit Parties to other Foreign Credit Parties under this Section 6.20(a) (net of any reinvestment by the ultimate recipient of such dividend or distribution in the Foreign Credit Party who initiated such dividend or distribution) shall not exceed the Dollar Equivalent of $5,000,000; (iv) any Foreign Credit Party making such loan or advance shall record all such transactions on its books and records in a manner reasonably satisfactory to Administrative Agent; (v) all such Indebtedness of a Foreign Credit Party under this Section 6.20(a) shall be subordinated to the Obligations pursuant to Section 11.18; and (c) no Default or Event of Default would occur and be continuing after giving effect to any such proposed loan, advance, dividend of distribution.

(b) Any Foreign Credit Party may make loans, advances of money, dividends or distributions to a Domestic Guarantor (whether by way of a direct loan, advance, dividend or distribution by a Foreign Credit Party to such Domestic Guarantors or by way of a loan, advance, dividend or distribution which is sequentially up-streamed or transferred by one or more of the Foreign Credit Parties to such Domestic Guarantor); provided, that at the time any such loan, advance, dividend or distribution is made by the Foreign Credit Parties and after giving effect thereto, (i) the Foreign Credit Parties party to such transaction shall be Solvent; (ii) the Borrowers shall have European Borrowing Availability of not less than the Dollar Equivalent of $10,000,000 after giving effect to such loan, advance, dividend or distribution; (iii) any Foreign Credit Party making such a loan or advance shall record all such transactions on its books and records in a manner reasonably satisfactory to Administrative Agent, (iv) all such Indebtedness arising under this Section 6.20(b) shall be subordinate to the Obligations pursuant to Section 11.18, (v) the aggregate amount (without duplication, in the case of any transaction involving sequential up-streaming or transferring of funds) of (x) such loans and/or advances at any one time outstanding by such Foreign Credit Parties to Domestic Guarantors plus (y) any dividends or distributions paid by Foreign Credit Parties to Domestic Guarantors (net of any reinvestment by the ultimate recipient of such dividend or distribution in the Foreign Credit Party who initiated such dividend or distribution) (A) from the Restatement Effective Date through December 31, 2004 shall not exceed the Dollar Equivalent of $7,500,000 and (B) in any Fiscal Year thereafter shall not exceed the Dollar Equivalent of $10,000,000; provided that, in each of the foregoing clauses (A) and (B) the amounts referred to therein shall be reduced (on a dollar-for-dollar basis) by any Professional Expenses paid by the Foreign Credit Parties during the relevant period and (vi) no Default or Event of Default would occur and be continuing after giving effect to any such proposed loan, advance, dividend or distribution.

7. TERM

7.1. <u>Termination</u>. The financing arrangements contemplated hereby shall be in effect until the Commitment Termination Date, and the European Revolving Loans and all other Obligations shall be automatically due and payable in full on such date.

7.2. <u>Survival of Obligations Upon Termination of Financing Arrangements</u>. Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Credit Parties or the rights of any Agent and Lenders relating to any unpaid portion of the European Revolving Loans or any other Obligations, due or not due, liquidated, contingent or unliquidated, or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Commitment Termination Date. Except as otherwise expressly provided herein or in any other Loan Document, all undertakings, agreements, covenants, warranties and representations of or binding upon any of the Credit Parties, and all rights of each Agent and each Lender, all as contained in the Loan Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; <u>provided</u>, that the provisions of <u>Section 11</u>, the payment obligations under <u>Sections 1.15</u> and <u>1.16</u>, and the indemnities contained in the Loan Documents shall survive the Termination Date.

7.3. <u>Release of Collateral Upon Termination of Financing Arrangements</u>. On the date of (a) the indefeasible prepayment in full by Borrowers of the European Revolving Loans and the cancellation and return (or stand-by guarantee) of all European Letters of Credit or the cash collateralization of all European Letter of Credit Obligations pursuant to Annex B and (b) the permanent reduction of all European Revolving Loan Commitments to zero dollars ($0), the Administrative Agent, the European Loan Agent and the Lenders, including the Fronting Lender shall release the European Collateral. In addition, the Agents and the Lenders agree that on and after such date the restrictions on any use or disposition of any assets of any Credit Party contained in any Loan Document, including without limitation, (i) the Interest Pledge Agreement and (ii) the Notarial Share Pledge Agreement, shall no longer be enforceable by any Agent, any Lender or the Fronting Lender or by the Collateral Agent on behalf of the Agents, the Lenders and the Fronting Lender; <u>provided</u>, that nothing contain in the foregoing shall in any way be deemed to (A) terminate or otherwise impair those expense reimbursement, indemnification or other provisions of this Agreement and the other Loan Documents which by their terms survive repayment of the Obligations and/or termination of the European Revolving Loan Commitment or (B) affect the provisions of <u>Section 11.15</u>. For the avoidance of doubt, the obligations of the European Loan Agent, Administrative Agent and the Lenders including the Fronting Lender in this <u>Section 7.3</u> shall survive the Termination Date.

8. EVENTS OF DEFAULT; RIGHTS AND REMEDIES

8.1. <u>Events of Default</u>. The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an "<u>Event of Default</u>" hereunder:

(a)   Any Borrower (i) fails to make any payment of principal of, or interest on, or Fees owing in respect of, the European Revolving Loans or any of the other Obligations when due and payable, or (ii) fails to pay or reimburse any Agent or Lenders for any expense reimbursable hereunder or under any other Loan Document within ten (10) days following Administrative Agent's demand for such reimbursement or payment of expenses.

(b)   Any Foreign Credit Party fails or neglects to perform, keep or observe any of the provisions of <u>Sections 1.4, 1.8, 5.4(a) or 6</u>, or any of the provisions set forth in <u>Annexes C or G</u>, respectively.

(c)   Any Borrower fails or neglects to perform, keep or observe any of the provisions of <u>Section 4</u> or any provisions set forth in <u>Annexes E or F</u>, respectively, and the same shall remain unremedied for five (5) days or more.

(d)   Any Credit Party fails or neglects to perform, keep or observe any other provision of this Agreement or of any of the other Loan Documents (other than any provision embodied in or covered by any other clause of this <u>Section 8.1</u>) and the same shall remain unremedied for thirty (30) days or more.

(e)   (i) A default or breach occurs under any other agreement, document or instrument to which any Foreign Credit Party is a party that is not cured within any applicable grace period therefor, and such default or breach (A) involves the failure to make any payment when due in respect of any Indebtedness or Guaranteed Indebtedness (other than the Obligations) of any Credit Party in excess of the Dollar Equivalent of $1,000,000 in the aggregate (including (x) undrawn committed or available amounts and (y) amounts owing to all creditors under any combined or syndicated credit arrangements), or (B) causes, or permits any holder of such Indebtedness or Guaranteed Indebtedness or a trustee to cause, Indebtedness or Guaranteed Indebtedness or a portion thereof in excess of the Dollar Equivalent of $1,000,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment, or cash collateral in respect thereof to be demanded, in each case, regardless of whether such default is waived, or such right is exercised, by such holder or trustee or (ii) (A) an Event of Default (as defined in the DIP Agreement) (other than an Event of Default occurring under Section 8.1(b) of the DIP Agreement as a result of a failure to comply with the net cash flow test contained in <u>ANNEX G</u> of the DIP Agreement for any test period (other than a Fiscal Month test period) or (B) an Event of Default (as defined in the DIP Agreement) occurs and as a result of such failure all amounts under the DIP Agreement become immediately due and payable.

(f)   Any information contained in any European Borrowing Base Certificate is untrue or incorrect in any respect (other than inadvertent, immaterial errors not exceeding the Dollar Equivalent of $250,000 in the aggregate in any European Borrowing Base Certificate), or any representation or warranty herein or in any Loan Document or in any written statement, report, financial statement or certificate (other than a European Borrowing Base Certificate) made or delivered to any Agent or any Lender by any Credit Party is untrue or incorrect in any material respect as of the date when made or deemed made.

(g)   Assets of any Foreign Credit Party with a fair market value of the Dollar Equivalent of $250,000 or more are attached, seized, levied upon or subjected to a writ or distress warrant, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors of any Foreign Credit Party and such condition continues for thirty (30) days or more.

(h)   A case or proceeding (including the filing of any notice of intention in respect thereof) is commenced against any Foreign Credit Party other than FiberMark HK or FiberMark France seeking a decree or order in respect of such Foreign Credit Party (i) under the Bankruptcy Code, Insolvency Laws of Germany or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) appointing a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for such Foreign Credit Party or for any substantial part of any such Foreign Credit Party's assets, or (iii) ordering the winding-up, dissolution, suspension of general operations or liquidation of the affairs of such Foreign Credit Party, and such case or proceeding shall remain undismissed or unstayed for sixty (60) days or more or a decree or order granting the relief sought in such case or proceeding shall be entered by a court of competent jurisdiction.

(i)   Any Foreign Credit Party other than FiberMark HK or FiberMark France (i) files a petition seeking relief under the Bankruptcy Code, Insolvency Laws of Germany or any other applicable federal, state or foreign bankruptcy or other similar law, (ii) consents to or fails to contest in a timely and appropriate manner the institution of proceedings thereunder or described under Section 8.1(h) or the filing of any such petition or the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for such Foreign Credit Party or for any substantial part of any such Foreign Credit Party's assets, (iii) makes an assignment for the benefit of creditors, (iv) takes any action in furtherance of any of the foregoing; or (v) admits in writing its inability to, or is generally unable to, pay its debts as such debts become due.

(j)   A final judgment or judgments for the payment of money in excess of the Dollar Equivalent of $500,000 in the aggregate at any time are outstanding against one or more of the Foreign Credit Parties (which judgments are not covered by insurance policies) and the same are not, within thirty (30) days after the entry thereof (unless a later date for payment is provided in which case thirty (30) days thereafter), discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

(k)   Any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Credit Party shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Lien created under any Loan Document ceases to be a valid and perfected first priority Lien (except as otherwise permitted herein or therein or as required under the Intercreditor Agreement) in any of the Collateral purported to be covered thereby.

(l)   Any Change of Control occurs.

(m)   The DIP Agreement is no longer in full force and effect.

(n)   Any event occurs, whether or not insured or insurable, as a result of which revenue-producing activities cease or are substantially curtailed at any facility of any

European Credit Party generating more than 15% of Borrowers' and their Subsidiaries consolidated revenues for the Fiscal Year preceding such event and such cessation or curtailment continues for more than thirty (30) consecutive days.

(o)　　The Final Order (as defined in the DIP Agreement) is not entered by the Bankruptcy Court (as defined in the DIP Agreement) in a manner acceptable to the Agents, the Lenders and the Fronting Lender within forty-five (45) days following the Petition Date (as defined in the DIP Agreement).

(p)　　The filing of a suit or action or the commencement of any contested matter or adversary proceeding by a Credit Party, a Person or a committee appointed in the Chapter 11 Cases (as defined in the DIP Agreement) against the Fronting Lender, asserting any claim or legal or equitable remedy against the Fronting Lender arising from or relating in any way to the Existing Credit Agreement.

8.2. <u>Remedies</u>.

(a)　　If any Event of Default has occurred and is continuing, Administrative Agent may (and at the written request of the Requisite Lenders shall), without notice, suspend the European Revolving Loan facilities with respect to additional European Revolving Credit Advances and/or the incurrence of additional European Letter of Credit Obligations, whereupon any additional European Revolving Credit Advances and additional European Letter of Credit Obligations shall be made or incurred in Administrative Agent's sole discretion (or in the sole discretion of the Requisite Lenders, if such suspension occurred at their direction) so long as such Event of Default is continuing.　If any Event of Default has occurred and is continuing, Administrative Agent may (and at the written request of Requisite Lenders shall), without notice except as otherwise expressly provided herein, increase the rate of interest applicable to the European Revolving Loans and the Letter of Credit Fees to the Default Rate.

(b)　　If any Event of Default has occurred and is continuing, Administrative Agent may (and at the written request of the Requisite Lenders shall), without notice: (i) terminate the European Revolving Loan facilities with respect to further European Revolving Credit Advances or the incurrence of further European Letter of Credit Obligations; (ii) reduce the European Revolving Loan Commitments from time to time, (iii) declare all or any portion of the Obligations, including all or any portion of any European Revolving Loan to be forthwith due and payable, and require that the European Letter of Credit Obligations be cash collateralized as provided in <u>Annex B</u>, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by Borrowers and each other Foreign Credit Party; or (iv) exercise any rights and remedies provided to Administrative Agent under the Loan Documents or at law or equity, including all remedies provided under the Code; <u>provided</u>, that upon the occurrence of an Event of Default specified in <u>Sections 8.1(h) or (i)</u>, the European Revolving Loan Commitments shall be immediately terminated and all of the Obligations, including the aggregate European Revolving Loans, (and including any breakage costs arising under <u>Section 1.13</u> as a result of any prepayment caused by such acceleration of the European Revolving Loans) shall become immediately due and payable without declaration, notice or demand by any Person.

8.3. <u>Waivers by Credit Parties</u>. Except as otherwise provided for in this Agreement or by applicable law, each Credit Party waives: (a) presentment, demand and protest and notice of presentment, dishonor, notice of intent to accelerate, notice of acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents, instruments, chattel paper and guaranties at any time held by Administrative Agent or European Loan Agent on which any Credit Party may in any way be liable, and hereby ratifies and confirms whatever Administrative Agent or European Loan Agent may do in this regard, (b) all rights to notice and a hearing prior to Administrative Agent or European Loan Agent's taking possession or control of, or to Administrative Agent or European Loan Agent replevy, attachment or levy upon, the Collateral or any bond or security that might be required by any court prior to allowing Administrative Agent or European Loan Agent to exercise any of its remedies, and (c) the benefit of all valuation, appraisal, marshaling and exemption laws.

9. ASSIGNMENT AND PARTICIPATIONS; APPOINTMENT OF AGENT

9.1. Assignment and Participations.

(a) Subject to the terms of this Section 9.1, any Lender (and the Fronting Lender pursuant to the exercise of the Put Right and GE Capital pursuant to the exercise of the GE Put Right, each in accordance with Section 1.22) may make an assignment to a Qualified Assignee who has complied with the requirements of Section 1.15(c) of, or in the case of the Fronting Lender, to the European Revolving Loan Participants of, or sell participations in, at any time or times, the Loan Documents, European Revolving Loans, European Letters of Credit Obligations and any European Revolving Loan Commitment or any portion thereof or interest therein, including any Lender's or Fronting Lenders rights, title, interests, remedies, powers or duties thereunder. Any assignment by a Lender (other than the exercise of the Put Right or the GE Put Right) shall: (i) require the consent of Administrative Agent (which consent shall not be unreasonably withheld or delayed with respect to a Qualified Assignee) and the execution of an assignment agreement (an "Assignment Agreement") substantially in the form attached hereto as Exhibit 9.1(a) and otherwise in form and substance reasonably satisfactory to, and acknowledged by, Administrative Agent; (ii) be conditioned on such assignee Lender representing to the assigning Lender and Administrative Agent that it is purchasing the applicable European Revolving Loans to be assigned to it for its own account, for investment purposes and not with a view to the distribution thereof; (iii) after giving effect to any such partial assignment, the assignee Lender shall have European Revolving Loan Commitments in an amount at least equal to the Dollar Equivalent of $5,000,000 and the assigning Lender shall have retained European Revolving Loan Commitments in an amount at least equal to the Dollar Equivalent of $5,000,000; (iv) include a payment to Administrative Agent of an assignment fee of $3,500; and (v) so long as no Event of Default has occurred and is continuing, require the consent of Borrowers, which shall not be unreasonably withheld or delayed; provided, that no such consent shall be required for an assignment to a Qualified Assignee. In the case of an assignment by a Lender under this Section 9.1, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as all other Lenders hereunder. The assigning Lender shall be relieved of its obligations hereunder with respect to its European Revolving Loan Commitments or assigned portion thereof from and after the date of such assignment. Each Borrower hereby acknowledges and agrees that any assignment shall give rise to a direct obligation of Borrowers to the assignee and that the assignee shall be considered to be a "Lender". In all instances, each Lender's liability to make European Revolving Loans hereunder shall be several and not joint and shall be limited to such Lender's Pro Rata Share of the applicable European Revolving Loan Commitment. In the event Administrative Agent, any Lender or Fronting Lender assigns or otherwise transfers all or any part of the Obligations, Administrative Agent, any such Lender or Fronting Lender shall so notify Borrowers and Borrowers shall, upon the request of Administrative Agent, such Lender or Fronting Lender, execute new European Revolving Notes in exchange for the European Revolving Notes, if any, being assigned. Notwithstanding the foregoing provisions of this Section 9.1(a), any Lender may at any time pledge the Obligations held by it and such Lender's rights under this Agreement and the other Loan Documents to a Federal Reserve Bank, and any Lender that is an investment fund may assign the Obligations held by it and such Lender's rights under this Agreement and the other Loan Documents to another investment fund managed by the same investment advisor; provided, that no such pledge to a Federal Reserve Bank shall release such Lender from such Lender's obligations hereunder or under any other Loan Document.

(b)   Any participation by a Lender of all or any part of its European Revolving Loan Commitments shall be made with the understanding that all amounts payable by Borrowers hereunder shall be determined as if that Lender had not sold such participation, and that the holder of any such participation shall not be entitled to require such Lender to take or omit to take any action hereunder except actions directly affecting (i) any reduction in the principal amount of, or interest rate or Fees payable with respect to, any European Revolving Loan in which such holder participates, (ii) any extension of the scheduled amortization of the principal amount of any European Revolving Loan in which such holder participates or the final maturity date thereof, and (iii) any release of all or substantially all of the Collateral (other than in accordance with the terms of this Agreement, the Collateral Documents or the other Loan Documents). Solely for purposes of Sections 1.13, 1.15, 1.16 and 9.8, each Borrower acknowledges and agrees that a participation shall give rise to a direct obligation of Borrowers to the participant and the participant shall be considered to be a "Lender". Except as set forth in the preceding sentence no Borrower or Credit Party shall have any obligation or duty to any participant. Neither any Agent, if applicable, nor any Lender (other than the Lender selling a participation) shall have any duty to any participant and may continue to deal solely with the Lender selling a participation as if no such sale had occurred.

(c)   Except as expressly provided in this Section 9.1, no Lender shall, as between Borrowers and that Lender, or any Agent, if applicable, and that Lender, be relieved of any of its obligations hereunder as a result of any sale, assignment, transfer or negotiation of, or granting of participation in, all or any part of the European Revolving Loans, the European Revolving Notes or other Obligations owed to such Lender.

(d)   Each Foreign Credit Party executing this Agreement shall assist any Lender permitted to sell assignments or participations under this Section 9.1 as reasonably required to enable the assigning or selling Lender to effect any such assignment or participation, including the execution and delivery of any and all agreements, notes and other documents and instruments as shall be requested and, if requested by Administrative Agent, the preparation of informational materials for, and the participation of management in meetings with, potential assignees or participants. Each Foreign Credit Party executing this Agreement shall certify the correctness, completeness and accuracy of all descriptions of the Foreign Credit Parties and their respective affairs contained in any selling materials provided by them and all other information provided by them and included in such materials, except that any Projections delivered by Borrowers shall only be certified by Borrowers as having been prepared by Borrowers in compliance with the representations contained in Section 3.4(c).

(e)   Any Lender may furnish any information concerning Credit Parties in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants); provided that such Lender shall obtain from assignees or participants confidentiality covenants substantially equivalent to those contained in Section 11.8.

(f)   Notwithstanding anything to the contrary contained in the foregoing clauses (a) through (e) of this Section 9.1, the exercise of the Put Right by the Fronting Lender and the GE Put Right by GE Capital shall not be subject to any condition, or restriction imposed on any participations contained in this Section 9.1.

9.2. Appointment of Agents. Each Lender hereby designates and appoints GE Capital as Administrative Agent, GE Capital as European Loan Agent, HVB as Fronting Lender under this Agreement and the other Loan Documents; and each Lender hereby irrevocably authorizes each Agent to execute and deliver their respective Collateral Documents and to take such action or to refrain from taking such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are set forth herein or therein, together with such other powers as are reasonably incidental thereto. The provisions of this Section 9.2 are solely for the benefit of Agents and Lenders and no Credit Party nor any other Person shall have any rights as a third party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement and the other Loan Documents, each Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for any Credit Party or any other Person. No Agent shall have any duties or responsibilities except for those expressly set forth in this Agreement and the other Loan Documents. The duties of each Agent shall be mechanical and administrative in nature and no Agent shall have, or be deemed to have, by reason of this Agreement, any other Loan Document or otherwise a fiduciary relationship in respect of any Lender. Except as expressly set forth in this Agreement and the other Loan Documents, no Agent shall have any duty to disclose, nor shall be liable for failure to disclose, any information relating to any Credit Party or any of their respective Subsidiaries or any Account Debtor that is communicated to or obtained by such Agent or any of its Affiliates in any capacity. No Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender for any action taken or omitted to be taken by it hereunder or under any other Loan Document, or in connection herewith or therewith, except for damages caused by its or their own gross negligence or willful misconduct.

Each of the Fronting Lender and the European Revolving Loan Participants irrevocably appoints GE Capital as European Loan Agent to act as its agent in connection with all the Obligations of Borrowers and the Obligations of Foreign Guarantors arising under this Agreement and the other Loan Documents and secured by all of the European Collateral, and irrevocably authorises the European Loan Agent on its behalf to perform the duties and to exercise the rights, powers and discretions that are specifically delegated to it under or in connection with the Loan Documents together with any other incidental rights, powers and discretions. In particular, the Fronting Lender and each European Revolving Loan Participant irrevocably appoints the European Loan Agent to act as its agent and trustee in connection with the European Collateral, including the granting of any share pledges, mortgages, and any other kind of guarantees, either personal or *in rem*.

The European Loan Agent shall hold, to the extent consistent with applicable law, the European Collateral upon trust for itself, the Fronting Lender and the European Revolving Loan Participants. The European Loan Agent may subscribe for, hold, be beneficially entitled to or dispose of shares or securities, or options or other rights to and interests in shares or securities in any Foreign Guarantor or any Subsidiary of the Borrowers or any associated company (in each case, without liability to account).

If any Agent or the Fronting Lender shall request instructions from Requisite Lenders, Supermajority European Revolving Loan Participants or all affected Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Loan Document, then such Agent or the Fronting Lender shall be entitled to refrain from such act or taking such action unless and until such Agent or the Fronting Lender shall have received instructions from Requisite Lenders, Supermajority European Revolving Loan Participants, or all affected Lenders, as the case may be, and such Agent or the Fronting Lender shall not incur liability to any Person by reason of so refraining. Each Agent and the Fronting Lender shall be fully justified in failing or refusing to take any action hereunder or under any other Loan Document (a) if such action would, in the opinion of such Agent or the Fronting Lender, be contrary to law or the terms of this Agreement or any other Loan Document, (b) if such action would, in the opinion of such Agent or the Fronting Lender, expose such Agent or the Fronting Lender to Environmental Liabilities or (c) if such Agent or the Fronting Lender shall not first be indemnified to its satisfaction against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Without limiting the foregoing, no Lender shall have any right of action whatsoever against any Agent or the Fronting Lender as a result of such Agent or the Fronting Lender acting or refraining from acting hereunder or under any other Loan Document in accordance with the instructions of Requisite Lenders, Supermajority European Revolving Loan Participants or all affected Lenders, as applicable.

9.3. <u>Agents' Reliance, Etc</u>. No Agent, nor the Fronting Lender, nor any of their respective Affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement or the other Loan Documents, except for damages caused by its or their own gross negligence or willful misconduct. Without limiting the generality of the foregoing, each Agent and the Fronting Lender: (a) may treat the payee of any European Revolving Note as the holder thereof until such Agent or the Fronting Lender, as applicable, receives written notice of the assignment or transfer thereof signed by such payee and in form reasonably satisfactory to such Agent or the Fronting Lender; (b) may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts; (c) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made in or in connection with this Agreement or the other Loan Documents; (d) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the other Loan Documents on the part of any Credit Party or to inspect the Collateral (including the books and records) of any Credit Party; (e) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; and (f) shall incur no liability under or in respect of this Agreement or the other Loan Documents by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopy, telegram, cable or telex) believed by it to be genuine and signed or sent by the proper party or parties.

9.4. <u>GE Capital and Affiliates</u>. With respect to its European Revolving Loan Commitments hereunder, GE Capital shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise the same as though it were not Administrative Agent and/or European Loan Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include GE Capital in its individual capacity. GE

Capital and its Affiliates may lend money to, invest in, and generally engage in any kind of business with, any Credit Party, any of their Affiliates and any Person who may do business with or own securities of any Credit Party or any such Affiliate, all as if GE Capital were not Administrative Agent and/or European Loan Agent and without any duty to account therefor to Lenders. GE Capital and its Affiliates may accept Fees and other consideration from any Credit Party for services in connection with this Agreement or otherwise without having to account for the same to Lenders. Each Lender acknowledges the potential conflict of interest between GE Capital as a Lender holding disproportionate interests in the European Revolving Loans, and GE Capital as Administrative Agent and/or European Loan Agent.

        9.5. <u>Lender Credit Decision</u>. Each Lender acknowledges that it has, independently and without reliance upon any Agent, the Fronting Lender or any other Lender and based on the Financial Statements referred to in <u>Section 3.4(a)</u> and such other documents and information as it has deemed appropriate, made its own credit and financial analysis of the Credit Parties and its own decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon any Agent, the Fronting Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement. Each Lender acknowledges the potential conflict of interest of each other Lender as a result of Lenders holding disproportionate interests in the European Revolving Loans, and expressly consents to, and waives any claim based upon, such conflict of interest.

        9.6. <u>Indemnification</u>. Lenders and Fronting Lender agree to indemnify each Agent (to the extent not reimbursed by Credit Parties and without limiting the obligations of Credit Parties hereunder), ratably according to their respective Pro Rata Shares, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against Agent in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted to be taken by any Agent in connection therewith; <u>provided</u>, that (a) no Lender nor the Fronting Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent's gross negligence or willful misconduct and (b) Fronting Lender shall only be liable for any such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursement resulting from the Fronting Lender's actions, conduct or omissions in connection with the Loan Documents.   Without limiting the foregoing, each Lender agrees to reimburse each Agent promptly upon demand for its ratable share of any out-of-pocket expenses (including reasonable counsel fees) incurred by such Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement and each other Loan Document, to the extent that such Agent is not reimbursed for such expenses by Credit Parties.

        9.7. <u>Successor Agent and Fronting Lender</u>. (a) Any Agent may resign at any time by giving not less than thirty (30) days' prior written notice thereof to Lenders and European Borrower Representative. Upon any such resignation, the Requisite Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Requisite Lenders and shall have accepted such appointment within thirty (30) days after the resigning Agent's giving notice of resignation, then the resigning Agent may, on behalf of Lenders, appoint a successor Agent, which shall be a Lender, if a Lender is willing to accept such appointment, or otherwise shall be a commercial bank or financial institution or a subsidiary of a commercial bank or financial institution if such commercial bank or financial institution is organized under the laws of the United States of America or of any State thereof and has a combined capital and surplus of at least $300,000,000. If no successor Agent has been appointed pursuant to the foregoing, within thirty (30) days after the date such notice of resignation was given by the resigning Agent, such resignation shall become effective and the Requisite Lenders shall thereafter perform all the duties of such Agent hereunder until such time, if any, as the Requisite Lenders appoint a successor Agent as provided above. Any successor Agent appointed by Requisite Lenders hereunder shall be subject to the approval of European Borrower Representative, such approval not to be unreasonably withheld or delayed; provided, that such approval shall not be required if a Default or an Event of Default has occurred and is continuing. Upon the acceptance of any appointment as an Agent hereunder by a successor Agent, such successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the resigning Agent. Upon the earlier of the acceptance of any appointment as Agent hereunder by a successor Agent or the effective date of the resigning Agent's resignation, the resigning Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents, except that any indemnity rights or other rights in favor of such resigning Agent shall continue. After any resigning Agent's resignation hereunder, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was acting as an Agent under this Agreement and the other Loan Documents.

(b)   The Fronting Lender may resign at any time by giving not more than one hundred twenty (120) days and not less than ninety (90) days prior written notice thereof to the European Loan Agent, the Lenders, the Administrative Agent, and the Borrowers; provided such resignation shall not become effective until the date upon which a replacement Fronting Lender reasonably acceptable to the Administrative Agent, and so long as no Default or Event of Default has occurred and is continuing, to the Borrowers, has been selected and has assumed the rights and obligations of a Fronting Lender hereunder. If no successor Fronting Lender shall have been so appointed by the Requisite Lenders and shall have accepted such appointment within thirty (30) days prior to the resigning Fronting Lender's requested resignation date, then, until a replacement Fronting Lender reasonably acceptable to the Administrative Agent, and so long as no Default or Event of Default has occurred and is continuing, to the Borrowers, GE Capital or one of its Affiliates shall act as Fronting Lender.

(c)   Notwithstanding anything herein to the contrary, upon the occurrence of the HVB Release Date, HVB shall be deemed to have resigned on, and effective as of, such HVB Release Date. Until a replacement Fronting Lender reasonably acceptable to the Administrative Agent, and, so long as no Default or Event of Default shall have occurred and is continuing, to the Borrowers, has been selected and has assumed the rights of a Fronting Lender hereunder, GE Capital or one of its Affiliates shall act as Fronting Lender.

(d)   Upon the acceptance of any appointment as Fronting Lender hereunder by a successor Fronting Lender (whether pursuant to Section 9.7(b) or (c), such successor Fronting Lender shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the resigning Fronting Lender (other than any rights under the HVB Fee Letter), and the resigning Fronting Lender shall be discharged from its duties and obligations hereunder. After any resigning Fronting Lender's resignation, the provisions of this Agreement and the other Loan Documents shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Fronting Lender.

(e)   In order to induce GE Capital, any of its Affiliates or any other Person to act as Fronting Lender hereunder following the resignation of a Fronting Lender (whether pursuant to this Section 9.7 or as a result of Section 1.22(e)), the Borrowers agree that the Administrative Agent, in consultation with the Borrowers, shall be entitled to offer reasonable fees to such new Fronting Lender as compensation for its duties hereunder and the Borrowers shall agree to pay such Fees.

9.8. Setoff and Sharing of Payments. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default and subject to Section 9.9(f), each Lender is hereby authorized at any time or from time to time, without notice to any Foreign Credit Party or to any other Person other than the Administrative Agent, any such notice being hereby expressly waived, to offset and to appropriate and to apply any and all balances held by it at any of its offices for the account of any Borrower or Foreign Guarantor (regardless of whether such balances are then due to such Borrower or Foreign Guarantor) and any other properties or assets at any time held or owing by that Lender or that holder to or for the credit or for the account of any Borrower or Foreign Guarantor against and on account of any of the Obligations that are not paid when due. Notwithstanding the foregoing, no Lender shall be entitled to set off assets of Foreign Credit Parties against obligations of Domestic Guarantors. Any Lender exercising a right of setoff or otherwise receiving any payment on account of the Obligations in excess of its Pro Rata Share thereof shall purchase for cash (and the other Lenders or holders shall sell) such participations in each such other Lender's or holder's Pro Rata Share of the Obligations as would be necessary to cause such Lender to share the amount so offset or otherwise received with each other Lender or holder in accordance with their respective Pro Rata Shares (other than offset rights exercised by any Lender with respect to Sections 1.13, 1.15 or 1.16). Each Foreign Credit Party that is a Borrower or Foreign Guarantor agrees, to the fullest extent permitted by law, that (a) any Lender may exercise its right to offset with respect to amounts in excess of its Pro Rata Share of the Obligations and may sell participations in such amounts so offset to other Lenders and holders and (b) any Lender so purchasing a participation in the European Revolving Loans made or other Obligations held by other Lenders or holders may exercise all rights of offset, bankers' lien, counterclaim or similar rights with respect to such participation as fully as if such Lender or holder were a direct holder of the European Revolving Loans and the other Obligations in the amount of such participation. Notwithstanding the foregoing, if all or any portion of the offset amount or payment otherwise received is thereafter recovered from the Lender that has exercised the right of offset, the purchase of participations by that Lender shall be rescinded and the purchase price restored without interest.

9.9. Payments; Non-Funding Lenders; Information; Actions in Concert; Collateral Matters.

(a)   INTENTIONALLY OMITTED.

(b)   INTENTIONALLY OMITTED.

(c)   Return of Payments.

(i)   If any Agent or Fronting Lender pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by such Agent or Fronting Lender from Borrowers and such related payment is not received by such Agent or Fronting Lender, then such Agent or Fronting Lender will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind.

(ii)   If any Agent or Fronting Lender determines at any time that any amount received by such Agent or Fronting Lender under this Agreement must be returned to any Borrower or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, such Agent or Fronting Lender will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to each Agent or Fronting Lender on demand any portion of such amount that such Agent or Fronting Lender has distributed to such Lender, together with interest at such rate, if any, as such Agent or Fronting Lender is required to pay to any Borrower or such other Person, without setoff, counterclaim or deduction of any kind.

(d)   Non-Funding Lenders. The failure of any Non-Funding Lender to make any payment or purchase any participation required by it hereunder shall not relieve any other Lender (each such other Lender, an "Other Lender") of its obligations to make such payment or purchase such participation on such date, but neither any Other Lender nor Administrative Agent shall be responsible for the failure of any Non-Funding Lender to make such payment or purchase a participation or make any other payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a "Lender" (or be included in the calculation of "Requisite Lenders" or "Supermajority European Revolving Loan Participants" hereunder) for any voting or consent rights under or with respect to any Loan Document. At Borrowers' request, Administrative Agent or a Person reasonably acceptable to Administrative Agent shall have the right with Administrative Agent's consent and in Administrative Agent's sole discretion (but shall have no obligation) to purchase from any Non-Funding Lender, and each Non-Funding Lender agrees that it shall, at Administrative Agent's request, sell and assign to Administrative Agent or such Person, all of the European Revolving Loan Commitments of that Non-Funding Lender for an amount equal to the principal balance of all European Revolving Loans held by such Non-Funding Lender and all accrued interest and fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

(e)   Dissemination of Information. Administrative Agent and/or European Loan Agent shall use reasonable efforts to provide Lenders with any notice of Default or Event of Default received by Administrative Agent and European Loan Agent from, or delivered by Administrative Agent and/or European Loan Agent to, any Credit Party, with notice of any Event of Default of which Administrative Agent and European Loan Agent has actually become aware and with notice of any action taken by Administrative Agent and European Loan Agent following any Event of Default; provided, that Administrative Agent and European Loan Agent shall not be liable to any Lender for any failure to do so, except to the extent that such failure is attributable to Administrative Agent's and European Loan Agent's gross negligence or willful misconduct. Lenders acknowledge that Borrowers are required to provide Financial Statements and Collateral Reports to Lenders in accordance with Annexes E and F hereto and agree that Administrative Agent shall have no duty to provide the same to Lenders.

(f)   Actions in Concert. Anything in this Agreement to the contrary notwithstanding, each Lender hereby agrees with each other Lender that no Lender shall take any action to protect or enforce its rights arising out of this Agreement or the European Revolving Notes (including exercising any rights of setoff) without first obtaining the prior written consent of Administrative Agent and Requisite Lenders, it being the intent of Lenders that any such action to protect or enforce rights under this Agreement and the European Revolving Notes shall be taken in concert and at the direction or with the consent of Administrative Agent or Requisite Lenders.

(g)   Collateral Matters.

(i)   Each of the Administrative Agent and the European Loan Agent is authorized on behalf of all Lenders, without the necessity of any notice to or further consent from the Lenders from time to time to take any action with respect to any Collateral or the Collateral Documents which may be necessary to perfect or publish and maintain perfected or published the security interest in and Liens upon the Collateral granted pursuant to such Collateral Documents.

(ii)   The Lenders irrevocably authorize each of the Administrative Agent and the European Loan Agent, at its option and in its discretion, to release any Lien granted to or held by such Agent upon any Collateral (1) upon the Termination Date; (2) constituting property sold or to be sold or disposed of as part of or in connection with any Asset Disposition permitted under this Agreement; (3) constituting property leased to Borrowers or any Subsidiary of Borrowers under a lease which has expired or been terminated in a transaction permitted under this Agreement or is about to expire and which has not been, and is not intended by Borrowers or such Subsidiary to be, renewed or extended; (4) consisting of an instrument evidencing Indebtedness if the Indebtedness evidenced thereby has been paid in full; or (5) if approved, authorized or ratified in writing by the Requisite Lenders, Supermajority European Revolving Loan Participants or all the Lenders, as the case may be, as provided in this Agreement. Upon request by the Administrative Agent or the European Loan Agent (as the case may be) at any time, the Lenders will confirm in writing Administrative Agent's, and European Loan Agent's authority to release particular types or items of Collateral pursuant to this Section 9.9(g)(ii), provided, that the absence of any such confirmation for whatever reason shall not affect any Agent's rights under this Section 9.9(g).

9.10. German Power of Attorney. Each European Revolving Loan Participant hereby authorizes and empowers each of the Administrative Agent and the European Loan Agent with the right of delegation and substitution and under relief from any restrictions (including but not limited to restrictions of Section 181 German Civil Code) to execute on its sole signature on behalf of such European Revolving Loan Participant any and all agreements, sub powers-of-attorney to third persons or other instruments and take such actions, make all statements and accept all declarations deemed necessary or useful in order to effect any Collateral on behalf of such European Revolving Loan Participant.

10. SUCCESSORS AND ASSIGNS

10.1. Successors and Assigns. This Agreement and the other Loan Documents shall be binding on and shall inure to the benefit of each Credit Party, each Agent, Lenders and their respective successors and assigns (including, in the case of any Credit Party, a debtor-in-possession on behalf of such Credit Party), except as otherwise provided herein or therein. No Credit Party may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Loan Documents without the prior express written consent of Administrative Agent and Lenders. Any such purported assignment, transfer, hypothecation or other conveyance by any Credit Party without the prior express written consent of Administrative Agent and Lenders shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Credit Party, each Agent and Lenders with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Loan Documents.

11. MISCELLANEOUS

11.1. <u>Complete Agreement; Modification of Agreement</u>. The Loan Documents constitute the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except as set forth in <u>Section 11.2</u>. Any letter of interest, commitment letter, or fee letter (other than the GE Capital Fee Letter) or confidentiality agreement, if any, between any Foreign Credit Party and Agent or any Lender or any of their respective Affiliates, predating this Agreement and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement.

11.2. <u>Amendments and Waivers</u>.

(a)   Except for actions expressly permitted to be taken by Administrative Agent, no amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document, or any consent to any departure by any Credit Party therefrom, shall in any event be effective unless the same shall be in writing and signed by Administrative Agent and Borrowers, and by Requisite Lenders, Supermajority European Revolving Loan Participants, or all affected Lenders with European Revolving Loan Commitments hereunder, as applicable. Except as set forth in <u>clauses (b)</u> and <u>(c)</u> below, all such amendments, modifications, terminations or waivers requiring the consent of any Lenders shall require the written consent of Requisite Lenders.

(b)   No amendment, modification, termination or waiver of or consent with respect to any provision of this Agreement that increases the percentage advance rates set forth in the definition of the European Borrowing Base, or that makes less restrictive the nondiscretionary criteria for exclusion from the European Borrowing Base, shall be effective unless the same shall be in writing and signed by Administrative Agent and the Supermajority European Revolving Loan Participants and Borrowers. No amendment, modification, termination or waiver of or consent with respect to any provision of this Agreement that waives compliance with the conditions precedent set forth in <u>Section 2.2</u> to the making of any European Revolving Loan or the incurrence of any European Letter of Credit Obligations shall be effective unless the same shall be in writing and signed by Administrative Agent, Requisite Lenders and Borrowers. Notwithstanding anything contained in this Agreement to the contrary, no waiver or consent with respect to any Default or any Event of Default shall be effective for purposes of the conditions precedent to the making of European Revolving Loans or the incurrence of European Letter of Credit Obligations set forth in <u>Section 2.2</u> unless the same shall be in writing and signed by Administrative Agent, Requisite Lenders and Borrowers.

(c)   No amendment, modification, termination or waiver shall, unless in writing and signed by Administrative Agent and each Lender directly affected thereby: (i) increase the principal amount of any Lender's European Revolving Loan Commitment (which actions shall be deemed to directly affect all Lenders); (ii) reduce the principal of, rate of interest on or Fees payable with respect to European Revolving Loan or European Letter of Credit Obligation of any affected Lender; (iii) extend any scheduled payment date (other than payment dates of mandatory prepayments under Section 1.3(b)(ii)-(iv)) or final maturity date of the principal amount of any European Revolving Loan of any affected Lender; (iv) waive, forgive, defer, extend or postpone any payment of interest or Fees as to any affected Lender; (v) release any Guaranty or, except as otherwise permitted herein or in the other Loan Documents, release, or permit any Credit Party to sell or otherwise dispose of, any Collateral with a value exceeding the Dollar Equivalent of $5,000,000 in the aggregate (which action shall be deemed to directly affect all Lenders); (vi) change the percentage of the European Revolving Loan Commitment or of the aggregate unpaid principal amount of the European Revolving Loans that shall be required for Lenders or any of them to take any action hereunder; and (vii) amend or waive this Section 11.2 or the definitions of the terms "Requisite Lenders" or "Supermajority European Revolving Loan Participant insofar as such definitions affect the substance of this Section 11.2. Furthermore, no amendment, modification, termination or waiver affecting the rights or duties of any Agent, Fronting Lender, or European L/C Issuer under this Agreement or any other Loan Document shall be effective unless in writing and signed by such Agent, Fronting Lender or European L/C Issuer, as the case may be, in addition to Lenders required hereinabove to take such action. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given. No amendment, modification, termination or waiver shall be required for any Agent to take additional Collateral pursuant to any Loan Document. No amendment, modification, termination or waiver of any provision of any European Revolving Note shall be effective without the written concurrence of the holder of that European Revolving Note. No notice to or demand on any Credit Party in any case shall entitle such Credit Party or any other Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 11.2 shall be binding upon each holder of the European Revolving Notes at the time outstanding and each future holder of the European Revolving Notes. Notwithstanding anything to the contrary contained above in this Section 11.2, Disclosure Schedules 3.1, 3.6, 3.8 and 3.12 (solely with respect to disclosures related to Section 3.12(a)) may be supplemented or amended and restated by the Borrowers in connection with any transaction consummated pursuant to the Post-Closing Restructuring. Such supplement or amendment and restatement shall become effective upon the Borrowers' delivery of the same to the Administrative Agent, together with a certificate of an authorized officer of such Borrower that such supplement or amendment and restatement reflects changes that are permitted by this Agreement and the other Loan Documents. The Administrative Agent shall promptly distribute to each Lender a copy of such supplement or amendment and restatement, together with the certificate of the authorized officer of the Borrower referred to above.

(d)   If, in connection with any proposed amendment, modification, waiver or termination (a "Proposed Change"):

(i)   requiring the consent of all affected Lenders, the consent of Requisite Lenders is obtained, but the consent of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained as described in this clause (i) and in clauses (ii), (iii), (iv) and (v) below being referred to as a "Non-Consenting Lender");

(ii)   requiring the consent of Requisite Lenders, the consent of Lenders holding 51% or more of the aggregate European Revolving Loan Commitments is obtained, but the consent of Requisite Lenders is not obtained;

(iii)   INTENTIONALLY OMITTED.

(iv)   requiring the consent of Supermajority European Revolving Loan Participants, the consent of Requisite European Revolving Loan Participants is obtained, but the consent of Supermajority European Revolving Loan Participants is not obtained; or

(v)   INTENTIONALLY OMITTED.

then, so long as Administrative Agent is not a Non-Consenting Lender, at European Borrower Representative's request, Agent or a Person reasonably acceptable to Administrative Agent shall have the right with Administrative Agent's consent and in Administrative Agent's sole discretion (but shall have no obligation) to purchase from such Non-Consenting Lenders, and such Non-Consenting Lenders agree that they shall, upon Administrative Agent's request, sell and assign to Administrative Agent or such Person, all of the European Revolving Loan Commitments of such Non-Consenting Lenders for an amount equal to the principal balance of all European Revolving Loans held by the Non-Consenting Lenders and all accrued interest and Fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

(e)   In addition to any Liens to be released in accordance with the provisions of Section 6.8, upon payment in full in cash and performance of all of the Obligations (other than indemnification Obligations), termination of the European Revolving Loan Commitments and a release of all claims against all Agent and Lenders, and so long as no suits, actions, proceedings or claims are pending or threatened against any Indemnified Person asserting any damages, losses or liabilities that are Indemnified Liabilities, the Agents, as applicable, shall deliver to Borrowers termination statements, mortgage releases and other documents necessary or appropriate to evidence the termination of the Liens securing payment of the Obligations.

11.3. Fees and Expenses. Borrowers shall reimburse (i) Agents and Fronting Lender for all fees, costs and expenses (including the reasonable fees and expenses of all of its counsel, advisors, consultants and auditors) and (ii) each Agent and Fronting Lender (and, with respect to clauses (c) and (d) below, all other Lenders) for all fees, costs and expenses, including the reasonable fees, costs and expenses of counsel or other advisors (including environmental and management consultants and appraisers), incurred in connection with the negotiation and preparation of the Loan Documents and incurred in connection with:

(a)   the forwarding to Borrowers or any other Person on behalf of Borrowers by Administrative Agent or Fronting Lender of the proceeds of any Loan (including a wire transfer fee of the Dollar Equivalent of $15 per wire transfer);

(b)   any amendment, modification or waiver of, consent with respect to, or termination of, any of the Loan Documents or advice in connection with the syndication and administration of the European Revolving Loans made pursuant hereto or its rights hereunder or thereunder;

(c)   any litigation, contest, dispute, suit, proceeding or action (whether instituted by any Agent, any Lender, any Borrower or any other Person and whether as a party, witness or otherwise) in any way relating to the Collateral, any of the Loan Documents or any other agreement to be executed or delivered in connection herewith or therewith, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against any or all of the Borrowers or any other Person that may be obligated to any Agent by virtue of the Loan Documents; including any such litigation, contest, dispute, suit, proceeding or action arising in connection with any work-out or restructuring of the European Revolving Loans during the pendency of one or more Events of Default; provided, that in the case of reimbursement of counsel for Lenders other than an Agent, such reimbursement shall be limited to one counsel for all such Lenders; provided, further, that no Person shall be entitled to reimbursement under this clause (c) in respect of any litigation, contest, dispute, suit, proceeding or action to the extent any of the foregoing results from such Person's gross negligence or willful misconduct;

(d)	any attempt to enforce any remedies of any Agent against any or all of the Foreign Credit Parties or any other Person that may be obligated to any Agent or any Lender by virtue of any of the Loan Documents, including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the European Revolving Loans during the pendency of one or more Events of Default; provided, that in the case of reimbursement of counsel for Lenders other than an Agent, such reimbursement shall be limited to one counsel for all such Lenders;

(e)	any workout or restructuring of the European Revolving Loans during the pendency of one or more Events of Default; and

(f)	efforts to (i) monitor the European Revolving Loans or any of the other Obligations, (ii) evaluate, observe or assess any of the Foreign Credit Parties or their respective affairs, and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral;

including, as to each of clauses (a) through (f) above, all reasonable attorneys' and other professional and service providers' fees arising from such services and other advice, assistance or other representation, including those in connection with any appellate proceedings, and all expenses, costs, charges and other fees incurred by such counsel and others in connection with or relating to any of the events or actions described in this Section 11.3, all of which shall be payable, on demand, by Borrowers to the applicable Agent. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: fees, costs and expenses of accountants, environmental advisors, appraisers, investment bankers, management and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or telecopy charges; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

11.4. No Waiver. Any Agent's or any Lender's failure, at any time or times, to require strict performance by the Credit Parties of any provision of this Agreement or any other Loan Document shall not waive, affect or diminish any right of such Agent or such Lender thereafter to demand strict compliance and performance herewith or therewith. Any suspension or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default whether the same is prior or subsequent thereto and whether the same or of a different type. Subject to the provisions of Section 11.2, none of the undertakings, agreements, warranties, covenants and representations of any Credit Party contained in this Agreement or any of the other Loan Documents and no Default or Event of Default by any Credit Party shall be deemed to have been suspended or waived by any Agent or any Lender, unless such waiver or suspension is by an instrument in writing signed by an officer of or other authorized employee of the applicable Agent and the applicable required Lenders, and directed to Borrowers specifying such suspension or waiver.

11.5. Remedies. Agents' and Lenders' rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies that any Agent or any Lender may have under any other agreement, including the other Loan Documents, by operation of law or otherwise. Recourse to the Collateral shall not be required.

11.6. Severability. Wherever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such other Loan Document.

11.7. Conflict of Terms. Except as otherwise provided in this Agreement or any of the other Loan Documents by specific reference to the applicable provisions of this Agreement, if any provision contained in this Agreement conflicts with any provision in any of the other Loan Documents, the provision contained in this Agreement shall govern and control.

11.8. Confidentiality. Each Agent and each Lender agree to use commercially reasonable efforts (equivalent to the efforts such Agent or such Lender applies to maintaining the confidentiality of its own confidential information) to maintain as confidential all confidential information provided to them by the Credit Parties for a period of two (2) years following the Termination Date, except that any Agent and any Lender may disclose such information (a) to Persons employed or engaged by such Agent or such Lender; (b) to any bona fide assignee or participant or potential assignee or participant that has agreed to comply with the covenant contained in this Section 11.8 which shall be enforceable by any or all of the Credit Parties (and any such bona fide assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in clause (a) above); (c) as required or requested by any Governmental Authority or reasonably believed by such Agent or such Lender to be compelled by any court decree, subpoena or legal or administrative order or process (and such Agent agrees to use its reasonable efforts to give notice to Credit Parties to enable Credit Parties to get a protective order or other legal protection to preserve the confidentiality of the information); (d) as, on the advice of such Agent's or such Lender's counsel, is required by law (and Agent agrees to use its reasonable efforts to give prior notice to Credit Parties to enable Credit Parties to get a protective order or other legal protection to preserve the confidentiality of the information); (e) in connection with the exercise of any right or remedy under the Loan Documents or in connection with any Litigation to which such Agent or such Lender is a party; or (f) that ceases to be confidential through no fault of any Agent or any Lender. Notwithstanding anything to the contrary set forth in this Agreement or in any other agreement to which the parties hereto are parties or by which they are bound, the obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by this Agreement, shall not apply to the "tax structure" or "tax treatment" (as such terms are defined in Section 1.6011 of the Treasury Regulations promulgated under IRC Section 6011) of the transactions contemplated by this Agreement, and each party hereto (and any employee, representative, or agent of any party hereto) may disclose to any and all persons, without limitation of any kind, the tax structure and tax treatment of the transactions contemplated by this Agreement. The preceding sentence is intended to cause the transactions contemplated by this Agreement to be treated as not having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of IRC, and shall be construed in a manner consistent with such purpose. In addition, each party hereto acknowledges that it has no proprietary or exclusive rights to the tax structure of the transactions contemplated by this Agreement.

11.9. <u>GOVERNING LAW</u>. **EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE LOAN DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THE LOAN DOCUMENTS AND THE OBLIGATIONS SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT STATE AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. EACH FOREIGN CREDIT PARTY HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK COUNTY, CITY OF NEW YORK, NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE CREDIT PARTIES, AGENTS AND LENDERS PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS; <u>PROVIDED</u>, THAT AGENTS, LENDERS AND THE CREDIT PARTIES ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF NEW YORK COUNTY; <u>PROVIDED</u> <u>FURTHER</u>, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE ANY AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF SUCH AGENT. EACH FOREIGN CREDIT PARTY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH FOREIGN CREDIT PARTY HEREBY WAIVES ANY OBJECTION THAT SUCH FOREIGN CREDIT PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR <u>FORUM</u> <u>NON CONVENIENS</u> AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH FOREIGN CREDIT PARTY HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH FOREIGN CREDIT PARTY AT THE ADDRESS SET FORTH**

IN <u>ANNEX I</u> OF THIS AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH FOREIGN CREDIT PARTY'S ACTUAL RECEIPT THEREOF OR SEVEN (7) BUSINESS DAYS AFTER DEPOSIT IN THE UNITED STATES MAILS, PROPER POSTAGE PREPAID.

11.10. <u>Notices</u>. Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered: (a) upon the earlier of actual receipt and seven (7) Business Days after deposit in the United States Mail (or the equivalent thereof in the applicable jurisdiction) registered or certified mail, return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this <u>Section 11.10</u>); (c) three (3) Business Days after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated in <u>Annex I</u> or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to any Person (other than European Borrower Representative or Agent) designated in <u>Annex I</u> to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

11.11. <u>Section Titles</u>. The Section titles and Table of Contents contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

11.12. <u>Counterparts</u>. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

11.13. <u>WAIVER OF JURY TRIAL</u>. **BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG AGENT, LENDERS AND ANY CREDIT PARTY ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.**

11.14. <u>Press Releases and Related Matters</u>. Each Foreign Credit Party executing this Agreement agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of GE Capital or its Affiliates or referring to this Agreement, the other Loan Documents or the Related Transactions Documents without at least two (2) Business Days' prior notice to GE Capital and without the prior written consent of GE Capital unless (and only to the extent that) such Foreign Credit Party or Affiliate is required to do so under law (including requirements for filing with the Securities and Exchange Commission) and then, in any event, such Foreign Credit Party or Affiliate will consult with GE Capital before issuing such press release or other public disclosure. Each Credit Party consents to the publication by any Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using Borrowers' name, product photographs, logo or trademark in accordance with general trademark usage. Administrative Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

11.15. <u>Reinstatement</u>. This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Credit Party for liquidation or reorganization, should any Credit Party become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of any Credit Party's assets, and shall continue to be effective or to be reinstated (including, without limitation, the provisions of <u>Section 1.22</u>), as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

11.16. <u>Advice of Counsel</u>. Each of the parties represents to each other party hereto that it has discussed this Agreement and, specifically, the provisions of <u>Sections 11.9 and 11.13</u>, with its counsel.

11.17. <u>No Strict Construction</u>. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

11.18. <u>Subordination</u>. Each Credit Party executing this Agreement covenants and agrees that the payment of all indebtedness, principal, interest (including interest which accrues after the commencement of any case or proceeding in bankruptcy, or for the reorganization of any Credit Party), fees, charges, expenses, attorneys' fees and any other sum, obligation or liability owing by any other Credit Party to such Credit Party, including any intercompany trade payables or royalty or licensing fees (collectively, the "<u>Intercompany Obligations</u>"), is subordinated, to the extent and in the manner provided in this <u>Section 11.18</u>, to the prior payment in full of all Obligations (herein, the "<u>Senior Obligations</u>") and that the subordination is for the benefit of the Agents and Lenders, and Administrative Agent may enforce such provisions directly.

(a)   Each Credit Party executing this Agreement hereby (i) authorizes Administrative Agent to demand specific performance of the terms of this Section 11.18 whether or not any other Credit Party shall have complied with any of the provisions hereof applicable to it, at any time when such Credit Party shall have failed to comply with any provisions of this Section 11.18 which are applicable to it and (ii) irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance.

(b)   Upon any distribution of assets of any Credit Party in any dissolution, winding-up, liquidation or reorganization (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise) and subject to the provisions of Section 1.18 hereof:

(i)   The Agents and Lenders shall first be entitled to receive payment in full in cash of the Senior Obligations before any Credit Party is entitled to receive any payment on account of the Intercompany Obligations.

(ii)   Any payment or distribution of assets of any Credit Party of any kind or character, whether in cash, property or securities, to which any other Credit Party would be entitled except for the provisions of Section 11.18, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the Administrative Agent, to the extent necessary to make payment in full of all Senior Obligations remaining unpaid after giving effect to any concurrent payment or distribution or provisions therefor to the Agents and Lenders.

(iii)   In the event that notwithstanding the foregoing provisions of Section 11.18, any payment or distribution of assets of any Credit Party of any kind or character, whether in cash, property or securities, shall be received by any other Credit Party on account of the Intercompany Obligations before all Senior Obligations are paid in full, such payment or distribution shall be received and held in trust for and shall be paid over to the Administrative Agent for application to the payment of the Senior Obligations until all of the Senior Obligations shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefor to the Agents and Lenders.

(c)   No right of the Agents and Lenders or any other present or future holders of any Senior Obligations to enforce the subordination provisions herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of any Credit Party or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by any Credit Party with the terms hereof, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

11.19. Collateral Agent.

GE Capital acts as Collateral Agent for the Secured Parties (as defined in the Intercreditor Agreement) pursuant to the Intercreditor Agreement with respect to the Collateral granted to the Collateral Agent pursuant to the Collateral Documents executed by the Domestic Guarantors and Orders (as defined in the Intercreditor Agreement). Accordingly, references in this Agreement to GE Capital as Administrative Agent with respect to such Collateral and such Collateral Documents and Orders shall be deemed references to GE Capital as Collateral Agent. GE Capital acts as Administrative Agent and/or European Loan Agent for itself and the Lenders pursuant to this Agreement with respect to the Loan Documents other than the Collateral Documents executed by a Domestic Guarantor. Accordingly, all references in this Agreement and in such Loan Documents to GE Capital as Administrative Agent and/or European Loan Agent shall be to GE Capital in such capacity and not in its capacity as Collateral Agent.

      IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

BORROWERS

FIBERMARK LAHNSTEIN GmbH & Co. OHG

By: /s/ Alex Kwader

Chief Executive Officer

FIBERMARK GESSNER GmbH & Co. OHG

By: /s/ Alex Kwader

Chief Executive Officer

GENERAL ELECTRIC CAPITAL CORPORATION, as Administrative Agent, European Loan Agent and Lender

By: /s/ Christopher Cox

Duly Authorized Signatory

BAYERISCHE HYPO– UND VEREINSBANK AG,
as Fronting Lender

By: /s/ Ricardo Soltanmoradi
_____

Managing Director

By: /s/ Nicolas F. Nakajima
_____

Director

The following Persons are signatories to this Agreement in their capacity as Credit Parties and not as Borrowers.

FIBERMARK BETEILIGUNGS GMBH

By: /s/ Alex Kwader

Chief Executive Officer

FIBERMARK SERVICES GMBH & CO. KG

By: /s/ Alex Kwader

Chief Executive Officer

FIBERMARK GMBH

By: /s/ Alex Kwader

Chief Executive Officer

FIBERMARK GESSNER GMBH

By: /s/ Alex Kwader

Chief Executive Officer

FIBERMARK LST GMBH

By: /s/ Alex Kwader

Chief Executive Officer

**FIBERMARK GESSNER
GRUNDSTÜCKSVERWALTUNGSGESELLSCHAFT MBH & CO
KG**

By: /s/ Alex Kwader

Chief Executive Officer

**FIBERMARK LST
GRUNDSTÜCKSVERWALTUNGSGESELLSCHAFT MBH & CO
KG**

By: /s/ Alex Kwader

Chief Executive Officer

FIBERMARK RED BRIDGE INTERNATIONAL LTD.

By: /s/ Alex Kwader

Chief Executive Officer

ANNEX A (<u>Recitals</u>)
to
<u>CREDIT AGREEMENT</u>

<u>DEFINITIONS</u>

Capitalized terms used in the Loan Documents shall have (unless otherwise provided elsewhere in the Loan Documents) the following respective meanings, and all references to Sections, Exhibits, Schedules or Annexes in the following definitions shall refer to Sections, Exhibits, Schedules or Annexes of or to the Agreement:

"<u>1996 Indenture</u>" means the Indenture, dated as of October 15, 1996, by and among Parent, the guarantors party thereto and Wilmington Trust Company, as Trustee, pursuant to which the 1996 Senior Notes are issued, as amended, modified or supplemented from time to time.

"<u>1996 Senior Notes</u>" mean the "Securities" issued pursuant to the terms and provisions of the 1996 Indenture, due October 15, 2006, in an aggregate original principal amount not to exceed $100,000,000.

"<u>2001 Indenture</u>" means the Indenture, dated as of April 18, 2001, by and among Parent, the guarantors party thereto and Wilmington Trust Company, as Trustee, pursuant to which the 2001 Senior Notes are issued, as amended, modified or supplemented from time to time.

"<u>2001 Senior Notes</u>" means the "Securities" issued pursuant to the terms and provisions of the 2001 Indenture, due April 15, 2011, in an aggregate original principal amount not to exceed $230,000,000.

"<u>Account Agreements</u>" means each of the account pledge agreements entered into by a Foreign Guarantor or Borrower and each of the tri-party blocked account agreements entered into by a Credit Party or Borrower, in each case pursuant to the requirements of <u>Annex C</u>.

"<u>Account Debtor</u>" means any Person who may become obligated to any Credit Party under, with respect to, or on account of, an Account, Chattel Paper or General Intangibles (including a payment intangible).

"<u>Accounting Changes</u>" has the meaning assigned thereto in <u>Annex G</u>.

"<u>Accounts</u>" means all "accounts," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including (a) all accounts receivable, other receivables, book debts and other forms of obligations (other than forms of obligations evidenced by Chattel Paper, or Instruments), (including any such obligations that may be characterized as an account or contract right under the Code), (b) all of each Credit Party's rights in, to and under all purchase orders or receipts for goods or services, (c) all of each Credit Party's rights to any goods represented by any of the foregoing (including unpaid sellers' rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), (d) all rights to payment due to any Credit Party for property sold, leased, licensed, assigned or otherwise disposed of, for a policy of insurance issued or to be issued, for a secondary obligation incurred or to be incurred, for energy provided or to be provided, for the use or hire of a vessel under a charter or other contract, arising out of the use of a credit card or charge card, or for services rendered or to be rendered by such Credit Party or in connection with any other transaction (whether or not yet earned by performance on the part of such Credit Party), (e) all health care insurance receivables and (f) all collateral security of any kind, given by any Account Debtor or any other Person with respect to any of the foregoing.

"Activation Event" and "Activation Notice" have the meanings assigned thereto in Annex C.

"Administrative Agent" means GE Capital in its capacity as Administrative Agent for Lenders or its successor appointed pursuant to Section 9.7(a).

"Affected Lender" has the meaning ascribed to in Section 1.16(d).

"Affiliate" means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, five percent (5%) or more of the Stock (on a fully diluted basis) having ordinary voting power in the election of directors of such Person, (b) each Person that controls, is controlled by or is under common control with such Person, (c) each of such Person's officers, directors, joint venturers and partners and (d) in the case of Borrowers, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of any Borrower. For the purposes of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise; provided, however, that the term "Affiliate" shall specifically exclude each Agent and each Lender.

"Agents" means the Administrative Agent and the European Loan Agent.

"Agreement" means the Amended and Restated Credit Agreement by and among Borrowers, the other Credit Parties party thereto, GE Capital, as Administrative Agent, European Loan Agent and Lender, HVB as Fronting Lender and the other Lenders from time to time party thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time.

"Amendment Agreement": The Amendment Agreement dated as of April 1, 2004, among the parties to the Existing Credit Agreement.

"Appendices" has the meaning ascribed to it in the recitals to the Agreement.

"Applicable Euribor Margin" means the per annum interest rate margin from time to time in effect and payable in addition to the Euribor Rate applicable to the European Revolving Loan, as determined by reference to Section 1.5(a).

"Applicable Euro Index Margin" means the per annum interest rate margin from time to time in effect and payable in addition to the Euro Index Rate applicable to the European Revolving Loan, as determined by reference to Section 1.5(a).

"Applicable Margins" means collectively the Applicable Euribor Margin, Applicable Euro Index Margin and Applicable Unused Line Fee Margin.

"Applicable Percentage" has the meaning ascribed to in Section 1.9(c).

"Applicable Unused Line Fee Margin" means the per annum fee, from time to time in effect, payable in respect of Borrowers' non-use of committed funds pursuant to Section 1.9(b), which fee is determined by reference to Section 1.5(a).

"Asset Disposition" means any one or series of related transactions in which any Person conveys, sells, transfers, or otherwise disposes of, directly or indirectly, any or all of its properties, businesses, or assets (including the sale or issuance of Stock).

"Assignment Agreement" has the meaning ascribed to it in Section 9.1(a).

"Bankruptcy Code" means the provisions of Title 11 of the United States Code, 11 U.S.C. §§101 et. seq., as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

"BET GmbH" means FiberMark Beteiligungs GmbH, a limited liability company organized under the laws of Germany.

"Borrowers" has the meaning ascribed thereto in the preamble to the Agreement provided that, in the event of a merger by one or more of the Borrowers in connection with the Post-Closing Restructuring, the surviving entity of such merger, to the extent such survivor was not a Borrower on the Restatement Effective Date, shall become a "Borrower" hereunder.

"Business Day" means any day that is not a Saturday, a Sunday or (a) if a European Revolving Loan is involved, a day on which banking institutions in Frankfurt, Germany or Bavaria are required or permitted to be closed for the transaction of corporate banking business or (b) in any other case, a day on which banks are required or permitted to be closed in the State of New York and in reference to Euribor Loans, as the case may be, means any such day that is also a Euribor Business Day.

"Capital Expenditures" means, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto that have a useful life of more than two (2) years and that are required to be capitalized under German or other local generally accepted accounting principles applicable to a Person.

"Capital Lease" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"Capital Lease Obligation" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

"Cash Collateral Account" has the meaning ascribed to it Annex B.

"Cash Equivalents" has the meaning ascribed to it in Annex B.

"Cash Management Systems" has the meaning ascribed to it in Section 1.8.

"Certificate of Exemption" has the meaning ascribed to in Section 1.15(c).

"Change of Control" means any of the following: (a) any person or group of persons (within the meaning of the Securities Exchange Act of 1934,) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934,) of 20% or more of the issued and outstanding shares of capital Stock of Parent having the right to vote for the election of directors of Parent under ordinary circumstances; (b) during any period of twelve (12) consecutive calendar months, individuals who at the beginning of such period constituted the board of directors of Parent (together with any new directors whose election by the board of directors of Parent or whose nomination for election by the Stockholders of Parent was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason other than death or disability to constitute a majority of the directors then in office; (c) Parent ceases to own and control all of the economic and voting rights associated with all of the outstanding capital Stock of FiberMark NA, LLC and BET GmbH; (d) except as permitted by the terms of this Agreement, BET GmbH and LLC, collectively, cease to own and control directly or indirectly all of the economic and voting rights associated with all of the outstanding capital Stock of FMKG; (e) except as permitted by the terms of this Agreement, FMKG and Bet GmbH, collectively, cease to own and control directly or indirectly all of the economic and voting rights associated with all of the outstanding Stock of each of the other Foreign Subsidiaries organized under the laws of Germany, (f) except to the extent permitted by the terms of this Agreement, LLC ceases to own and control all of the economic and voting rights associated with all of the outstanding Stock of each of FiberMark France, FiberMark HK and/or FiberMark UK, and (g) any "change of control" as such term is defined in the 1996 Indenture or the 2001 Indenture.

"Charges" means all federal, state, county, city, municipal, local, foreign or other governmental taxes (including taxes owed to the PBGC at the time due and payable), levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the Obligations, (c) the employees, payroll, income or gross receipts of any Foreign Credit Party, (d) any Foreign Credit Party's ownership or use of any properties or other assets, or (e) any other aspect of any Foreign Credit Party's business.

"Chattel Paper" means any "chattel paper," as such term is defined in the Code, including electronic chattel paper, now owned or hereafter acquired by any Credit Party.

"Closing Checklist" means the schedule, including all appendices, exhibits or schedules thereto, listing certain documents and information to be delivered in connection with the Agreement, the other Loan Documents and the transactions contemplated thereunder, substantially in the form attached hereto as Annex D.

"Code" means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided, that to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided, further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, publication, or priority of, or remedies with respect to, any Agent's or any Lender's Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, or other foreign personal property security laws, the term "<u>Code</u>" means the Uniform Commercial Code or such other foreign personal property security law as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions and; <u>provided</u>, <u>further</u>, that if such foreign personal property security laws do not contain a definition that is used in another Loan Document, the definition that is used in such other Loan Document shall have the meaning given to it in the Code as though the references to the words "or such other foreign personal property security laws" in the second proviso of this definition do not exist.

"<u>Collateral</u>" means the U.S. Collateral and the European Collateral or any of them.

"<u>Collateral Agent</u>" means GE Capital as Collateral Agent under the Intercreditor Agreement.

"<u>Collateral Documents</u>" means the Security Agreements, the Pledge Agreements, the Guaranties, the Mortgages, the Patent Security Agreement, the Trademark Security Agreement, the Copyright Security Agreement, the Account Agreements and all similar agreements entered into guaranteeing payment of, or granting a Lien upon property as security for payment of any or all of the Obligations.

"<u>Collateral Reports</u>" means the reports with respect to the Collateral referred to in <u>Annex F</u>.

"<u>Collection Account</u>" means (a) in connection with any applicable payments made in Dollars, that certain account of the Fronting Lender, account number 0011299468, in the name of Fronting Lender at JP Morgan Chase New York, ABA No. 021000021; Chips 0002 (Ref A/C 0000/871729778, FiberMark/Gessner) or (b) in connection with any applicable payments made in Euros, that certain account of the Fronting Lender, account number 0448/3829227, in the name of the Fronting Lender at Bayerische Hypo- und Vereinsbank, Frankfurt Branch, (Swift NYVEDEMM430) (Ref No. Credit Agreement dated Nov. 2003) or such other account as may be specified in writing by Fronting Lender as the "Collection Account" for the applicable payments.

"<u>Commitment Termination Date</u>" means the earliest of (a) the Maturity Date, (b) the date of termination of Lenders' obligations to make Advances and to incur European Letter of Credit Obligations or permit existing European Revolving Loans to remain outstanding pursuant to <u>Section 8.2(b)</u>, (c) the date of indefeasible prepayment in full by Borrowers of the European Revolving Loans and the cancellation and return (or stand-by guarantee) of all European Letters of Credit or the cash collateralization of all European Letter of Credit Obligations pursuant to <u>Annex B</u>, (d) the permanent reduction of all European Revolving Loan Commitments to zero dollars ($0) and (e) the Commitment Termination Date as such term is defined in the DIP Agreement.

"<u>Compliance Certificate</u>" has the meaning ascribed to it in <u>Annex E</u>.

"<u>Concentration Accounts</u>" has the meaning ascribed to it in <u>Annex C</u>.

"<u>Contracts</u>" means all "contracts," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, in any event, including all contracts, undertakings, or agreements (other than rights evidenced by Chattel Paper, Documents or Instruments) in or under which any Credit Party may now or hereafter have any right, title or interest, including any agreement relating to the terms of payment or the terms of performance of any Account.

"Contractual Currency" has the meaning ascribed to in Section 1.20(d).

"Control Letter" means a letter agreement between Collateral Agent, Administrative Agent or European Loan Agent, (as applicable) and (i) the issuer of uncertificated securities with respect to uncertificated securities in the name of any Credit Party, (ii) a securities intermediary with respect to securities, whether certificated or uncertificated, securities entitlements and other financial assets held in a securities account in the name of any Credit Party, (iii) a futures commission merchant or clearing house, as applicable, with respect to commodity accounts and commodity contracts held by any Credit Party, whereby, among other things, the issuer, securities intermediary or futures commission merchant disclaims any security interest in the applicable financial assets, acknowledges the Lien of European Loan Agent on such financial assets, and agrees to follow the instructions or entitlement orders of European Loan Agent without further consent by the affected Credit Party.

"Copyright License" means any and all rights now owned or hereafter acquired by any Credit Party under any written agreement granting any right to use any Copyright or Copyright registration, whether the Credit Party is the licensee or licensor.

"Copyright Security Agreements" means the Copyright Security Agreements made in favor of Collateral Agent, on behalf of itself and Lenders, by each applicable Credit Party.

"Copyrights" means all of the following now owned or hereafter adopted or acquired by any Credit Party: (a) all copyrights and General Intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof, and (b) all reissues, extensions or renewals thereof.

"Credit Parties" means the Parent, each Borrower, FiberMark NA, LLC and each of the Persons which is a signatory to this Agreement as a "Credit Party" or a Guaranty or who grants a Lien on all or any part of its assets to secure all or any part of the Obligations and, solely with respect to Section 6 hereof, each of the Subsidiaries of Parent, and each Borrower, as the same may be changed from time to time by virtue of mergers, consolidations, amalgamations, collapses or similar processes as contemplated by the Post-Closing Restructuring.

"Default" means any event that, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

"Default Rate" has the meaning ascribed to it in Section 1.5(e).

"Deposit Accounts" means all "deposit accounts" as such term is defined in the Code, now or hereafter held in the name of any Credit Party.

"DIP Agreement" means that certain Senior Secured, Superpriority Debtor-in-Possession Credit Agreement, dated as of April 1, 2004, by and among FiberMark NA, Parent, LLC, the other credit parties signatory thereto, GE Capital for itself and as lender and as agent for lenders and the other lenders signatory thereto from time to time, as amended, modified, or supplemented from time to time.

"DIP Documents" means all documents and instruments executed in connection with the DIP Agreement.

"DIP Order" means the Interim Order (as defined in the DIP Agreement).

"Disbursement Accounts" has the meaning ascribed to it in Annex C.

"Disclosure Schedules" means the Schedules prepared by Borrowers and denominated as Disclosure Schedules (1.4) through (6.7) in the Index to the Agreement.

"Documents" means all "documents", as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located.

"Dollars" or "$" means lawful currency of the United States of America. Unless otherwise specified, all payments under the Loan Documents shall be made in Dollars.

"Dollar Equivalent" means, with respect to any amount denominated in Dollars, such amount of Dollars, and with respect to any amount denominated in a currency other than Dollars, the amount of Dollars, as of any date of determination, into which such other currency (as the context may require) can be converted in accordance with Section 1.19.

"Domestic Guarantors" means Parent, LLC, FiberMark NA and each other direct or indirect Domestic Subsidiary of Parent.

"Domestic Guaranty" means the Amended and Restated Guaranty, of even date herewith, by and among the Administrative Agent, Parent, FiberMark NA and LLC.

"Domestic Security Agreement" means the Amended and Restated Security Agreement, of even date herewith, by and among the Collateral Agent and each Domestic Guarantor.

"Domestic Subsidiaries" means all Subsidiaries of any Domestic Guarantor incorporated or organized under the laws of the United States of America, any state thereof of the District of Columbia.

"EBITDA" means, with respect to any Person for any fiscal period, without duplication, an amount equal to (a) consolidated net income of such Person for such period determined in accordance with GAAP, minus (b) the sum of (i) income tax credits, (ii) interest income, (iii) gain from extraordinary items for such period, (iv) any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, exchange or other disposition of capital assets by such Person (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities), and (v) any other non-cash gains that have been added in determining consolidated net income, in each case to the extent included in the calculation of consolidated net income of such Person for such period in accordance with German or other local generally accepted accounting principles applicable to a Person, but without duplication, plus (c) the sum of (i) any provision for income taxes, (ii) Interest Expense, (iii) loss from extraordinary items for such period, (iv) the amount of non-cash charges (including depreciation and amortization) for such period, (v) amortized debt discount for such period, and (vi) the amount of any deduction to consolidated net income as the result of any grant to any members of the management of such Person of any Stock, <u>plus</u> (d) Professional Expenses paid during such period; provided that in no event shall the aggregate amount of such Professional Expenses added back to EBITDA prior to the Commitment Termination Date exceed the Dollar Equivalent of $1,000,000, in each case to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP, but without duplication. For purposes of this definition, the following items shall be excluded in determining consolidated net income of a Person: (1) the income (or deficit) of any other Person accrued prior to the date it became a Subsidiary of, or was merged or consolidated into, such Person or any of such Person's Subsidiaries; (2) the income (or deficit) of any other Person (other than a Subsidiary) in which such Person has an ownership interest, except to the extent any such income has actually been received by such Person in the form of cash dividends or distributions; (3) the undistributed earnings of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary; (4) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period; (5) any write-up of any asset; (6) any net gain from the collection of the proceeds of life insurance policies; (7) any net gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness, of such Person, (8) in the case of a successor to such Person by consolidation or merger or as a transferee of its assets, any earnings of such successor prior to such consolidation, merger or transfer of assets, and (9) any deferred credit representing the excess of equity in any Subsidiary of such Person at the date of acquisition of such Subsidiary over the cost to such Person of the investment in such Subsidiary.

"<u>Environmental Laws</u>" means all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules, guidelines, standards and regulations, now or hereafter in effect, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

"<u>Environmental Liabilities</u>" means all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or in the vicinity of any real or personal property.

"<u>Environmental Permits</u>" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Authority under any Environmental Laws.

"Equipment" means all "equipment," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located and, in any event, including all such Credit Party's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any regulations promulgated thereunder.

"ERISA Affiliate" means, with respect to any Credit Party, any trade or business (whether or not incorporated) that, together with such Credit Party, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the IRC.

"ERISA Event" means, with respect to any Credit Party or any ERISA Affiliate, (a) any event described in Section 4043(c) of ERISA with respect to a Title IV Plan; (b) the withdrawal of any Credit Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any Credit Party or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Credit Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245 of ERISA; or (i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Title IV Plan described in Section 4064 of ERISA.

"ESOP" means a Plan that is intended to satisfy the requirements of Section 4975(e)(7) of the IRC.

"Euribor Business Day" means a Business Day on which banks in the City of London are generally open for interbank or foreign exchange transactions.

"Euribor Loan" means a Loan or any portion thereof bearing interest by reference to the Euribor Rate.

"Euribor Period" means, with respect to any Euribor Loan, each period commencing on a Euribor Business Day selected by European Borrower Representative pursuant to the Agreement and ending seven (7) days, fourteen (14) days, one (1), two (2), or three (3) months thereafter, as selected by European Borrower Representative's irrevocable notice to Fronting Lender as set forth in Section 1.5(g); provided, that the foregoing provision relating to Euribor Periods is subject to the following:

(a)   if any Euribor Period would otherwise end on a day that is not a Euribor Business Day, such Euribor Period shall be extended to the next succeeding Euribor Business Day unless the result of such extension would be to carry such Euribor Period into another calendar month in which event such Euribor Period shall end on the immediately preceding Euribor Business Day;

(b)   any Euribor Period that would otherwise extend beyond the Commitment Termination Date shall end on the Commitment Termination Date;

(c)   any Euribor Period that begins on the last Euribor Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Euribor Period) shall end on the last Euribor Business Day of a calendar month;

(d)   European Borrower Representative shall select Euribor Periods so as not to require a payment or prepayment of any Euribor Loan during a Euribor Period for such Loan; and

(e)   European Borrower Representative shall select Euribor Periods so that there shall be no more than seven (7) separate Euribor Loans in existence at any one time.

"Euribor Rate" means for each Euribor Period, a rate of interest determined by Administrative Agent equal to:

(a)   the offered rate for deposits in Euros for the applicable Euribor Period that appears in the "Money Rates" section of The Wall Street Journal, on the second full Euribor Business Day preceding the first day of such Euribor Period (unless such date is not a Business Day, in which event the next succeeding Business Day will be used); divided by

(b)   a number equal to 1.0 minus the aggregate (but without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on the day that is two (2) Euribor Business Days prior to the beginning of such Euribor Period (including basic, supplemental, marginal and emergency reserves under any regulations of the Federal Reserve Board or other Governmental Authority having jurisdiction with respect thereto, as now and from time to time in effect) for Eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Federal Reserve Board that are required to be maintained by a member bank of the Federal Reserve System.

If such interest rates shall cease to be available from The Wall Street Journal (or its successor satisfactory to Administrative Agent), the Euribor Rate shall be determined from such financial reporting service or other information as shall be mutually acceptable to Administrative Agent and Borrowers.

"Euro", "euro" "euros" or "EUR" means the single currency of Participating Member States.

"Euro Index Rate" means, for any day, a floating rate equal to the minimum bid rate for Euros as published by the European Central Bank. Each change in any interest rate provided for in the Agreement based upon the Euro Index Rate shall take effect at the time of such change in the Euro Index Rate.

"Euro Index Rate Loan" means a European Revolving Loan or portion thereof bearing interest by reference to the Euro Index Rate.

"European Borrower Representative" means FMKG in its capacity as European Borrower Representative with respect to the European Revolving Loans pursuant to the provisions of Section 1.1(d).

"European Borrowing Availability" means as of any date of determination the lesser of (i) the European Maximum Amount and (ii) the European Borrowing Base, in each case, less the Dollar Equivalent of the aggregate European Revolving Loans then outstanding.

"European Borrowing Base" means, as of any date of determination, an amount equal to at such time (i) the product of (a) the Dollar Equivalent of the consolidated EBITDA of the Borrowers and their Subsidiaries for the twelve (12) month period ending on the last day of the then most recently completed calendar month based upon financial statements delivered pursuant to Section 3.4 or as otherwise delivered by Borrowers and (b) 1.25, less (ii) Reserves established by Administrative Agent at such time in accordance with the terms and provisions hereof, less (iii) all outstanding Indebtedness of the Borrowers and their Subsidiaries (other than the Obligations).

"European Borrowing Base Certificate" means a certificate to be executed and delivered from time to time by the Borrowers in the form attached to the Agreement as Exhibit 4.1(b)(ii).

"European Collateral" means the property of the Borrowers and certain Foreign Guarantors covered by the European Collateral Documents and the other Collateral Documents and any other property of Borrowers or Foreign Credit Parties, real or personal, tangible or intangible, now existing or hereafter acquired, that may at any time be or become subject to a security interest or Lien in favor of European Loan Agent to secure any or all of the European Obligations.

"European Collateral Documents" means each of the agreements and documents listed on Annex K and all similar agreements entered into guaranteeing payment of, or granting a Lien upon property as security for payment of, any or all of the European Obligations.

"European Fixed Charge Coverage Ratio" means, with respect to any Person for any fiscal period, the ratio of (a) EBITDA minus Capital Expenditures to (b) Fixed Charges.

"European L/C Issuer" has the meaning ascribed to it in Annex B.

"European L/C Sublimit" has the meaning ascribed to it in Annex B.

"European Letter of Credit Obligations" means all outstanding obligations incurred by Fronting Lender at the request of European Borrower Representative, whether direct or indirect, contingent or otherwise, due or not due, in connection with the issuance of European Letters of Credit by Fronting Lender or another European L/C Issuer or the purchase of a participation as set forth in Annex B with respect to any European Letter of Credit. The amount of such European Letter of Credit Obligations shall equal the maximum amount that may be payable at such time or at any time thereafter by Fronting Lender thereupon or pursuant thereto.

"European Letters of Credit" means any documentary or standby letters of credit issued for the account of any Borrower by the European L/C Issuer, and bankers' acceptances issued by any Borrower, Lenders have incurred European Letter of Credit Obligations and in form and substance satisfactory to the Administrative Agent and the Fronting Lender.

"European Loan Agent" means General Electric Capital Corporation, a Delaware corporation, in its capacity as European Loan Agent or its successor appointed pursuant to Section 9.7(a).

"European Maximum Amount" means, as of any date of determination, an amount in Euros equal to the European Revolving Loan Commitments of all European Revolving Loan Participants as of that date.

"European Obligations" means all loans, advances, debts, liabilities and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable) owing by any Foreign Credit Party to any Agent or any Lender, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, in each case arising under the Agreement or any of the other Loan Documents. This term includes all principal, interest (including all interest that accrues after the commencement of any case or proceeding by or against any Foreign Credit Party in bankruptcy or after the insolvency of or for the compromise of claims against any Foreign Credit Party, whether or not allowed in such case or proceeding), Fees, hedging obligations under swaps, caps and collar arrangements provided by any Lender, Charges, expenses, attorneys' fees and any other sum chargeable to any Foreign Credit Party under the Agreement or any of the other Loan Documents.

"European Pledge Agreement" means the amended and restated pledge agreement of even date herewith executed by Parent, FiberMark NA, LLC and each other Domestic Subsidiary of the Parent in favor of Administrative Agent, pledging 100% of the Stock in each of their Domestic Subsidiaries, 100% of the Stock of their first tier Foreign Subsidiaries and all Intercompany Notes owing to or held by Parent or each Domestic Guarantor as security for the European Obligations.

"European Revolving Credit Advance" has the meaning set forth in Section 1.1(b)(i).

"European Revolving Loan" means, at any time, the sum of the Dollar Equivalent (i) the aggregate amount of European Revolving Credit Advances outstanding to the Borrowers plus (ii) the aggregate European Letter of Credit Obligations incurred on behalf of a Borrower. Unless the context otherwise requires, references to the outstanding principal balance of the European Revolving Loan shall include the outstanding balance of the Dollar Equivalent of European Letter of Credit Obligations.

"European Revolving Loan Commitment" means (a) as to any European Revolving Loan Participant, the commitment of such European Revolving Loan Participant to make its Pro Rata Share of purchases of the risk participation from the Fronting Lender in the European Revolving Loan as set forth on Annex J to the Agreement or European Revolving Loan Participant in the most recent Assignment Agreement executed by such Lender, and (b) as to all European Revolving Loan Participants, the aggregate commitment of all European Revolving Loan Participants to purchase risk participations from the Fronting Lender in the European Revolving Loan, which aggregate commitment shall be the Dollar Equivalent of Forty Million ($40,000,000), as such amount may be adjusted, if at all, from time to time in accordance with the Agreement.

"European Revolving Loan Participants" means those Lenders having European Revolving Loan Commitments. For the avoidance of doubt, Fronting Lender, in its capacity as the Fronting Lender hereunder and not in its individual capacity, shall not be deemed to be a Lender having European Revolving Loan Commitment and shall thus not be deemed to be a European Revolving Loan Participant.

"European Revolving Note" has the meaning ascribed to it in Section 1.1(b)(ii).

"European Subsidiary" means a Subsidiary of a Borrower which is created or organized under the laws of any of the members of the European Union.

"European Union" means the Economic and Monetary Union as contemplated by the Treaty of Rome of March 25, 1957, as amended by the Single European Act of 1986 and the Maastricht Treaty (which was signed at Maastricht on February 1, 1992, and came into force on November 1, 1993), as amended from time to time.

"Event of Default" has the meaning ascribed to it in Section 8.1.

"Excluded Credit Party" means collectively, FiberMark HK, FiberMark France and FiberMark UK.

"Existing Credit Agreement" has the meaning ascribed to in the recitals to the Agreement.

"Existing European Revolving Loans" means, the outstanding "European Revolving Loans" (as defined in the Existing Credit Agreement) made by the Existing Lenders under the Existing Credit Agreement outstanding as of the Restatement Effective Date.

"Existing Lenders" has the meaning ascribed to in the recitals to the Agreement.

"Existing Letters of Credit" has the meaning ascribed to it in Annex B.

"Existing Maturity Date" has the meaning ascribed to it in Section 1.1(b)(v).

"Extension Request" has the meaning ascribed to it in Section 1.1(b)(v).

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

"Fees" means any and all fees payable to any Agent, Fronting Lender, or any Lender pursuant to the Agreement or any of the other Loan Documents.

"FiberMark France" means FiberMark SARL, a company organized under the laws of France.

"FiberMark HK" means Specialty Paperboard (Hong Kong) Ltd., a Hong Kong company.

"FiberMark NA" means FiberMark North America, Inc., a Delaware corporation.

"FiberMark UK" means FiberMark Red Bridge International, Ltd., a company organized under the laws of England and Wales.

"FG KG" means FiberMark Gessner Grundstücksverwaltungsgesellschaft mbH & Co. KG, a limited partnership organized under the laws of Germany.

"FGUG" means FiberMark Gessner Unterstützsungskasse GmbH, a limited liability company organized under the laws of Germany.

"FL KG" means FiberMark LST Grundstücksverwaltungsgesellschaft mbH & Co. KG, a limited partnership organized under the laws of Germany.

"Financial Covenants" means the financial covenants set forth in Annex G.

"Financial Statements" means the consolidated and consolidating income statements, statements of cash flows and balance sheets of Parent and the Borrowers delivered in accordance with Section 3.4 and Annex E.

"Fiscal Month" means any of the monthly accounting periods of Borrowers.

"Fiscal Quarter" means any of the quarterly accounting periods of Borrowers, ending on March 31, June 30, September 30 and December 31 of each year.

"Fiscal Year" means any of the annual accounting periods of Borrowers ending on December 31 of each year.

"Fixed Charges" means, with respect to any Person for any fiscal period, (a) the aggregate of all Interest Expense paid or accrued during such period, plus (b) scheduled payments of principal with respect to Indebtedness during such period, plus cash taxes paid or payable during such period.

"Fixtures" means all "fixtures" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party.

"FMGG" means FiberMark Gessner GmbH & Co. OHG, a partnership organized under the laws of Germany

"FM GmbH" means FiberMark GmbH, a limited liability company organized under the laws of Germany.

"FMKG" means FiberMark Services GmbH & Co. KG, a limited partnership organized under the laws of Germany.

"FMLG" means FiberMark Lahnstein GmbH & Co. OHG, a partnership organized under the laws of Germany

"Foreign" means, as to any Person, a Person which is not created or organized under the laws of the United States of America, or any of its states or the District of Columbia.

"Foreign Credit Party" means each of FiberMark UK, BET GmbH, FMKG, FM GmbH, GmbH 1, GmbH 2, the Borrowers, each of their respective Foreign Subsidiaries and each of their respective successor and assigns.

"Foreign Government" has the meaning ascribed thereto in Section 3.12(c).

"Foreign Guarantors" means each of the Foreign Credit Parties, other than the Borrowers, and each other Foreign Person, if any, that executes a guaranty and/or grants any security interests to European Loan Agent, or other similar agreement in connection with the transactions contemplated by the Agreement and the other Loan Documents.

"Foreign Plan" has the meaning ascribed thereto in Section 3.12(c).

"Foreign Security Agreements" means each of the security agreements, fixed charges, floating charges or similar agreements made in favor of the European Loan Agent, by each applicable Foreign Credit Party, as listed on Schedule A of Annex K attached hereto, and any other agreement delivered on or after the Original Closing Date (including by way of supplement to the foregoing) by any Person granting a Lien on the assets of such Person (including without limitation, any Lien on bank accounts of such Person) to secure all or any part of the Obligations, in each case as amended, supplemented or modified from time to time in accordance with its terms

"Fronting Lender" means HVB or its successor appointed pursuant to Section 9.7(b) or Section 1.22(e).

"GAAP" means generally accepted accounting principles in the United States of America consistently applied, as such term is further defined in Annex G to the Agreement.

"GE Capital" means General Electric Capital Corporation, a Delaware corporation.

"GECC Event of Default" has the meaning ascribed thereto in that certain letter agreement, dated as of the date hereof, between GE Capital, HVB, and acknowledged by each of the Borrowers.

"GE Capital Fee Letter" means that certain amended and restated letter, dated as of the Restatement Effective Date, between GE Capital and Borrowers with respect to certain Fees to be paid from time to time by Borrowers to GE Capital.

"GE Put Date" has the meaning ascribed thereto in Section 1.22(b).

"GE Put Notice" has the meaning ascribed thereto in Section 1.22(b).

"General Intangibles" means all "general intangibles," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including all right, title and interest that such Credit Party may now or hereafter have in or under any Contract, all payment intangibles, customer lists, Licenses, Copyrights, Trademarks, Patents, and all applications therefor and reissues, extensions or renewals thereof, rights in Intellectual Property, interests in partnerships, joint ventures and other business associations, licenses, permits, copyrights, trade secrets, proprietary or confidential information, inventions (whether or not patented or patentable), technical information, procedures, designs, knowledge, know-how, software, data bases, data, skill, expertise, experience, processes, models, drawings, materials and records, goodwill (including the goodwill associated with any Trademark or Trademark License), all rights and claims in or under insurance policies (including insurance for fire, damage, loss and casualty, whether covering personal property, real property, tangible rights or intangible rights, all liability, life, key man and business interruption insurance, and all unearned premiums), uncertificated securities, choses in action, deposit, checking and other bank accounts, rights to receive tax refunds and other payments, rights to receive dividends, distributions, cash, Instruments and other property in respect of or in exchange for pledged Stock and Investment Property, rights of indemnification, all books and records, correspondence, credit files, invoices and other papers, including without limitation all tapes, cards, computer runs and other papers and documents in the possession or under the control of such Credit Party or any computer bureau or service company from time to time acting for such Credit Party.

"German Credit Parties" means all Foreign Credit Parties organized under the laws of Germany.

"German KWG" means the German Banking Act (*Gesetz über das Kreditwesen*).

"GmbH 1" means FiberMark Gessner GmbH, a limited liability company organized under the laws of Germany.

"GmbH 2" means FiberMark LST GmbH, a limited liability company organized under the laws of Germany.

"Goods" means all "goods" as defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, including embedded software to the extent included in "goods" as defined in the Code, manufactured homes, standing timber that is cut and removed for sale and unborn young of animals.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guaranteed Indebtedness" means as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation ("primary obligation") of any other Person (the "primary obligor") in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business) or (e) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be an amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness, or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"Guaranties" means, collectively, the Domestic Guaranty and each of the guaranties executed by Foreign Guarantors and any other guaranty executed by any Guarantor in respect of any or all of the Obligations.

"Guarantors" means each Domestic Guarantor, Foreign Guarantors, and each other Person, if any, that executes a guaranty or other similar agreement in connection with the transactions contemplated by the Agreement and the other Loan Documents.

"Hazardous Material" means any substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance that is (a) defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any Environmental Laws, or (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB's), or any radioactive substance.

"HVB" means Bayerische Hypo- und Vereinsbank AG, a banking institution organized under the laws of Germany.

"HVB Fee Letter" means that certain amended and restated letter, dated as of the Restatement Effective Date, between GE Capital, Borrowers, European Borrower Representative and HVB, in its capacity as Fronting Lender, with respect to certain Fees to be paid from time to time by Borrowers to HVB, as Fronting Lender.

"HVB Release Date" means the date 364 days after the Restatement Effective Date, unless, not earlier than one hundred and twenty (120) days nor not less than sixty (60) days prior to such date (or such shorter notice period as the Administrative Agent (acting in its discretion, in consultation with the Borrowers) may agree to with HVB), HVB shall have provided written notice the Administrative Agent that it wishes to extend its commitment as the Fronting Lender for an additional 364 day period. In the event that HVB so extends, the "HVB Release Date" shall be extended to such date, which is 364 days after such prior HVB Release Date. HVB may continue to extend such commitment, at its sole discretion, for additional 364 day periods, or if less, to the Commitment Termination Date, during the life of this Agreement in accordance with the notice requirements set forth in this definition.

"Indebtedness" means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property payment for which is deferred six (6) months or more, but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured and not overdue by more than six (6) months unless being contested in good faith, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations and the present value of future rental payments under all synthetic leases, (f) all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured, (h) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (i) the Obligations.

"Indemnified Liabilities" has the meaning ascribed to it in Section 1.13.

"Indemnified Person" has the meaning ascribed to in Section 1.13.

"Insolvency Laws of Germany" means the German Insolvency Code (*Insolvenzordnung*), as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

"Instruments" means all "instruments," as such term is defined in the Code, now owned or hereafter acquired by any Foreign Credit Party, wherever located, and, in any event, including all certificated securities, all certificates of deposit, and all promissory notes and other evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

"Intellectual Property" means any and all Licenses, Patents, Copyrights, Trademarks, and the goodwill associated with such Trademarks, trade secrets and customer lists.

"Intercompany Notes" has the meaning ascribed to it in Section 6.3.

"Intercreditor Agreement" means that Intercreditor Agreement, dated as of the Restatement Effective Date, by and among GE Capital in its capacity as (A) Collateral Agent thereunder, (B) Administrative Agent under this Agreement, and (C) as Agent under the DIP Agreement and each of the Domestic Guarantors.

"Interest Expense" means, with respect to any Person for any fiscal period, interest expense (whether cash or non-cash) of such Person determined in accordance with German or other local generally accepted accounting principles applicable to a Person for the relevant period ended on such date, including, interest expense with respect to any Senior Funded Debt of such Person and interest expense for the relevant period that has been capitalized on the balance sheet of such Person.

"Interest Payment Date" means (a) as to any Euro Index Rate Loan, the first Business Day of each month to occur while such Loan is outstanding, and (b) as to any Euribor Loan, the last day of the applicable Euribor Period that, in addition to the foregoing, each of (x) the date upon which all of the Commitments have been terminated and the European Revolving Loans have been paid in full and (y) the Commitment Termination Date shall be deemed to be an "Interest Payment Date" with respect to any interest that has then accrued under the Agreement.

"Interest Pledge Agreement" means the Interest Pledge Agreement, dated as of the Restatement Effective Date, relating to the interests in FMKG (KG-Anteilsverpfändung) between LLC and Collateral Agent and the other Secured Parties (as defined in the Intercreditor Agreement).

"Inventory" means all "inventory," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, and in any event including inventory, merchandise, goods and other personal property that are held by or on behalf of any Credit Party for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process, finished goods, returned goods, or materials or supplies of any kind, nature or description used or consumed or to be used or consumed in such Credit Party's business or in the processing, production, packaging, promotion, delivery or shipping of the same, including all supplies and embedded software.

"Investment Property" means all "investment property" as such term is defined in the Code now owned or hereafter acquired by any Credit Party, wherever located, including (i) all securities, whether certificated or uncertificated, including stocks, bonds, interests in limited liability companies, partnership interests, treasuries, certificates of deposit, and mutual fund shares; (ii) all securities entitlements of any Credit Party, including the rights of any Credit Party to any securities account and the financial assets held by a securities intermediary in such securities account and any free credit balance or other money owing by any securities intermediary with respect to that account; (iii) all securities accounts of any Credit Party; (iv) all commodity contracts of any Credit Party; and (v) all commodity accounts held by any Credit Party.

"IRC" means the Internal Revenue Code of 1986 and all regulations promulgated thereunder.

"IRS" means the Internal Revenue Service.

"Judgment Conversion Date" has the meaning ascribed to in Section 1.20(a).

"Judgment Currency" has the meaning ascribed to in Section 1.20(a).

"Lenders" means GE Capital, Fronting Lender, the other Lenders named on the signature pages of the Agreement, including such Lenders in their capacity as European Revolving Loan Participants and, if any such Lender shall decide to assign all or any portion of the Obligations in accordance with the provisions hereof, such term shall include any assignee of such Lender.

"Letter of Credit Fee" has the meaning ascribed to it in Annex B.

"Letter-of-Credit Rights" means "letter-of-credit rights" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including rights to payment or performance under a letter of credit, whether or not such Credit Party, as beneficiary, has demanded or is entitled to demand payment or performance.

"License" means any Copyright License, Patent License, Trademark License, Design License or other license of rights or interests now held or hereafter acquired by any Credit Party.

"Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, or priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Code or comparable law of any jurisdiction (except any such filing that has expired or any filing that relates solely to an operating lease)).

"Litigation" has the meaning ascribed to it in Section 3.13.

"LLC" means FiberMark International Holdings LLC, a Delaware limited liability company.

"Loan Account" has the meaning ascribed to it in Section 1.12.

"Loan Documents" means the Agreement, the European Revolving Notes, the Collateral Documents, the Intercreditor Agreement, the DIP Order (to the extent it relates to Loan Documents executed by any Domestic Guarantor) and all other agreements, instruments, documents and certificates identified in the Closing Checklist executed and delivered to, or in favor of, any Agent or any Lenders and including all other pledges, powers of attorney, consents, assignments, contracts, notices, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party, or any employee of any Credit Party, and delivered to Administrative Agent or any Lender in connection with the Agreement or the transactions contemplated thereby. Any reference in the Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

"Lock Boxes" has the meaning ascribed to it in Annex C.

"Margin Stock" has the meaning ascribed to in Section 3.10.

"Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or financial or other condition of the Foreign Credit Parties considered as a whole, (b) any Borrower's ability to pay any of the European Revolving Loans or any of the other Obligations in accordance with the terms of the Agreement, (c) the Collateral or any Agent's Liens, on behalf of itself and Lenders, on the Collateral or the priority of such Liens, or (d) any Agent's or any Lender's rights and remedies under the Agreement and the other Loan Documents. Without limiting the generality of the foregoing, any event or occurrence adverse to one or more Foreign Credit Parties which results or could reasonably be expected to result in costs and/or liabilities in excess of the $10,000,000 shall constitute a Material Adverse Effect.

"Maturity Date" means June 30, 2005, or such later date to which the Maturity Date may be extended pursuant to Section 1.1(b)(v).

"Mortgaged Properties" has the meaning ascribed to it in Annex D.

"Mortgages" means each of the amended and restated mortgages, deeds of trust, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by any Credit Party to any Agent or Collateral Agent on behalf of itself and Lenders with respect to the Mortgaged Properties, all in form and substance reasonably satisfactory to such Agent or Collateral Agent.

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA, and to which any Credit Party or ERISA Affiliate is making, is obligated to make or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"Non-Funding Lender" means to the extent any Lender fails to fund all payments and European Revolving Credit Advances as required hereunder.

"North American Pledge Agreement" means the amended and restated pledge agreement of even date herewith executed by Parent, FiberMark NA, LLC and each other Domestic Subsidiary of the Parent in favor of Collateral Agent, pledging 100% of the Stock in each of their Domestic Subsidiaries (other than LLC) 65% of the Stock of their first tier Foreign Subsidiaries and 65% of the Stock of LLC and all Intercompany Notes owing to or held by Parent or each Domestic Guarantor as security for the obligations set forth therein.

"Notarial Share Pledge Agreement" means the Notarial Share Pledge Agreement, dated as of the Restatement Effective Date, relating to the shares in BET GmbH between FMKG and Collateral Agent and the Secured Parties (as defined in the Intercreditor Agreement).

"Notice of European Conversion/Continuation" has the meaning ascribed to it in Section 1.5(g).

"Notice of European Revolving Credit Advance" has the meaning ascribed to it in Section 1.1(b).

"Obligations" means the European Obligations.

"O.E.C.D." means the Organisation for Economic Co-operation and Development as contemplated by the Convention on the Organisation for Economic Co-operation and Development of December 14, 1960, as amended from time to time.

"Original Closing Date" means November 12, 2003.

"Parent" means FiberMark, Inc. a Delaware corporation.

"Participating Member State" means any member state which adopts the euro unit of the single currency pursuant to the Treaty.

"Participation Fee" has meaning ascribed to such in Section 1.9(f).

"Patent License" means rights under any written agreement now owned or hereafter acquired by any Credit Party granting any right with respect to any invention on which a Patent is in existence.

"Patent Security Agreements" means the Patent Security Agreements made in favor of Collateral Agent, by each applicable Credit Party.

"Patents" means all of the following in which any Credit Party now holds or hereafter acquires any interest: (a) all letters patent of the United States or of any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or of any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State, or any other country, and (b) all reissues, continuations, continuations-in-part or extensions thereof.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Plan" means a Plan described in Section 3(2) of ERISA.

"Permitted Encumbrances" means the following encumbrances: (a) Liens for taxes or assessments or other governmental Charges not yet due and payable or which are being contested in accordance with Section 5.2(b); (b) pledges or deposits of money securing statutory obligations under workmen's compensation, unemployment insurance, social security or public liability laws or similar legislation (excluding Liens under ERISA); (c) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which any Credit Party is a party as lessee made in the ordinary course of business; (d) inchoate and unperfected workers', mechanics', landlords' or similar liens arising in the ordinary course of business, so long as such Liens (including, without limitation, any statutory pledge of landlords under German law ("Vermieterpfandrecht")) attach only to Equipment, Fixtures and/or Real Estate; (e) carriers', warehousemen's, suppliers' or other similar possessory liens arising in the ordinary course of business and securing liabilities in an outstanding aggregate amount not in excess of $500,000 at any time, so long as such Liens attach only to Inventory; (f) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which any Credit Party is a party; (g) any attachment or judgment lien not constituting an Event of Default under Section 8.1(j); (h) zoning restrictions, easements, licenses, or other restrictions on the use of any Real Estate or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such Real Estate; (i) presently existing or hereafter created Liens in favor of Agents and/or any Lender; and (j) Liens expressly permitted under clauses (b) and (c) of Section 6.7 of the Agreement.

"Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

"Plan" means, at any time, an "employee benefit plan", as defined in Section 3(3) of ERISA, that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to or has maintained, contributed to or had an obligation to contribute to at any time within the past seven (7) years on behalf of participants who are or were employed by any Credit Party or ERISA Affiliate.

"Pledge Agreements" means, collectively, the North American Pledge Agreement, the European Pledge Agreement, the Interest Pledge Agreement, the Notarial Share Pledge Agreement, each of the stock pledge agreements made in favor of the Agents and the Lenders by each applicable Foreign Credit Party, as listed on Schedule B of <u>Annex K</u> and any pledge agreements entered into on or after the Original Closing Date by any Credit Party (as required by the Agreement or any other Loan Document).

"<u>Pledged Accounts</u>" has the meaning ascribed to it in <u>Annex C</u>.

"<u>Post-Closing Restructuring</u>" means the transactions contemplated by Section B. of <u>Disclosure Schedule A</u> as amended from time to time with the consent of the Administrative Agent.

"<u>Prior U.S. Obligations</u>" means U.S. Revolving Loans (as defined under the Existing Credit Agreement) and any interest and Fees thereon and other amounts accrued and unpaid with respect to the U.S. Revolving Loan Facility under the Existing Credit Agreement as of the Restatement Effective Date of certain Credit Parties pursuant to the Existing Credit Agreement with Existing Lenders (excluding any indemnities that continue past, or given on, the termination thereof).

"<u>Proceeds</u>" means "proceeds," as such term is defined in the Code, including (a) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to any Foreign Credit Party from time to time with respect to any of the Collateral, (b) any and all payments (in any form whatsoever) made or due and payable to any Foreign Credit Party from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any Governmental Authority (or any Person acting under color of governmental authority), (c) any claim of any Foreign Credit Party against third parties (i) for past, present or future infringement of any Patent or Patent License, or (ii) for past, present or future infringement or dilution of any Copyright, Copyright License, Trademark or Trademark License, or for injury to the goodwill associated with any Trademark or Trademark License, (d) any recoveries by any Foreign Credit Party against third parties with respect to any litigation or dispute concerning any of the Collateral including claims arising out of the loss or nonconformity of, interference with the use of, defects in, or infringement of rights in, or damage to, Collateral, (e) all amounts collected on, or distributed on account of, other Collateral, including dividends, interest, distributions and Instruments with respect to Investment Property and pledged Stock, and (f) any and all other amounts, rights to payment or other property acquired upon the sale, lease, license, exchange or other disposition of Collateral and all rights arising out of Collateral.

"<u>Professional Expenses</u>" means fees, costs and expenses incurred by professionals retained in connection with the Chapter 11 Cases (as defined in the DIP Agreement) and paid for by one or more Foreign Credit Parties.

"<u>Pro Rata Share</u>" means with respect to all matters relating to any Lender (a) with respect to the European Revolving Loan, the percentage obtained by dividing (i) the European Revolving Loan Commitment of that European Revolving Loan Participant by (ii) the aggregate European Revolving Loan Commitments of all European Revolving Loan Participants, as any such percentages may be adjusted by assignments permitted pursuant to <u>Section 9.1</u>, and (b) with respect to all European Revolving Loans on and after the Commitment Termination Date, the percentage obtained by dividing (i) the aggregate outstanding principal balance of the European Revolving Loans held by that Lender, by (ii) the outstanding principal balance of the European Revolving Loans held by all Lenders.

"Projections" means Foreign Credit Parties forecasted consolidated and consolidating: (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and (d) capitalization statements, all prepared on a Subsidiary by Subsidiary or division-by-division basis, if applicable, and otherwise consistent with the historical Financial Statements of the Parent, together with appropriate supporting details and a statement of underlying assumptions.

"Put Amount" has the meaning ascribed thereto in Section 1.22(a).

"Put Date" has the meaning ascribed thereto in Section 1.22(a).

"Put Notice" has the meaning ascribed thereto in Section 1.22(a).

"Qualified Plan" means a Pension Plan that is intended to be tax-qualified under Section 401(a) of the IRC.

"Qualified Assignee" means (a) any Lender, any Affiliate of any Lender and, with respect to any Lender that is an investment fund that invests in commercial loans, any other investment fund that invests in commercial loans and that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor, and (b) any commercial bank, savings and loan association or savings bank or any other entity which is an "accredited investor" (as defined in Regulation D under the Securities Act of 1933) which extends credit or buys loans as one of its businesses, including insurance companies, mutual funds, lease financing companies and commercial finance companies, in each case, which has a rating of BBB or higher from S&P and a rating of Baa2 or higher from Moody's at the date that it becomes a Lender and which, through its applicable lending office, is capable of lending to Borrowers without the imposition of any withholding or similar taxes; provided, that no Person determined by Administrative Agent to be acting in the capacity of a vulture fund or distressed debt purchaser shall be a Qualified Assignee, and no Person or Affiliate of such Person (other than a Person that is already a Lender) holding Senior Notes or Stock issued by any Credit Party shall be a Qualified Assignee.

"Ratable Share" has the meaning ascribed to it in Section 1.1(b).

"Real Estate" has the meaning ascribed to it in Section 3.6.

"Related Party" means companies and enterprises within the meaning of Sec. 15 pp. German Stock Corporation Act (*Aktiengesetz*).

"Related Transactions" means the initial borrowing or continuations under the European Revolving Loan and on the Restatement Effective Date, the payment of all fees, costs and expenses associated with all of the foregoing and the execution and delivery of all of the Related Transactions Documents.

"Related Transactions Documents" means the Loan Documents, the DIP Documents and all other agreements or instruments executed in connection with the Related Transactions.

"Release" has the meaning set forth in any applicable Environmental Law.

"Requisite Lenders" means Lenders having more than 66 2/3% of the European Revolving Loan Commitments (or, if the European Revolving Loan Commitments have been terminated, the Dollar Equivalent of the outstanding principal amount of the European Revolving Loan).

"Reserves" means with respect to the European Borrowing Base, (a) reserves established by Administrative Agent from time to time pursuant to Section 5.4(c) and (b) such other reserves against European Borrowing Availability that Administrative Agent may, in its reasonable credit judgment, establish from time to time. Without limiting the generality of the foregoing, Reserves established to (i) ensure the payment of accrued Interest Expenses or Indebtedness (including, without limitation, intercompany Indebtedness of the Foreign Credit Parties), (ii) ensure that the Foreign Credit Parties maintain adequate liquidity for the operation of their business and (iii) cover any deterioration in the amount or value of Collateral, shall be deemed to be a reasonable exercise of Administrative Agent's or European Loan Agent's, credit judgment.

"Restatement Effective Date" means April 2, 2004.

"Restricted Payment" means, with respect to any Foreign Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of Stock; (b) any payment on account of the purchase, redemption, defeasance, sinking fund or other retirement of such Foreign Credit Party's Stock or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any Subordinated Debt; (d) any prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any voluntary redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any Senior Notes; (e) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Stock of such Foreign Credit Party now or hereafter outstanding; (f) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any shares of such Foreign Credit Party's Stock or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (g) any payment, loan, contribution, or other transfer of funds or other property to any Stockholder of such Foreign Credit Party other than payment of compensation in the ordinary course of business to Stockholders who are employees of such Person or another Foreign Credit Party; and (h) any payment of management fees (or other fees of a similar nature) by such Foreign Credit Party to any Stockholder of such Foreign Credit Party or its Affiliates.

"Security Agreements" means the Domestic Security Agreement, the Foreign Security Agreements and all similar agreements granting a Lien upon property as security for payment of any or all of the Obligations.

"Senior Funded Debt" means, with respect to any Person, without duplication, (a) the principal amount of all Indebtedness for borrowed money evidenced by notes, bonds, debentures, or similar evidences of Indebtedness that by its terms matures more than one year from, or is directly or indirectly renewable or extendible at such Person's option under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of more than one year from the date of creation thereof, and specifically including Capital Lease Obligations, current maturities of long-term debt, revolving credit and short-term debt extendible beyond one year at the option of the debtor, and also including, in the case of Borrowers, the Obligations and, without duplication, Guaranteed Indebtedness consisting of guaranties of Senior Funded Debt of other Persons minus (b) all Subordinated Debt.

"Senior Indentures" means, collectively, (a) the 1996 Indenture, and (b) the 2001 Indenture.

"Senior Note Documents" means, collectively, the Senior Notes, the Senior Indentures, any and all guarantees of any Subsidiary of Parent given or made pursuant to any Senior Indenture, and each contract, agreement, guarantee, document, instrument or writing (whether by formal agreement, letter or otherwise) evidencing the Senior Notes or pursuant to which any Senior Note is issued, incurred or guaranteed.

"Senior Notes" means, collectively, (a) the 1996 Senior Notes and (b) the 2001 Senior Notes.

"Software" means all "software" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, other than software embedded in any category of Goods, including all computer programs and all supporting information provided in connection with a transaction related to any program.

"Solvent" means, (i) with respect to any Person organized under the laws of the United States or any State thereof or other foreign jurisdiction other than Germany on a particular date, that on such date (a) the fair value of the property of such Person is greater than the current market value of the total liabilities of such Person; (b) such Person does not intend to, and does not believe that it will, incur after the date hereof and prior to the Commitment Termination Date debts or liabilities beyond such Person's ability to pay as such debts and liabilities as they mature; and (c) such Person is not engaged in a business, and is not about to engage in a business or transaction after the date hereof and prior to the Commitment Termination Date, for which such Person's property would constitute an unreasonably small capital. The amount of contingent liabilities (such as litigation, guaranties and pension plan liabilities) at any time shall be computed, without duplication, as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can be reasonably be expected to become an actual or matured liability after taking into account the current market value of the liabilities (including funded debt) and (ii) with respect to any Person organized under the laws of Germany, "Solvent" means, on a particular date, the absence of (a) illiquidity as defined in Section 17 of the German Insolvency Act ("InsO"), (b) imminent illiquidity as defined in Section 18 InsO or (c) overindebtedness as defined in Section 19 InsO.

"Stock" means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or nonvoting, including common stock, preferred stock or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934).

"Stockholder" means, with respect to any Person, each holder of Stock of such Person.

"Subordinated Debt" means any Indebtedness of any Credit Party subordinated to the Obligations in a manner and form satisfactory to Agents and Lenders in their sole discretion, as to right and time of payment and as to any other rights and remedies thereunder.

"Subsidiary" means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (b) any partnership or limited liability company in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or may exercise the powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of a Borrower.

"Supermajority European Revolving Loan Participants" means European Revolving Loan Participants having (a) 80% or more of the European Revolving Loan Commitments of all European Revolving Loan Participants, or (b) if the European Revolving Loan Commitments have been terminated, 80% or more of the aggregate outstanding amount of the European Revolving Loan and European Letter of Credit Obligations.

"Supporting Obligations" means all "supporting obligations" as such term is defined in the Code, including letters of credit and guaranties issued in support of Accounts, Chattel Paper, Documents, General Intangibles, Instruments, or Investment Property.

"Taxes" means all present or future taxes, levies, assessments, imposts, deductions, charges or withholdings imposed by any Governmental Authority, and all liabilities with respect thereto, excluding (i) taxes imposed on or measured by the net income (including any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction) or capital of Agent or a Lender by the jurisdiction under the laws of which such Agent or Lenders is organized or in which it is conducting business or in which its applicable lending office is located or any political subdivision thereof, (ii) any withholding tax that is imposed on amounts payable to any Lender at the time such Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of assignment or designation of new lending office, to receive additional amounts from a Credit Party with respect to such withholding tax pursuant to Section 1.15 of the Agreement, (iii) Taxes attributable to a Lender's failure to comply with Section 1.15(c) and (iv) any Taxes imposed as a result of a Lender's gross negligence or willful misconduct.

"Termination Date" means the date on which (a) the European Revolving Loans have been indefeasibly repaid in full, (b) all other Obligations under the Agreement and the other Loan Documents have been completely discharged (c) all European Letter of Credit Obligations have been cash collateralized, canceled or backed by standby letters of credit in accordance with Annex B, and (d) none of Borrowers shall have any further right to borrow any monies under the Agreement.

"Title IV Plan" means a Pension Plan (other than a Multiemployer Plan), that is covered by Title IV of ERISA, and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

"Trademark License" means rights under any written agreement now owned or hereafter acquired by any Credit Party granting any right to use any Trademark.

"Trademark Security Agreements" means the Trademark Security Agreements made in favor of Collateral Agent by each applicable Credit Party.

"Trademarks" means all of the following now owned or hereafter existing or adopted or acquired by any Credit Party: (a) all trademarks, trade names, corporate names, business names, trade styles, service marks, logos, other source or business identifiers, prints and labels on which any of the foregoing have appeared or appear, designs and general intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof; (b) all reissues, extensions or renewals thereof; and (c) all goodwill associated with or symbolized by any of the foregoing.

"Treaty" means the treaty establishing the European Community being the Treaty of Rome as amended from time to time.

"U.S. Collateral" means the property of Domestic Guarantors in which Liens have been granted to Administrative pursuant to the Domestic Security Agreement, the Mortgages, the North American Pledge Agreement, and the other Collateral Documents and any other property of Domestic Guarantors, real or personal, tangible or intangible, now existing or hereafter acquired, that may at any time be or become subject to a Lien in favor of the Administrative Agent, to secure any or all of the Obligations.

Rules of construction with respect to accounting terms used in the Agreement or the other Loan Documents shall be as set forth in Annex G. All other undefined terms contained in any of the Loan Documents shall, unless the context indicates otherwise, have the meanings provided for by the Code to the extent the same are used or defined therein; in the event that any term is defined differently in different Articles or Divisions of the Code, the definition contained in Article or Division 9 shall control. Unless otherwise specified, references in the Agreement or any of the Appendices to a Section, subsection or clause refer to such Section, subsection or clause as contained in the Agreement. The words "herein," "hereof" and "hereunder" and other words of similar import refer to the Agreement as a whole, including all Annexes, Exhibits and Schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in the Agreement or any such Annex, Exhibit or Schedule.

Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; the word "or" is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Loan Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations. Whenever any provision in any Loan Document refers to the knowledge (or an analogous phrase) of any Credit Party, such words are intended to signify that such Credit Party has actual knowledge or awareness of a particular fact or circumstance or that such Credit Party, if it had exercised reasonable diligence, would have known or been aware of such fact or circumstance.

ANNEX B (Section 1.2)
to
CREDIT AGREEMENT

LETTERS OF CREDIT

EUROPEAN LETTERS OF CREDIT

The Borrowers and the Lenders each agree that (a) any European Letters of Credit (as defined under the Existing Credit Agreement) which have been previously issued by the European L/C Issuer under the Existing Credit Agreement (the "Existing Letters of Credit") for the account of the Borrower or any of its Subsidiaries and which are outstanding as of the Restatement Effective Date, shall be deemed a European Letter of Credit issued under and governed by this Agreement, (b) this Agreement supercedes any and all prior agreements between the Borrower or any of its Subsidiaries and the European L/C Issuer with respect to the Existing Letters of Credit, and (c) all Existing Letters of Credit, from and after the Restatement Effective Date, shall be subject to and governed by the terms of this Agreement.

(a) Issuance. Subject to the terms and conditions of the Agreement, Fronting Lender agrees to incur, or purchase participations in, from time to time prior to the Commitment Termination Date, upon the request of European Borrower Representative for Borrowers' account, European Letter of Credit Obligations by causing European Letters of Credit to be issued by GE Capital or a Subsidiary thereof or a bank or other legally authorized Person selected by or acceptable to European Loan Agent in its sole discretion (each, an "European L/C Issuer") for a Borrower's account and guaranteed by Fronting Lender; provided, that if the European L/C Issuer is a Fronting Lender, then such European Letters of Credit shall not be guaranteed by Fronting Lender but rather each European Revolving Loan Participant shall, subject to the terms and conditions hereinafter set forth, purchase (or be deemed to have purchased) risk participations in all such European Letters of Credit issued with the written consent of Fronting Lender, as more fully described in paragraph (b)(ii) below. The aggregate amount in Dollar Equivalents of all such European Letter of Credit Obligations shall not at any time exceed the least of (i) the Dollar Equivalent of (i) EIGHT MILLION DOLLARS ($8,000,000) (the "European L/C Sublimit") and (ii) the European Maximum Amount less the aggregate outstanding principal balance in Dollar Equivalents of the European Revolving Credit Advances, and (iii) the European Borrowing Base less the Dollar Equivalent of the aggregate outstanding principal balance of the European Revolving Credit Advances. No such European Letter of Credit shall have an expiry date that is more than one (1) year following the date of the issuance thereof, unless otherwise agreed by the Fronting Lender, in its sole discretion (including with respect to customary evergreen provisions), and Fronting Lender shall not be under any obligation to incur European Letter of Credit Obligations in respect of, or purchase risk participations in, any European Letter of Credit having an expiry date that is later than the Commitment Termination Date.

(b) Advances Automatic; Participations.

(i) In the event that an Agent or any Fronting Lender shall make any payment on or pursuant to any European Letter of Credit Obligation, such payment shall then be deemed automatically to constitute a European Revolving Credit Advance to the Borrowers under Section 1.1(a) of the Agreement regardless of whether a Default or Event of Default has occurred

and is continuing and notwithstanding Borrowers' failure to satisfy the conditions precedent set forth in Section 2.

(ii)   If it shall be illegal or unlawful for Borrowers to incur European Revolving Credit Advances as contemplated by paragraph (b)(i) above because of an Event of Default described in Sections 8.1(h) or (i) or otherwise or if it shall be illegal or unlawful for Fronting Lender to be deemed to have assumed the reimbursement obligations owed to an European L/C Issuer, or if the European L/C Issuer is a Fronting Lender, then (A) immediately and without further action whatsoever, each European Revolving Loan Participant shall be deemed to have irrevocably and unconditionally purchased from Fronting Lender (or such European L/C Issuer, as the case may be) an undivided interest and participation equal to such European Revolving Loan Participant's Pro Rata Share (based on the European Revolving Loan Commitments) of the European Letter of Credit Obligations in respect of all European Letters of Credit then outstanding and (B) thereafter, immediately upon issuance of any European Letter of Credit, each European Revolving Loan Participant shall be deemed to have irrevocably and unconditionally purchased from Fronting Lender (or such European L/C Issuer, as the case may be) an undivided interest and participation in such European Revolving Loan Participant's Pro Rata Share (based on the European Revolving Loan Commitments) of the European Letter of Credit Obligations with respect to such European Letter of Credit on the date of such issuance. Each European Revolving Loan Participant shall fund its participation in all payments or disbursements made under the European Letters of Credit in the same manner as provided in the Agreement with respect to European Revolving Credit Advances.

(c)   Cash Collateral.

(i)   If Borrowers are required to provide cash collateral for any European Letter of Credit Obligations pursuant to the Agreement, including Section 8.2 of the Agreement, prior to the Commitment Termination Date, the Borrowers will pay to Fronting Lender for the ratable benefit of European Revolving Loan Participants cash or cash equivalents acceptable to European Loan Agent ("Cash Equivalents") in an amount equal to 105% of the maximum amount then available to be drawn under each applicable European Letter of Credit outstanding for the benefit of the Borrowers. Such funds or Cash Equivalents shall be held by Fronting Lender in, at Fronting Lender's option, an interest bearing cash collateral account (the "European Cash Collateral Account") pursuant to documentation reasonably acceptable to the Fronting Lender maintained at a bank or financial institution reasonably acceptable to Fronting Lender. The European Cash Collateral Account shall be in the name of the Borrowers and shall be pledged to, and subject to the control of, Fronting Lender, for the benefit of Fronting Lender and Lenders, in a manner reasonably satisfactory to Fronting Lender. Borrowers hereby pledge and grant to European Loan Agent, on behalf of itself and Lenders, a security interest in all such funds and Cash Equivalents held in the European Cash Collateral Account from time to time and all proceeds thereof, as security for the payment of all amounts due in respect of the European Letter of Credit Obligations and other European Obligations, whether or not then due. The Agreement, including this Annex B, shall constitute a security agreement under applicable law.

(ii)   If any European Letter of Credit Obligations, whether or not then due and payable, shall for any reason be outstanding on the Commitment Termination Date, the Borrowers shall either (A) provide cash collateral therefor in the manner described above, or (B) cause all such European Letters of Credit and guaranties thereof, if any, to be canceled and returned, or (C) deliver a stand-by letter (or letters) of credit in guaranty of such European Letter of Credit Obligations, which stand-by letter (or letters) of credit shall be of like tenor and duration (plus thirty (30) additional days) as, and in an amount equal to 105% of, the aggregate maximum amount then available to be drawn under, the European Letters of Credit to which such outstanding European Letter of Credit Obligations relate and shall be issued by a Person, and shall be subject to such terms and conditions, as are satisfactory to European Loan Agent in its reasonable discretion.

       (iii)   From time to time after funds are deposited in the European Cash Collateral Account by the Borrowers, whether before or after the Commitment Termination Date, European Loan Agent may, in its reasonable discretion, apply such funds or Cash Equivalents then held in the European Cash Collateral Account to the payment of any amounts, and in such order as European Loan Agent may reasonably elect, as shall be or shall become due and payable by the Borrowers to European Loan Agent and Lenders with respect to such European Letter of Credit Obligations of the and, upon the satisfaction in full of all European Letter of Credit Obligations, to any other European Obligations then due and payable.

       (iv)   Neither the Borrowers nor any Person claiming on behalf of or through the Borrowers shall have any right to withdraw any of the funds or Cash Equivalents held in the European Cash Collateral Account, except that upon the termination of all European Letter of Credit Obligations and the payment of all amounts payable by the Borrowers to Fronting Lender and any Agent and Lenders in respect thereof, any funds remaining in the European Cash Collateral Account shall be applied to other European Obligations then due and owing and upon payment in full of such Obligations, any remaining amount shall be paid to the Borrowers or as otherwise required by law. Interest earned on deposits in the Cash Collateral Account shall be held as additional collateral.

       (d)   <u>Fees and Expenses</u>. The Borrowers agree to pay to Fronting Lender (i) for the benefit of European Revolving Loan Participants, as compensation to such European Revolving Loan Participants, for European Letter of Credit Obligations incurred hereunder, (A) all reasonable costs and expenses incurred by any Lender on account of such European Letter of Credit Obligations, and (B) for each month during which any European Letter of Credit Obligation shall remain outstanding, a fee (the "<u>European Letter of Credit Fee</u>") in an amount equal to two and one-half of one percent (2.50%) per annum multiplied by the maximum amount available from time to time to be drawn under the applicable European Letter of Credit and (ii) for the benefit of the Fronting Lender, all reasonable costs and expenses incurred by the Fronting Lender on account of such European Letter of Credit Obligations. Such fee shall be paid to Fronting Lender for the benefit of the European Revolving Loan Participants in arrears, on the first day of each month and on the Commitment Termination Date, and Fronting Lender shall promptly after receiving such payments distribute such payments to the European Loan Agent who shall distribute to each European Loan Participant its Pro Rata Share of the European Letter of Credit Fee and any other applicable payments. In addition, Borrowers shall pay to any European L/C Issuer, on demand, such reasonable fees (including all per annum fees), charges and expenses of such European L/C Issuer in respect of the issuance, negotiation, acceptance, amendment, transfer and payment of such European Letter of Credit or otherwise payable pursuant to the application and related documentation under which such European Letter of Credit is issued.

       (e)   <u>Request for Incurrence of European Letter of Credit Obligations</u>. European Borrower Representative shall give Fronting Lender at least two (2) Business Days' prior written notice requesting the incurrence of any European Letter of Credit Obligation. The notice shall be accompanied by the form of the European Letter of Credit (which shall be acceptable to applicable European L/C Issuer) and a completed Application for European Letter of Credit in the form of Exhibit B-3 attached hereto and any other letter of credit application documents (in such European L/C Issuer's customary form) as may be required by the European L/C Issuer or the Fronting Lender. Notwithstanding anything contained herein to the contrary, European Letter of Credit applications by Borrowers and approvals by Fronting Lender and the applicable European L/C Issuer may be made and transmitted pursuant to electronic codes and security measures mutually agreed upon and established by and among Borrowers, Fronting Lender and the applicable European L/C Issuer.

(f)   Obligation Absolute. The obligation of Borrowers to reimburse Fronting Lender, for payments made with respect to any European Letter of Credit Obligation shall be absolute, unconditional and irrevocable, without necessity of presentment, demand, protest or other formalities. Such obligations of Borrowers and Fronting Lender shall be paid strictly in accordance with the terms hereof under all circumstances including the following:

(i)   any lack of validity or enforceability of any European Letter of Credit or the Agreement or the other Loan Documents or any other agreement;

(ii)   the existence of any claim, setoff, defense or other right that Borrowers or any of their Affiliates may at any time have against a beneficiary or any transferee of any European Letter of Credit (or any Persons or entities for whom any such transferee may be acting), Fronting Lender, any Lender, or any other Person, whether in connection with the Agreement, the European Letter of Credit, the transactions contemplated herein or therein or any unrelated transaction (including any underlying transaction between Borrowers or any of their Affiliates and the beneficiary for which the European Letter of Credit was procured);

(iii)   any draft, demand, certificate or any other document presented under any European Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect unless such European L/C Issuer or Fronting Lender had reason to know of such forgery or fraudulent document or inaccuracy;

(iv)   payment by Fronting Lender (except as otherwise expressly provided in paragraph (g)(ii)(C) below) or any European L/C Issuer under any European Letter of Credit or guaranty thereof against presentation of a demand, draft or certificate or other document that does not comply with the terms of such European Letter of Credit or such guaranty;

(v)   any other circumstance or event whatsoever, that is similar to any of the foregoing; or

(vi)   the fact that a Default or an Event of Default has occurred and is continuing.

(g)   Indemnification; Nature of Lenders' Duties.

(i)   In addition to amounts payable as elsewhere provided in the Agreement, Borrowers hereby agree to pay and to protect, indemnify, and save harmless each Agent, Fronting Lender and each other Lender from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys' fees and allocated costs of internal counsel) that each Agent, Fronting Lender or any Lender may incur or be subject to as a consequence, direct or indirect, of (A) the issuance of any European Letter of Credit or guaranty thereof, or (B) the failure of any Agent, Fronting Lender or any other Lender seeking indemnification or of any European L/C Issuer to honor a demand for payment under any European Letter of Credit or guaranty thereof as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or Governmental Authority, in each case other than to the extent as a result of the gross negligence or willful misconduct of such Agent, Fronting Lender or such other Lender (as finally determined by a court of competent jurisdiction).

(ii)   As between any Agent, Fronting Lender and any other Lender and Borrowers, Borrowers assume all risks of the acts and omissions of, or misuse of any European Letter of Credit by beneficiaries, of any European Letter of Credit. In furtherance and not in limitation of the foregoing, to the fullest extent permitted by law, neither any Agent, Fronting Lender nor any other Lender shall be responsible for: (A) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document issued by any party in connection with the application for and issuance of any European Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged unless such European L/C Issuer, any such Agent or Fronting Lender had reason to know of such forgery or fraudulent document; (B) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any European Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, that may prove to be invalid or ineffective for any reason; (C) failure of the beneficiary of any European Letter of Credit to comply fully with conditions required in order to demand payment under such European Letter of Credit; provided, that in the case of any payment by Fronting Lender under any European Letter of Credit or guaranty thereof, Fronting Lender shall be liable to the extent such payment was made as a result of its gross negligence or willful misconduct in determining that the demand for payment under such European Letter of Credit or guaranty thereof complies on its face with any applicable requirements for a demand for payment under such European Letter of Credit or guaranty thereof; (D) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they may be in cipher; (E) errors made in good faith in interpretation of technical terms; (F) any loss or delay in the transmission or otherwise of any document required in order to make a payment under any European Letter of Credit or guaranty thereof or of the proceeds thereof; (G) the credit of the proceeds of any drawing under any European Letter of Credit or guaranty thereof; and (H) any consequences arising from causes beyond the control of Fronting Lender or any other Lender. None of the above shall affect, impair, or prevent the vesting of any of any Agent's Fronting Lender's or any other Lender's rights or powers hereunder or under the Agreement.

(iii)   Nothing contained herein shall be deemed to limit or to expand any waivers, covenants or indemnities made by Borrowers in favor of any European L/C Issuer in any letter of credit application, reimbursement agreement or similar document, instrument or agreement between or among Borrowers and such European L/C Issuer, including an application entered into with Fronting Lender.

ANNEX C (Section 1.8)
to
CREDIT AGREEMENT

CASH MANAGEMENT SYSTEM

Each Foreign Credit Party shall establish and maintain the Cash Management Systems described below:

(a)   On or before the Restatement Effective Date and until the Termination Date, each of the Foreign Credit Parties shall (i) have established the accounts subject to account pledge agreements ("Pledged Accounts") at the banks set forth in Disclosure Schedule (3.19), and shall request in writing and otherwise take such reasonable steps to ensure that all Account Debtors forward payment directly to such Pledged Accounts, and (ii) except for cash required by each of the Borrowers for the conduct of its business in the ordinary course up to a maximum amount of Euro 15,000 each, deposit and cause its Subsidiaries to deposit or cause to be deposited promptly, and in any event no later than the first Business Day after the date of receipt thereof, all cash, checks, drafts or other similar items of payment into one or more Pledged Accounts in such Foreign Credit Party's name or any such Subsidiary's name and at a bank identified in Disclosure Schedule (3.19) (each, a "Relationship Bank"). On or before the Restatement Effective Date, the European Borrower Representative shall have designated one or more of the Pledged Accounts as a concentration account (each a "Concentration Account" and collectively, the "Concentration Accounts") at one or more of the Relationship Banks (each a "Concentration Account Bank" and collectively, the "Concentration Account Banks").

(b)   Each Borrower may maintain, in its name, one (1) or more accounts (each a "Disbursement Account" and collectively, the "Disbursement Accounts") at a bank reasonably acceptable to Administrative Agent into which Administrative Agent or Fronting Lender (as the case may be) shall, from time to time, deposit proceeds of European Revolving Credit Advances made to such Borrower pursuant to Section 1.1 for use by such Borrower solely in accordance with the provisions of Section 1.4 into the Pledged Accounts

(c)   On or before the Restatement Effective Date (or such later date as Administrative Agent shall consent to in writing), each Concentration Account Bank , each bank where a Disbursement Account is maintained and all other Relationship Banks shall have entered into account pledge agreements with the European Loan Agent, for the benefit of itself and Lenders, and the applicable Foreign Credit Party, in form and substance reasonably acceptable to Administrative Agent, which shall be or become operative on or prior to the Restatement Effective Date (or such later date as Administrative Agent shall consent to in writing). Each such account pledge agreement shall provide, among other things, that (i) such pledge be granted subject to any pledges created pursuant to the general business conditions of each Relationship Bank over all present and future balances including all interest payable, including interim balances, from time to time standing to the credit on the Pledged Accounts including any sub-account, renewal, redesignation or replacement thereof, (ii) the European Loan Agent be granted irrevocable power of attorney to exercise all rights of the Foreign Credit Parties in connection with the account relationships between the Foreign Credit Parties and the Relationship Banks, and (iv) from and after the Restatement Effective Date (or such later date as Administrative Agent shall consent to in writing) the European Loan Agent shall be entitled (A) with respect to banks at which a Pledged Account is maintained, to cause the applicable bank from and after the receipt of a notice (an "Activation Notice") from European Loan Agent (or its agent under German law) (which Activation Notice may be given by European Loan Agent (or such agent) at any time at which (1) an Event of Default has occurred and is continuing, or (2) an event or circumstance having a Material Adverse Effect has occurred (any of the foregoing being referred to herein as an "Activation Event")) to deny the applicable Foreign Credit Party access to, and control of, the applicable accounts and to forward immediately (following appropriate notification under such account pledge agreement and applicable German law) all amounts in each Pledged Account to the applicable Collection Account and to commence the process of daily sweeps from such Pledged Accounts into the applicable Collection Account and (B) with respect to each Concentration Account Bank, to cause such bank from and after the receipt of an Activation Notice from European Loan Agent (or its agent under German law) upon the occurrence of an Activation Event to immediately forward all amounts received in the applicable Concentration Account to the applicable Collection Account through daily sweeps from such Concentration Account into the applicable Collection Account. Notwithstanding the foregoing, with respect to the Foreign Credit Parties, on the last Business Day of each week prior to an Activation Notice, to the extent that (A) on such day there are outstanding European Revolving Loans and (B) the aggregate amount of cash contained in all of such Foreign Credit Parties' Pledged Accounts and/or Concentration Accounts exceed EUR 2,500,000, the Borrowers shall prepay the European Revolving Loans by an amount equal to the lessor of (i) the amount of outstanding European Revolving Loans or (ii) the amount of such excess over EUR 2,500,000.

(d)   So long as no Default or Event of Default has occurred and is continuing, Borrowers may amend Disclosure Schedule (3.19) to add or replace a Relationship Bank, Pledged Account or to replace any Concentration Account or any Disbursement Account; provided, that (i) Administrative Agent shall have consented in writing in advance to the opening of such account with the relevant bank and (ii) prior to the time of the opening of such account, the applicable Foreign Credit Party and such bank shall have executed and delivered to European Loan Agent an account pledge agreement, in form and substance reasonably satisfactory to Administrative Agent. Foreign Credit Parties shall close any of their accounts (and establish replacement accounts in accordance with the foregoing sentence) promptly and in any event within thirty (30) days following notice from Administrative Agent that the creditworthiness of any bank holding an account is no longer acceptable in Administrative Agent's reasonable judgment, or as promptly as practicable and in any event within sixty (60) days following notice from Administrative Agent that the operating performance, funds transfer or availability procedures or performance with respect to accounts of the bank holding such accounts or Administrative Agent's liability under any account pledge agreement with such bank is no longer acceptable in Administrative Agent's reasonable judgment.

(e)   The Pledged Accounts, Disbursement Accounts and the Concentration Accounts shall be cash collateral accounts, with all cash, checks and other similar items of payment in such accounts securing payment of the European Revolving Loans and all other Obligations in the manner set forth herein, and in which each Foreign Credit Party thereof shall have granted a Lien to an Agent, pursuant to the applicable Collateral Documents.

(f)   All amounts deposited in the Collection Account shall be deemed received by Administrative Agent in accordance with Section 1.10 and shall be applied (and allocated) by Administrative Agent in accordance with Section 1.11. In no event shall any amount be so applied unless and until such amount shall have been credited in immediately available funds to the Collection Account.

(g)   Each Foreign Credit Party shall and shall cause its officers, employees, agents, directors or other Persons acting for or in concert with such Foreign Credit Party (each a "Related Person") to (i) hold in trust for European Loan Agent all checks, cash and other items of payment received by such Foreign Credit Party or any such Related Person, and (ii) promptly after receipt by such Foreign Credit Party or any such Related Person of any checks, cash or other items of payment, deposit the same into a Pledged Account of such Foreign Credit Party. Each Foreign Credit Party and each Related Person thereof acknowledges and agrees that all cash, checks or other items of payment constituting proceeds of Collateral are part of the Collateral. All proceeds of the sale or other disposition of any Collateral, shall be deposited directly into the applicable Pledged Accounts.

(h)   Notwithstanding anything expressed or implied to the contrary in the Agreement or any other Loan Document, the cash, depositary accounts or other property of any Foreign Subsidiary (including Borrowers) will not be used to pay, or serve at any time, directly or indirectly, to collateralize, the obligations (other than the European Obligations) of Parent or any Domestic Subsidiary.

ANNEX D (Section 2.1(a))
to
CREDIT AGREEMENT

CLOSING CHECKLIST

In addition to, and not in limitation of, the conditions described in Section 2.1 of the Agreement, pursuant to Section 2.1(a), the following items must be received by Administrative Agent in form and substance satisfactory to Administrative Agent on or prior to the Restatement Effective Date (each capitalized term used but not otherwise defined herein shall have the meaning ascribed thereto in Annex A to the Agreement):

A.   Appendices. All Appendices to the Agreement, in form and substance satisfactory to Administrative Agent.

B.   European Revolving Note. Duly executed originals of the Amended and Restated European Revolving Note for the Fronting Lender, dated the Restatement Effective Date.

C.   Security Agreement. Duly executed originals of the Security Agreements, dated the Original Closing Date (or the Restatement Effective Date, as the case may be), and all instruments, documents and agreements executed pursuant thereto.

D.   Other Collateral Documents. Duly executed originals of the other Collateral Documents, dated on or after the Original Closing Date, and all instruments, documents and agreements executed pursuant thereto.

E.   Insurance. Satisfactory evidence that the insurance policies required by Section 5.4 are in full force and effect, together with appropriate evidence showing loss payable and/or additional insured clauses or endorsements, as requested by Administrative Agent, in favor of Administrative Agent or European Loan Agent, on behalf of Lenders.

F.   Security Interests and Code Filings.

(a)   Evidence satisfactory to European Loan Agent that the European Loan Agent and/or European Revolving Loan Participants have a valid and perfected first priority (subject to Permitted Encumbrances on the Collateral and the terms of the Intercreditor Agreement (other than any Collateral consisting of pledges of Stock)) security interest or foreign equivalent in the Collateral of the Foreign Credit Parties to secure the Obligations of the Foreign Credit Parties, including (i) such documents duly executed by each Credit Party (including financing statements under the Code (or foreign equivalent) and other applicable documents under the laws of any jurisdiction with respect to the perfection of Liens) as any Agent may request in order to perfect its security interests in the Collateral and (ii) copies of Code (or foreign equivalent) search reports (or, where not available, such other equivalent information available and reasonably satisfactory to Agents) listing all effective financing statements (or equivalent information) that name any Credit Party as debtor, together with copies of such financing statements (or equivalent information), none of which shall cover the Collateral, except for those relating to Permitted Encumbrances.

(b)	Evidence satisfactory to European Loan Agent, including copies, of all UCC-l and other financing statements (or, where not available, such other equivalent information available and reasonably satisfactory to European Loan Agent) filed in favor of any Foreign Credit Party with respect to each location, if any, at which Inventory may be consigned.

G.	Intellectual Property Security Agreements. Duly executed originals of Trademark Security Agreements, Copyright Security Agreements and Patent Security Agreements, each dated the Original Closing Date or the Restatement Effective Date, as applicable and signed by each Credit Party which owns Trademarks, Copyrights and/or Patents, as applicable, all in form and substance reasonably satisfactory to Administrative Agent, together with all instruments, documents and agreements executed pursuant thereto.

H.	Guaranties. Duly executed originals of (i) each of the guaranties executed by each Foreign Guarantor and (i) the Domestic Guaranty executed by each Domestic Guarantor.

I.	DIP Order. The DIP Order shall permit each Domestic Guarantor to enter into the Domestic Guaranty and each of the Collateral Documents to which such Domestic Guarantor is a party.

J.	Initial Borrowing Base Certificates. Duly executed original of an initial European Borrowing Base Certificate from Borrowers, dated the Restatement Effective Date.

K.	Notices of Revolving Credit Advances. Duly executed original of a Notice of European Revolving Credit Advance, dated the Restatement Effective Date, with respect to the any European Revolving Credit Advances to be requested by Borrowers on the Restatement Effective Date.

L.	Letter of Direction. Duly executed originals of a letter of direction from Borrowers addressed to Administrative Agent, on behalf of itself and Lenders, and Fronting Lender, each with respect to the disbursement on the Restatement Effective Date of the proceeds of any European Revolving Credit Advances.

M.	Cash Management System; Account Pledge Agreements. Evidence satisfactory to Administrative Agent that, as of the Restatement Effective Date, Cash Management Systems complying with Annex C to the Agreement have been established and are currently being maintained in the manner set forth in such Annex C, together with copies of duly executed lock box agreements and/or account pledge agreements, reasonably satisfactory to Administrative Agent, with the banks as required by Annex C.

N.	Charter and Good Standing. For each Foreign Credit Party executing a Loan Document (other than an Excluded Credit Party) such Person's (a) charter or other organizational documents and all amendments thereto, (b) good standing certificates or the foreign equivalent (including verification of tax status) in its state of organization and (c) good standing certificates or the foreign equivalent (including verification of tax status) and certificates of qualification to conduct business in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, each dated a recent date prior to the Restatement Effective Date and certified by the applicable Governmental Authority.

O.   Bylaws and Resolutions. For each Foreign Credit Party to a Loan Document (other than an Excluded Credit Party), (a) such Person's bylaws or the foreign equivalent thereto, together with all amendments thereto and (b) resolutions of such Person's Board of Directors (or equivalent governing body) or stockholders where applicable, approving and authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and the transactions to be consummated in connection therewith, each certified as of the Restatement Effective Date by such Person's corporate secretary or an assistant secretary as being in full force and effect without any modification or amendment.

P.   Incumbency Certificates. For each Foreign Credit Party executing a Loan Document (other than any Excluded Credit Party), signature and incumbency certificates of the officers of each such Person executing any of the Loan Documents, certified as of the Restatement Effective Date by such Person's corporate secretary or an assistant secretary as being true, accurate, correct and complete.

Q.   Opinions of Counsel. Duly executed originals of opinions of Gibson, Dunn & Crutcher LLP, counsel for the Foreign Credit Parties, in form and substance reasonably satisfactory to Administrative Agent and its counsel, dated the Restatement Effective Date, and to include in such opinion an express statement to the effect that Administrative Agent and Lenders are authorized to rely on such opinion.

R.   Pledge Agreements. Duly executed originals of each of the Pledge Agreements accompanied by (as applicable) (a) share certificates representing all of the outstanding certificated Stock being pledged pursuant to such Pledge Agreement and stock powers for such share certificates executed in blank and (b) the original Intercompany Notes and other instruments evidencing Indebtedness being pledged pursuant to such Pledge Agreement, duly endorsed in blank.

S.   Appointment of Agent for Service. Confirmation that CT Corporation has been appointed as each Foreign Credit Party's agent for service of process.

T.   Fee Letters. Duly executed originals of the GE Capital Fee Letter and the HVB Fee Letter.

U.   Officer's Certificate. Administrative Agent shall have received duly executed originals of a certificate of the managing director of the Borrowers, dated the Restatement Effective Date, stating that, since December 31, 2002 (a) no event or condition has occurred or is existing which could reasonably be expected to have a Material Adverse Effect; (b) there has been no material adverse change in the industry in which any Borrower operates; (c) no Litigation has been commenced which, if successful, would have a Material Adverse Effect or could reasonably be expected to challenge any of the transactions contemplated by the Agreement and the other Loan Documents; and (d) there has been no material increase in liabilities, liquidated or contingent, and no material decrease in assets of Parent or any of its Subsidiaries.

V.   Waivers. Administrative Agent, on behalf of Lenders, shall have received landlord waivers and consents, bailee letters and mortgagee agreements in form and substance reasonably satisfactory to Administrative Agent, in each case as required pursuant to Section 5.9.

W.   Solvency Certificate. The Borrowers shall deliver to Administrative Agent for the benefit of Lenders a solvency certificate of their managing director satisfactory in form and substance to the Administrative Agent and Lenders.

X.   Mortgages.   The amended and restated Mortgages covering all of the Credit Parties' owned Real Estate in the following locations: 5525 Highway 60W, Owensboro, Kentucky; 44 Old Princeton Road, Fitchburg, Massachusetts; 340 Mill Street, Rochester, Michigan; 10 Mill Road, Milford, New Jersey; One County Road 519, Bloomsbury, New Jersey; Bridge Street, Brownville, New York; 45 North Fourth Street, Quakertown, Pennsylvania; 1 Goldsmith Street, Johnston, Rhode Island; and 161 Wellington Road, Brattleboro, Vermont (the "Mortgaged Properties").

Y.   Intercreditor Agreement. Administrative Agent and Lenders shall have received an executed Intercreditor Agreement, in form and substance reasonably satisfactory to Administrative Agent, in its sole discretion.

Z.   Audited Financials; Financial Condition.   Administrative Agent shall have received the Financial Statements set forth in Section 3.4, certified by a Borrower's managing director, in each case in form and substance reasonably satisfactory to Administrative Agent, and Administrative Agent shall be satisfied, in its sole discretion, with all of the foregoing.

AA.   DIP Documents.   Certified, fully executed copies of all the DIP Documents, as in effect on the Restatement Effective Date in each case in form and substance satisfactory to the Administrative Agent.

BB.   Other Documents.   Such other certificates, documents and agreements respecting any Credit Party executing any Loan Document as Administrative Agent may, in its sole discretion, request.

ANNEX E <u>(Section 4.1(a))</u>
to
<u>CREDIT AGREEMENT</u>

<u>FINANCIAL STATEMENTS AND PROJECTIONS -- REPORTING</u>

Borrowers shall deliver or cause to be delivered to Administrative Agent or to Administrative Agent and Lenders, as indicated, the following:

(a) <u>Monthly Financials</u>. To Administrative Agent and Fronting Lender, within (A) thirty (30) days after the end of each Fiscal Month (other than any month covered by clause (b) below or the last Fiscal Month of each Fiscal Year) or (B) with respect to the last Fiscal Month of each Fiscal Year, the earlier of sixty (60) days after the end of such Fiscal Month, or when Parent reports its earnings to the public, financial information regarding the Parent and its Subsidiaries, certified by the chief financial officer of the Parent, consisting of consolidated and consolidating (i) unaudited balance sheets as of the close of such Fiscal Month and the related statements of income and cash flows for that portion of the Fiscal Year ending as of the close of such Fiscal Month; (ii) unaudited statements of income and cash flows for such Fiscal Month, setting forth in comparative form the figures for the corresponding period in the prior year and the figures contained in the Projections for such Fiscal Year, all prepared in accordance with GAAP (subject to normal year-end adjustments); and (iii) a summary of the outstanding balance of all Intercompany Notes as of the last day of that Fiscal Month. Such financial information shall be accompanied by the certification of the chief financial officer of the Parent that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position and results of operations of the Parent and its Subsidiaries, on a consolidated and consolidating basis, in each case as at the end of such Fiscal Month and for that portion of the Fiscal Year then ended and (ii) any other information presented is true, correct and complete in all material respects and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default.

(b) <u>Quarterly Financials</u>. To Administrative Agent and Fronting Lender, within forty-five (45) days after the end of each Fiscal Quarter, consolidated and consolidating financial information regarding the Parent and its Subsidiaries, certified by the chief financial officer of the Parent, including (i) unaudited balance sheets as of the close of such Fiscal Quarter and the related statements of income and cash flow for that portion of the Fiscal Year ending as of the close of such Fiscal Quarter and (ii) unaudited statements of income and cash flows for such Fiscal Quarter, in each case setting forth in comparative form the figures for the corresponding period in the prior year and the figures contained in the Projections for such Fiscal Year, all prepared in accordance with GAAP (subject to normal year-end adjustments). Such financial information shall be accompanied by (A) a statement in reasonable detail (each, a "<u>Compliance Certificate</u>") showing the calculations used in determining compliance with each Financial Covenant that is tested on a quarterly basis, and (B) the certification of the chief financial officer of the Parent that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position, results of operations and statements of cash flows of the Parent and its Subsidiaries, on both a consolidated and consolidating basis, as at the end of such Fiscal Quarter and for that portion of the Fiscal Year then ended, (ii) any other information presented is true, correct and complete in all material respects and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such

Default or Event of Default. In addition, the Parent shall deliver to Administrative Agent and Lenders, within forty-five (45) days after the end of each Fiscal Quarter, a management discussion and analysis that includes a comparison to budget for that Fiscal Quarter and a comparison of performance for that Fiscal Quarter to the corresponding period in the prior year.

(c)   Operating Plan. To Administrative Agent, as soon as available, but not later than thirty (30) days after the end of each Fiscal Year, an annual operating plan for the Foreign Credit Parties, on a consolidated and consolidating basis, approved by the Board of Directors of each of the Borrowers for the following Fiscal Year, which (i) includes a statement of all of the material assumptions on which such plan is based, (ii) includes monthly balance sheets, income statements and statements of cash flows for the following year and (iii) integrates sales, gross profits, operating expenses, operating profit, cash flow projections and European Borrowing Availability projections, all prepared on the same basis and in similar detail as that on which operating results are reported (and in the case of cash flow projections, representing management's good faith estimates of future financial performance based on historical performance), and including plans for personnel, Capital Expenditures and facilities.

(d)   (A) Annual Audited Financials. To Administrative Agent and Fronting Lender, within ninety (90) days after the end of each Fiscal Year, audited Financial Statements for the Parent and its Subsidiaries, on a consolidated and (unaudited) consolidating basis consisting of balance sheets and statements of income and retained earnings and cash flows, setting forth in comparative form in each case the figures for the previous Fiscal Year, which Financial Statements shall be prepared in accordance with GAAP and certified, by an independent certified public accounting firm of national standing or otherwise acceptable to Administrative Agent. Such Financial Statements shall be accompanied by (i) a statement prepared in reasonable detail showing the calculations used in determining compliance with each of the Financial Covenants, (ii) a report from such accounting firm to the effect that, in connection with their audit examination, nothing has come to their attention to cause them to believe that a Default or Event of Default has occurred (or specifying those Defaults and Events of Default that they became aware of), it being understood that such audit examination extended only to accounting matters and that no special investigation was made with respect to the existence of Defaults or Events of Default, (iii) the annual letters to such accountants in connection with their audit examination detailing contingent liabilities and material litigation matters, and (iv) the certification of the chief financial officer of the Parent that all such Financial Statements present fairly in accordance with GAAP, the financial position, results of operations and statements of cash flows of the Parent and its Subsidiaries on a consolidated and consolidating basis, as at the end of such Fiscal Year and for the period then ended, and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default; and

(B) To Administrative Agent and Fronting Lender, within ninety (90) days after the end of each Fiscal Year, audited Financial Statements for the Foreign Credit Parties, on a consolidated and (unaudited) consolidating basis consisting of balance sheets and statements of income and retained earnings and cash flows, setting forth in comparative form in each case the figures for the previous Fiscal Year, which Financial Statements shall be prepared in accordance with German or other local generally accepted accounting principles applicable to a Foreign Credit Party and certified without qualification, by an independent certified public accounting firm of national standing or otherwise acceptable to Administrative Agent. Such Financial Statements shall be accompanied by (i) a statement prepared in reasonable detail showing the calculations used in determining compliance with each of the Financial Covenants, (ii) a report from such accounting firm to the effect that, in connection with their audit examination, nothing has come to their attention to cause them to believe that a Default or Event of Default has occurred (or specifying those Defaults and Events of Default that they became aware of), it being understood that such audit examination extended only to accounting matters and that no special investigation was made with respect to the existence of Defaults or Events of Default, (iii) the annual letters to such accountants in connection with their audit examination detailing contingent liabilities and material litigation matters, and (iv) the certification of the managing director of a Borrower that all such Financial Statements present fairly in accordance with German or other local generally accepted accounting principles applicable to a Foreign Credit Party, the financial position, results of operations and statements of cash flows of the Foreign Credit Parties on a consolidated and consolidating basis, as at the end of such Fiscal Year and for the period then ended, and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default.

(e)   Management Letters. To Administrative Agent, within five (5) Business Days after receipt thereof by any Foreign Credit Party, copies of all management letters, exception reports or similar letters or reports received by such Foreign Credit Party from its independent certified public accountants.

(f)   Default Notices. To Administrative Agent, as soon as practicable, and in any event within five (5) Business Days after an executive officer of any Borrower has actual knowledge of the existence of any Default, Event of Default or other event that has had a Material Adverse Effect, telephonic or telecopied notice specifying the nature of such Default or Event of Default or other event, including the anticipated effect thereof, which notice, if given telephonically, shall be promptly confirmed in writing on the next Business Day.

(g)   SEC Filings and Press Releases. To Administrative Agent, promptly upon their becoming available, copies of: (i) all Financial Statements, reports, notices and proxy statements made publicly available by any Foreign Credit Party to its security holders; (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by any Foreign Credit Party with any securities exchange or with the Securities and Exchange Commission or any governmental or private regulatory authority; and (iii) all press releases and other statements made available by any Foreign Credit Party to the public concerning material changes or developments in the business of any such Person.

(h)   INTENTIONALLY OMITTED.

(i)   Supplemental Schedules.   To Administrative Agent, supplemental disclosures, if any, required by Section 5.6.

(j)   Litigation. To Administrative Agent in writing, promptly upon learning thereof, notice of any Litigation commenced or threatened against any Foreign Credit Party that (i) seeks damages in excess of the Dollar Equivalent of $500,000, (ii) seeks injunctive relief, (iii) is asserted or instituted against any Plan or Foreign Plan, their fiduciaries or their assets or against any Foreign Credit Party or ERISA Affiliate in connection with any Plan or Foreign Plan involving amounts in excess of the Dollar Equivalent of $500,000, (iv) alleges criminal misconduct by any Foreign Credit Party, (v) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Liabilities involving amounts in excess of the Dollar Equivalent of $500,000, or (vi) involves any product recall.

        (k)   Insurance Notices. To Administrative Agent, disclosure of losses or casualties required by Section 5.4.

        (l)   Lease Amendments. To Administrative Agent, within five (5) Business Days after receipt thereof, copies of all material amendments to real estate leases of a Foreign Credit Party.

        (m)   Lease Disputes. To Administrative Agent, within five (5) Business Days after knowledge thereof, notice of any Foreign Credit Party's dispute with any landlord or owner of a public warehouse, where the amount in dispute is in excess of $25,000.

        (n)   Other Documents. To Administrative Agent and Lenders, such other financial and other information respecting any Foreign Credit Party's business or financial condition as Administrative Agent, Fronting Lender or any Lender shall from time to time reasonably request and in particular, with respect to requests of the Fronting Lender, to comply with the Fronting Lender's obligations under Sections 13.13(a) and 18 of German KWG.

ANNEX F (<u>Section 4.1(b)</u>)
to
<u>CREDIT AGREEMENT</u>

<u>COLLATERAL REPORTS</u>

Borrowers shall deliver or cause to be delivered the following:

(a)   To Administrative Agent, upon its request, and in any event no less frequently than 12:00 p.m. (New York time) on the date which is five (5) Business Days after the end of each Fiscal Month (together with a copy of all or any part of the following reports requested by any Lender in writing after the Restatement Effective Date), a Borrowing Base Certificate with respect to each of the Borrowers, in each case accompanied by such supporting detail and documentation as shall be requested by Administrative Agent in its reasonable discretion, each such Borrowing Base Certificate shall be prepared by the applicable Borrower as of the last day of the Fiscal Month immediately preceding the most recently ended Fiscal Month, or the date which is one (1) Business Day prior to the date of any such request;

(b)   Each Borrower, at its own expense, shall deliver to Administrative Agent such appraisals of its assets as Administrative Agent may request at any time after the occurrence and during the continuance of a Default or an Event of Default, and at such other times not more frequently than once in any Fiscal Year, such appraisals to be conducted by an appraiser, and in form and substance reasonably satisfactory to Administrative Agent;

(c)   Such other reports, statements and reconciliations with respect to the European Borrowing Base, Collateral or Obligations of any or all Credit Parties as Administrative Agent shall from time to time request in its reasonable discretion.

ANNEX G (<u>Section 6.10</u>)
to
<u>CREDIT AGREEMENT</u>

<u>FINANCIAL COVENANTS</u>

Borrowers shall not breach or fail to comply with any of the following financial covenants, each of which shall be calculated in accordance with GAAP consistently applied:

(a)   <u>Maximum European Capital Expenditures</u>. Foreign Credit Parties on a consolidated basis shall not make Capital Expenditures during the following periods that exceed in the aggregate the amounts set forth opposite each of such periods:

Period	Maximum Capital Expenditures per Period
Fiscal Year ending December 31, 2004	EUR 8,780,000
Fiscal Year ending December 31, 2005	EUR 10,000,000
Fiscal Year ending December 31, 2006	EUR 10,000,000

(b)   <u>Minimum European Fixed Charge Coverage Ratio</u>. German Credit Parties shall have on a consolidated basis at the end of each Fiscal Quarter set forth below, a European Fixed Charge Coverage Ratio for the 12-month period then ended of not less than the following:

Period	Maximum European Fixed Charge Coverage Ratio
Fiscal Quarter ending March 31, 2004	1.18:1.00
Fiscal Quarter ending Jun, 30, 2004	1.16:1.00
Fiscal Quarter ending September 30, 2004	1.18:1.00
Fiscal Quarter ending December 31, 2004	1.15:1.00
Fiscal Quarter ending March 31, 2005	1.35:1.00
Fiscal Quarter ending June 30, 2005	1.46:1.00
Fiscal Quarter ending September 30, 2005	1.37:1.00

(c)   INTENTIONALLY OMITTED.

(d)   Minimum European EBITDA. German Credit Parties on a consolidated basis shall have, at the end of each Fiscal Quarter set forth below, EBITDA for the 12-month period then ended of not less than the following:

Period	EBITDA
Fiscal Quarter ending December 31, 2003	EUR 28,000,000
Fiscal Quarter ending March 31, 2004	EUR 23,790,000
Fiscal Quarter ending June 30, 2004	EUR 25,480,000
Fiscal Quarter ending September 30, 2004	EUR 26,140,000
Fiscal Quarter ending December 31, 2004	EUR 27,150,000
Fiscal Quarter ending March 31, 2005	EUR 27,000,000
Fiscal Quarter ending June 30, 2005	EUR 27,000,000
Fiscal Quarter ending September 30, 2005	EUR 27,000,000
Fiscal Quarter ending December 31, 2005	EUR 27,000,000
Fiscal Quarter ending March 31, 2006	EUR 27,000,000
And each Fiscal Quarter thereafter	EUR 27,000,000

(e)   INTENTIONALLY OMITTED.

Unless otherwise specifically provided herein, any accounting term used in the Agreement shall have the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder shall be computed in accordance with GAAP consistently applied. That certain items or computations are explicitly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing. If any "Accounting Changes" (as defined below) occur and such changes result in a change in the calculation of the financial covenants, standards or terms used in the Agreement or any other Loan Document, then Borrowers, Administrative Agent and Lenders agree to enter into negotiations in order to amend such provisions of the Agreement so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the German Credit Parties' financial condition shall be the same after such Accounting Changes as if such Accounting Changes had not been made; provided, however, that the agreement of Requisite Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. "Accounting Changes" means (i) changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (or successor thereto or any agency with similar functions), (ii) changes in accounting principles concurred in by the German Credit Parties' certified public accountants; (iii) purchase accounting adjustments under A.P.B. 16 or 17 and EITF 88-16, and the application of the accounting principles set forth in FASB 109, including the establishment of reserves pursuant thereto and any subsequent reversal (in whole or in part) of such reserves; and (iv) the reversal of any reserves established as a result of purchase accounting adjustments. All such adjustments resulting from expenditures made subsequent to the Original Closing Date (including capitalization of costs and expenses or payment of pre-Closing Date liabilities) shall be treated as expenses in the period the expenditures are made and deducted as part of the calculation of EBITDA in such period. If Administrative Agent, Borrowers and Requisite Lenders agree upon the required amendments, then after appropriate amendments have been executed and the underlying Accounting Change with respect thereto has been implemented, any reference to German or other local generally accepted accounting principles applicable to a Foreign Credit Party contained in the Agreement or in any other Loan Document shall, only to the extent of such Accounting Change, refer to German or other local generally accepted accounting principles applicable to a Foreign Credit Party, consistently applied after giving effect to the implementation of such Accounting Change. If Administrative Agent, Borrowers and Requisite Lenders cannot agree upon the required amendments within thirty (30) days following the date of implementation of any Accounting Change, then all Financial Statements delivered and all calculations of financial covenants and other standards and terms in accordance with the Agreement and the other Loan Documents shall be prepared, delivered and made without regard to the underlying Accounting Change. For purposes of Section 8.1, a breach of a Financial Covenant contained in this Annex G shall be deemed to have occurred as of any date of determination by Administrative Agent or as of the last day of any specified measurement period, regardless of when the Financial Statements reflecting such breach are delivered to Administrative Agent.

ANNEX J (from Annex A - Commitments definition)
to

CREDIT AGREEMENT

	Lender(s)
European Revolving Loan Commitment $40,000,000	General Electric Capital Corporation

ANNEX K (from <u>Annex A</u>)
to

<u>CREDIT AGREEMENT</u>

<u>Guarantee Agreements</u>

1.   Guarantee Agreement (Garantievertrag), dated as of November 12, 2003, between General Electric Capital Corporation, as European Loan Agent and FiberMark Services GmbH & Co. KG, as Guarantor.

2.   Guarantee Agreement (Garantievertrag), dated as of November 12, 2003, between General Electric Capital Corporation, as European Loan Agent and FiberMark GmbH, as Guarantor.

3.   Guarantee Agreement (Garantievertrag), dated as of November 12, 2003, between General Electric Capital Corporation, as European Loan Agent and FiberMark LST Grundstücksverwaltungsgesellschaft mbH and Co. KG, as Guarantor.

4.   Guarantee Agreement (Garantievertrag), dated as of November 12, 2003, between General Electric Capital Corporation, as European Loan Agent and FiberMark Gessner Grundstücksverwaltungsgesellschaft mbH and Co. KG, as Guarantor.

5.   Guarantee Agreement (Garantievertrag), dated as of November 12, 2003, between General Electric Capital Corporation, as European Loan Agent and FiberMark Beteiligungs GmbH, as Guarantor.

6.   Guarantee Agreement (Garantievertrag), dated as of November 12, 2003, between General Electric Capital Corporation, as European Loan Agent and FiberMark LST GmbH, as Guarantor.

7.   Guarantee Agreement (Garantievertrag), dated as of November 12, 2003, between General Electric Capital Corporation, as European Loan Agent and FiberMark Gessner GmbH, as Guarantor.

<u>Account Pledge Agreements</u>

1.   Account Pledge Agreement (Kontoverpfändungsvertrag), dated November 12, 2003, between FiberMark Lahnstein GmbH & Co. OHG and General Electric Capital Corporation, as Administrative Agent, European Loan Agent and Lender, Fronting Lender and the other parties thereto regarding accounts held with HypoVereinsbank AG and Commerzbank AG.

2.   Account Pledge Agreement (Kontoverpfändungsvertrag), dated November 12, 2003, between FiberMark Gessner GmbH & Co. OHG and General Electric Capital Corporation, as Administrative Agent, European Loan Agent and Lender, Fronting Lender and the other parties thereto regarding accounts held with HypoVereinsbank AG and Commerzbank AG.

3. Account Pledge Agreement (Kontoverpfändungsvertrag), dated December 8/21, 2003, between FiberMark Services GmbH and Co. KG and General Electric Capital Corporation as Administrative Agent, European Loan Agent, Fronting Lender and the other parties thereto regarding accounts held with HypoVereinsbank AG and Commerzbank AG.

Interest Pledge Agreements

1. Interest Pledge Agreement, dated November 12, 2003, relating to the interests in FiberMark Gessner GmbH & Co. OHG and FiberMark Lahnstein GmbH & Co. OHG (OHG-Anteilsverpfändung) between FiberMark GmbH and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender, and the Fronting Lender.

2. Interest Pledge Agreement, dated November 12, 2003, relating to the interests in FiberMark Gessner GmbH & Co. OHG and FiberMark Lahnstein GmbH & Co. OHG, FiberMark Gessner Grundstücksverwaltungsgesellschaft mbH and Co. KG, FiberMark LST Grundstücksverwaltungsgesellschaft mbH and Co. KG (OHG und KG-Anteilsverpfändung) between FiberMark Beteiligungs GmbH and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender, and the Fronting Lender.

3. Interest Pledge Agreement, dated November 12, 2003, relating to the interests in FiberMark Gessner Grundstücksverwaltungsgesellschaft mbH and Co. KG (KG-Anteilsverpfändung) between FiberMark Gessner GmbH & Co. OHG and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender, and the Fronting Lender.

4. Interest Pledge Agreement, dated November 12, 2003, relating to the interests in FiberMark LST Grundstücksverwaltungsgesellschaft mbH and Co. KG (KG-Anteilsverpfändung) between FiberMark Lahnstein GmbH & Co. OHG and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender, and the Fronting Lender.

5. Interest Pledge Agreement dated November 12, 2003, relating to the interests in FiberMark Services GmbH and Co. KG (KG-Anteilsverpfändung) between FiberMark International Holdings LLC and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender, and the Fronting Lender (to the secure claims against the Borrowers).

<u>Share Pledge Agreements</u>

1. Notarial Share Pledge Agreement, dated November 12, 2003, relating to the shares in FiberMark GmbH, FiberMark Gessner GmbH and FiberMark Lahnstein GmbH between FiberMark Services GmbH & Co. KG and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender, and the Fronting Lender.

2. Notarial Share Pledge Agreement, dated November 12, 2003, relating to the shares in FiberMark Beteiligungs GmbH between FiberMark, Inc. and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender, and the Fronting Lender (to the secure claims against the Borrowers).

<u>Land Charges</u>

1. Notarial deed of the notary Dr. Heinz Korte, Munich (Deed No. 3654 C/2003) to create land charges on the real property of FiberMark Gessner GmbH & Co. OHG (future owner: FiberMark Gessner Grundstücksverwaltungsgesellschaft mbH and Co. KG).

2. Notarial deed of the notary Dr. Heinz Korte, Munich (Deed No. 3655 C/2003)to create land charges on the real property of FiberMark Lahnstein GmbH & Co. OHG (future owner: FiberMark LST Grundstücksverwaltungsgesellschaft mbH and Co. KG).

3. Security Purposes Agreement, dated November 12, 2003, between FiberMark LST Grundstücksverwaltungsgesellschaft mbH and Co. KG, FiberMark Lahnstein GmbH & Co. OHG and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender.

4. Security Purposes Agreement, dated November 12, 2003, between FiberMark Gessner Grundstücksverwaltungsgesellschaft mbH and Co. KG, FiberMark Gessner GmbH & Co. OHG and General Electric Capital Corporation as European Loan Agent, Administrative Agent and Lender.

SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT

Dated April 2, 2004

among

FIBERMARK NORTH AMERICA, INC.,

as Borrower,

FIBERMARK, INC.,

and

FIBERMARK INTERNATIONAL HOLDINGS LLC,

as Credit Parties,

THE LENDERS SIGNATORY HERETO

FROM TIME TO TIME,

as Lenders,

and

GENERAL ELECTRIC CAPITAL CORPORATION,

as Agent and Lender

GECC CAPITAL MARKETS GROUP, INC.

as Lead Arranger

This SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT (this "Agreement"), dated as of April 2, 2004 among FiberMark North America, Inc., a Delaware corporation ("FNA"), as Borrower, FiberMark, Inc., a Delaware corporation ("Parent") as guarantor and FiberMark International Holdings LLC, a Delaware limited liability company ("LLC") as guarantor, and each as a debtor-in-possession, General Electric Capital Corporation, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as Lender, and as Agent for Lenders, and the other Lenders signatory hereto from time to time.

RECITALS

WHEREAS, on March 30, 2004 (the "Petition Date"), Borrower, Parent and LLC commenced Chapter 11 Case Nos. 04-10463 through 04-10465, as administratively consolidated at Chapter 11 Case No. 04-10463 (each a "Chapter 11 Case" and collectively, the "Chapter 11 Cases") by filing separate voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. 101 et seq. (as the same may be amended, modified or supplemented from time to time, the "Bankruptcy Code"), with the United States Bankruptcy Court for the District of Vermont (the "Bankruptcy Court"). Borrower, the Parent and LLC continue to operate their businesses and manage their properties as debtors and debtors-in-possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code.

WHEREAS, prior to the Petition Date, Lenders provided financing to Borrower pursuant to that certain Credit Agreement, dated as of November 12, 2003, among Borrower, the other credit parties signatory thereto, GE Capital, as administrative agent and a lender thereunder, and certain other parties from time to time signatory thereto (as amended, modified or supplemented, the "Prepetition Loan Agreement");

WHEREAS, Borrower has requested that Lenders provide a senior secured, superpriority revolving credit facility to Borrower of up to Thirty Million Dollars ($30,000,000) in the aggregate to fund the working capital requirements of Borrower during the pendency of the Chapter 11 Cases and as permitted by Section 1.4;

WHEREAS, as of the Petition Date, there were no U.S. Revolving Loans or Swing Line Loans (each as defined under the Prepetition Loan Agreement) outstanding to the Credit Parties under the Prepetition Loan Agreement;

WHEREAS, Lenders are willing to make certain loans and other extensions of credit to Borrower of up to such amount upon the terms and conditions set forth herein;

WHEREAS, Borrower and the other Credit Parties have agreed to secure all of their obligations under the Loan Documents by granting to Agent, for the benefit of Agent and Lenders, a security interest in and lien upon all of their existing and after-acquired personal and real property;

WHEREAS, Parent and LLC have agreed to guarantee all of the obligations under the Loan Documents;

WHEREAS, as of the Petition Date, GE Capital will provide financing to some of Parent's Foreign Subsidiaries pursuant to a certain Amended and Restated Credit Agreement dated as of April 2, 2004, among FiberMark Lahnstein Gmbh & Co. OHG and FiberMark Gessner Gmbh & Co. OHG, as borrowers, the other foreign credit parties signatory thereto, GE Capital as administrative agent and European loan agent and as a lender thereunder, the other lenders party thereto and Bayerische Hypo- Und Vereinsbank AG as fronting lender (the "Amended and Restated Credit Agreement"),

WHEREAS, each Credit Party under this Agreement has agreed to guarantee the obligations of the borrowers under the Amended and Restated Credit Agreement;

WHEREAS, the obligations incurred hereunder will be secured by a first priority pledge of all of the Stock of each of the Parent's direct and indirect Domestic Subsidiaries (other than the Stock of LLC, which pledge will be limited to 65% of the Stock of LLC) and 65% of the Stock of each Credit Party's first-tier Foreign Subsidiaries;

WHEREAS, the Credit Parties' business is a mutual and collective enterprise and Borrower and each other Credit Party believe that the consolidation of all loans and other financial accommodations under this Agreement will enhance the aggregate borrowing powers of Borrower and each other Credit Party and facilitate the administration of the Chapter 11 Cases and the Credit Parties' loan relationship with the Agent and the Lenders, all to the mutual advantage of Borrower and each other Credit Party;

WHEREAS, Borrower and each other Credit Party acknowledges that it will receive substantial direct and indirect benefits by reason of the making of loans and other financial accommodations to the Credit Parties as provided in this Agreement;

WHEREAS, the Agent's and the Lenders' willingness to extend financial accommodations to Borrower, and to administer Borrower's (and each other Credit Party's) collateral security therefor, as more fully set forth in this Agreement, is done solely as an accommodation to Borrower and the other Credit Parties and at their request and in furtherance of Borrower's and the other Credit Parties' mutual and collective enterprise; and

WHEREAS, capitalized terms used in this Agreement shall have the meanings ascribed to them in ANNEX A and, for purposes of this Agreement and the other Loan Documents, the rules of construction set forth in ANNEX A shall govern. All Annexes, Disclosure Schedules, Exhibits and other attachments (collectively, "Appendices") hereto, or expressly identified to this Agreement, are incorporated herein by reference, and taken together with this Agreement, shall constitute but a single agreement. These Recitals shall be construed as part of the Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and for other good and valuable consideration, the parties hereto agree as follows:

1.   AMOUNT AND TERMS OF CREDIT

1.1   Credit Facilities. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of Borrower and the other Credit Parties contained herein:

(a)   Revolving Credit Facility.

(i)   Each Revolving Lender agrees to make available to Borrower from time to time until the Commitment Termination Date its Pro Rata Share of advances (each, a "Revolving Credit Advance"). The Pro Rata Share of the Revolving Loan of any Revolving Lender shall not at any time exceed its separate Revolving Loan Commitment. The obligations of each Revolving Lender hereunder shall be several and not joint. Until the Commitment Termination Date, Borrower may borrow, repay and reborrow under this Section 1.1(a)(i); provided that the amount of any Revolving Credit Advance to be made at any time shall not exceed Borrowing Availability at such time. Borrowing Availability may be reduced by Reserves imposed by Agent in its reasonable credit judgment. Moreover, the sum of the Revolving Loan and the Swing Line Loan outstanding to Borrower shall not exceed at any time the Borrowing Base. Each Revolving Credit Advance shall be made on notice by Borrower to one of the representatives of Agent identified in DISCLOSURE SCHEDULE 1.1 at the address specified therein. Any such notice must be given no later than (1) 11:00 a.m. (New York time) on the Business Day of the proposed Revolving Credit Advance, in the case of an Index Rate Loan, or (2) 11:00 a.m. (New York time) on the date which is three (3) Business Days prior to the proposed Revolving Credit Advance, in the case of a LIBOR Loan. Each such notice (a "Notice of Revolving Credit Advance") must be given in writing (by telecopy or overnight courier) substantially in the form of **Error! Reference source not found.**, and shall include the information required in such Exhibit and such other information as may be required by Agent. If Borrower desires to have the Revolving Credit Advances bear interest by reference to a LIBOR Rate, Borrower must comply with Section 1.5(e).

(ii)   Except as provided in Section 1.12, Borrower shall execute and deliver to each Revolving Lender a note to evidence the Revolving Loan Commitment of that Revolving Lender. Each note shall be in the principal amount of the Revolving Loan Commitment of the applicable Revolving Lender, dated the Closing Date and substantially in the form of **Error! Reference source not found.** (each a "Revolving Note" and, collectively, the "Revolving Notes"). Each Revolving Note shall represent the obligation of Borrower to pay the amount of the applicable Revolving Lender's Revolving Loan Commitment or, if less, such Revolving Lender's Pro Rata Share of the aggregate unpaid principal amount of all Revolving Credit Advances to Borrower together with interest thereon as prescribed in Section 1.5. The entire unpaid balance of the aggregate Revolving Loan and all other non-contingent Obligations shall be immediately due and payable in full in immediately available funds on the Commitment Termination Date.

(iii)   Anything in this Agreement to the contrary notwithstanding, at the request of Borrower, in its discretion Agent may (but shall have absolutely no obligation to), make Revolving Credit Advances to Borrower on behalf of Revolving Lenders in amounts that cause the outstanding balance of the aggregate Revolving Loan to exceed the Borrowing Base (less the Swing Line Loan) (any such excess Revolving Credit Advances are herein referred to collectively as "Overadvances"); provided that (A) no such event or occurrence shall cause or constitute a waiver of Agent's, Swing Line Lender's or Revolving Lenders' right to refuse to make any further Overadvances, or Swing Line Advances or Revolving Credit Advances, or incur any Letter of Credit Obligations, as the case may be, at any time that an Overadvance exists, and (B) no Overadvance shall result in a Default or Event of Default based on Borrower's failure to comply with Section 1.1(a)(i) or Section 1.3(b)(i) for so long as Agent permits such Overadvance to be outstanding, but solely with respect to the amount of such Overadvance. In addition, Overadvances may be made even if the conditions to lending set forth in Section 2 have not been met. All Overadvances shall constitute Index Rate Loans, shall bear interest at the Default Rate and shall be payable on demand. Except as otherwise provided in Section 1.11(b), the authority of Agent to make Overadvances is limited to an aggregate amount not to exceed One Million Dollars ($1,000,000) at any time, shall not cause the aggregate Revolving Loans to exceed the Maximum Amount, and may be revoked prospectively by a written notice to Agent signed by Revolving Lenders holding more than 50% of the Revolving Loan Commitments.

(iv)   As long as no Default or Event of Default has occurred and is continuing, Borrower may by written notice to the Agent, substantially in the form of **Error! Reference source not found.** 1.1(a)(iv) attached hereto (an "Extension Request") given not more than forty-five (45) days nor less than thirty (30) days prior to the Maturity Date in effect on the Closing Date (the "Existing Maturity Date"), request that the Existing Maturity Date be extended to the date which is ninety (90) days after the Existing Maturity Date. The Existing Maturity Date shall be so extended, provided that, as of the date of the Extension Request, (A) no Default or Event of Default has occurred and is continuing, (B) Borrower has delivered evidence satisfactory to Agent that (i) there has been minimum Borrowing Availability of $6,000,000 at all times during the thirteen (13) weeks immediately prior to the date of the Extension Request as reflected in the weekly Budgets provided to Agent in accordance with Section 3.24, and (ii) there is projected minimum Borrowing Availability of $6,000,000 at all times during the thirteen (13) weeks immediately following the date of the Extension Request as reflected in the weekly Budgets provided to Agent in accordance with Section 3.24, and (C) Borrower has paid the Extension Fee as set forth in the GE Capital Fee Letter within five (5) Business days of the date of the Extension Request. The Agent shall notify each of the Revolving Lenders that the Existing Maturity Date has been so extended promptly after receipt of the Extension Request provided that the conditions in this clause (iv) for the extension of the Existing Maturity Date have been satisfied.

(b)   Swing Line Facility.

(i)   Agent shall notify the Swing Line Lender upon Agent's receipt of any Notice of Revolving Credit Advance. Subject to the terms and conditions hereof, the Swing Line Lender may, in its discretion, make available from time to time until the Commitment Termination Date advances (each, a "Swing Line Advance") in accordance with any such notice. The provisions of this Section 1.1(b) shall not relieve Revolving Lenders of their obligations to make Revolving Credit Advances under Section 1.1(a)(i); provided, that if the Swing Line Lender makes a Swing Line Advance pursuant to any such notice, such Swing Line Advance shall be in lieu of any Revolving Credit Advance that otherwise may be made by Revolving Lenders pursuant to such notice. The aggregate amount of Swing Line Advances outstanding shall not exceed at any time the lesser of (A) the Swing Line Commitment and (B) the lesser of (i) the Maximum Amount and (ii) (except for Overadvances) the Borrowing Base, in each case, less the outstanding balance of the Revolving Loan at such time ("Swing Line Availability"). Until the Commitment Termination Date, Borrower may from time to time borrow, repay and reborrow under this Section 1.1(b). Each Swing Line Advance shall be made pursuant to a Notice of Revolving Credit Advance delivered to Agent by Borrower in accordance with Section 1.1(a)(i). Any such notice must be given no later than 11:00 a.m. (New York time) on the Business Day of the proposed Swing Line Advance. Unless the Swing Line Lender has received at least one (1) Business Day's prior written notice from Requisite Lenders instructing it not to make a Swing Line Advance, the Swing Line Lender shall, notwithstanding the failure of any condition precedent set forth in Section 2.2, be entitled to fund that Swing Line Advance, and to have each Revolving Lender make Revolving Credit Advances in accordance with Section 1.1(b)(iii). Notwithstanding any other provision of this Agreement or the other Loan Documents, the Swing Line Loan shall constitute an Index Rate Loan. Borrower shall repay the aggregate outstanding principal amount of the Swing Line Loan upon demand therefor by Agent.

(ii)   Borrower shall execute and deliver to the Swing Line Lender a promissory note to evidence the Swing Line Commitment. Such note shall be in the principal amount of the Swing Line Commitment of the Swing Line Lender, dated the Closing Date and substantially in the form of **Error! Reference source not found.** (a "Swing Line Note"). Such Swing Line Note shall represent the obligation of Borrower to pay the amount of the Swing Line Commitment or, if less, the aggregate unpaid principal amount of all Swing Line Advances made to Borrower together with interest thereon as prescribed in Section 1.5. The entire unpaid balance of the Swing Line Loan shall be immediately due and payable in full in immediately available funds on the Commitment Termination Date if not sooner paid in full.

(iii)   The Swing Line Lender, at any time and from time to time in its sole and absolute discretion, but not less frequently than weekly, shall on behalf of Borrower (and Borrower hereby irrevocably authorizes the Swing Line Lender to so act on its behalf) request each Revolving Lender (including the Swing Line Lender) to make a Revolving Credit Advance to Borrower (which shall be an Index Rate Loan) in an amount equal to that Revolving Lender's Pro Rata Share of the principal amount of Borrower's Swing Line Loan (the "Refunded Swing Line Loan") outstanding on the date such notice is given. Each Revolving Lender shall disburse directly to Agent, its Pro Rata Share of a Revolving Credit Advance on behalf of the Swing Line Lender prior to 3:00 p.m. (New York time) in immediately available funds on the Business Day next succeeding the date that notice is given. The proceeds of those Revolving Credit Advances shall be immediately paid to the Swing Line Lender and applied to repay the Refunded Swing Line Loan.

(iv)   Each Revolving Lender's obligation to make Revolving Credit Advances in accordance with Section 1.1(b)(iii) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right that such Revolving Lender may have against the Swing Line Lender, Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of any Default or Event of Default; (C) any inability of Borrower to satisfy the conditions precedent to borrowing set forth in this Agreement at any time or (D) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. If any Revolving Lender does not make available to Agent or the Swing Line Lender, as applicable, the amount required pursuant to Section 1.1(b)(iii), the Swing Line Lender shall be entitled to recover such amount on demand from such Revolving Lender, together with interest thereon for each day from the date of non-payment until such amount is paid in full at the Federal Funds Rate for the first two (2) Business Days and at the Index Rate thereafter.

(c)   Reliance on Notices. Agent shall be entitled to rely upon, and shall be fully protected in relying upon, any Notice of Revolving Credit Advance, Notice of Conversion/Continuation or similar notice reasonably believed by Agent to be genuine. Agent may assume that each Person executing and delivering any notice in accordance herewith was duly authorized, unless the responsible individual acting thereon for Agent has actual knowledge to the contrary.

1.2   Letters of Credit.

(a)   Subject to and in accordance with the terms and conditions contained herein and in ANNEX B, Borrower shall have the right to request, and Revolving Lenders agree to incur, or purchase participations in, Letter of Credit Obligations in respect of Borrower.

(b)   From and after the Closing Date, all letters of credit issued for the account of Borrower under the Prepetition Loan Agreement (the "Existing Letters of Credit") shall continue in place as Letters of Credit under this Agreement and shall be subject to the terms and conditions of this Agreement, including, without limitation, those identified in ANNEX B. All obligations under or in connection with the Existing Letters of Credit shall constitute Letter of Credit Obligations hereunder.

1.3   Prepayments.

(a)   Voluntary Prepayments. Borrower may at any time, on at least five (5) days' prior written notice to Agent permanently reduce (but not terminate) the Revolving Loan Commitment; provided, that (A) any such reduction shall be in a minimum amount of $5,000,000 and integral equivalents of $1,000,000 in excess of such amount (B) the Revolving Loan Commitment shall not be reduced to an amount less than $20,000,000, and (C) the Revolving Loan Commitment shall not be reduced to an amount less than the amount of the Revolving Loans then outstanding (unless, in each case, this Agreement is being terminated), and after giving effect to such reductions, Borrower shall comply with Section 1.3(b)(i). In addition, Borrower may at any time on at least ten (10) days' prior written notice by Borrower to Agent terminate the Revolving Loan Commitment; provided that upon such termination, all Revolving Loan Commitments shall terminate, all Loans and other Obligations shall be immediately due and payable in full and all Letter of Credit Obligations shall be cash collateralized or otherwise satisfied in accordance with ANNEX B. Any reduction or termination of the Revolving Loan Commitment must be accompanied by the payment of the Fee required by Section1.9(c), if any, plus the payment of any LIBOR funding breakage costs in accordance with Section 1.13(b). Upon any such reduction or termination of the Revolving Loan Commitment, Borrower's right to request Revolving Credit Advances, or request that Letter of Credit Obligations be incurred on its behalf, or request Swing Line Advances, shall simultaneously be terminated.

(b)   Mandatory Prepayments.

(i)   If at any time the aggregate outstanding balance of the Revolving Loan and the Swing Line Loan exceeds the lesser of (A) the Maximum Amount and (B) the Borrowing Base, Borrower shall immediately repay the aggregate outstanding Revolving Credit Advances to the extent required to eliminate such excess. If any such excess remains after repayment in full of the aggregate outstanding Revolving Credit Advances, Borrower shall provide cash collateral for the Letter of Credit Obligations in the manner set forth in ANNEX B to the extent required to eliminate such excess which cash collateral shall be held by the Agent until there is no longer any such excess, at which time any remaining cash collateral shall be available to Borrower. Notwithstanding the foregoing, any Overadvance made pursuant to Section 1.1(a)(iii) shall be repaid in accordance with Section 1.1(a)(iii).

(ii)   Immediately upon receipt by any Credit Party of cash proceeds of any Asset Disposition (excluding proceeds of Asset Dispositions permitted by Section 6.8 (a)) or any sale of Stock of any Domestic Subsidiary of any Credit Party, Borrower shall prepay the Loans in an amount equal to all such cash proceeds, net of (A) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by Borrower in connection therewith (in each case, paid to non-Affiliates), (B) transfer taxes, (C) amounts payable to holders of valid, enforceable and perfected senior Liens (to the extent such Liens constitute Permitted Encumbrances hereunder), if any, (D) an appropriate reserve for income taxes in accordance with GAAP in connection therewith; and (E) any amounts required to be held in escrow in connection with such transaction, provided, that the escrowed cash amounts shall be applied to repay Loans under this subclause to the extent released from escrow; provided further that for any such proceeds which are from the sale of Stock of a Foreign Subsidiary, no more than 65% of such cash proceeds shall be applied to any Obligation of Borrower or any Credit Party. Any such prepayment shall be applied in accordance with Section 1.3(c).

(iii)   If any Credit Party or any of its Domestic Subsidiaries issues Stock no later than the Business Day following the date of receipt of the cash proceeds thereof Borrower shall prepay the Loans in an amount equal to all such cash proceeds, net of underwriting discounts and commissions and other reasonable costs paid to non-Affiliates in connection therewith; provided that for any such proceeds which are from the issuance of Stock of a Foreign Subsidiary, no more than 65% of such cash proceeds shall be applied to any Obligation of Borrower or any Credit Party. Any such prepayment shall be applied in accordance with Section 1.3(c).

(iv)   If any Credit Party incurs any Indebtedness (other than Indebtedness permitted by Section 6.3), no later than the Business Day following the date of receipt of cash proceeds thereof, Borrower shall prepay the Loans in an amount equal to all such cash proceeds net of underwriting discounts and commissions and other reasonable costs paid to non-Affiliates in connection therewith. Any such payment shall be applied in accordance with Section 1.3(c).

(c)   Application of Certain Mandatory Prepayments. Subject to the provisions of Section 1.23, any prepayments made by Borrower pursuant to Sections 1.3(b)(ii), (b)(iii) or (b)(iv) above shall be applied to the Obligations owing by Borrower as follows: first, to Fees and reimbursable expenses of Agent then due and payable pursuant to any of the Loan Documents by Borrower; second to interest then due and payable on the Swing Line Loan; third, to the principal balance of the Swing Line Loan outstanding until the same has been repaid in full; fourth, to interest on the Revolving Credit Advances; fifth, to the principal balance outstanding of Revolving Credit Advances until the same has been paid in full; and last, to any Letter of Credit Obligations of Borrower to provide cash collateral therefor in the manner set forth in ANNEX B, until all such Letter of Credit Obligations have been fully cash collateralized in the manner set forth in ANNEX B; provided, that the Agent, in its sole discretion, may determine that no such cash-collateralization shall be required to the extent Borrower has Borrowing Availability (before giving effect to such Letter of Credit Obligations) in excess of the amount of such Letter of Credit Obligations. Any proceeds which remain following application of such proceeds shall be returned to Borrower. Neither the Revolving Loan Commitment nor the Swing Line Commitment shall be permanently reduced by the amount of any such prepayments.

(d)   Application of Prepayments from Insurance and Condemnation Proceeds. Subject to the provisions of Section 1.23, prepayments from cash insurance or condemnation proceeds in connection with an event of loss in accordance with Section 5.4(c) and the Mortgages, respectively, shall be applied as follows: (i) insurance proceeds from casualties or losses to cash or Inventory of Borrower or any Guarantor shall be applied, first, to the Swing Line Loans, and second, to the Revolving Loans and third, to such other Obligation as the Agent determines; and (ii) insurance or condemnation proceeds from casualties or losses to Equipment, Fixtures and Real Estate shall be applied to such Obligations as Agent elects; provided, that the Agent, in its sole discretion, may determine not to use any such proceeds to cash-collateralize Letter of Credit Obligations to the extent Borrower has Borrowing Availability (before giving effect to such Letter of Credit Obligations) in excess of the amount of such Letter of Credit Obligations. Neither the Revolving Loan Commitment nor the Swing Line Commitment shall be permanently reduced by the amount of any such prepayments. If cash insurance or condemnation proceeds received by Borrower exceed the outstanding principal balances of the Loans to Borrower or if the precise amount of cash insurance or condemnation proceeds allocable to Inventory as compared to Equipment, Fixtures and Real Estate are not otherwise determined, the allocation and application of those proceeds shall be determined by Agent, subject to the approval of Requisite Lenders.

(e)   No Implied Consent. Nothing in this Section 1.3(e) shall be construed to constitute Agent's or any Lender's consent to any transaction that is not permitted by other provisions of this Agreement or the other Loan Documents.

(f)   Application Generally. All mandatory prepayments shall (i) to the extent practicable, be applied to Index Rate Loans prior to being applied to LIBOR Loans and (ii) to the extent no Default or Event of Default has occurred and is continuing and to the extent that any such prepayment is otherwise to be applied to a LIBOR Loan prior to the end of the applicable Interest Period with respect thereto (and such prepayment would require payment of breakage costs in accordance with Section 1.13(b)), at the request of Borrower, be held by the Agent in an interest bearing account at a bank or financial institution acceptable to Agent pursuant to documentation satisfactory to the Agent (the "Prepayment Account") until the end of the Interest Period and, on the last day of the Interest Period, be applied to prepay Loans and cash-collateralize Letters of Credit as otherwise required hereunder. Any interest earned on deposits in the Prepayment Account shall be for the account of Agent. Subject to Section 1.23, after the occurrence of and during the continuance of an Event of Default, Agent may apply funds then held in the Prepayment Account to the payment, in such order as Agent may elect, of any Obligations then due and payable. Neither Borrower nor any Person claiming on behalf of or through Borrower shall have any right to withdraw any of the funds held in the Prepayment Account, except as provided above in this Section 1.3(f).

       1.4   Use of Proceeds. Borrower shall utilize the proceeds of the Loans solely for the financing of Borrower's ordinary working capital and general corporate needs and to pay transaction expenses related to the execution of this Agreement and the related Loan Documents. DISCLOSURE SCHEDULE 1.4 contains a description of Borrower's sources and uses of funds as of the Closing Date, including Loans and Letter of Credit Obligations to be made or incurred on that date, and a funds flow memorandum detailing how funds from each source are to be transferred to particular uses.

       1.5   Interest and Applicable Margins.

       (a)   Borrower shall pay interest to Agent, for the ratable benefit of Lenders with respect to the various Loans being made by each Lender to Borrower, in arrears on each applicable Interest Payment Date, at the following rates: (i) with respect to Revolving Credit Advances, the Index Rate plus the Applicable Index Margin per annum or, at the election of Borrower, the applicable LIBOR Rate plus the Applicable LIBOR Margin per annum; and (ii) with respect to the Swing Line Loan, the Index Rate plus the Applicable Index Margin per annum.

As of the Closing Date, the Applicable Margins are as follows:

Applicable Index Margin	1.75%
Applicable LIBOR Margin	3.25%
Applicable Unused Line Fee	0.50%
Applicable L/C Margin	3.25%

       (b)   If any payment on any Loan becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day (except as set forth in the definition of LIBOR Period) and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

       (c)   All computations of Fees calculated on a per annum basis and interest shall be made by Agent on the basis of a 360-day year, in each case for the actual number of days occurring in the period for which such interest and Fees are payable. The Index Rate is a floating rate determined for each day. Each determination by Agent of an interest rate and Fees hereunder shall be presumed to be correct absent manifest error.

(d)   So long as an Event of Default has occurred and is continuing under Section 8.1(a) or so long as any other Event of Default has occurred and is continuing and at the election of Agent (or upon the written request of Requisite Lenders) confirmed by written notice from Agent to Borrower, the interest rates applicable to the Loans and the Letter of Credit Fees shall be increased by two percentage points (2%) per annum above the rates of interest or the rate of such Fees otherwise applicable hereunder (the "Default Rate"), and all outstanding Obligations shall bear interest at the Default Rate applicable to such Obligations. Interest and Letter of Credit Fees at the Default Rate shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand.

(e)   Borrower shall have the option to (i) request that any Revolving Credit Advance be made as a LIBOR Loan, (ii) convert at any time all or any part of outstanding Revolving Loans (other than Swing Line Loans) from Index Rate Loans to LIBOR Loans, (iii) convert any LIBOR Loan to an Index Rate Loan, subject to payment of LIBOR breakage costs in accordance with Section 1.13(b) if such conversion is made prior to the expiration of the LIBOR Period applicable thereto, or (iv) continue all or any portion of any Revolving Loans (other than Swing Line Loans) as a LIBOR Loan upon the expiration of the applicable LIBOR Period and the succeeding LIBOR Period of that continued Loan shall commence on the first day after the last day of the LIBOR Period of the Loan to be continued; provided that, in the case of clauses (i), (ii), and (iv) any such request or conversion shall be subject to the conditions precedent set forth in Section 2.2. Any Loan or group of Revolving Loans having the same proposed LIBOR Period to be made or continued as, or converted into, a LIBOR Loan must be in a minimum amount of $3,000,000 and integral multiples of $500,000 in excess of such amount. Any such election must be made by 11:00 a.m. (New York time) on the third (3rd) Business Day prior to (1) the date of any proposed Revolving Credit Advance which is to bear interest at the LIBOR Rate, (2) the end of each LIBOR Period with respect to any LIBOR Loans to be continued as such, or (3) the date on which Borrower wishes to convert any Index Rate Loan to a LIBOR Loan for a LIBOR Period designated by Borrower in such election. If no election is received with respect to a LIBOR Loan by 11:00 a.m. (New York time) on the third (3rd) Business Day prior to the end of the LIBOR Period with respect thereto (or if a Default or an Event of Default has occurred and is continuing or if the additional conditions precedent set forth in Section 2.2 shall not have been satisfied), that LIBOR Loan shall be converted to an Index Rate Loan at the end of its LIBOR Period. Borrower must make such election by notice to Agent in writing, by telecopy or overnight courier. In the case of any conversion or continuation, such election must be made pursuant to a written notice (a "Notice of Conversion/Continuation") in the form of **Error! Reference source not found.**.

(f)   Notwithstanding anything to the contrary set forth in this Section 1.5, if a court of competent jurisdiction determines in a final order that the rate of interest payable hereunder exceeds the highest rate of interest permissible under law (the "Maximum Lawful Rate"), then so long as the Maximum Lawful Rate would be so exceeded, the rate of interest payable hereunder shall be equal to the Maximum Lawful Rate; provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrower shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Agent, on behalf of Lenders, is equal to the total interest that would have been received had the interest rate payable hereunder been (but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this

Agreement. Thereafter, interest hereunder shall be paid at the rate(s) of interest and in the manner provided in Sections 1.5(a) through (f), unless and until the rate of interest again exceeds the Maximum Lawful Rate, and at that time this paragraph shall again apply. In no event shall the total interest received by any Lender pursuant to the terms hereof exceed the amount that such Lender could lawfully have received had the interest due hereunder been calculated for the full term hereof at the Maximum Lawful Rate. If the Maximum Lawful Rate is calculated pursuant to this paragraph, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made. If, notwithstanding the provisions of this Section 1.5(f), a court of competent jurisdiction shall finally determine that a Lender has received interest hereunder in excess of the Maximum Lawful Rate, Agent shall, to the extent permitted by applicable law, promptly apply such excess in the order specified in Section 1.11 and thereafter shall refund any excess to Borrower or as a court of competent jurisdiction may otherwise order.

1.6   Eligible Accounts. All of the Accounts owned by Borrower and reflected in the most recent Borrowing Base Certificate delivered by Borrower to Agent shall be "Eligible Accounts" for purposes of this Agreement, except any Account to which any of the exclusionary criteria set forth below applies. Agent shall have the right to establish, modify or eliminate Reserves against Eligible Accounts from time to time in its reasonable credit judgment. In addition, Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the criteria set forth below, to establish new criteria, and to adjust advance rates with respect to Eligible Accounts, in its reasonable credit judgment, subject to the approval of Supermajority Lenders in the case of adjustments or new criteria or changes in advance rates or the elimination of Reserves which have the effect of making more credit available. Eligible Accounts shall not include any Account of Borrower:

(a)   that does not arise from the sale of goods or the performance of services by Borrower in the ordinary course of its business;

(b)   (i) upon which Borrower's right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever or (ii) as to which Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process or (iii) if the Account represents a progress billing consisting of an invoice for goods sold or used or services rendered pursuant to a contract under which the Account Debtor's obligation to pay that invoice is subject to Borrower's completion of further performance under such contract or is subject to the equitable lien of a surety bond issuer;

(c)   to the extent of any defense, counterclaim, setoff or dispute against such Account;

(d)   that is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account for merchandise sold to or services rendered and accepted by the applicable Account Debtor;

(e)   with respect to which an invoice, reasonably acceptable to Agent in form and substance, has not been sent to the applicable Account Debtor;

(f)   that (i) is not owned by Borrower or (ii) is subject to any right, claim, security interest or other interest of any other Person, other than Liens in favor of Agent, on behalf of itself and Lenders;

(g)   that arises from a sale to (i) any director, officer, other employee or joint venturer of any Credit Party, or (ii) to any Person that directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, fifteen percent (15%) or more of the Stock of any Credit Party, or (iii) any other Credit Party;

(h)   that is the obligation of an Account Debtor that is the United States government or a political subdivision thereof, or any state, county or municipality or department, agency or instrumentality thereof unless Agent, in its sole discretion, has agreed to the contrary in writing and Borrower, if necessary or desirable, has complied with respect to such obligation with the Federal Assignment of Claims Act of 1940, or any applicable state, county or municipal law restricting assignment thereof; provided, that, notwithstanding the foregoing, Accounts which would otherwise be deemed ineligible as a result of this clause (h) and which in the aggregate do not exceed $250,000, shall not be deemed ineligible as a result only of this clause (h);

(i)   that is the obligation of an Account Debtor located in a foreign country other than Canada (excluding the province of Newfoundland, the Northwest Territories and the Territory of Nunavit) unless payment thereof is assured by a letter of credit assigned and delivered to Agent, reasonably satisfactory to Agent as to form, amount and issuer;

(j)   to the extent Borrower or any of its Subsidiaries are liable for goods sold or services rendered by the applicable Account Debtor to Borrower or any such Subsidiary thereof but only to the extent of the potential offset;

(k)   except with respect to the customers listed on DISCLOSURE SCHEDULE 1.6(k) hereto, or hereafter agreed to from time to time with Agent, that arises with respect to goods that are delivered on a bill-and-hold, cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor is or may be conditional;

(l)   that is in default; provided, that, without limiting the generality of the foregoing, an Account shall be deemed in default upon the occurrence of any of the following:

(i)   the Account is not paid within the earlier of: sixty (60) days following its due date or ninety (90) days following its original invoice date;

(ii)   the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors under U.S. law or a comparable provision for creditors under any foreign (including any provincial) law or fails to pay its debts generally as they come due; or

(iii)   a petition is filed by or against any Account Debtor obligated upon such Account under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors or for the benefit of creditors;

(m)   that is the obligation of an Account Debtor if fifty percent (50%) or more of the Dollar amount of all Accounts owing by that Account Debtor are ineligible under the other criteria set forth in this Section 1.6;

(n)   as to which Agent's Lien thereon, on behalf of itself and Lenders, is not a first priority perfected Lien;

(o)   as to which any of the representations or warranties in the Loan Documents are untrue;

(p)   to the extent such Account is evidenced by a judgment, Instrument or Chattel Paper;

(q)   to the extent such Account exceeds any credit limit established by Agent, in its reasonable credit judgment, which shall be effective ten (10) days after written prior notice of such limit by Agent to Borrower;

(r)   to the extent that such Account, together with all other Accounts owing by such Account Debtor, its Subsidiaries and the parent of such Account Debtor as of any date of determination exceed fifteen (15%) of all Eligible Accounts;

(s)   that is payable in any currency other than Dollars; or

(t)   that is otherwise unacceptable to Agent in its reasonable credit judgment.

1.7   Eligible Inventory. All of the Inventory owned by Borrower and reflected in the most recent Borrowing Base Certificate delivered by Borrower to Agent shall be "Eligible Inventory" for purposes of this Agreement, except any Inventory to which any of the exclusionary criteria set forth below applies. Agent shall have the right to establish, modify or eliminate Reserves against Eligible Inventory from time to time in its reasonable credit judgment. In addition, Agent reserves the right, at any time and from time to time after the Closing Date, to adjust the criteria set forth below to establish new criteria and to adjust advance rates with respect to Eligible Inventory, in its reasonable credit judgment, subject to the approval of Supermajority Lenders in the case of adjustments or new criteria or changes in advance rates or the elimination of Reserves (other than the elimination of Reserves established prior to the Closing Date pursuant to Section 5.9 in the event Borrower obtains landlord or mortgagee agreements, access agreements or bailee letters, or entry of the Final Order providing for collateral access, each in form and substance reasonably satisfactory to Agent, after the Closing Date or the elimination of Reserves established after the Closing Date, which elimination in each case shall be at Agent's reasonable sole discretion) which have the effect of making more credit available. Eligible Inventory shall not include any Inventory of Borrower that:

(a)   is not owned by Borrower free and clear of all Liens and rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure Borrower's performance with respect to that

Inventory), except the Liens in favor of Agent, on behalf of itself and Lenders, the Liens in favor of the administrative agent, on behalf of itself and lenders, under the Amended and Restated Credit Agreement and Permitted Encumbrances in favor of landlords and bailees (to the extent Agent agrees that such Permitted Encumbrances shall not cause such Inventory to be ineligible, as set forth in Section 5.9 hereof (subject to Reserves established by Agent in accordance with Section 5.9 hereof));

(b)   (i) is not located on premises owned, leased or rented by Borrower and set forth in DISCLOSURE SCHEDULE 3.2 (as such Disclosure Schedule may be modified from time to time in accordance with the terms of this Agreement), or (ii) is stored at a leased location, unless either (x) a reasonably satisfactory landlord waiver has been delivered to Agent, and/or (y) Reserves reasonably satisfactory to Agent have been established with respect thereto or (iii) is stored with a bailee or warehouseman unless a reasonably satisfactory, acknowledged bailee letter has been received by Agent and Reserves reasonably satisfactory to Agent have been established with respect thereto, or (iv) is located at an owned location subject to a mortgage in favor of a lender other than Agent or the agent under the Amended and Restated Credit Agreement unless a reasonably satisfactory mortgagee waiver has been delivered to Agent, or (v) is located at any site if the aggregate book value of Inventory at any such location is less than $100,000;

(c)   is placed on consignment or is in transit, except for Inventory in transit between domestic locations of Credit Parties as to which Agent's Liens have been perfected at origin and destination;

(d)   is covered by a negotiable document of title, unless such document has been delivered to Agent with all necessary endorsements, free and clear of all Liens except those in favor of Agent and Lenders;

(e)   is unsalable, shopworn, seconds, damaged or unfit for sale;

(f)   consists of display items or packing or shipping materials, chemicals, stores inventory, manufacturing supplies, work-in-process Inventory (other than work-in-process Inventory held for sale by Borrower) or replacement parts;

(g)   consists of goods which have been returned by the buyer unless such goods are in saleable condition;

(h)   is not of a type held for sale in the ordinary course of Borrower's business;

(i)   is not subject to a first priority Lien in favor of Agent on behalf of itself and Lenders, subject to Permitted Encumbrances as set forth in clause (e) and/or clause (j) of the definition thereof (subject to Reserves satisfactory to Agent);

(j)   breaches any of the representations or warranties pertaining to Inventory set forth in the Loan Documents;

(k)   consists of any costs associated with "freight-in" charges;

(l)   consists of Hazardous Materials or goods that can be transported or sold only with licenses that are not readily available;

(m)   is not covered by casualty insurance reasonably acceptable to Agent;

(n)   that is slow moving (the value of which, at any date of determination, shall be equal to the value of Borrower's inventory obsolescence reserve at such time; or

(o)   is otherwise unacceptable to Agent in its reasonable credit judgment;

1.8   <u>Cash Management Systems</u>. On or prior to the Closing Date, Borrower and the other Credit Parties will establish and will maintain until the Termination Date, the cash management systems described in <u>ANNEX C</u> (the "<u>Cash Management Systems</u>").

1.9   <u>Fees</u>.

(a)   Borrower shall pay to GE Capital, individually, the Fees specified in the GE Capital Fee Letter dated as of March 26, 2004 among Borrower and GE Capital (the "<u>GE Capital Fee Letter</u>"), at the times specified for payment therein.

(b)   As additional compensation for the Revolving Lenders, Borrower shall pay to Agent, for the ratable benefit of such Lenders, in arrears, on the first Business Day of each month prior to the Commitment Termination Date commencing on the first such day following the date hereof, and on the Commitment Termination Date, a Fee for Borrower's non-use of available funds in an amount equal to the Applicable Unused Line Fee Margin per annum (calculated on the basis of a 360 day year for actual days elapsed) multiplied by the difference between (x) the Maximum Amount (as it may be reduced from time to time) and (y) the average for the period of the daily closing balances of the aggregate Revolving Loan and the Swing Line Loan outstanding during the period for which such Fee is due.

(c)   If Borrower reduces or terminates the Revolving Loan Commitment before the Maturity Date, whether voluntarily or involuntarily and whether before or after acceleration of the Obligations, or if any of the Revolving Loan Commitments are otherwise terminated in accordance herewith before the Maturity Date, Borrower shall pay to Agent, for the benefit of Lenders as liquidated damages and compensation for the costs of being prepared to make funds available hereunder an amount equal to the Applicable Percentage (as defined below) multiplied by the amount of the reduction of the Revolving Loan Commitment. As used herein, the term "<u>Applicable Percentage</u>" shall mean fifty basis points (.5%). The Credit Parties agree that the Applicable Percentage is a reasonable calculation of Lenders' lost profits in view of the difficulties and impracticality of determining actual damages resulting from an early termination of the Revolving Loan Commitments. Notwithstanding the foregoing, no prepayment fee shall be payable by Borrower upon mandatory prepayment made pursuant to <u>Sections1.3(b)and 1.3(d) or 1.16(c))</u>; <u>provided</u> that Borrower does not permanently reduce or terminate the Revolving Loan Commitment upon any such prepayment and, in the case of prepayments made pursuant to <u>Sections 1.3(b)(ii) or 1.3(b)(iii)</u>, the transaction giving rise to the applicable prepayment is expressly permitted under <u>Section 6</u>.

(d)   Borrower shall pay to Agent, for the ratable benefit of Lenders, the Letter of Credit Fee as provided in ANNEX B.

1.10   Receipt of Payments. Borrower shall make each payment under this Agreement not later than 2:00 p.m. (New York time) on the day when due in immediately available funds to the Collection Account. For purposes of computing interest and Fees with respect to Revolving Loans, Swing Line Loans and Letter of Credit Obligations and determining Borrowing Availability as of any date, all payments shall be deemed received on the first (1st) Business Day following the Business Day on which immediately available funds therefor are received in the Collection Account prior to 2:00 p.m. (New York time). Payments received after 2:00 p.m. (New York time) on any Business Day or on a day that is not a Business Day shall be deemed to have been received on the second Business Day following such Business Day.

1.11   Application and Allocation of Payments.

(a)   So long as no Event of Default has occurred and is continuing, (i) payments consisting of proceeds of Accounts of Borrower and Credit Parties received in the ordinary course of business shall be applied, first, to the Swing Line Loans and second, the Revolving Loans (without reducing the Revolving Loan Commitment); (ii) payments matching specific scheduled payments then due shall be applied to those scheduled payments; (iii) voluntary prepayments shall be applied in accordance with the provisions of Section 1.3(a); and (iv) mandatory prepayments shall be applied as set forth in Sections 1.3(c) and 1.3(d). All payments and prepayments applied to a particular Loan shall be applied ratably to the portion thereof held by each Lender as determined by its Pro Rata Share. Subject to Section 1.23, as to any other payment, and as to all payments made when an Event of Default has occurred and is continuing or following the Commitment Termination Date, Borrower hereby irrevocably waives the right to direct the application of any and all payments received from or on behalf of Borrower, and Borrower hereby irrevocably agrees that Agent shall have the continuing exclusive right to apply any and all such payments against the Obligations of Borrower as Agent may deem advisable notwithstanding any previous entry by Agent in the Loan Account or any other books and records. In the absence of a specific determination by Agent with respect thereto, payments shall be applied to amounts then due and payable in the following order: (1) to Fees and Agent's expenses reimbursable hereunder; (2) to interest on the Swing Line Loan; (3) to principal payments on the Swing Line Loan; (4) to interest on the Revolving Loans, ratably in proportion to the interest accrued as to each Revolving Loan; (5) to principal payments on the Revolving Loans and to provide cash collateral for Letter of Credit Obligations in the manner described in ANNEX B, ratably to the aggregate, combined principal balance of the Loans and outstanding Letter of Credit Obligations; (6) to expenses of Lenders with respect to the Revolving Loans to the extent reimbursable under Section 11.3; and (7) to all other Obligations. Notwithstanding the foregoing, the Agent, in its sole discretion, may determine that no cash collateralization of Letter of Credit Obligations of Borrower shall be required under this Section 1.11(a) to the extent Borrower has Borrowing Availability (before giving effect to such Letter of Credit Obligations) in excess of the amount of such Letter of Credit Obligations.

(b)   Agent is authorized to, and at its sole election may, charge to the Revolving Loan balance on behalf of Borrower and cause to be paid all Fees, expenses, Charges, costs (including insurance premiums in accordance with Section 5.4(a)) and interest and principal, other than principal of the Revolving Loan, owing by Borrower under this Agreement or any of the other Loan Documents if and to the extent Borrower fails to pay promptly any such amounts as and when due, even if the amount of such charges would exceed Borrowing Availability at such time or would cause the outstanding balance of the Revolving Loan and the Swing Line Loan to exceed the Borrowing Base after giving effect to such charges. At Agent's option and to the extent permitted by law, any charges so made shall constitute part of the Revolving Loan hereunder.

1.12   Loan Account and Accounting. Agent shall maintain a loan account (the "Loan Account") on its books to record all Advances, all payments made by Borrower, and all other debits and credits as provided in this Agreement with respect to the Loans or any other Obligations. All entries in the Loan Account shall be made in accordance with Agent's customary accounting practices as in effect from time to time. The balance in the Loan Account, as recorded on Agent's most recent printout or other written statement, shall, absent manifest error, be presumptive evidence of the amounts due and owing to Agent and Lenders by Borrower; provided that any failure to so record or any error in so recording shall not limit or otherwise affect Borrower's duty to pay the Obligations. Agent shall render to Borrower a monthly accounting of transactions with respect to the Loans setting forth the balance of the Loan Account as to Borrower for the immediately preceding month. Unless Borrower notifies Agent in writing of any objection to any such accounting (specifically describing the basis for such objection), within sixty (60) days after the date thereof, each and every such accounting shall (absent manifest error) be deemed final, binding and conclusive on Borrower in all respects as to all matters reflected therein. Only those items expressly objected to in such notice shall be deemed to be disputed by Borrower. Notwithstanding any provision herein contained to the contrary, any Lender may elect (which election may be revoked) to dispense with the issuance of Notes to that Lender and may rely on the Loan Account as evidence of the amount of Obligations from time to time owing to it.

1.13   Indemnity.

(a)   Each Credit Party that is a signatory hereto shall jointly and severally indemnify and hold harmless Agent, each L/C Issuer and each Lender and their respective Affiliates, and each such Person's respective officers, directors, employees, attorneys, agents and representatives (each, an "Indemnified Person"), from and against any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including reasonable attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) that may be instituted or asserted against or incurred by any such Indemnified Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents and the administration of such credit, and in connection with or arising out of the transactions contemplated hereunder and thereunder and any actions or failures to act in connection therewith, including any and all Environmental Liabilities and reasonable legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Loan Documents (collectively, "Indemnified Liabilities"); provided, that no such Credit Party shall be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results from that Indemnified Person's gross negligence or willful misconduct. NO INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO ANY OTHER PARTY TO ANY

LOAN DOCUMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF CREDIT HAVING BEEN EXTENDED, SUSPENDED OR TERMINATED UNDER ANY LOAN DOCUMENT OR AS A RESULT OF ANY OTHER TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

(b)   To induce Lenders to provide the LIBOR Rate option on the terms provided herein, if (i) any LIBOR Loans are repaid in whole or in part prior to the last day of any applicable LIBOR Period (whether that repayment is made pursuant to any provision of this Agreement or any other Loan Document or occurs as a result of acceleration, by operation of law or otherwise); (ii) Borrower shall default in payment when due of the principal amount of or interest on any LIBOR Loan; (iii) Borrower shall refuse to accept any borrowing of, or shall request a termination of, any borrowing of, conversion into or continuation of, LIBOR Loans after Borrower has given notice requesting the same in accordance herewith; or (iv) Borrower shall fail to make any prepayment of a LIBOR Loan after Borrower has given a notice thereof in accordance herewith, then Borrower shall indemnify and hold harmless each Lender from and against all losses, costs and expenses resulting from or arising from any of the foregoing. Such indemnification shall include any loss (including loss of margin) or expense arising from the reemployment of funds obtained by it or from fees payable to terminate deposits from which such funds were obtained. For the purpose of calculating amounts payable to a Lender under this subsection, each Lender shall be deemed to have actually funded its relevant LIBOR Loan through the purchase of a deposit bearing interest at the LIBOR Rate in an amount equal to the amount of that LIBOR Loan and having a maturity comparable to the relevant LIBOR Period; provided, that each Lender may fund each of its LIBOR Loans in any manner it sees fit, and the foregoing assumption shall be utilized only for the calculation of amounts payable under this subsection. This covenant shall survive the termination of this Agreement and the payment of the Notes and all other amounts payable hereunder. As promptly as practicable under the circumstances, each Lender shall provide Borrower with its written calculation (in reasonable detail) of all amounts payable pursuant to this Section 1.13(b), and such calculation shall be binding on the parties hereto unless Borrower shall object in writing within thirty (30) Business Days of receipt thereof, specifying the basis for such objection in detail.

1.14   Access. Each Credit Party that is a party hereto shall, during normal business hours, from time to time upon one (1) Business Day's prior notice as frequently as Agent determines to be appropriate: (a) provide Agent and any of its officers, employees and agents access to its properties, facilities, advisors and employees of each Credit Party and to the Collateral, (b) permit Agent, and any of its officers, employees and agents, to inspect, audit and make extracts from any Credit Party's books and records, and (c) permit Agent, and its officers, employees and agents, to inspect, review, evaluate and make test verifications and counts of the Accounts, Inventory and other Collateral of any Credit Party. If an Event of Default has occurred and is continuing or if access is necessary to preserve or protect the Collateral as determined by Agent, each such Credit Party shall provide such access to Agent and to each Lender at all times and without advance notice. Furthermore, so long as any Event of Default has occurred and is continuing, Borrower shall provide Agent and each Lender with access to their suppliers and customers. Each Credit Party shall make available to Agent and its counsel as quickly as possible under the circumstances originals or copies of all books and records that Agent may reasonably request. Each Credit Party shall deliver any document or instrument necessary for Agent, as it may from time to time reasonably request, to obtain records from any service bureau or other Person that maintains records for such Credit Party, and shall maintain duplicate records or supporting documentation on media, including computer tapes and discs owned by such Credit Party. Agent will give Lenders at least ten (10) Business Days' prior written notice of regularly scheduled audits. Borrower's responsibility for the payment of field examinations are set forth in the GE Capital Fee Letter. Representatives of Lenders may accompany Agent's representatives on regularly scheduled audits at no charge to Borrower.

      1.15   <u>Taxes</u>.

      (a)   Any and all payments by any Credit Party hereunder or under the Notes shall be made, in accordance with this <u>Section 1.15</u>, free and clear of and without deduction for any and all present or future Taxes. If any Credit Party shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to Agent or any Lender or under the Notes, (i) the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this <u>Section 1.15)</u>, Agent or Lenders, as applicable, receive an amount equal to the sum they would have received had no such deductions been made, (ii) such Credit Party shall make such deductions, and (iii) such Credit Party shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable law. Within thirty (30) days after the date of any payment of Taxes, the applicable Credit Party shall furnish to Agent the original or a certified copy of a receipt evidencing payment thereof. Agents and Lenders shall not be obligated to return or refund any amounts received pursuant to this <u>Section 1.15</u>. In addition to the Taxes described in this Section, each Credit Party agrees to pay any Taxes that arise from any payment made under this Agreement or under any other Loan Document or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, this Agreement, the other Loan Documents and any other agreements and instruments contemplated hereby or thereby.

      (b)   Each Credit Party that is a signatory hereto shall jointly and severally indemnify and, within ten (10) days of demand therefor, pay Agent and each Lender for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this <u>Section 1.15</u>) paid by Agent or such Lender, as appropriate, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted.

      (c)   Each Revolving Lender organized under the laws of a jurisdiction outside the United States (a "<u>Foreign Lender</u>") shall on or prior to the date of its execution and delivery of this Agreement in the case of each initial Lender hereunder, and on the date of the Assignment Agreement pursuant to which it became a Lender in the case of each other Lender, and from time to time thereafter if requested in writing by Agent (but only so long thereafter as such Lender remains lawfully able to do so), provide to Agent and Borrower a properly completed and executed IRS Form W-8ECI or Form W-8BEN or other applicable form, certificate or document prescribed by the IRS certifying as to such Foreign Lender's entitlement to an exemption from United States withholding tax with respect to payments to be made under this Agreement and under any Note (a "<u>Certificate of Exemption</u>"). No such Person may become a Lender hereunder if such Person fails to deliver a Certificate of Exemption in advance of becoming a Lender as provided above. In addition, each of the foregoing Foreign Lenders agrees that from time to time after the Closing Date, when a lapse in time or change in circumstances renders the previous Certificate of Exemption obsolete or inaccurate in any material respect, it will deliver to Agent and Borrower a new, accurate, complete and executed Certificate of Exemption and such other forms as may be required in order to confirm the entitlement of such Foreign Lender to a continued exemption from United States withholding tax or other interest-withholding tax, as applicable, with respect to payments under this Agreement or any Note, or it shall promptly upon actual knowledge thereof notify Agent and Borrower of its inability to deliver any such Certificate of Exemption. Borrower shall not be required to indemnify any Lender, or pay any additional amounts to any Lender, in respect of United States withholding tax, pursuant to Section 1.15 to the extent that (y) the obligation to withhold such amounts existed on the date such Lender became a party to this Agreement; provided, however, that this clause (y) shall not apply to the extent that (I) the indemnity payments or additional amounts any Lender would be entitled to receive (without regard to this clause (y)) do not exceed the indemnity payments or additional amounts that the Person making the assignment or transfer to such Lender would have been entitled to receive in the absence of such assignment or transfer, or (II) such assignment or transfer had been requested by Borrower, or (z) the obligation to pay such additional amounts would not have arisen but for a failure by such Lender to comply with the provisions of this Section 1.15(c).

(d) Each Lender shall notify Borrower in writing of any event that will entitle such Lender to compensation under Section 1.15(a) as promptly as practicable, but in any event within one hundred and twenty (120) days after such Lender obtains actual knowledge thereof; provided, however, that if any Lender fails to give such notice within one hundred and twenty (120) days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to Section 1.15(a) in respect of any costs resulting from such event, only be entitled to payment under Section 1.15(a) for amounts or losses incurred from and after the date one hundred and twenty (120) days prior to the date that such Lender does give such notice.

1.16 Capital Adequacy; Increased Costs; Illegality.

(a) If any law, treaty, governmental (or quasi-governmental) rule, regulation, guideline or order regarding capital adequacy, reserve requirements or similar requirements or compliance by any Lender with any request or directive regarding capital adequacy, reserve requirements or similar requirements (whether or not having the force of law), in each case, adopted after the Closing Date, from any central bank or other Governmental Authority increases or would have the effect of increasing the amount of capital, reserves or other funds required to be maintained by such Lender and thereby reducing the rate of return on such Lender's capital as a consequence of its obligations hereunder, then Borrower shall from time to time upon demand by such Lender (with a copy of such demand to Agent) pay to Agent, for the account of such Lender, additional amounts sufficient to compensate such Lender for such reduction. A certificate as to the amount of that reduction and showing the basis of the computation thereof submitted by such Lender to Borrower and to Agent shall, absent manifest error, be final, conclusive and binding for all purposes.

(b)   If, due to either (i) the introduction of or any change in any law or regulation (or any change in the interpretation thereof) or (ii) the compliance with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law), in each case adopted after the Closing Date, there shall be any increase in the cost to any Lender of agreeing to make or making, funding or maintaining any Loan, then Borrower shall from time to time, upon demand by such Lender (with a copy of such demand to Agent), pay to Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost. A certificate as to the amount of such increased cost, submitted to Borrower and to Agent by such Lender, shall be presumptive evidence of the matters set forth therein, absent manifest error. Each Lender agrees that, as promptly as practicable after it becomes aware of any circumstances referred to above which would result in any such increased cost, the affected Lender shall, to the extent not inconsistent with such Lender's internal policies of general application, use reasonable commercial efforts to minimize costs and expenses incurred by it and payable to it by Borrower pursuant to this Section 1.16(b).

(c)   Notwithstanding anything to the contrary contained herein, if the introduction of or any change in any law or regulation (or any change in the interpretation thereof) shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for any Lender to agree to make or to make or to continue to fund or maintain any LIBOR Loan, then, unless that Lender is able to make or to continue to fund or to maintain such LIBOR Loan at another branch or office of that Lender without, in that Lender's opinion, adversely affecting it or its Loans or the income obtained therefrom, on notice thereof and demand therefor by such Lender to Borrower through Agent, (i) the obligation of such Lender to agree to make or to make or to continue to fund or maintain LIBOR Loans shall terminate and (ii) each Borrower shall forthwith prepay in full all outstanding LIBOR Loans owing by Borrower to such Lender, together with interest accrued thereon, unless Borrower, within five (5) Business Days after the delivery of such notice and demand, converts all LIBOR Loans into Index Rate Loans; provided that no such prepayment of any LIBOR Loans shall be subject to any breakage costs which would otherwise be required to be paid under Section 1.13.

(d)   Each Lender shall notify Borrower in writing of any event that will entitle such Lender to compensation under Section 1.16(a) or (b) as promptly as practicable, but in any event within one hundred and twenty (120) days after such Lender obtains actual knowledge thereof; provided, however, that (i) if any Lender fails to give such notice within one hundred and twenty (120) days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to Section 1.16(a) or (b) in respect of any costs resulting from such event, only be entitled to payment under Section 1.16(a) or (b) for amounts or losses incurred from and after the date one hundred and twenty (120) days prior to the date that such Lender does give such notice.

(e)   Within fifteen (15) days after receipt by Borrower of written notice and demand from any Lender (an "Affected Lender") for payment of additional amounts or increased costs as provided in Sections 1.15(a), 1.16(a)or1.16(b), Borrower may, at its option, notify Agent and such Affected Lender of its intention to replace the Affected Lender. So long as no Default or Event of Default has occurred and is continuing, Borrower, with the consent of Agent, may obtain, at Borrower's expense, a replacement Lender ("Replacement Lender") for the Affected Lender, which Replacement Lender must be reasonably satisfactory to Agent. If

Borrower obtain a Replacement Lender within one hundred twenty (120) days following notice of their intention to do so, the Affected Lender must sell and assign its Loans and Revolving Loan Commitments to such Replacement Lender for an amount equal to the principal balance of all Loans held by the Affected Lender and all accrued interest and Fees with respect thereto through the date of such sale; provided, that Borrower shall have reimbursed such Affected Lender for the additional amounts or increased costs that it is entitled to receive under this Agreement through the date of such sale and assignment. Notwithstanding the foregoing, Borrower shall not have the right to obtain a Replacement Lender if the Affected Lender rescinds its demand for increased costs or additional amounts within fifteen (15) days following its receipt of Borrower's notice of intention to replace such Affected Lender. Furthermore, if Borrower give a notice of intention to replace and do not so replace such Affected Lender within one hundred twenty (120) days thereafter, Borrower's rights under this Section 1.16(e) shall terminate and Borrower shall promptly pay all increased costs or additional amounts demanded by such Affected Lender pursuant to Sections 1.15(a), 1.16(a) and 1.16(b).

(f)   (i)   If (A) by reason of circumstances affecting the relevant interbank market, adequate and fair means do not exist for determining the interest rate as contemplated herein or funding deposits are not readily available to the Lenders in the applicable market, or (B) the offered rate determined in accordance with the interest fixing clauses does not represent the cost to a Lender of funding its Loans or participations, then each affected Lender or the Agent on behalf of the Lenders shall forthwith give notice thereof to Borrower, whereupon the Lenders shall cease to have any further obligation to make the applicable requested Loan to Borrower (it being agreed that Borrower may thereafter request a Loan based upon the Index Rate or another applicable interest rate and this Section 1.16(f) shall not relieve the Lender of their obligations relating in such subsequent request unless this Section 1.16(f) also applies to such subsequent request).

(ii)   If a notice of the kind referred to in clause (i) is given after the disbursement of the applicable Loan, Borrower and the Agent and the affected Lenders shall enter into negotiations in good faith with a view to establishing a satisfactory alternative basis for computing interest on the applicable Loan for the interest period to which the notice relates. If the Agent and the Lenders and Borrower agree in writing upon such an alternative basis on or before the sixtieth (60th) day after that notice is given to Borrower, interest shall accrue on the applicable Loan during that interest period in accordance with that alternative basis.

(iii)   If the Agent and the Lenders fail to agree on such an alternative basis on or before such sixtieth (60th) day, as soon as practicable thereafter Borrower shall prepay to the Lenders the applicable Loan within ten (10) Business Days after the end of the sixty-day period, provided, that the accrued interest shall be payable to each Lender at a rate equal to the Applicable Margin plus the aggregate of the actual cost to that Lender of continuing its interest in the applicable Loan during the two periods referred to above.

(iv)   While any agreed alternative basis is in force, the Agent in consultation with the Lenders shall periodically (but at least monthly) determine whether circumstances are such that the basis is no longer necessary and if such determination is made, the Agent shall forthwith notify Borrower and each Lender and that alternative basis shall cease to be effective on a date specified by the Agent in consultation with the Lenders.

1.17   Single Loan. All Loans to Borrower and all of the other Obligations arising under this Agreement and the other Loan Documents shall constitute one general obligation of Borrower and the other Credit Parties secured, until the Termination Date, by all of the Collateral.

1.18   Superpriority Nature of Obligations and Lenders' Liens.

(a)   All Obligations shall constitute administrative expenses of Borrower and Credit Parties in the Chapter 11 Cases, with superpriority administrative expense claims, and be secured by first priority liens and priming liens (which prime all liens other than Permitted Prior Liens) on the Collateral pursuant to Sections 364(c)(1), (c)(2), (c)(3) and (d)(1) of the Bankruptcy Code, respectively, as more fully set forth in the Interim Order and the Final Order. Such administrative claims shall have priority over all other costs and expenses of the kinds specified in, or ordered pursuant to, Sections 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726(b) 1113 and 1114 or any other provision of the Bankruptcy Code ("Superpriority Claims"), and shall at all times be senior to the rights of Borrower, the other Credit Parties, their respective estates, and any successor trustee or estate representative in any of the Chapter 11 Cases or any subsequent proceeding or case under the Bankruptcy Code, provided that Superpriority Claims shall be subordinated to expenses incurred under Sections 326 and 726 of the Bankruptcy Code up to an aggregate amount of $100,000. The Superpriority Claims, first priority security interests in and liens on the Collateral granted in favor of the Agent and Lenders shall have priority and be senior to all claims and interests in these Chapter 11 Cases, other than Permitted Prior Liens, subject only to the Carve-Out Amount and the proviso included in the immediately preceding sentence.

(b)   "Carve-Out Amount" means, at any time of determination, the sum of (a) fees payable pursuant to 28 U.S.C. §1930(a)(6), and (b) Priority Professional Expenses subject to the Priority Expense Cap.

(i)   "Priority Professional Expenses" means allowed and allowable unpaid fees, costs and reasonable expenses incurred by the professionals retained by the Credit Parties or a Committee in these Chapter 11 Cases pursuant to Sections 327 and 1103 of the Bankruptcy Code but shall not include fees, costs and expenses of third-party professionals employed by the members of the Committee.

(ii)   "Priority Expense Cap" means, upon the Commitment Termination Date, all Priority Professional Expenses (including holdbacks) up to an aggregate of $1,500,000, once allowed. Priority Professional Expenses shall not include fees or expenses incurred by any Person, including the Credit Parties or a Committee, in (A) preventing, hindering or delaying Lenders' or Agent's enforcement or realization upon any of the Collateral once an Event of Default has occurred, (B) using or seeking to use cash collateral or selling any other Collateral without Agent's consent, (C) incurring Indebtedness without Agent's consent or (D) objecting to or contesting in any manner, or raising any defenses to, the validity, extent, amount, perfection, priority or enforceability of the Indebtedness under the Prepetition Loan Agreement or the Obligations under this Agreement or any mortgages, liens or security interests with respect thereto or any other rights or interests of the Agent and the Lenders, or in asserting any claims or causes of action, including, without limitation, any actions under Chapter 5 or under Section

724(a) of the Bankruptcy Code or for equitable subordination, against the Agent, the Lenders or the agent or the lenders under the Prepetition Loan Agreement. The exclusion from Priority Professional Expenses shall not include investigation of claims or causes of action or whether an Event of Default has occurred.

(c) Except as set forth herein or in the Final Order, no other claim having a priority superior or pari passu to that granted to Lenders by the Final Order shall be granted or approved while any Obligations under this Agreement remain outstanding.

1.19 <u>Payment of Obligations</u>. Upon the maturity (whether by acceleration or otherwise) of any of the Obligations under this Agreement or any of the other Loan Documents, Lenders shall be entitled to immediate payment of such Obligations without further application to or order of the Bankruptcy Court.

1.20 <u>No Discharge; Survival of Claims</u>. Borrower and Credit Parties agree that (a) the Obligations hereunder shall not be discharged by the entry of an order confirming a plan of reorganization in any Chapter 11 Case (and Borrower and Credit Parties pursuant to Section 1141(d)(4) of the Bankruptcy Code, hereby waives any such discharge) and (ii) the Superpriority Claims granted to Agent and Lenders pursuant to the Interim Order and Final Order and described in <u>Section 1.18</u> and the Liens granted to Agent pursuant to the Interim Order and Final Order and described in <u>Section 1.18</u> shall not be affected in any manner by the entry of an order confirming a plan of reorganization in any Chapter 11 Case.

1.21 <u>Release</u>. Borrower and each Credit Party hereby acknowledges effective upon entry of the Final Order, that Borrower and each Credit Party have no defense, counterclaim, offset, recoupment, cross-complaint, claim or demand of any kind or nature whatsoever that can be asserted to reduce or eliminate all of any part of Borrower's and each Credit Party's liability to repay Agent or any Lender as provided in this Agreement or to seek affirmative relief or damages of any kind or nature from Agent or any Lender. Borrower and each Credit Party, each in their own right and with respect to Borrower and each Credit Party, as debtors and debtors-in-possession, on behalf of all their successors, assigns, Subsidiaries and any Affiliates and any Person acting for and on behalf of, or claiming through them, (collectively, the "<u>Releasing Parties</u>"), hereby fully, finally and forever release and discharge Agent and Lenders and all of Agent's and Lenders' past and present officers, directors, agents, attorneys, assigns, heirs, parents, subsidiaries, and each Person acting for or on behalf of any of them (collectively, the "<u>Released Parties</u>") of and from any and all past, present and future actions, causes of action, demands, suits, claims, liabilities, Liens, lawsuits, adverse consequences, amounts paid in settlement, costs, damages, debts, deficiencies, diminution in value, disbursements, expenses, losses and other obligations of any kind or nature whatsoever, whether in law, equity or otherwise (including, without limitation, those arising under Sections 541 through 550 of the Bankruptcy Code and interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses, and incidental, consequential and punitive damages payable to third parties), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, foreseen or unforeseen, suspected or unsuspected, now existing, heretofore existing or which may heretofore accrue against any of the Released Parties, whether held in a personal or representative capacity, and which are based on any act, fact, event or omission or other matter, cause or thing occurring at or from any time prior to and including the date hereof in any way, directly or indirectly arising out of, connected with or relating to this Agreement, the Prepetition Loan Agreement, the Interim Order, the Final Order and the transactions contemplated hereby, and all other agreements, certificates, instruments and other documents and statements (whether written or oral) related to any of the foregoing.

1.22   Waiver of any Primary Rights. Upon the Closing Date, and on behalf of themselves and their estates, and for so long as any Obligation shall be outstanding, Borrower and each Credit Party hereby irrevocably waive any right, pursuant to Sections 364(c) or 364(d) of the Bankruptcy Code or otherwise, to grant any Lien of equal or greater priority than the Liens securing the Obligations, or to approve a claim of equal or greater priority than the Superpriority Claims accorded to the Obligations.

1.23   Limitations on Obligations of Foreign Subsidiaries. Notwithstanding anything set forth in this Agreement or any other Loan Document to the contrary (other than the last sentence of Section 6.8 hereof), no Foreign Subsidiary shall at any time be liable for the Obligations of the Borrower or any other Credit Party including, without limitation, any portion of the Revolving Loans, Swing Line Loan or Letter of Credit Obligations or any interest thereon or Fees payable in connection therewith, or any other Obligation of any Credit Party in connection with this Agreement or any other Loan Document, whether in connection with any representation, warranty, covenant, indemnity or otherwise and whether several or joint and several, and no assets of any Foreign Subsidiary nor more than 65% of the Stock of any first tier Foreign Subsidiary shall at any time serve, directly or indirectly, as security for any portion of such Obligations.

2.   CONDITIONS PRECEDENT

2.1   Conditions to the Initial Loans. No Lender shall be obligated to make any Loan or incur any Letter of Credit Obligations on the Closing Date, or to take, fulfill, or perform any other action hereunder, until the following conditions have been satisfied or provided for in a manner satisfactory to Agent, or waived in writing by Agent:

(a)   Credit Agreement; Loan Documents. This Agreement or counterparts hereof shall have been duly executed by, and delivered to, Borrower, each other Credit Party, Agent and Lenders; and Agent shall have received such documents, instruments, agreements and legal opinions as Agent shall reasonably request in connection with the transactions contemplated by this Agreement and the other Loan Documents, including all those listed in the Closing Checklist attached hereto as ANNEX D, each in form and substance reasonably satisfactory to Agent.

(b)   Existing Letters of Credit. All Existing Letter of Credit Obligations shall become Letters of Credit Obligations under this Agreement pursuant to an Interim Order and then a Final Order of the Bankruptcy Court.

(c)   Approvals. Agent shall have received (i) satisfactory evidence that the Credit Parties have obtained all required consents and approvals of all Persons including all requisite Governmental Authorities, to the execution, delivery and performance of this

Agreement and the other Loan Documents or (ii) an officer's certificate in form and substance reasonably satisfactory to Agent affirming that no such consents or approvals are required.

(d)   Opening Availability; Cash on Hand. The Eligible Accounts, Eligible Inventory and Eligible Machinery and Equipment supporting the initial Revolving Credit Advance and the initial Letter of Credit Obligations incurred or continued and the amount of the Reserves to be established on the Closing Date shall be sufficient in value, as determined by Agent, to provide Borrowing Availability, after giving effect to the initial Revolving Credit Advance made to Borrower and the incurrence or continuance of any initial Letter of Credit Obligations (on a pro forma basis) of at least $10,500,00. In addition, Borrower shall have cash on hand on the Closing Date of not less than $2,000,000.

(e)   Payment of Fees. Borrower shall have paid the Fees required to be paid on the Closing Date in the respective amounts specified in Section 1.9 (including the Fees specified in the GE Capital Fee Letter), and shall have reimbursed Agent for all reasonable fees, costs and expenses of closing presented as of the Closing Date.

(f)   Amended and Restated Credit Agreement. Agent shall have received a fully executed copy of the Amended and Restated Credit Agreement which shall be in full force and effect and in form and substance reasonably satisfactory to the Agent and Lenders.

(g)   German Guaranty. The Agent shall have received a fully executed copy of the German Guaranty which shall be in full force and effect and in form and substance satisfactory to the Agent and Lenders.

(h)   Bankruptcy Matters.

(i)   The automatic stay shall have been modified to permit the creation and perfection of Agent's Liens and security interests and shall have been automatically vacated to permit enforcement of Lenders' rights and remedies under this Agreement.

(ii)   Entry by the Bankruptcy Court of the Interim Order, by no later than five (5) days after the Petition Date in form and substance satisfactory to Lenders, approving the transactions contemplated hereby and granting Superpriority Claims and first priority perfected security interests in and liens on the Collateral, subject only to Permitted Prior Liens, pursuant to Sections 364(c)(1), (c)(2), (c)(3) and (d)(1) of the Bankruptcy Code and Superpriority Claims subject only to the Carve-Out Amount.

(iii)   Agent shall be satisfied with the corporate structure, capital structure, debt instruments, material contracts, and governing documents of Borrower, each Credit Party and their Domestic Subsidiaries, and the credit facility evidenced by this Agreement.

(iv)   Borrower shall have established the Cash Management System described in ANNEX C and Borrower shall have obtained appropriate court orders approving such system, all as acceptable to Agent; and

(v)   The "first day" orders described on <u>DISCLOSURE SCHEDULE 2.1 (h)(v)</u> in form and substance satisfactory to Agent shall have been entered in the Chapter 11 Cases.

2.2   <u>Further Conditions to Each Loan</u>. Except as otherwise expressly provided herein, no Lender shall be obligated to fund any Advance, convert or continue any Loan as a LIBOR Loan or incur any Letter of Credit Obligation, if, as of the date thereof:

(a)   the Advance requested would cause the aggregate outstanding principal amount of the Revolving Loans and/or Letter of Credit Obligations to exceed the lesser of (1) the Maximum Amount, (2) the Borrowing Base, (in each case, less the then outstanding principal amount of the Swing Line Loan), and (3) the amount then authorized by the Interim Order or the Final Order, as the case may be, or any order modifying or vacating such order shall have been entered, or any appeal of such order shall have been timely filed;

(b)   any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect as of such date as determined by Agent or Requisite Lenders, except to the extent that such representation or warranty expressly relates to an earlier date and except for changes therein expressly permitted or expressly contemplated by this Agreement and Agent or Requisite Lenders have determined not to make such Advance, convert or continue any Loan as LIBOR Loan or incur such Letter of Credit Obligation as a result of the fact that such warranty or representation is untrue or incorrect;

(c)   any event or circumstance having a Material Adverse Effect has occurred since the date hereof as determined by Agent and Requisite Lenders in the exercise of their reasonable business judgment, and Agent or Requisite Lenders have determined not to make such Advance, convert to or continue any Loan as a LIBOR Loan or incur such Letter of Credit Obligation as a result of the fact that such event or circumstance has occurred;

(d)   any Default or Event of Default has occurred and is continuing or would result after giving effect to any Advance (or the incurrence of any Letter of Credit Obligation), and Agent or Requisite Lenders shall have determined not to make any Advance, convert to, or continue any Loan as a LIBOR Loan or incur any Letter of Credit Obligation as a result of that Default or Event of Default;

(e)   (i) the Bankruptcy Court shall not have entered the Final Order on or before the date that is 45 days after the Petition Date, (ii) the Bankruptcy Court shall not have entered the Final Order following the expiration of the Interim Order, (iii) the Interim Order or the Final Order, as the case may be, shall have been vacated, reversed, modified or amended without Lenders' consent, (iv) a motion for reconsideration of any such order shall have been timely filed or (v) an appeal of any such order shall have been timely filed and if such order is the subject of a pending appeal in any respect, either the making of any Loans, the granting of Superpriority Claim status with respect to the Obligations, the granting of the Liens described herein, or the performance by Borrower of any of their obligations under this Agreement or any other Loan Document or under any other instrument or agreement referred to in this Agreement shall be the subject of a presently effective stay pending appeal or a motion for a stay pending appeal;

The request and acceptance by Borrower of the proceeds of any Advance, the incurrence of any Letter of Credit Obligations or the conversion or continuation of any Loan into, or as, a LIBOR Loan shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by Borrower that the conditions in this <u>Section 2.2</u> have been satisfied and (ii) a reaffirmation by each Credit Party of the granting and continuance of Agent's Liens, on behalf of itself and Lenders, pursuant to the Collateral Documents.

3.   REPRESENTATIONS AND WARRANTIES

         To induce Lenders to make the Loans and to incur Letter of Credit Obligations, Borrower and each other Credit Party executing this Agreement, jointly and severally, make the following representations and warranties to Agent and each Lender with respect to all Credit Parties, each and all of which shall survive the execution and delivery of this Agreement.

         3.1   <u>Existence; Compliance with Law</u>. Each Credit Party (a) is a corporation, limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization set forth in <u>DISCLOSURE SCHEDULE 3.1</u>; (b) is duly qualified to conduct business and is in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not result in exposure to losses, damages or liabilities in excess of $250,000; (c) subject to the entry of the Interim Order (or the Final Order, when applicable) by the Bankruptcy Court, has the requisite organizational power and authority and the legal right to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease and to conduct its business as now conducted or heretofore proposed to be conducted; (d) subject to specific representations regarding Environmental Laws, has all material licenses, permits, consents or approvals from or by, and has made all material filings with, and has given all material notices to, all Governmental Authorities having jurisdiction, to the extent required for such ownership, operation and conduct; (e) is in compliance with its charter and bylaws or partnership or operating agreement or other applicable organizational documents, as applicable; and (f) subject to specific representations set forth herein regarding ERISA, Environmental Laws, tax and other laws, is in compliance with all applicable provisions of law, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

         3.2   <u>Executive Offices, Collateral Locations, FEIN</u>. As of the Closing Date, each Credit Party's name as it appears in official filings in its state of incorporation or organization, organization type, organization number, if any, issued by its state incorporation or organization, and the then-current location of each Credit Party's chief executive office, principal place of business and the warehouses and premises at which any Collateral is located are set forth in <u>DISCLOSURE SCHEDULE 3.2</u>, none of such locations has changed within the four (4) months preceding the Closing Date and each Credit Party has only one state of incorporation or organization. In addition, <u>DISCLOSURE SCHEDULE 3.2</u> lists the federal employer identification number of each Credit Party.

         3.3   <u>Power, Authorization, Enforceable Obligations</u>. Upon the entry by the Bankruptcy Court of the Interim Order (or the Final Order, when applicable) the execution, delivery and performance by each Credit Party of the Loan Documents to which it is a party and the creation of all Liens provided for therein: (a) are within such Person's power; (b) have been duly authorized by all necessary corporate, partnership, limited liability company or limited partnership action; (c) do not contravene any provision of such Person's charter, bylaws, partnership or operating agreement, or other organizational documents, as applicable; (d) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any material indenture (except for the 1996 Indenture and the 2001 Indenture), mortgage, deed of trust, lease, agreement or other material instrument to which such Person is a party or by which such Person or any of its property is bound; (f) do not result in the creation or imposition of any Lien upon any material portion of the property of such Person other than those in favor of Agent, on behalf of itself and Lenders, pursuant to the Loan Documents; and (g) do not require the consent or approval of any Governmental Authority or any other Person, except those referred to in Section 2.1(c), all of which will have been duly obtained, made or complied with prior to the Closing Date. Each of the Loan Documents shall be duly executed and delivered by each Credit Party that is a party thereto and, subject to the entry of the Interim Order and the Final Order, each such Loan Document shall constitute a legal, valid and binding obligation of such Credit Party enforceable against it in accordance with its terms.

3.4   Financial Statements. All Financial Statements concerning Parent and its respective Domestic Subsidiaries that are referred to below have been prepared in accordance with GAAP consistently applied throughout the periods covered (except as disclosed therein and except, with respect to unaudited Financial Statements, for the absence of footnotes and normal year-end audit adjustments) and present fairly in all material respects the financial position of the Persons covered thereby as at the dates thereof and the results of their operations and cash flows for the periods then ended.

(a)   Financial Statements. The following Financial Statements attached hereto as DISCLOSURE SCHEDULE 3.4(a) have been delivered on the date hereof:

(i)   The audited consolidated balance sheets at December 31, 2002 and 2003 and the related statements of income and cash flows of Parent and its Subsidiaries for the Fiscal Years then ended, certified by KPMG LLP.

(ii)   The unaudited balance sheet(s) at February 29, 2004 and the related consolidated and consolidating statement(s) of income and cash flows of Parent and its Subsidiaries for the two (2) month period then ended.

3.5   Material Adverse Effect. Between December 31, 2002 and the Closing Date: (a) no Credit Party has incurred any obligations, contingent or noncontingent liabilities, liabilities for Charges, long-term leases or unusual forward or long-term commitments that, alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (b) no contract, lease or other agreement or instrument has been entered into by any Credit Party or has become binding upon any Credit Party's assets and no law or regulation applicable to any Credit Party has been adopted that has had or could reasonably be expected to have a Material Adverse Effect, and (c) no Credit Party is in default other than by virtue of the commencement of the

Chapter 11 Cases and to the best of Borrower's knowledge no third party is in default under any material contract, lease or other agreement or instrument, that alone or in the aggregate could reasonably be expected to have a Material Adverse Effect. Since December 31, 2002, no event has occurred, that alone or together with other events, could reasonably be expected to have a Material Adverse Effect, other than the commencement of the Chapter 11 Cases, and that have not been disclosed herein or in the Disclosure Schedules.

3.6   Ownership of Property; Liens. As of the Closing Date, the real estate ("Real Estate") listed in DISCLOSURE SCHEDULE 3.6 constitutes all of the real property owned, leased, subleased, or used by any Credit Party (exclusive of any customer locations). Each Credit Party owns good and marketable fee simple title (subject only to Permitted Encumbrances or matters of record) to all of its owned Real Estate (except as may be noted on DISCLOSURE SCHEDULE 3.6), and valid leasehold interests in all of its leased Real Estate, all as described on DISCLOSURE SCHEDULE 3.6, and copies of all such material leases or a summary of terms thereof reasonably satisfactory to Agent have been delivered to Agent. DISCLOSURE SCHEDULE 3.6 further describes any Real Estate with respect to which any Credit Party is a lessor, sublessor or assignor as of the Closing Date. Except to the extent as set forth in DISCLOSURE SCHEDULE 3.6, each Credit Party also has good and marketable title to, or valid leasehold interests in, all of its personal property and assets. As of the Closing Date, none of the properties and assets of any Credit Party are subject to any Liens other than Permitted Encumbrances, and there are no facts, circumstances or conditions known to any Credit Party that may reasonably be expected to result in any Liens (including Liens arising under Environmental Laws) other than Permitted Encumbrances. Except to the extent as set forth in DISCLOSURE SCHEDULE 3.6, each Credit Party has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's right, title and interest in and to all such Real Estate and other properties and assets in each case except where such non-receipt or such failure to effect such recordings, filings or other actions as could not reasonably be expected to cause a Material Adverse Effect. DISCLOSURE SCHEDULE 3.6 also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate. As of the Closing Date, no portion of any Credit Party's Real Estate has suffered any material damage by fire or other casualty loss that has not heretofore been repaired and restored in all material respects to its original condition or otherwise remedied. As of the Closing Date, all material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect.

3.7   Permitted Prior Liens. There are no Permitted Prior Liens other than those listed on DISCLOSURE SCHEDULE 3.7.

3.8   Labor Matters. As of the Closing Date (a) no strikes or other material labor disputes against any Credit Party are pending or, to any Credit Party's knowledge, threatened; (b) hours worked by and payment made to employees of each Credit Party comply with the Fair Labor Standards Act and each other federal, state, local or foreign law applicable to such matters; (c) all payments due from any Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Credit Party to the extent required by GAAP; (d) except as set forth in <u>DISCLOSURE SCHEDULE 3.8</u>, no Credit Party is a party to or bound by any material collective bargaining agreement, management agreement, consulting agreement, employment agreement, bonus, restricted stock, stock option, or stock appreciation plan or agreement or any similar plan, agreement or arrangement (and true and complete copies of any such material agreements described in <u>DISCLOSURE SCHEDULE 3.8</u> have been delivered to Agent, to the extent requested by the Agent); (e) there is no organizing activity involving any Credit Party pending or, to any Credit Party's knowledge, threatened by any labor union or group of employees; (f) there are no representation proceedings pending or, to any Credit Party's knowledge, threatened with the National Labor Relations Board or any other applicable labor board, and no labor organization or group of employees of any Credit Party has made a pending demand for recognition; and (g) except as set forth in <u>DISCLOSURE SCHEDULE 3.8</u>, there are no material complaints or charges against any Credit Party pending or, to the knowledge of any Credit Party, threatened to be filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by any Credit Party of any individual.

3.9   <u>Ventures, Subsidiaries and Affiliates; Outstanding Stock and Indebtedness</u>. Except as set forth in <u>DISCLOSURE SCHEDULE 3.9</u>, as of the Closing Date, no Credit Party has any Subsidiaries, or is engaged in any joint venture or partnership with any other Person, other than a Credit Party. All of the issued and outstanding Stock of (i) each Credit Party (other than the Parent) is owned by each of the Stockholders and in the amounts and percentages set forth in <u>DISCLOSURE SCHEDULE 3.9</u>, (ii) each Credit Party and each of their Domestic Subsidiaries is duly authorized and validly issued, fully paid, and nonassessable except as otherwise set forth on <u>DISCLOSURE SCHEDULE 3.9</u>, (iii) each Credit Party (other than Parent) and each of their Domestic Subsidiaries is free and clear of all Liens other than those in favor of Agent and those permitted in <u>clause (j)</u> of the definition of Permitted Encumbrances, and (iv) each Credit Party and each of their Domestic Subsidiaries was issued in compliance with all applicable state, federal and foreign laws concerning the issuance of securities. Except as set forth in <u>DISCLOSURE SCHEDULE 3.9</u>, there are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Credit Party (other than Parent) may be required to issue, sell, repurchase or redeem any of its Stock or other equity securities or any Stock or other equity securities of its Domestic Subsidiaries. All outstanding Indebtedness and Guaranteed Indebtedness, in excess of $250,000 in each instance, of each Credit Party as of the Closing Date (except for the Obligations) is described in <u>Section 6.3</u> (including <u>DISCLOSURE SCHEDULE 6.3</u>).

3.10   <u>Government Regulation</u>. No Credit Party is an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940. No Credit Party is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, or any other federal, or state statute that restricts or limits its ability to incur Indebtedness or to perform its obligations hereunder. The making of the Loans by Lenders to Borrower, the incurrence of any Letter of Credit Obligation on behalf of Borrower, the application of the proceeds thereof and repayment thereof and the consummation of the Related Transactions will not violate any provision of any such statute or any rule, regulation or order issued by the Securities and Exchange Commission or any other applicable securities regulation authority or securities exchange.

3.11   Margin Regulations. No Credit Party is engaged, nor will it engage, principally or as one of its important activities, in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin stock" as such terms are defined in Regulation U of the Federal Reserve Board as now and from time to time hereafter in effect (such securities being referred to herein as "Margin Stock"). No Credit Party owns any Margin Stock, and none of the proceeds of the Loans or other extensions of credit under this Agreement will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Indebtedness that was originally incurred to purchase or carry any Margin Stock or for any other purpose that might cause any of the Loans or other extensions of credit under this Agreement to be considered a "purpose credit" within the meaning of Regulations T, U or X of the Federal Reserve Board. No Credit Party will take or permit to be taken any action that might cause any Loan Document to violate any regulation of the Federal Reserve Board.

3.12   Taxes. All tax returns, reports and statements, including information returns, required by any Governmental Authority to be filed by any Credit Party have been filed with the appropriate Governmental Authority and all Charges have been paid prior to the date on which any fine, penalty, interest or late charge may be added thereto for nonpayment thereof (or any such fine, penalty, interest, late charge or loss has been paid), excluding Charges or other amounts being contested in accordance with Section 5.2(b). Proper and accurate amounts have been withheld by each Credit Party from its respective employees for all periods in material compliance with all applicable federal, state, local and foreign laws and such withholdings have been timely paid to the respective Governmental Authorities. DISCLOSURE SCHEDULE 3.12 sets forth as of the Closing Date those taxable years for which any Credit Party's tax returns are currently being audited by the IRS or any other applicable Governmental Authority, and any assessments or threatened assessments in connection with such audit, or otherwise currently outstanding. Except as set forth in DISCLOSURE SCHEDULE 3.12, no Credit Party has executed or filed with the IRS or any other Governmental Authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges. Except as set forth on DISCLOSURE SCHEDULE 3.12, none of the Credit Parties and their respective predecessors are liable for any Charges: (a) under any agreement (including any tax sharing agreements) or (b) to each Credit Party's knowledge, as a transferee. As of the Closing Date, no Credit Party has agreed or been requested to make any adjustment under IRC Section 481(a), by reason of a change in accounting method or otherwise, which would have a Material Adverse Effect.

3.13   ERISA.

(a)   DISCLOSURE SCHEDULE 3.13 lists (i) all ERISA Affiliates and (ii) all Plans and separately identifies all Pension Plans, including Title IV Plans, Multiemployer Plans, ESOPs and Welfare Plans, including all Retiree Welfare Plans. Copies of all such listed Plans, together with a copy of the latest IRS/DOL 5500-series form for each such Plan, have been delivered to Agent. Except with respect to Multiemployer Plans, each Qualified Plan has been determined by the IRS to qualify under Section 401 of the IRC, the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501 of the IRC, and nothing has occurred that would reasonably be expected to cause the loss of such qualification or tax-exempt status. Each Plan is in compliance with the applicable provisions of ERISA and the

IRC, including the timely filing of all reports required under the IRC or ERISA, including the statement required by 29 CFR Section 2520.104-23. Neither any Credit Party nor ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the IRC or Section 302 of ERISA or the terms of any such Plan. Neither any Credit Party nor ERISA Affiliate has engaged in a "prohibited transaction," as defined in Section 406 of ERISA and Section 4975 of the IRC, in connection with any Plan, that would subject any Credit Party to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the IRC.

(b)   Except as set forth in DISCLOSURE SCHEDULE 3.13: (i) no Title IV Plan has any Unfunded Pension Liability; (ii) no ERISA Event or event described in Section 4062(e) of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur; (iii) there are no pending, or to the knowledge of any Credit Party, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan; (iv) no Credit Party or ERISA Affiliate has incurred or reasonably expects to incur any liability as a result of a complete or partial withdrawal from a Multiemployer Plan; (v) within the last five years no Title IV Plan of any Credit Party or ERISA Affiliate has been terminated, whether or not in a "standard termination" as that term is used in Section 4041(b)(1) of ERISA, nor has any Title IV Plan of any Credit Party or any ERISA Affiliate (determined at any time within the last five years) with Unfunded Pension Liabilities been transferred outside of the "controlled group" (within the meaning of Section 4001(a)(14) of ERISA) of any Credit Party or ERISA Affiliate (determined at such time); (vi) except in the case of any ESOP, Stock of all Credit Parties and their ERISA Affiliates makes up, in the aggregate, no more than 10% of fair market value of the assets of any Plan measured on the basis of fair market value as of the latest valuation date of any Plan; and (vii) no liability under any Title IV Plan has been satisfied with the purchase of a contract from an insurance company that is not rated AAA by the Standard & Poor's Corporation or an equivalent rating by another nationally recognized rating agency.

3.14   No Litigation. No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, before any Governmental Authority or before any arbitrator or panel of arbitrators (collectively, "Litigation"), (a) that challenges any Credit Party's right or power to enter into or perform any of its obligations under the Loan Documents to which it is a party, or the validity or enforceability of any Loan Document or any action taken thereunder, or (b) that has a reasonable risk of being determined adversely to any Credit Party and that , if so determined, could be reasonably be expected to have a Material Adverse Effect. Except as set forth in DISCLOSURE SCHEDULE 3.14, as of the Closing Date there is no Litigation pending or, to any Credit Party's knowledge, threatened, that seeks damages in excess of $1,000,000 or injunctive relief against, or alleges criminal misconduct of, any Credit Party.

3.15   Brokers. Except as set forth in DISCLOSURE SCHEDULE 3.15, no broker or finder brought about the obtaining, making or closing of the Loans or the Related Transactions, and no Credit Party or Affiliate thereof has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

3.16   Intellectual Property. As of the Closing Date, each Credit Party owns or has rights to use all Intellectual Property necessary to continue to conduct its business as now or heretofore conducted by it or proposed to be conducted by it, and each material Patent, Trademark, Copyright and material License is listed, together with application or registration numbers, as applicable, in DISCLOSURE SCHEDULE 3.16. Each Credit Party conducts its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect except for any such infringement or interference which could not reasonably be expected to have a Material Adverse Effect. Except as set forth in DISCLOSURE SCHEDULE 3.16, no Credit Party is aware of any infringement claim by any other Person with respect to any Intellectual Property which could reasonably be expected to have a Material Adverse Effect.

3.17   Full Disclosure. No information contained in this Agreement, any of the other Loan Documents, any Projections, Financial Statements or Collateral Reports or other written reports from time to time delivered hereunder or any written statement furnished by or on behalf of any Credit Party to Agent or any Lender pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which and at the time they were made. The Liens granted to Agent, on behalf of itself and Lenders, pursuant to the Collateral Documents will at all times be fully perfected first priority Liens in and to the Collateral described therein, subject, as to priority, only to Permitted Encumbrances.

3.18   Environmental Matters.

(a)   Except as set forth in DISCLOSURE SCHEDULE 3.18(a)(i), as of the Closing Date: (i) the Real Estate is free of contamination from any Hazardous Material except for such contamination that would not adversely impact the value or marketability of such Real Estate and that would not result in Environmental Liabilities that could reasonably be expected to exceed $500,000; (ii) no Credit Party has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, or from any of its Real Estate; (iii) the Credit Parties are and have been in compliance with all Environmental Laws, except for such noncompliance that would not result in Environmental Liabilities which could reasonably be expected to exceed $500,000; (iv) the Credit Parties have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits would not result in Environmental Liabilities that could reasonably be expected to exceed $500,000, and all such Environmental Permits are valid, uncontested and in good standing; (v) no Credit Party is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of such Credit Party which could reasonably be expected to exceed $500,000, and no Credit Party has permitted any current or former tenant or occupant of the Real Estate to engage in any such operations; (vi) there is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses in excess of $500,000 or injunctive relief against, or that alleges criminal misconduct by, any Credit Party; (vii) no written notice has been received by any Credit Party identifying it as a "potentially responsible party" under CERCLA or analogous state statutes or requesting information under CERCLA or analogous state statutes, and to the knowledge of the Credit Parties, there are no facts, circumstances or conditions that may result in any Credit Party being identified as a "potentially responsible party" under CERCLA or analogous state statutes; and (viii) the Credit Parties have provided to Agent copies of the environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities, in each case relating to any Credit Party identified in DISCLOSURE SCHEDULE 3.18(a)(i).

(b)   Each Credit Party hereby acknowledges and agrees that Agent (i) has not now, and has not ever been, in control of any of the Real Estate or any Credit Party's affairs, and (ii) does not have the capacity through the provisions of the Loan Documents or otherwise to influence any Credit Party's conduct with respect to the ownership, operation or management of any of its Real Estate or compliance with Environmental Laws or Environmental Permits.

3.19   Insurance. DISCLOSURE SCHEDULE 3.19 lists all insurance policies of any nature maintained, as of the Closing Date, for current occurrences by each Credit Party, as well as a summary of the terms of each such policy.

3.20   Deposit and Disbursement Accounts. DISCLOSURE SCHEDULE 3.20 lists all banks and other financial institutions at which any Credit Party maintains deposit or other accounts as of the Closing Date, including any Disbursement Accounts, and such Schedule correctly identifies the name and address of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

3.21   Government Contracts. Except as set forth in DISCLOSURE SCHEDULE 3.21, as of the Closing Date, no Credit Party is a party to any contract or agreement with any Governmental Authority and no Credit Party's Accounts are subject to the Federal Assignment of Claims Act (31 U.S.C. Section 3727) or any similar state or local law which involves amounts in excess of $500,000 in the aggregate in any year.

3.22   Customer and Trade Relations. As of the Closing Date, except as set forth in DISCLOSURE SCHEDULE 3.22, there exists no actual or, to the knowledge of any Credit Party, threatened termination or cancellation of, or any material adverse modification or change in: the business relationship of any Credit Party with any customer or group of customers whose purchases during the preceding twelve (12) months caused them to be ranked among the ten (10) largest customers of such Credit Party; or the business relationship of any Credit Party with any supplier material to its operations.

3.23   Agreements and Other Documents. As of the Closing Date, each Credit Party has provided to Agent or its counsel, on behalf of Lenders, accurate and complete copies (or summaries) of all of the following agreements or documents to which it is subject and each of which is listed in DISCLOSURE SCHEDULE 3.23: supply agreements and purchase agreements not terminable by such Credit Party within sixty (60) days following written notice issued by such Credit Party and involving transactions in excess of $5,000,000 per annum; leases of Equipment having a remaining term of one year or longer and requiring aggregate rental and other payments in excess of $500,000 per annum; licenses and permits held by the Credit Parties, the absence of which could be reasonably likely to have a Material Adverse Effect; instruments and documents evidencing any Indebtedness or Guaranteed Indebtedness of such Credit Party and any Lien granted by such Credit Party in excess of $500,000 (on each individual case) with respect thereto; and instruments and agreements evidencing the issuance of any equity securities, warrants, rights or options to purchase equity securities of such Credit Party; any material distribution agreements or other agreements providing for the distribution of the Credit Parties' products.

3.24   Cash Budget.   Borrower has delivered to the Agent and each of the Lenders a projected cash revenue and expense budget prepared on a weekly basis for the period commencing on the Petition Date through the Existing Maturity Date (as the same may be updated from time to time with the Agent's consent, the "Budget"), and monthly thereafter through the Maturity Date if the Extension Request is granted pursuant to Section 1.1(a)(iv), in the manner set forth in ANNEX G. The Budget is attached to this Agreement as DISCLOSURE SCHEDULE 3.24. The budget has been prepared in good faith based upon assumptions which Borrower believe to be reasonable assumptions. To the knowledge of Borrower, no facts exist that (individually or in the aggregate) would result in any material change in the Budget.

3.25   Payments of Prepetition Claims. All payments of Prepetition claims including those authorized by First Day Orders are set forth on DISCLOSURE SCHEDULE 6.19. All payments listed on DISCLOSURE SCHEDULE 6.19 are reflected in the Budget and the Budget does not contain or reflect any payment on account of a Prepetition claim that is not also set forth on DISCLOSURE SCHEDULE 6.19.

3.26   Status as of Parent and LLC. Prior to Closing, Parent and LLC will not have engaged in any business or incurred any Indebtedness or any other liabilities (except in connection with its corporate formation, this Agreement and the other Loan Documents).

3.27   Reorganization Matters.

(a)   The Chapter 11 Cases were commenced on the Petition Date in accordance with applicable law and proper notice thereof and the proper notice for the hearing for the approval of the Interim Order has been given and proper notice for the hearing for the approval of the Final Order will be given.

(b)   After the entry of the Interim Order, and pursuant to and to the extent permitted in the Interim Order and the Final Order, the Obligations will constitute allowed administrative expense claims in the Chapter 11 Cases having priority over all administrative expense claims and unsecured claims against Borrower now existing or hereafter arising, of any kind whatsoever, including, without limitation, all administrative expense claims of the kind specified in Sections 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726(b) (to the extent permitted by law) 1113 and 1114 or any other provision of the Bankruptcy Code, as provided under Section 364(c)(1) of the Bankruptcy Code, subject only to the Carve-Out Amount.

(c)   After the entry of the Interim Order and pursuant to and to the extent provided in the Interim Order and the Final Order and as set forth in Section 1.18, the Obligations will be secured by a valid and perfected first priority Lien on all of the Collateral.

(d)   The Interim Order (with respect to the period prior to entry of the Final Order) or the Final Order (with respect to the period on and after entry of the Final Order), as the case may be, is in full force and effect has not been reversed, stayed, modified or amended.

(e)   Subject only to the limitations set forth in <u>Section 8.2</u>, and notwithstanding the provisions of Section 362 of the Bankruptcy Code, upon the maturity (whether by acceleration or otherwise) of any of the Obligations, Agent and Lenders shall be entitled to immediate payment of such Obligations and to enforce the remedies provided for hereunder, without further application to or order by the Bankruptcy Court.

3.28   <u>Bank Accounts.</u> Neither Parent nor LLC maintain any bank accounts except for the bank accounts listed on <u>DISCLOSURE SCHEDULE 3.19</u>.

4.   FINANCIAL STATEMENTS AND INFORMATION

4.1   <u>Reports and Notices</u>.

(a)   Each Credit Party executing this Agreement hereby agrees that from and after the Closing Date and until the Termination Date, it shall deliver to Agent, as required, the Financial Statements, notices, Projections and other information at the times, in the manner set forth in <u>ANNEX E</u>.

(b)   Each Credit Party executing this Agreement hereby agrees that, from and after the Closing Date and until the Termination Date, it shall deliver to Agent, the various Collateral Reports (including Borrowing Base Certificates in the form of **Error! Reference source not found.**) at the times, in the manner set forth in <u>ANNEX F</u>.

4.2   <u>Communication with Accountants</u>. Each Credit Party executing this Agreement authorizes (a) Agent and (b) so long as an Event of Default has occurred and is continuing, each Lender, to communicate directly with its independent certified public accountants, including KPMG LLP, and authorizes and, at Agent's request, shall request those accountants and advisors to disclose and make available to Agent and each Lender any and all Financial Statements and other supporting financial documents, schedules and information relating to any Credit Party (including copies of any issued management letters) with respect to the business, financial condition and other affairs of any Credit Party.

5.   AFFIRMATIVE COVENANTS

Each Credit Party executing this Credit Agreement jointly and severally agrees as to all Credit Parties that from and after the date hereof and until the Termination Date:

5.1   <u>Maintenance of Existence and Conduct of Business</u>. Except as occasioned by the Chapter 11 Cases, each Credit Party shall: (a) except to the extent permitted by <u>Section 6.8</u>, do or cause to be done all things necessary to preserve and keep in full force and effect its organizational existence and its rights and franchises; (b) continue to conduct its business substantially as now conducted or as otherwise permitted hereunder; (c) at all times maintain, preserve and protect all of its assets and properties necessary in the conduct of its business, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices; and (d) and transact business only in such corporate and trade names as are set forth in DISCLOSURE SCHEDULE 5.1.

       5.2   Payment of Charges.

       (a)   Subject to Section 5.2(b), each Credit Party shall pay and discharge or cause to be paid and discharged promptly (subject to the reasonable business judgment of the Credit Parties in accordance with past practices) all Charges payable by it, including (i) Charges imposed upon it, its income and profits, or any of its property (real, personal or mixed) and all Charges with respect to tax, social security and unemployment withholding with respect to its employees, (ii) lawful claims for labor, materials, supplies and services or otherwise, and (iii) all storage or rental charges payable to warehousemen or bailees, in each case, before any thereof shall become past due.

       (b)   Each Credit Party may in good faith contest, by appropriate proceedings, the validity or amount of any Charges, Taxes or claims described in Section 5.2(a); provided, that (i) adequate reserves with respect to such contest are maintained on the books of such Credit Party, in accordance with GAAP; (ii) no Lien shall be imposed to secure payment of such Charges (other than payments to warehousemen and/or bailees) that is superior to any of the Liens securing the Obligations and such contest is maintained and prosecuted continuously and with diligence and no collection or enforcement of such Charges has been commenced; (iii) none of the Collateral becomes subject to forfeiture or loss as a result of such contest; (iv) such Credit Party shall promptly pay or discharge such contested Charges, Taxes or claims and all additional charges, interest, penalties and expenses, if any, and shall deliver to Agent evidence reasonably acceptable to Agent of such compliance, payment or discharge, if such contest is terminated or discontinued adversely to such Credit Party or the conditions set forth in this Section 5.2(b) are no longer met; and (v) Agent has not advised Borrower in writing that Agent reasonably believes that nonpayment or nondischarge thereof could have or result in a Material Adverse Effect.

       5.3   Books and Records. Each Credit Party shall keep adequate books and records with respect to its business activities in which proper entries, reflecting all financial transactions, are made in accordance with GAAP and on a basis consistent with the Financial Statements attached as DISCLOSURE SCHEDULE 3.4(a).

       5.4   Insurance; Damage to or Destruction of Collateral.

       (a)   The Credit Parties shall, at their sole respective cost and expense, maintain the policies of insurance described in DISCLOSURE SCHEDULE 3.19 as in effect on the date hereof or otherwise in form and amounts and with insurers reasonably acceptable to Agent. Such policies of insurance (or the loss payable and additional insured endorsements delivered to Agent) shall contain provisions pursuant to which the insurer agrees to provide thirty (30) days' prior written notice to Agent, in the event of any non-renewal, cancellation or amendment of any such insurance policy. If any Credit Party at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above, or to pay all premiums relating thereto, Agent may at any time or times thereafter obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto that such Agent deems advisable. Agent shall have no obligation to obtain insurance for any Credit Party or pay any premiums therefor. By doing so, Agent shall not be deemed to have waived any Default or Event of Default arising from any Credit Party's failure to maintain such insurance or pay any premiums therefor. All reasonable sums so disbursed, including reasonable attorneys' fees, court costs and other charges related thereto, shall be payable on demand by such Credit Party to Agent and shall be additional Obligations hereunder secured by the Collateral.

(b)   Agent reserves the right at any time upon any change in any Credit Party's risk profile (including any change in the product mix maintained by any Credit Party or any laws affecting the potential liability of such Credit Party) to require additional forms and limits of insurance to, in Agent's reasonable opinion, adequately protect Agent's and the Lenders' interests in all or any portion of the Collateral and to ensure that each Credit Party is protected by insurance in amounts and with coverage customary for its industry.

(c)   Each Credit Party shall deliver to Agent, in form and substance reasonably satisfactory to Agent, endorsements to (i) all "All Risk" and business interruption insurance naming Agent, as loss payee, and (ii) all general liability and other liability policies naming Agent, as additional insured. Each Credit Party irrevocably makes, constitutes and appoints Agent (and all officers, employees or agents designated by Agent), so long as any Event of Default has occurred and is continuing or the anticipated insurance proceeds exceed $10,000,000, as such Credit Party's true and lawful agent and attorney-in-fact for the purpose of making, settling and adjusting claims under such "All Risk" policies of insurance, endorsing the name of such Credit Party on any check or other item of payment for the proceeds of such "All Risk" policies of insurance and for making all determinations and decisions with respect to such "All Risk" policies of insurance. Agent shall have no duty to exercise any rights or powers granted to it pursuant to the foregoing power-of-attorney. Borrower shall promptly notify Agent of any loss, damage, or destruction to the Collateral in the amount of $500,000 or more, whether or not covered by insurance. After deducting from such proceeds the expenses, if any, incurred by Agent, in the collection or handling thereof, Agent may, at its option, apply such proceeds to the reduction of the Obligations in accordance with Section 1.3(d), or permit the applicable Credit Party to use such money, or any part thereof, to replace, repair, restore or rebuild the Collateral in a diligent and expeditious manner with materials and workmanship of substantially the same quality as existed before the loss, damage or destruction. Notwithstanding the foregoing, so long as no Event of Default has occurred and is continuing, if the casualty giving rise to such insurance proceeds could not reasonably be expected to have a Material Adverse Effect and such insurance proceeds do not exceed $3,000,000 in the aggregate, Agent shall permit the applicable Credit Party to replace, restore, repair or rebuild the property; provided, that if such Credit Party shall not have completed or entered into binding agreements to complete such replacement, restoration, repair or rebuilding within one hundred and eighty (180) days of such casualty, such Agent may apply such insurance proceeds to the Obligations of Borrower, if the cash proceeds are received by Borrower or any Domestic Subsidiary, in accordance with Section 1.3(d). All insurance proceeds that are to be made available to Borrower to replace, repair, restore or rebuild the Collateral shall be applied by Agent to reduce the outstanding principal balance of the Loans (which application shall not result in a permanent reduction of the Revolving Loan Commitment) and upon such application, Agent shall establish a Reserve against the Borrowing Base in an amount equal to the amount of such proceeds so applied.

Thereafter, such funds shall be made available to Borrower or any Credit Party to provide funds to replace, repair, restore or rebuild the Collateral as follows: (i) Borrower shall request a Revolving Credit Advance or a release from the cash collateral account be made to Borrower or Credit Party in the amount requested to be released; (ii) so long as the conditions set forth in Section 2.2 have been met, Revolving Lenders shall make such Revolving Credit Advance or Agent shall release funds from the cash collateral account; and (iii) in the case of insurance proceeds applied against the Revolving Loans, the Reserve established with respect to such insurance proceeds shall be reduced by the amount of such Revolving Credit Advance. To the extent not used to replace, repair, restore or rebuild the Collateral, such insurance proceeds shall be applied to the Obligations of Borrower, if the cash proceeds are received by Borrower or any Domestic Subsidiary, in accordance with Section 1.3.

    5.5   Compliance with Laws. Each Credit Party shall comply with all federal, state, local and foreign laws and regulations applicable to it, including those relating to ERISA and labor matters and Environmental Laws and Environmental Permits, except to the extent that the failure to comply, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

    5.6   Supplemental Disclosure. From time to time as may be reasonably requested by Agent (which request will not be made more frequently than once each year absent the occurrence and continuance of an Event of Default), the Credit Parties shall supplement each Disclosure Schedule hereto, or any representation herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or as an exception to such representation or that is necessary to correct any information in such Disclosure Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Disclosure Schedule, such Disclosure Schedule shall be appropriately marked to show the changes made therein); provided, that (a) no such supplement to any such Disclosure Schedule or representation shall amend, supplement or otherwise modify any Disclosure Schedule or representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by Agent and Requisite Lenders in writing, and (b) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date.

    5.7   Intellectual Property. Each Credit Party will (i) conduct its business and affairs without infringement of or interference with any Intellectual Property of any other Person in any material respect, and (ii) shall comply in all material respects with the terms of its Licenses.

    5.8   Environmental Matters. Each Credit Party shall and shall cause each Person within its control to: (a) conduct its operations and keep and maintain its Real Estate in compliance with all Environmental Laws and Environmental Permits other than noncompliance that could not reasonably be expected to have a Material Adverse Effect; (b) implement any and all investigation, remediation, removal and response actions that are appropriate or necessary to maintain the value and marketability of the Real Estate (as currently or foreseeably used) or to otherwise comply with Environmental Laws and Environmental Permits pertaining to the presence, generation, treatment, storage, use, disposal, transportation or Release of any Hazardous Material on, at, in, under, above, to, or from any of its Real Estate; (c) notify Agent promptly after such Credit Party becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, or from any Real Estate that is reasonably likely to result in Environmental Liabilities in excess of $100,000; and (d) promptly forward to Agent a copy of any written order, notice, request for information or any communication or report received by such Credit Party in connection with any such violation or Release or any other matter relating to any Environmental Laws or Environmental Permits that could reasonably be expected to result in Environmental Liabilities in excess of $100,000, in each case whether or not any Governmental Authority has taken or threatened any action in connection with any such violation, Release or other matter. If Agent at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Credit Party or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, or from any of its Real Estate, that, in each case, could reasonably be expected to have a Material Adverse Effect, then each Credit Party shall, upon Agent's written request (i) cause the performance of such reasonable and appropriate environmental audits including subsurface sampling of soil and groundwater, and preparation of such environmental reports, at Borrower's expense, as Agent may from time to time reasonably request, which shall be conducted by reputable environmental consulting firms reasonably acceptable to Agent and shall be in form and substance reasonably acceptable to Agent, and (ii) permit Agent or its representatives to have access to all Real Estate for the purpose of conducting such environmental audits and testing as Agent deems reasonable and appropriate, including subsurface sampling of soil and groundwater. Borrower shall reimburse Agent for the reasonable costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

5.9   Landlords' Agreements, Mortgagee Agreements, Bailee Letters and Real Estate Purchases. After the Closing Date, no new real property or warehouse space, with inventory located therein with an aggregate value in excess of $100,000, shall be leased by any Credit Party or any of its Domestic Subsidiaries and no Inventory shall be shipped to a processor or converter under arrangements established after the Closing Date without the prior written consent of Agent (which consent, in Agent's discretion, may be conditioned upon the exclusion from the Borrowing Base of Eligible Inventory at that location or the establishment of Reserves acceptable to Agent) or, unless and until a reasonably satisfactory landlord agreement or bailee letter, as appropriate, shall first have been obtained with respect to such location. Each Credit Party shall timely and fully pay and perform its obligations under all leases and other agreements with respect to each leased location or public warehouse where any Collateral with, in each case, an aggregate value in excess of $100,000 is or may be located unless being contested in good faith by such Credit Party provided, that adequate reserves with respect to such contest are maintained on the books of such Credit Party, in accordance with GAAP. To the extent otherwise permitted hereunder, if any Credit Party proposes to acquire a fee ownership interest in Real Estate after the Closing Date, it shall provide to Agent a mortgage or deed of trust granting Agent a first priority Lien on such Real Estate (subject to Liens permitted under clause (h) of the definition of Permitted Encumbrances), together with environmental audits, mortgage title insurance commitment, real property survey, local counsel opinion(s), and, if required by Agent, supplemental casualty insurance and flood insurance, and such other documents, instruments or agreements reasonably requested by Agent, in each case, in form and substance reasonably satisfactory to Agent and consistent with the types of the foregoing provided by the Credit Parties for Real Estate owned or leased by the Credit Parties as of the Closing Date.

5.10   Further Assurances. Each Credit Party executing this Agreement agrees that it shall and shall cause each other Credit Party, at such Credit Party's expense and upon request of Agent, duly execute and deliver, or cause to be duly executed and delivered, to Agent such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of Agent to carry out more effectively the provisions and purposes of this Agreement or any other Loan Document, including, without limitation, to continue the perfection of any Liens in favor of Agent, on behalf of Agent and the Lenders, in any Collateral.

(a)   Each Credit Party shall (i) cause each Person, upon its becoming a Domestic Subsidiary of such Credit Party (provided that this shall not be construed to constitute consent by any of the Lenders to any transaction not expressly permitted by the terms of this Agreement), promptly to guaranty the Obligations and to grant to Agent, for the benefit of Agent and Lenders, a security interest in the real, personal and mixed property of such Person to secure the Obligations, (ii) pledge, or cause to be pledged, to Agent, for the benefit of Agent and Lenders, all of the Stock of such Domestic Subsidiary owned by such Credit Party to secure the Obligations and (iii) enter into blocked account agreements, if applicable, in form and substance approved by the Agent. The documentation for such guaranty, security and pledge shall be substantially similar to the Loan Documents executed concurrently herewith with such modifications as are reasonably requested by Agent.

5.11   Restructure Advisers. Subject to approval by the Bankruptcy Court, Borrower shall seek approval to retain from the Bankruptcy Court and shall, once such retention is approved, continue to retain Weiser LLP and Berenson & Company as restructuring advisers or retain such other advisor reasonably acceptable to Agent and on terms and conditions reasonably satisfactory to Agent until each Credit Party shall have substantially consummated a plan of reorganization.

6.   NEGATIVE COVENANTS

Each Credit Party executing this Agreement jointly and severally agrees as to all Credit Parties that from and after the date hereof until the Termination Date:

6.1   Mergers, Subsidiaries, Etc. No Credit Party shall directly or indirectly, by operation of law or otherwise, (a) form or acquire any Domestic Subsidiary, or (b) merge or amalgamate with, consolidate with, acquire all or substantially all of the assets or Stock of, or otherwise combine with or acquire, any Person.

6.2   Investments; Loans and Advances. Except as otherwise expressly permitted by this Section 6.2, no Credit Party shall make or permit to exist any investment in, or make, accrue or permit to exist loans or advances of money to, any Person, through the direct or indirect lending of money, holding of securities or otherwise, except that:

(a)   Borrower may hold investments comprised of notes payable, or stock or other securities issued by Account Debtors to Borrower pursuant to negotiated agreements with respect to settlement of such Account Debtor's Accounts in the ordinary course of business;

(b)   each Credit Party may make or permit to exist investments in, or make, accrue or permit to exist loans or advances of money to one or more Credit Parties;

(c)   so long as no Event of Default has occurred and is continuing and there is no outstanding Revolving Loan balance, Borrower may make investments, in:

(i)   marketable direct obligations issued or unconditionally guaranteed by the United States of America or any agency thereof maturing within one year from the date of acquisition thereof;

(ii)   commercial paper maturing no more than one year from the date of creation thereof and currently having the highest rating obtainable from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.,

(iii)   certificates of deposit maturing no more than one year from the date of creation thereof issued by commercial banks incorporated under the laws of the United States of America, each having combined capital, surplus and undivided profits of not less than $300,000,000 and having a senior unsecured rating of "A" or better by a nationally recognized rating agency (an "A Rated Bank"),

(iv)   time deposits maturing no more than thirty (30) days from the date of creation thereof with A Rated Banks; and

(v)   mutual funds that invest solely in one or more of the investments described in clauses (i) through (iv) above;

(d)   Borrower may provide common Stock of Borrower to officers, directors and consultants of any Credit Party pursuant to compensation arrangements with such officers and directors as approved by the board of directors of Borrower;

(e)   transactions permitted under Section 6.3(a)(v) or Section 6.4; and

(f)   Investments existing on the Closing Date, as set forth on DISCLOSURE SCHEDULE 6.2 and any renewals, amendments and replacements there of that do not increase the amount thereof.

6.3   Indebtedness.

(a)   No Credit Party shall create, incur, assume or permit to exist any Indebtedness, except (without duplication):

(i)   Indebtedness secured by purchase money security interests and Capital Leases permitted in Section 6.7;

(ii)   the Loans and the other Obligations;

(iii)   unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law;

(iv) existing Indebtedness described in <u>DISCLOSURE SCHEDULE 6.3</u> and refinancings thereof or amendments or modifications thereto that do not have the effect of increasing the principal amount thereof or changing the amortization thereof (other than to extend the same) and that are otherwise on terms and conditions no less favorable to any Credit Party, Agent or any Lender, in each case as reasonably determined by Agent, than the terms of the Indebtedness being refinanced, amended or modified;

(v) Indebtedness consisting of intercompany loans and advances made by any Credit Party to one or more other Credit Parties;

(vi) Indebtedness in respect of the Senior Notes, in an aggregate principal amount not to exceed $330,000,000;

(vii) Indebtedness permitted under <u>Section 6.6</u>; and

(viii) Indebtedness consisting of intercompany loans and advances by any of Parent's Foreign Subsidiaries to any of the Credit Parties provided that such Indebtedness is and remains subordinated in full to the Obligations as set forth in <u>Section 11.18.</u>

(b) No Credit Party shall, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness, other than (i) the Obligations; (ii) Indebtedness secured by a Permitted Encumbrance if the asset securing such Indebtedness has been sold or otherwise disposed of in accordance with <u>Sections 6.8(b) or (c)</u>; (iii) Indebtedness permitted by <u>Section 6.3(a)(iv)</u> upon any refinancing thereof in accordance with <u>Section 6.3(a)(iv)</u>; (iv) Indebtedness permitted by <u>Section 6.3(a)(v)</u> (subject to the subordination provisions in <u>Section 11.18</u>); and (v) as otherwise permitted in <u>Section 6.14</u>.

6.4   <u>Employee Loans and Affiliate Transactions</u>.

(a) Except as otherwise expressly permitted in this <u>Section 6</u> with respect to Affiliates, no Credit Party shall enter into or be a party to any transaction with any other Credit Party or any Affiliate thereof except (i) in the ordinary course of and pursuant to the reasonable requirements of such Credit Party's business and upon fair and reasonable terms that are no less favorable to such Credit Party than would be obtained in a comparable arm's length transaction with a Person not an Affiliate of such Credit Party. In addition, if any such transaction or series of related transactions involves payments in excess $2,500,000 in the aggregate, the terms of these transactions must be disclosed in advance to Agent (all such transactions involving amounts in excess of $250,000 in each individual case and existing as of the date hereof are described in <u>DISCLOSURE SCHEDULE 6.4(a)</u>; (ii) payment of reasonable compensation (including reasonable bonus and other reasonable incentive arrangements) to officers and employees for services actually rendered to any such Credit Party or any of its Domestic Subsidiaries; (iii) payment of reasonable director's fees as determined by the Parent's board of directors from time to time consistent with the exercise of its fiduciary duties, but in no event to exceed $500,000 in the aggregate for any Fiscal Year; and (iv) Affiliate transactions not prohibited under the terms of this Agreement.

(b)   No Credit Party shall enter into any lending or borrowing transaction with any employees of any Credit Party, except loans to its respective employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes or other ordinary and usual purposes (consistent with past practices of the Credit Parties) and stock option financing up to a maximum of $250,000 to any employee and up to a maximum of $500,000 in the aggregate at any one time outstanding.

6.5   Capital Structure and Business. No Credit Party shall (a) make any changes in any of its business objectives, purposes or operations that could in any way adversely affect the repayment of the Loans or any of the other Obligations or could reasonably be expected to have or result in a Material Adverse Effect, (b) make any change in its capital structure as described in DISCLOSURE SCHEDULE 3.8, including the issuance or sale of any shares of Stock, warrants or other securities convertible into Stock or any revision of the terms of its outstanding Stock; provided, that Parent may issue or sell shares of its Stock for cash so long as (i) the proceeds thereof are applied in prepayment of the Obligations as required by Section 1.3(b)(iii), and (ii) no Change of Control occurs after giving effect thereto, or (c) amend its charter or bylaws or other applicable governing documents, in a manner that would adversely affect Agent or Lenders or such Credit Party's duty or ability to repay the Obligations. No Credit Party shall engage in any business other than the businesses currently engaged in by it or businesses reasonably related thereto.

6.6   Guaranteed Indebtedness. No Credit Party shall create, incur, assume or permit to exist any Guaranteed Indebtedness except (a) by endorsement of instruments or items of payment for deposit to the general account of any Credit Party, (b) for Guaranteed Indebtedness incurred for the benefit of any other Credit Party if the primary obligation is not otherwise prohibited by this Agreement, and (c) Guaranteed Indebtedness incurred pursuant to the German Guaranty.

6.7   Liens. No Credit Party shall create, incur, assume or permit to exist any Lien on or with respect to its Accounts or any of its other properties or assets (whether now owned or hereafter acquired) except for (a) Permitted Encumbrances; (b) Liens in existence on the date hereof and summarized on DISCLOSURE SCHEDULE 6.7 securing the Indebtedness permitted under Section 6.3(a)(i) and permitted refinancings, extensions and renewals thereof, including extensions or renewals of any such Liens; provided, that the principal amount of the Indebtedness so secured is not increased and the Lien does not attach to any other property; and (c) Liens created after the date hereof by conditional sale or other title retention agreements (including Capital Leases) or in connection with purchase money Indebtedness involving the incurrence of an aggregate amount of purchase money Indebtedness and Capital Lease Obligations of not more than $500,000 outstanding at any one time for all such Liens (provided that such Liens attach only to the assets subject to such purchase money debt or proceeds, accessions or replacements thereof and such Indebtedness is incurred within twenty (20) days following such purchase and does not exceed 100% of the purchase price of the subject assets). In addition, no Credit Party shall become a party to any agreement, note, indenture or instrument, or take any other action, that would prohibit the creation of a Lien on any of its properties or other assets or interests therein in favor of Agent, on behalf of itself and Lenders, as additional collateral for the Obligations, except operating leases, Capital Leases or Licenses which prohibit Liens upon the assets that are subject thereto or interest therein. The prohibition contained in this Section 6.7 specifically includes, without limitation, any effort by any Credit Party, any Committee or any other party in interest in the Chapter 11 Cases to create any liens, claims or interests senior or *pari passu* to those granted to Agent and the Lenders under this Agreement, the Loan Documents and the Final Order (and the Interim Order until the Final Order is entered) (other than for the Carve-Out Expenses up to the Carve-Out Amount).

6.8   Sale of Stock and Assets. No Credit Party shall sell, transfer, convey, assign or otherwise dispose of any of its properties or other assets, including the Stock of any of its Subsidiaries (whether in a public or a private offering or otherwise) or any of its Accounts, other than (a) the sale of Inventory in the ordinary course of business; (b) the sale, transfer, conveyance or other disposition by a Credit Party of assets that are obsolete or no longer used or useful in such Credit Party's business and having a book value, not exceeding $3,000,000 in any single transaction or $6,000,000 in the aggregate in any Fiscal Year; (c) other Equipment and Fixtures having a value not exceeding $1,000,000 in any single transaction or $2,000,000 in the aggregate in any Fiscal Year; (d) dispositions set forth in DISCLOSURE SCHEDULE 6.8; provided, that in the case of sales, transfer, conveyances, or the disposition permitted by clauses (b) and (c), (i) the consideration received is at least equal to the fair market value of such assets, (ii) not less than 80% of the consideration for such sale, transfer, conveyance or disposition is in cash, and (iii) no Event of Default then exists or would result from such sale, transfer, conveyance, or disposition; and (e) sales, transfers, conveyances, assignments and other dispositions of assets by a Credit Party to one or more of the other Credit Parties. With respect to any disposition of assets or other properties permitted pursuant to clauses ((b), (c), (d) and (e) above, subject to Section 1.3(b), and so long as no Event of Default shall have occurred and be continuing, the Agent agrees on reasonable prior written notice to release its Lien on such assets or other properties in order to permit the applicable Credit Party to effect such disposition and shall execute and deliver to Borrower, at Borrower's expense, appropriate UCC-3 termination statements and other releases as reasonably requested by Borrower.

6.9   ERISA. No Credit Party shall, or shall cause or permit any ERISA Affiliate to, cause or permit to occur an event that could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA or cause or permit to occur an ERISA Event to the extent such ERISA Event could reasonably be expected to have a Material Adverse Effect.

6.10   Financial Covenants. Borrower shall not breach or fail to comply with any of the Financial Covenants.

6.11   Hazardous Materials. No Credit Party shall cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of the Real Estate where such Release would (a) violate in any respect, or form the basis for any Environmental Liabilities under, any Environmental Laws or Environmental Permits or (b) otherwise adversely impact the value or marketability of any of the Real Estate or any of the Collateral, other than such violations or impacts or Environmental Liabilities that could not reasonably be expected to have a Material Adverse Effect.

6.12   Sale-Leasebacks. No Credit Party shall engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets except those transactions as set forth in DISCLOSURE SCHEDULE 6.12.

6.13   Cancellation of Indebtedness. No Credit Party shall cancel any claim or debt owing to it, except for reasonable consideration negotiated on an arm's length basis and in the ordinary course of its business consistent with past practices.

6.14   Restricted Payments. No Credit Party shall make any Restricted Payment, except (a) intercompany loans and advances between Credit Parties to the extent permitted by Section 6.3, (b) dividends and distributions by Subsidiaries of any Credit Party paid to such Credit Party, (c) employee loans permitted under Section 6.4(b), and (d) payments of principal and interest of Intercompany Notes issued in accordance with Section 6.3.

6.15   Change of Corporate Name or Location; Change of Fiscal Year. No Credit Party shall (a) change its name as it appears in official filings in the state or other jurisdiction of its incorporation or other organization (b) change its chief executive office, principal place of business, corporate offices or warehouses or locations at which Collateral is held or stored, or the location of its records concerning the Collateral, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its state of incorporation or other organization, or (e) change its state of incorporation or organization or organize or incorporate in any additional jurisdictions, in each case without at least thirty (30) days prior written notice to Agent and after Agent's written acknowledgment that any reasonable action requested by Agent in connection therewith, including to continue the perfection of any Liens in favor of Agent, on behalf of Lenders, in any Collateral, has been completed or taken, and provided, that any such new location shall be in the continental United States. No Credit Party shall change its Fiscal Year except that LLC may have a Fiscal Year ending November 30 or December 31.

6.16   No Impairment of Intercompany Transfers. No Credit Party shall directly or indirectly enter into or become bound by any agreement, instrument, indenture or other obligation (other than this Agreement, the other Loan Documents, the Senior Notes, the Amended and Restated Credit Agreement and any agreement evidencing purchase money Indebtedness or Capital Leases) that could directly or indirectly restrict, prohibit or require the consent of any Person with respect to the payment of dividends or distributions or the making or repayment of intercompany loans by a Subsidiary of Parent to any Credit Party or between Credit Parties.

6.17   No Speculative Transactions. No Credit Party shall engage in any transaction involving commodity options, futures contracts or similar transactions, except solely to hedge against fluctuations in the prices of commodities owned or purchased by it and the values of foreign currencies receivable or payable by it and interest swaps, caps or collars.

6.18   Borrowing Availability. At no time shall Borrower have Borrowing Availability of less than $3,000,000.

6.19   Repayment of Indebtedness. Except for the payments of Prepetition claims listed on DISCLOSURE SCHEDULE 6.19, pursuant to a confirmed reorganization plan or as otherwise specifically permitted hereunder, Borrower shall not, without the express prior written consent of Lenders or pursuant to an order of the Bankruptcy Court after notice and hearing, make any payment or transfer with respect to any Lien or Indebtedness incurred or arising prior to the filing of the Chapter 11 Case that is subject to the automatic stay provisions of the

Bankruptcy Code whether by way of "adequate protection" under the Bankruptcy Code or otherwise.

6.20   Reclamation Claims. No Credit Party shall enter into any agreement (a) to return any of its Inventory to any of its creditors for application against any Prepetition Indebtedness, Prepetition trade payables or other Prepetition claims under Section 546(g) of the Bankruptcy Code or (b) to allow any creditor to take any setoff or recoupment against any of its Prepetition Indebtedness, Prepetition trade payables or other Prepetition claims based upon any such return pursuant to Section 553(b)(1) of the Bankruptcy Code or otherwise if, after giving effect to any such agreement, the aggregate amount of Prepetition Indebtedness, Prepetition trade payables and other Prepetition claims subject to all such agreements since the Petition Date would exceed $2,300,000.

6.21   Chapter 11 Claims. No Credit Party shall incur, create, assume, suffer to exist or permit any other superpriority administrative claim which is pari passu with or senior to the Superpriority Claims of Agent and Lenders against Borrower, except as set forth in Section 1.18(a), the Interim Order and the Final Order.

7.   TERM

7.1   Termination. The financing arrangements contemplated hereby shall be in effect until the Commitment Termination Date, and the Loans and all other Obligations shall be automatically due and payable in full on such date.

7.2   Survival of Obligations Upon Termination of Financing Arrangements. Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under this Agreement shall in any way affect or impair the obligations, duties and liabilities of the Credit Parties or the rights of Agent and Lenders relating to any unpaid portion of the Loans or any other Obligations, due or not due, liquidated, contingent or unliquidated, or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is required after the Commitment Termination Date. Except as otherwise expressly provided herein or in any other Loan Document, all undertakings, agreements, covenants, warranties and representations of or binding upon the Credit Parties, and all rights of Agent and each Lender, all as contained in the Loan Documents, shall not terminate or expire, but rather shall survive any such termination or cancellation and shall continue in full force and effect until the Termination Date; provided, that the provisions of Section 11, the payment obligations under Sections 1.15 and 1.16, and the indemnities contained in the Loan Documents shall survive the Termination Date.

7.3   Release of Collateral Upon Termination of Financing Arrangements. On the date of (a) indefeasible repayment in full by Borrower of the Revolving Loans and the cancellation and return (or stand-by guarantee) of all Letters of Credit or the cash collateralization of all Letter of Credit Obligations pursuant to ANNEX B and (b) the permanent reduction of all Revolving Loan Commitments to zero dollars ($0), the Agent and the Lenders shall instruct the Collateral Agent to release the Collateral. In addition, the Agent and the Lenders agree that on and after such date any restriction on any use or disposition of any assets of any Foreign Subsidiary of any Credit Party contained in any Loan Document, including without limitation, (i) the Interest Pledge Agreement and (ii) the Notarial Share Pledge Agreement, shall no longer be enforceable by any Agent or any Lender or by the Collateral Agent on behalf of the Agent or any Lender; provided, that nothing contain in the foregoing shall in any way be deemed to (A) terminate or otherwise impair those expense reimbursement, indemnification or other provisions of this Agreement and the other Loan Documents which by their terms survive repayment of the Obligations and/or termination of the Revolving Loan Commitment or (B) affect the provisions of Section 11.15. In addition to the foregoing, in connection with any refinancing of the Amended and Restated Credit Agreement by the borrowers thereunder, the Agent and the Lenders agree that any restriction on any use or disposition of any assets of any Foreign Subsidiaries of any Credit Party contained in (i) Section 8.4 of the Interest Pledge Agreement and (ii) Section 7.4 of the Notarial Share Pledge Agreement, shall not be enforceable by any Agent or any Lender or by the Collateral Agent on behalf of the Agent or any Lender; provided that the foregoing shall not be deemed to be a waiver of (A) any other provision of such Loan Documents or any other Loan Documents or (B) any Event of Default which would otherwise arise as a result of, or in connection with, such refinancing. For the avoidance of doubt, the obligations of the Agent and the Lenders in this Section 7.3 shall survive the Commitment Termination Date.

8.   EVENTS OF DEFAULT; RIGHTS AND REMEDIES

        8.1   Events of Default. Notwithstanding the provisions of Section 362 of the Bankruptcy Code and without application or motion to the Bankruptcy Court or any notice to any Credit Party, and subject to Section 8.2(b), unless the Agent shall have consented in writing thereto, the occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an "Event of Default" hereunder:

        (a)   Borrower (i) fails to make any payment of principal of, or interest on, or Fees owing in respect of, the Loans or any of the other Obligations when due and payable, or (ii) fails to pay or reimburse Agent or Lenders for any expense reimbursable hereunder or under any other Loan Document within ten (10) days following Agent's demand for such reimbursement or payment of expenses.

        (b)   Any Credit Party fails or neglects to perform, keep or observe any of the provisions of Sections 1.4, 1.8, 1.18, 1.21, 1.22, 5.4(a) or 6, or any of the provisions set forth in ANNEX C or ANNEX G, respectively.

        (c)   Borrower fails or neglects to perform, keep or observe any of the provisions of Section 4.1 or any provisions set forth in ANNEX E or ANNEX F, respectively, and the same shall remain unremedied for three (3) Business Days or more.

        (d)   Any Credit Party fails or neglects to perform, keep or observe any other provision of this Agreement or of any of the other Loan Documents (other than any provision embodied in or covered by any other clause of this Section 8.1) and the same shall remain unremedied for thirty (30) days or more.

        (e)   Except for defaults occasioned by the filing of the Chapter 11 Cases and defaults resulting from Obligations with respect to which the Bankruptcy Code prohibits any

Credit Party from complying or permits any Credit Party not to comply, a default or breach occurs under any other agreement, document or instrument entered into either (x) Prepetition and which is affirmed after the Petition Date or (y) Postpetition, to which any Credit Party is a party that is not cured within any applicable grace period therefor, and such default or breach (i) involves the failure to make any payment when due in respect of any Indebtedness or Guaranteed Indebtedness (other than the Obligations) of any Credit Party in excess of $1,000,000 in the aggregate (including (x) undrawn committed or available amounts and (y) amounts owing to all creditors under any combined or syndicated credit arrangements), or (ii) causes, or permits any holder of such Indebtedness or Guaranteed Indebtedness or a trustee to cause, Indebtedness or Guaranteed Indebtedness or a portion thereof in excess of $1,000,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment, or cash collateral in respect thereof to be demanded, in each case, regardless of whether such default is waived, or such right is exercised, by such holder or trustee.

(f)   Any information contained in any Borrowing Base Certificate is untrue or incorrect in any respect (other than inadvertent, immaterial errors not exceeding $250,000 in the aggregate in any Borrowing Base Certificate), or any representation or warranty herein or in any Loan Document or in any written statement, report, financial statement or certificate (other than a Borrowing Base Certificate) made or delivered to Agent or any Lender by any Credit Party is untrue or incorrect in any material respect as of the date when made or deemed made.

(g)   Assets of any Credit Party with a fair market value of $250,000 or more are attached, seized, levied upon or subjected to a writ or distress warrant, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors of any Credit Party and such condition continues for thirty (30) days or more.

(h)   An Event of Default occurs and is continuing under the Amended and Restated Credit Agreement.

(i)   The Amended and Restated Credit Agreement is terminated for any reason.

(j)   A final judgment or judgments for the payment of money in excess of $500,000 in the aggregate at any time are outstanding against one or more of the Credit Parties (which judgments are not covered by insurance policies, and the same are not, within thirty (30) days after the entry thereof, (unless a later date for payment is provided in which case thirty (30) days thereafter), discharged or execution thereof stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

(k)   Any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Credit Party shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms), or any Lien created under any Loan Document ceases to be a valid and perfected first priority Lien (except as otherwise permitted herein or therein) in any of the Collateral purported to be covered thereby.

(l)   Any Change of Control occurs.

(m)   Any event occurs, whether or not insured or insurable, as a result of which revenue-producing activities cease or are substantially curtailed at facilities of Borrower generating more than 15% of Borrower's consolidated revenues for the Fiscal Year preceding such event and such cessation or curtailment continues for more than thirty (30) days.

(n)   The occurrence of any of the following in any of the Chapter 11 Cases:

(i)   the bringing of a motion, taking of any action or the filing of any plan of reorganization or disclosure statement attendant thereto by a Credit Party in a Chapter 11 Case: (w) to obtain additional financing under Section 364(c) or (d) of the Bankruptcy Code not otherwise permitted pursuant to this Agreement; (x) to grant any Lien other than Permitted Encumbrances upon or affecting any Collateral; (y) except as provided in the Interim or Final Order, as the case may be, to use cash collateral of Agent under Section 363(c) of the Bankruptcy Code without the prior written consent of the Agent and the Lenders; or (z) any other action or actions materially adverse to the Agent and the Lenders or their rights and remedies hereunder or their interest in the Collateral;

(ii)   the filing of any plan of reorganization or disclosure statement attendant thereto by a Credit Party or the entry of an order approving a disclosure statement with respect to a plan of reorganization filed by any other Person that either does not provide for the payment in full in cash of the Obligations under this Agreement or to which the Lenders do not consent or otherwise agree to the treatment of their claims;

(iii)   the entry of an order in any of the Chapter 11 Cases confirming a plan or plans of reorganization that does or do not contain a provision for termination of the Revolving Loan Commitments and repayment (or in the case of Letter of Credit Obligations, cash collateralization or the provision of a backstop Letter of Credit satisfactory to the Agent) in full in cash of all of the Obligations under this Agreement on or before the effective date of such plan or plans;

(iv)   the entry of an order amending, supplementing, staying, vacating or otherwise modifying the Loan Documents (excluding any order approving an amendment to this Agreement which amendment is approved by the requisite number of Lenders hereunder), the Interim Order or the Final Order without the written consent of all of the Lenders or the filing of an appeal or a motion for reconsideration with respect to the Interim Order of the Final Order;

(v)   the Final Order is not entered within forty-five (45) days immediately following the Petition Date;

(vi)   the payment of, or application by the Borrower or any other Credit Party for authority to pay, any Prepetition claim (other than those listed on DISCLOSURE SCHEDULE 6.19) without the Lenders' prior written consent or pursuant to an order of the Bankruptcy Court after notice and hearing unless otherwise permitted under this Agreement;

(vii)   the allowance of any claim or claims under Section 506(c) of the Bankruptcy Code against or with respect to any of the Collateral;

(viii)   the appointment of an interim or permanent trustee in any of the Chapter 11 Cases or the appointment of a receiver or an examiner in any of the Chapter 11 Cases with expanded powers to operate or manage the financial affairs, the business, or reorganization of such Credit Party; or the sale without the Agent's and Lenders' consent, of all or substantially all of such Credit Party's assets either through a sale under Section 363 of the Bankruptcy Code, through a confirmed plan of reorganization in the Chapter 11 Case, or otherwise that does not provide for payment in full of the Obligations and termination of Lenders' commitment to make Loans;

(ix)   the dismissal of any of the Chapter 11 Cases, or the conversion of any of the Chapter 11 Cases from one under Chapter 11 to one under Chapter 7 of the Bankruptcy Code or any Credit Party shall file a motion or other pleading seeking the dismissal of its Chapter 11 Case under Section 1112 of the Bankruptcy Code or otherwise;

(x)   the entry of an order by the Bankruptcy Court granting relief from or modifying the automatic stay of Section 362 of the Bankruptcy Code (x) to allow any creditor to execute upon or enforce a Lien on any Collateral, or (y) with respect to any Lien of, or the granting of any Lien on any Collateral to, any state or local environmental or regulatory agency or authority, which in either case would have a Material Adverse Effect;

(xi)   the filing of a suit or action by a Credit Party or the entry of an order resulting from a suit or action commenced by a Person other than a Credit Party against the Agent or any Lender, that asserts by or on behalf of a Credit Party, the Environmental Protection Agency, any state environmental protection or health and safety agency, or any Committee, any claim or legal or equitable remedy which seeks subordination of the obligations, Superpriority Claims and Liens of Agent or the Lenders;

(xii)   the entry of an order in any of the Chapter 11 Cases avoiding or requiring repayment of any portion of the payments made on account of the Obligations owing under this Agreement;

(xiii)   the failure of any Credit Party to perform any of its obligations under the Interim Order or the Final Order; or

(xiv)   the entry of an order in any of the Chapter 11 Cases granting any other Superpriority Claims or Liens equal or superior to those granted to the Agent and the Lenders under the Interim Order and the Final Order.

8.2   Remedies.

(a)   If any Event of Default has occurred and is continuing, Agent may (and at the written request of the Requisite Lenders shall), notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to or order from, the Bankruptcy Court, suspend the Revolving Loan facility with respect to additional Advances and/or the incurrence of additional Letter of Credit Obligations, whereupon any additional Advances and additional Letter of Credit Obligations shall be made or incurred in Agent's sole discretion (or in the sole discretion of the Requisite Lenders, if such suspension occurred at their direction) so long as such Event of Default is continuing. If any Event of Default has occurred and is continuing, Agent may (and at the written request of Requisite Lenders shall), notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, or order from, the Bankruptcy Court, except as otherwise expressly provided herein, increase the rate of interest applicable to the Loans and the Letter of Credit Fees to the Default Rate.

(b)   If any Event of Default has occurred and is continuing, Agent may (and at the written request of the Requisite Lenders shall), notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, or order from, the Bankruptcy Court: (i) terminate the Revolving Loan facility with respect to further Advances or the incurrence of further Letter of Credit Obligations; (ii) reduce the Revolving Loan Commitments from time to time; (iii) declare all or any portion of the Obligations, including all or any portion of any Loan to be forthwith due and payable, and require that the Letter of Credit Obligations be cash collateralized in the manner set forth in ANNEX B, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by Borrower and each other Credit Party; or (iv) exercise any rights and remedies provided to Agent under the Loan Documents or at law or equity, including all remedies provided under the Code, and pursuant to the Interim Order and the Final Order, the automatic stay of Section 362 of the Bankruptcy Code shall be automatically modified and vacated to permit Lenders to exercise their remedies under this Agreement and the Loan Documents, without further application or motion to, or order from, the Bankruptcy Court; provided, however, notwithstanding anything to the contrary contained herein, the Agent shall be permitted to exercise any remedy in the nature of a liquidation of, or foreclosure on, any interest of Borrower or any other Credit Party in the Collateral only upon five (5) days' prior written notice to Borrower and counsel (as approved by the Bankruptcy Court) for the Committee. Upon the occurrence of an Event of Default and the exercise by Lenders of their rights and remedies under this Agreement and the other Loan Documents, Borrower shall assist Lenders in effecting a sale or other disposition of the Collateral upon such terms as are designed to maximize the proceeds obtainable from such sale or other disposition.

8.3   Waivers by Credit Parties. Except as otherwise provided for in this Agreement or by applicable law, each Credit Party waives (a) presentment, demand and protest and notice of presentment, dishonor, notice of intent to accelerate, notice of acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents, instruments, chattel paper and guaranties at any time held by Agent on which any Credit Party may in any way be liable, and hereby ratifies and confirms whatever Agent may do in this regard, (b) all rights to notice and a hearing prior to Agent's taking possession or control of, or to Agent's replevy, attachment or levy upon, the Collateral or any bond or security that might be required by any court prior to allowing Agent to exercise any of its remedies, and (c) the benefit of all valuation, appraisal, marshaling and exemption laws.

9.   ASSIGNMENT AND PARTICIPATIONS; APPOINTMENT OF AGENT

      9.1   <u>Assignment and Participations</u>.

      (a)   Subject to the terms of this <u>Section 9.1</u>, any Lender may make an assignment to a Qualified Assignee (who has complied with the requirements of <u>Section 1.15(c)</u>)of, or sell participations in, at any time or times, the Loan Documents, Revolving Loans, Letter of Credit Obligations and any Revolving Loan Commitment or any portion thereof or interest therein, including any Lender's rights, title, interests, remedies, powers or duties thereunder. Any assignment by a Lender shall: (i) require the consent of Agent (which consent shall not be unreasonably withheld or delayed with respect to a Qualified Assignee) and the execution of an assignment agreement (an "<u>Assignment Agreement</u>") substantially in the form attached hereto as **Error! Reference source not found.** and otherwise in form and substance reasonably satisfactory to, and acknowledged by, Agent; (ii) be conditioned on such assignee Lender representing to the assigning Lender and Agent that it is purchasing the applicable Loans to be assigned to it for its own account, for investment purposes and not with a view to the distribution thereof; (iii) after giving effect to any such partial assignment, the assignee Lender shall have Revolving Loan Commitments in an amount at least equal to $5,000,000 and the assigning Lender shall have retained Revolving Loan Commitments in an amount at least equal to $5,000,000; (iv) include a payment to Agent of an assignment fee of $3,500; and (v) so long as no Event of Default has occurred and is continuing, require the consent of Borrower, which shall not be unreasonably withheld or delayed; <u>provided</u> that no such consent of Borrower shall be required for an assignment to a Qualified Assignee. In the case of an assignment by a Lender under this <u>Section 9.1</u>, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as all other Lenders hereunder. The assigning Lender shall be relieved of its obligations hereunder with respect to its Revolving Loan Commitments or assigned portion thereof from and after the date of such assignment. Borrower hereby acknowledges and agrees that any assignment shall give rise to a direct obligation of Borrower to the assignee and that the assignee shall be considered to be a "<u>Lender</u>". In all instances, each Lender's liability to make Loans hereunder shall be several and not joint and shall be limited to such Lender's Pro Rata Share of the Revolving Loan Commitment. In the event Agent or any Lender assigns or otherwise transfers all or any part of the Obligations, Agent or any such Lender shall so notify Borrower and Borrower shall, upon the request of Agent or such Lender, execute new Notes in exchange for the Notes, if any, being assigned. Notwithstanding the foregoing provisions of this <u>Section 9.1(a)</u>, any Lender may at any time pledge the Obligations held by it and such Lender's rights under this Agreement and the other Loan Documents to a Federal Reserve Bank, and any Lender that is an investment fund may assign the Obligations held by it and such Lender's rights under this Agreement and the other Loan Documents to another investment fund managed by the same investment advisor; <u>provided</u>, that no such pledge to a Federal Reserve Bank shall release such Lender from such Lender's obligations hereunder or under any other Loan Document.

      (b)   Any participation by a Lender of all or any part of its Revolving Loan Commitments shall be made with the understanding that all amounts payable by Borrower hereunder shall be determined as if that Lender had not sold such participation, and that the holder of any such participation shall not be entitled to require such Lender to take or omit to take any action hereunder except actions directly affecting (i) any reduction in the principal amount of, or interest rate or Fees payable with respect to, any Loan in which such holder participates, (ii) any extension of the scheduled amortization of the principal amount of any Loan in which such holder participates or the final maturity date thereof, and (iii) any release of all or substantially all of the Collateral (other than in accordance with the terms of this Agreement, the Collateral Documents or the other Loan Documents). Solely for purposes of Sections 1.13, 1.15, 1.16 and 9.9, Borrower acknowledges and agrees that a participation shall give rise to a direct obligation of Borrower to the participant and the participant shall be considered to be a "Lender". Except as set forth in the preceding sentence neither Borrower nor any other Credit Party shall have any obligation or duty to any participant. Neither Agent nor any Lender (other than the Lender selling a participation) shall have any duty to any participant and may continue to deal solely with the Lender selling a participation as if no such sale had occurred.

(c) Except as expressly provided in this Section 9.1, no Lender shall, as between Borrower and that Lender, or Agent and that Lender, be relieved of any of its obligations hereunder as a result of any sale, assignment, transfer or negotiation of, or granting of participation in, all or any part of the Loans, the Notes or other Obligations owed to such Lender.

(d) Each Credit Party executing this Agreement shall assist any Lender permitted to sell assignments or participations under this Section 9.1 as reasonably required to enable the assigning or selling Lender to effect any such assignment or participation, including the execution and delivery of any and all agreements, notes and other documents and instruments as shall be requested and, if requested by Agent, the preparation of informational materials for, and the participation of management in meetings with, potential assignees or participants. Each Credit Party executing this Agreement shall certify the correctness, completeness and accuracy of all descriptions of the Credit Parties and their respective affairs contained in any selling materials provided by them and all other information provided by them and included in such materials.

(e) Any Lender may furnish any information concerning Credit Parties in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants); provided that such Lender shall obtain from assignees or participants confidentiality covenants substantially equivalent to those contained in Section 11.8.

9.2 Appointment of Agent. Each Lender hereby designates and appoints GE Capital as Agent under this Agreement and the other Loan Documents, and each Lender hereby irrevocably authorizes the Agent to execute and deliver the Collateral Documents and to take such action or to refrain from taking such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are set forth herein or therein, together with such other powers which are reasonably incidental thereto. The Agent is specifically authorized to consent, by and on behalf of each Lender, to an Interim Order substantially in the form attached hereto as **Error! Reference source not found.** and to a Final Order to be negotiated between Borrower, Agent and the Committee. The provisions of this Section 9.2 are solely for the benefit of Agent and Lenders and no Credit Party nor any other Person shall have any rights as a third party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement and the other Loan Documents, Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for any Credit Party or any other Person. Agent shall have no duties or responsibilities except for those expressly set forth in this Agreement and the other Loan Documents. The duties of Agent shall be mechanical and administrative in nature and Agent shall not have, or be deemed to have, by reason of this Agreement, any other Loan Document or otherwise a fiduciary relationship in respect of any Lender. Except as expressly set forth in this Agreement and the other Loan Documents, Agent shall have no duty to disclose, and shall not be liable for failure to disclose, any information relating to any Credit Party or any of their respective Domestic Subsidiaries or any Account Debtor that is communicated to or obtained by Agent or any of its Affiliates in any capacity. Neither Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender for any action taken or omitted to be taken by it hereunder or under any other Loan Document, or in connection herewith or therewith, except for damages caused by its or their own gross negligence or willful misconduct.

If Agent shall request instructions from Requisite Lenders, Supermajority Lenders or all affected Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Loan Document, then Agent shall be entitled to refrain from such act or taking such action unless and until Agent shall have received instructions from Requisite Lenders, Supermajority Lenders or all affected Lenders, as the case may be, and Agent shall not incur liability to any Person by reason of so refraining. Agent shall be fully justified in failing or refusing to take any action hereunder or under any other Loan Document (a) if such action would, in the opinion of Agent, be contrary to law or the terms of this Agreement or any other Loan Document, (b) if such action would, in the opinion of Agent, expose Agent to Environmental Liabilities or (c) if Agent shall not first be indemnified to its satisfaction against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Without limiting the foregoing, no Lender shall have any right of action whatsoever against Agent as a result of Agent acting or refraining from acting hereunder or under any other Loan Document in accordance with the instructions of Requisite Lenders, Supermajority Lenders or all affected Lenders, as applicable.

9.3   Agent's Reliance, Etc. Neither Agent nor any of its Affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement or the other Loan Documents, except for damages caused by its or their own gross negligence or willful misconduct. Without limiting the generality of the foregoing, Agent: (a) may treat the payee of any Note as the holder thereof until Agent receives written notice of the assignment or transfer thereof signed by such payee and in form reasonably satisfactory to Agent; (b) may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts; (c) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made in or in connection with this Agreement or the other Loan Documents; (d) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the other Loan Documents on the part of any Credit Party or to inspect the Collateral (including the books and records) of any Credit Party; (e) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; and (f) shall incur no liability under or in respect of this Agreement or the other Loan Documents by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopy, telegram, cable or telex) believed by it to be genuine and signed or sent by the proper party or parties.

9.4   GE Capital and Affiliates. With respect to its Revolving Loan Commitments hereunder, GE Capital shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise the same as though it were not Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include GE Capital in its individual capacity. GE Capital and its Affiliates may lend money to, invest in, and generally engage in any kind of business with, any Credit Party, any of their Affiliates and any Person who may do business with or own securities of any Credit Party or any such Affiliate, all as if GE Capital were not Agent and without any duty to account therefor to Lenders. GE Capital and its Affiliates may accept Fees and other consideration from any Credit Party for services in connection with this Agreement or otherwise without having to account for the same to Lenders. Each Lender acknowledges the potential conflict of interest between GE Capital as a Lender holding disproportionate interests in the Loans and GE Capital as Agent.

9.5   Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon Agent or any other Lender and based on the Financial Statements referred to in Section 3.4(a) and such other documents and information as it has deemed appropriate, made its own credit and financial analysis of the Credit Parties and its own decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement. Each Lender acknowledges the potential conflict of interest of each other Lender as a result of Lenders holding disproportionate interests in the Loans, and expressly consents to, and waives any claim based upon, such conflict of interest.

9.6   Indemnification. Lenders agree to indemnify Agent (to the extent not reimbursed by Credit Parties and without limiting the obligations of Credit Parties hereunder), ratably according to their respective Pro Rata Shares, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against Agent in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or omitted to be taken by Agent in connection therewith; provided, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from Agent's gross negligence or willful misconduct. Without limiting the foregoing, each Lender agrees to reimburse Agent promptly upon demand for its ratable share of any out-of-pocket expenses (including reasonable counsel fees) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement and each other Loan Document, to the extent that Agent is not reimbursed for such expenses by Credit Parties.

9.7   Successor Agent. Agent may resign at any time by giving not less than thirty (30) days' prior written notice thereof to Lenders and Borrower. Upon any such resignation, the Requisite Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Requisite Lenders and shall have accepted such appointment within thirty (30) days after the resigning Agent's giving notice of resignation, then the resigning Agent may, on behalf of Lenders, appoint a successor Agent, which shall be a Lender, if a Lender is willing to accept such appointment, or otherwise shall be a commercial bank or financial institution or a subsidiary of a commercial bank or financial institution if such commercial bank or financial institution is organized under the laws of the United States of America or of any State thereof and has a combined capital and surplus of at least $300,000,000. If no successor Agent has been appointed pursuant to the foregoing, within thirty (30) days after the date such notice of resignation was given by the resigning Agent, such resignation shall become effective and the Requisite Lenders shall thereafter perform all the duties of Agent hereunder until such time, if any, as the Requisite Lenders appoint a successor Agent as provided above. Any successor Agent appointed by Requisite Lenders hereunder shall be subject to the approval of Borrower, such approval not to be unreasonably withheld or delayed; <u>provided</u> that such approval shall not be required if a Default or an Event of Default has occurred and is continuing. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the resigning Agent. Upon the earlier of the acceptance of any appointment as Agent hereunder by a successor Agent or the effective date of the resigning Agent's resignation, the resigning Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents, except that any indemnity rights or other rights in favor of such resigning Agent shall continue. After any resigning Agent's resignation hereunder, the provisions of this <u>Section 9</u> shall inure to its benefit as to any actions taken or omitted to be taken by it while it was acting as Agent under this Agreement and the other Loan Documents.

   9.8 <u>Setoff and Sharing of Payments</u>. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default and subject to <u>Section 9.9(f)</u>, each Lender is hereby authorized (notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, or order from, the Bankruptcy Court) at any time or from time to time, without notice to any Credit Party or to any other Person other than Agent, any such notice being hereby expressly waived, to offset and to appropriate and to apply any and all balances held by it at any of its offices for the account of Borrower or any Guarantor (regardless of whether such balances are then due to Borrower or such Guarantor) and any other properties or assets at any time held or owing by that Lender or that holder to or for the credit or for the account of Borrower or such Guarantor against and on account of any of the Obligations that are not paid when due. Any Lender exercising a right of setoff or otherwise receiving any payment on account of the Obligations in excess of its Pro Rata Share thereof shall purchase for cash (and the other Lenders or holders shall sell) such participations in each such other Lender's or holder's Pro Rata Share of the Obligations as would be necessary to cause such Lender to share the amount so offset or otherwise received with each other Lender or holder in accordance with their respective Pro Rata Shares (other than offset rights exercised by any Lender with respect to <u>Sections 1.13, 1.15 or 1.16</u>). Each Lender's obligation under this <u>Section 9.8</u> shall be in addition to and not in limitation of its obligations to purchase a participation in an amount equal to its Pro Rata Share of the Swing Line Loans under <u>Section 1.1</u>. Each Credit Party agrees, to the fullest extent permitted by law (notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, or order from, the Bankruptcy Court), that (a) any Lender may exercise its right to offset with respect to amounts in excess of its Pro Rata Share of the Obligations and may sell participations in such amounts so offset to other Lenders and holders and (b) any Lender so purchasing a participation in the Loans made or other Obligations held by other Lenders or holders may exercise all rights of offset, bankers' lien, counterclaim or similar rights with respect to such participation as fully as if such Lender or holder were a direct holder of the Loans and the other Obligations in the amount of such participation. Notwithstanding the foregoing, if all or any portion of the offset amount or payment otherwise received is thereafter recovered from the Lender that has exercised the right of offset, the purchase of participations by that Lender shall be rescinded and the purchase price restored without interest.

9.9 Advances; Payments; Non-Funding Lenders; Information; Actions in Concert.

(a) Advances; Payments.

(i) Revolving Lenders shall refund or participate in the Swing Line Loan in accordance with clause (iii) of Section 1.1(b). If the Swing Line Lender declines to make a Swing Line Loan or if Swing Line Availability is zero, Agent shall notify Revolving Lenders, promptly after receipt of a Notice of Revolving Credit Advance and in any event prior to 1:00 p.m. (New York time) on the date such Notice of Revolving Credit Advance is received, by telecopy, telephone or other similar form of transmission. Each Revolving Lender shall make the amount of such Revolving Lender's Pro Rata Share of such Revolving Credit Advance available to Agent in same day funds by wire transfer to Agent's account as set forth in **Error! Reference source not found.** not later than 3:00 p.m. (New York time) on the requested funding date, in the case of an Index Rate Loan, and not later than 11:00 a.m. (New York time) on the requested funding date, in the case of a LIBOR Loan. After receipt of such wire transfers (or, in the Agent's sole discretion, before receipt of such wire transfers), subject to the terms hereof, Agent shall make the requested Revolving Credit Advance to Borrower. All payments by each Revolving Lender shall be made without setoff, counterclaim or deduction of any kind.

(ii) On the second (2nd) Business Day of each calendar week or more frequently at Agent's election (each, a "Settlement Date"), Agent shall advise each Lender by telephone, or telecopy of the amount of such Lender's Pro Rata Share of principal, interest and Fees paid for the benefit of Lenders with respect to each applicable Loan. Provided that each Lender has funded all payments or Advances required to be made by it and has purchased all participations required to be purchased by it under this Agreement and the other Loan Documents as of such Settlement Date, Agent shall pay to each Lender such Lender's Pro Rata Share of principal, interest and Fees paid by Borrower since the previous Settlement Date for the benefit of such Lender on the Loans held by it. To the extent that any Lender (a "Non-Funding Lender") has failed to fund all such payments and Advances or failed to fund the purchase of all such participations, Agent shall be entitled to set off the funding short-fall against that Non-Funding Lender's Pro Rata Share of all payments received from Borrower. Such payments shall be made by wire transfer to such Lender's account (as specified by such Lender in **Error! Reference source not found.** or the applicable Assignment Agreement) not later than 2:00 p.m. (New York time) on the next Business Day following each Settlement Date.

(b) Availability of Lender's Pro Rata Share. Agent may assume that each Revolving Lender will make its Pro Rata Share of each Revolving Credit Advance available to

Agent on each funding date. If such Pro Rata Share is not, in fact, paid to Agent by such Revolving Lender when due, Agent will be entitled to recover such amount on demand from such Revolving Lender without setoff, counterclaim or deduction of any kind. If any Revolving Lender fails to pay the amount of its Pro Rata Share forthwith upon Agent's demand, Agent shall promptly notify Borrower shall immediately repay such amount to Agent. Nothing in this Section 9.9(b) or elsewhere in this Agreement or the other Loan Documents shall be deemed to require Agent to advance funds on behalf of any Revolving Lender or to relieve any Revolving Lender from its obligation to fulfill its Revolving Loan Commitments hereunder or to prejudice any rights that Borrower may have against any Revolving Lender as a result of any default by such Revolving Lender hereunder. To the extent that Agent advances funds to Borrower on behalf of any Revolving Lender and is not reimbursed therefor on the same Business Day as such Advance is made, Agent shall be entitled to retain for its account all interest accrued on such Advance until reimbursed by the applicable Revolving Lender.

(c)   Return of Payments.

(i)   If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from Borrower and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind.

(ii)   If Agent determines at any time that any amount received by Agent under this Agreement must be returned to Borrower or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to Borrower or such other Person, without setoff, counterclaim or deduction of any kind.

(d)   Non-Funding Lenders. The failure of any Non-Funding Lender to make any Revolving Credit Advance or any payment required by it hereunder or to purchase any participation in any Swing Line Loan to be made or purchased by it on the date specified therefor shall not relieve any other Lender (each such other Revolving Lender, an "Other Lender") of its obligations to make such Advance or purchase such participation on such date, but neither any Other Lender nor Agent shall be responsible for the failure of any Non-Funding Lender to make an Advance, purchase a participation or make any other payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a "Lender" or a "Revolving Lender"(or be included in the calculation of "Requisite Lenders," or "Supermajority Lenders" hereunder) for any voting or consent rights under or with respect to any Loan Document. At Borrower's request, Agent or a Person reasonably acceptable to Agent shall have the right with Agent's consent and in Agent's sole discretion (but shall have no obligation) to purchase from any Non-Funding Lender, and each Non-Funding Lender agrees that it shall, at Agent's request, sell and assign to Agent or such Person, all of the Revolving Loan Commitments of that Non-Funding Lender for an amount equal to the principal balance of all Loans held by such Non-Funding Lender and all accrued interest and fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

(e)   <u>Dissemination of Information</u>. Agent shall use reasonable efforts to provide Lenders with any notice of Default or Event of Default received by Agent from, or delivered by Agent to, any Credit Party, with notice of any Event of Default of which Agent has actually become aware and with notice of any action taken by Agent following any Event of Default; <u>provided</u>, that Agent shall not be liable to any Lender for any failure to do so, except to the extent that such failure is attributable to Agent's gross negligence or willful misconduct. Lenders acknowledge that Borrower is required to provide Financial Statements and Collateral Reports to Lenders in accordance with <u>ANNEX E</u> and <u>ANNEX F</u> hereto and agree that Agent shall have no duty to provide the same to Lenders.

(f)   <u>Actions in Concert</u>. Anything in this Agreement to the contrary notwithstanding, each Lender hereby agrees with each other Lender that no Lender shall take any action to protect or enforce its rights arising out of this Agreement or the Notes (including exercising any rights of setoff) without first obtaining the prior written consent of Agent and Requisite Lenders, it being the intent of Lenders that any such action to protect or enforce rights under this Agreement and the Notes shall be taken in concert and at the direction or with the consent of Agent or Requisite Lenders.

(g)   <u>Collateral Matters</u>.

(i)   Agent is authorized on behalf of all Lenders, without the necessity of any notice to or further consent from the Lenders from time to time to take any action with respect to any Collateral or the Collateral Documents which may be necessary to perfect or publish and maintain perfected or published the security interest in and Liens upon the Collateral granted pursuant to such Collateral Documents.

(ii)   The Lenders irrevocably authorize Agent, at its option and in its discretion, to release any Lien granted to or held by Agent upon any Collateral (1) upon the Termination Date; (2) constituting property sold or to be sold or disposed of as part of or in connection with any Asset Disposition permitted under this Agreement; (3) constituting property leased to Borrower or any Domestic Subsidiary of Borrower under a lease which has expired or been terminated in a transaction permitted under this Agreement or is about to expire and which has not been, and is not intended by Borrower or such Domestic Subsidiary to be, renewed or extended; (4) consisting of an instrument evidencing Indebtedness if the Indebtedness evidenced thereby has been paid in full; or (5) if approved, authorized or ratified in writing by the Requisite Lenders, Supermajority Lenders or all the Lenders, as the case may be, as provided in this Agreement. Upon request by the Agent at any time, the Lenders will confirm in writing Agent's authority to release particular types or items of Collateral pursuant to this <u>Section 9.9(g)(ii)</u>, <u>provided</u>, that the absence of any such confirmation for whatever reason shall not affect Agent's rights under this <u>Section 9.9(g)</u>.

10.   SUCCESSORS AND ASSIGNS

    10.1   Successors and Assigns. This Agreement and the other Loan Documents shall be binding on and shall inure to the benefit of each Credit Party, Agent, Lenders and their respective successors and assigns (including, in the case of any Credit Party, a debtor-in-possession on behalf of such Credit Party), except as otherwise provided herein or therein. No Credit Party may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder or under any of the other Loan Documents without the prior express written consent of Agent and Lenders. Any such purported assignment, transfer, hypothecation or other conveyance by any Credit Party without the prior express written consent of Agent and Lenders shall be void. The terms and provisions of this Agreement are for the purpose of defining the relative rights and obligations of each Credit Party, Agent and Lenders with respect to the transactions contemplated hereby and no Person shall be a third party beneficiary of any of the terms and provisions of this Agreement or any of the other Loan Documents.

11.   MISCELLANEOUS

    11.1   Complete Agreement; Modification of Agreement. The Loan Documents constitute the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except as set forth in Section 11.2. Any letter of interest, commitment letter, fee letter (other than the GE Capital Fee Letter) or confidentiality agreement, if any, between any Credit Party and Agent or any Lender or any of their respective Affiliates, predating this Agreement and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement.

    11.2   Amendments and Waivers.

        (a)   Except for actions expressly permitted to be taken by Agent, no amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document, or any consent to any departure by any Credit Party therefrom, shall in any event be effective unless the same shall be in writing and signed by (i) Agent, (ii) Borrower, and (iii) Requisite Lenders, Supermajority Lenders or all affected Lenders, as applicable. Except as set forth in clauses (b) and (c) below, all such amendments, modifications, terminations or waivers requiring the consent of any Lenders shall require the written consent of Requisite Lenders.

        (b)   No amendment, modification, termination or waiver of or consent with respect to any provision of this Agreement that increases the percentage advance rates set forth in the definition of the Borrowing Base, or that makes less restrictive the nondiscretionary criteria for exclusion from Eligible Accounts and Eligible Inventory set forth in Sections 1.6 and 1.7, shall be effective unless the same shall be in writing and signed by Agent, Supermajority Lenders and Borrower. No amendment, modification, termination or waiver of or consent with respect to any provision of this Agreement that waives compliance with the conditions precedent set forth in Section 2.2 to the making of any Loan or the incurrence of any Letter of Credit Obligations shall be effective unless the same shall be in writing and signed by Agent, Requisite Lenders and Borrower. Notwithstanding anything contained in this Agreement to the contrary, no waiver or consent with respect to any Default or any Event of Default shall be effective for purposes of the conditions precedent to the making of Loans or the incurrence of Letter of Credit Obligations set forth in Section 2.2 unless the same shall be in writing and signed by Agent, Requisite Lenders and Borrower.

(c)   No amendment, modification, termination or waiver shall, unless in writing and signed by Agent and each Revolving Lender directly affected thereby: (i) increase the principal amount of any Lender's Revolving Loan Commitment (which action shall be deemed to directly affect all Lenders; (ii) reduce the principal of, rate of interest on or Fees payable with respect to any Revolving Loan or Letter of Credit Obligation of any affected Lender; (iii) extend any scheduled payment date (other than payment dates of mandatory prepayments under Section 1.3(b)(ii)-1.3(b)(iv)) or final maturity date of the principal amount of any Loan of any affected Lender; (iv) waive, forgive, defer, extend or postpone any payment of interest or Fees as to any affected Lender; (v) release any Guaranty or, except as otherwise permitted herein or in the other Loan Documents, release, or permit any Credit Party to sell or otherwise dispose of, any Collateral with a value exceeding $5,000,000 in the aggregate (which action shall be deemed to directly affect all Lenders); (vi) change the percentage of the Revolving Loan Commitment or of the aggregate unpaid principal amount of the Loans that shall be required for Lenders or any of them to take any action hereunder; and (vii) amend or waive this Section 11.2 or the definitions of the terms "Requisite Lenders," or "Supermajority Lenders" insofar as such definitions affect the substance of this Section 11.2. Furthermore, no amendment, modification, termination or waiver affecting the rights or duties of Agent or L/C Issuer under this Agreement or any other Loan Document shall be effective unless in writing and signed by Agent or L/C Issuer, as the case may be, in addition to Lenders required hereinabove to take such action. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given. No amendment, modification, termination or waiver shall be required for Agent to take additional Collateral pursuant to any Loan Document. No amendment, modification, termination or waiver of any provision of any Note shall be effective without the written concurrence of the holder of that Note. No notice to or demand on any Credit Party in any case shall entitle such Credit Party or any other Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 11.2 shall be binding upon each holder of the Notes at the time outstanding and each future holder of the Notes.

(d)   If, in connection with any proposed amendment, modification, waiver or termination (a "Proposed Change"):

(i)   requiring the consent of all affected Lenders, the consent of Requisite Lenders is obtained, but the consent of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained as described in this clause (i) and in clauses (ii), (iii) and (iv) below being referred to as a "Non-Consenting Lender");

(ii)   requiring the consent of Requisite Lenders, the consent of Lenders holding 51% or more of the aggregate Revolving Loan Commitments is obtained, but the consent of Requisite Lenders is not obtained;

(iii)	requiring the consent of Supermajority Lenders, the consent of Requisite Lenders is obtained, but the consent of Supermajority Lenders is not obtained; or

(iv)	requiring the consent of Requisite Lenders, the consent of Revolving Lenders holding 51% or more of the aggregate Revolving Loan Commitments is obtained, but the consent of Requisite Lenders is not obtained;

then, so long as Agent is not a Non-Consenting Lender, at Borrower's request, Agent or a Person reasonably acceptable to Agent shall have the right with Agent's consent and in Agent's sole discretion (but shall have no obligation) to purchase from such Non-Consenting Lenders, and such Non-Consenting Lenders agree that they shall, upon Agent's request, sell and assign to Agent or such Person, all of the Revolving Loan Commitments of such Non-Consenting Lenders for an amount equal to the principal balance of all Loans held by the Non-Consenting Lenders and all accrued interest and Fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

(e)	In addition to any Liens to be released in accordance with the provisions of Section 6.8, upon payment in full in cash and performance of all of the Obligations (other than indemnification Obligations), termination of the Revolving Loan Commitments and a release of all claims against Agent and Lenders, and so long as no suits, actions, proceedings or claims are pending or threatened against any Indemnified Person asserting any damages, losses or liabilities that are Indemnified Liabilities, Agent shall deliver to Borrower termination statements, mortgage releases and other documents necessary or appropriate to evidence the termination of the Liens securing payment of the Obligations.

11.3	Fees and Expenses. Borrower shall reimburse (i) Agent for all fees, costs and expenses (including the reasonable fees and expenses of all of its counsel, advisors, consultants and auditors) and (ii) Agent (and, with respect to clauses (c) and (d) below, all Lenders) for all fees, costs and expenses, including the reasonable fees, costs and expenses of counsel or other advisors (including environmental and management consultants and appraisers), incurred in connection with the negotiation, preparation and filing and/or recordation of the Loan Documents and incurred in connection with:

(a)	the forwarding to Borrower or any other Person on behalf of Borrower by the Agent of the proceeds of any Loan (including a wire transfer fee of $15 per wire transfer);

(b)	any amendment, modification or waiver of, consent with respect to, or termination of, any of the Loan Documents or advice in connection with the syndication and administration of the Loans made pursuant hereto or its rights hereunder or thereunder;

(c)	any litigation, contest, dispute, suit, proceeding or action (whether instituted by Agent, any Lender, any Credit Party or any other Person and whether as a party, witness or otherwise) in any way relating to the Collateral, any of the Loan Documents, or any other agreement to be executed or delivered in connection herewith or therewith, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against any or all of the Credit Parties or any other Person that may be obligated to Agent by virtue of the Loan Documents; including any such litigation, contest, dispute, suit, proceeding or action arising in connection with any work-out or restructuring of the Loans during the pendency of one or more Events of Default; provided that in the case of reimbursement of counsel for Lenders other than Agent, such reimbursement shall be limited to one counsel for all such Lenders; provided, further, that no Person shall be entitled to reimbursement under this clause (c) in respect of any litigation, contest, dispute, suit, proceeding or action to the extent any of the foregoing results from such Person's gross negligence or willful misconduct;

(d) any attempt to enforce any remedies of Agent against any or all of the Credit Parties or any other Person that may be obligated to Agent or any Lender by virtue of any of the Loan Documents, including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the Loans during the pendency of one or more Events of Default; provided, that in the case of reimbursement of counsel for Lenders other than Agent, such reimbursement shall be limited to one counsel for all such Lenders;

(e) any workout or restructuring of the Loans during the pendency of one or more Events of Default; and

(f) the obtaining of approval of the Loan Documents by the Bankruptcy Court, as well as the entry of the Interim Order and Final Order in forms satisfactory to Agent and Lenders;

(g) the preparation and review of pleadings, documents and reports related to the Chapter 11 Cases and any subsequent case under Chapter 7 of the Bankruptcy Code, attendance at meetings, court hearings or conferences related to the Chapter 11 Cases and any subsequent case under Chapter 7 of the Bankruptcy Code, and general monitoring of the Chapter 11 Cases and any subsequent case under Chapter 7 of the Bankruptcy Code.

(h) efforts to (i) monitor the Loans or any of the other Obligations, (ii) evaluate, observe or assess any of the Credit Parties or their respective affairs, and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral; including, as to each of clauses (a) through (g) above, all reasonable attorneys' and other professional and service providers' fees arising from such services and other advice, assistance or other representation, including those in connection with any appellate proceedings, and all expenses, costs, charges and other fees incurred by such counsel and others in connection with or relating to any of the events or actions described in this Section 11.3, all of which shall be payable, on demand, by Borrower to Agent. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: fees, costs and expenses of accountants, environmental advisors, appraisers, investment bankers, management and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or telecopy charges; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

11.4 No Waiver. Agent's or any Lender's failure, at any time or times, to require strict performance by the Credit Parties of any provision of this Agreement or any other Loan Document shall not waive, affect or diminish any right of Agent or such Lender thereafter to demand strict compliance and performance herewith or therewith. Any suspension or waiver of an Event of Default shall not suspend, waive or affect any other Event of Default whether the same is prior or subsequent thereto and whether the same or of a different type. Subject to the provisions of <u>Section 11.2</u>, none of the undertakings, agreements, warranties, covenants and representations of any Credit Party contained in this Agreement or any of the other Loan Documents and no Default or Event of Default by any Credit Party shall be deemed to have been suspended or waived by Agent or any Lender, unless such waiver or suspension is by an instrument in writing signed by an officer of or other authorized employee of Agent and the applicable required Lenders, and directed to Borrower specifying such suspension or waiver.

11.5   <u>Remedies</u>. Agent's and Lenders' rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies that Agent or any Lender may have under any other agreement, including the other Loan Documents, by operation of law or otherwise. Recourse to the Collateral shall not be required.

11.6   <u>Severability</u>. Wherever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such other Loan Document.

11.7   <u>Conflict of Terms</u>. Except as otherwise provided in this Agreement or any of the other Loan Documents by specific reference to the applicable provisions of this Agreement, if any provision contained in this Agreement conflicts with any provision in any of the other Loan Documents, the provision contained in this Agreement shall govern and control.

11.8   <u>Confidentiality</u>. Agent and each Lender agree to use commercially reasonable efforts (equivalent to the efforts Agent or such Lender applies to maintaining the confidentiality of its own confidential information) to maintain as confidential all confidential information provided to them by the Credit Parties for a period of two (2) years following the Termination Date, except that Agent and any Lender may disclose such information (a) to Persons employed or engaged by Agent or such Lender; (b) to any bona fide assignee or participant or potential assignee or participant that has agreed to comply with the covenant contained in this <u>Section 11.8</u> which shall be enforceable by any or all of the Credit Parties (and any such bona fide assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in <u>clause (a)</u> above); (c) as required or requested by any Governmental Authority or reasonably believed by Agent or such Lender to be compelled by any court decree, subpoena or legal or administrative order or process (and Agent agrees to use its reasonable efforts to give notice to Credit Parties to enable Credit Parties to get a protective order or other legal protection to preserve the confidentiality of the information); (d) as, on the advice of Agent's or such Lender's counsel, is required by law (and Agent agrees to use its reasonable efforts to give prior notice to Credit Parties to enable Credit Parties to get a protective order or other legal protection to preserve the confidentiality of the information); (e) in connection with the exercise of any right or remedy under the Loan Documents or in connection with any Litigation to which Agent or such Lender is a party; or (f) that ceases to be confidential through no fault of Agent or any Lender. Notwithstanding anything to the contrary set forth in this Agreement or in any other agreement to which the parties hereto are parties or by which they are bound, the obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by this Agreement, shall not apply to the "tax structure" or "tax treatment" (as such terms are defined in Section 1.6011 of the Treasury Regulations promulgated under IRC Section 6011) of the transactions contemplated by this Agreement, and each party hereto (and any employee, representative, or agent of any party hereto) may disclose to any and all persons, without limitation of any kind, the tax structure and tax treatment of the transactions contemplated by this Agreement. The preceding sentence is intended to cause the transactions contemplated by this Agreement to be treated as not having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of IRC, and shall be construed in a manner consistent with such purpose. In addition, each party hereto acknowledges that it has no proprietary or exclusive rights to the tax structure of the transactions contemplated by this Agreement.

11.9   GOVERNING LAW. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE LOAN DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THE LOAN DOCUMENTS AND THE OBLIGATIONS SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN THAT STATE AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. EACH CREDIT PARTY HEREBY CONSENTS AND AGREES THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE CREDIT PARTIES, AGENT AND LENDERS PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS; PROVIDED, THAT AGENT, LENDERS AND THE CREDIT PARTIES ACKNOWLEDGE THAT ANY APPEALS FROM THE BANKRUPTCY COURT MAY HAVE TO BE HEARD BY A COURT OTHER THAN THE BANKRUPTCY COURT; PROVIDED FURTHER, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF AGENT. EACH CREDIT PARTY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH CREDIT PARTY HEREBY WAIVES ANY OBJECTION THAT SUCH CREDIT PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. EACH CREDIT PARTY HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH CREDIT PARTY AT THE ADDRESS SET FORTH IN **Error! Reference source not found.** OF THIS AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED

COMPLETED UPON THE EARLIER OF SUCH CREDIT PARTY'S ACTUAL RECEIPT THEREOF OR SEVEN (7) BUSINESS DAYS AFTER DEPOSIT IN THE UNITED STATES MAILS, PROPER POSTAGE PREPAID.

     11.10 <u>Notices</u>. Except as otherwise provided herein, whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by any other parties, or whenever any of the parties desires to give or serve upon any other parties any communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and shall be deemed to have been validly served, given or delivered: (a) upon the earlier of actual receipt and seven (7) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this <u>Section 11.10</u>); (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated in **Error! Reference source not found.** or to such other address (or facsimile number) as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to any Person (other than Borrower or Agent) designated in **Error! Reference source not found.** to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

     11.11 <u>Section Titles</u>. The Section titles and Table of Contents contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

     11.12 <u>Counterparts</u>. This Agreement may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.

     11.13 <u>WAIVER OF JURY TRIAL</u>. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG AGENT, LENDERS AND ANY CREDIT PARTY ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.

11.14   Press Releases and Related Matters. Each Credit Party executing this Agreement agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of GE Capital or its Affiliates or referring to this Agreement, the other Loan Documents or the Related Transactions Documents without at least two (2) Business Days' prior notice to GE Capital and without the prior written consent of GE Capital unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law (including requirements for filing with the Securities and Exchange Commission) and then, in any event, such Credit Party or Affiliate will consult with GE Capital before issuing such press release or other public disclosure. Each Credit Party consents to the publication by Agent or any Lender of advertising material relating to the financing transactions contemplated by this Agreement using Borrower's name, product photographs, logo or trademark in accordance with general trademark usage. Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

11.15   Reinstatement. This Agreement shall remain in full force and effect and shall continue to be effective or to be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

11.16   Advice of Counsel. Each of the parties represents to each other party hereto that it has discussed this Agreement and, specifically, the provisions of Sections 11.9 and 11.3, with its counsel.

11.17   No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

11.18   Subordination. Each Credit Party executing this Agreement covenants and agrees that the payment of all indebtedness, principal, interest (including interest which accrues after the commencement of any case or proceeding in bankruptcy, or for the reorganization of any Credit Party), fees, charges, expenses, attorneys' fees and any other sum, obligation or liability owing by any other Credit Party to such Credit Party, including any intercompany trade payables or royalty or licensing fees (collectively, the "Intercompany Obligations"), is subordinated, to the extent and in the manner provided in this Section 11.18, to the prior payment in full of all Obligations (herein, the "Senior Obligations") and that the subordination is for the benefit of the Agent and Lenders, and Agent may enforce such provisions directly.

(a)   Each Credit Party executing this Agreement hereby (i) authorizes Agent to demand specific performance of the terms of this Section 11.18 whether or not any other Credit Party shall have complied with any of the provisions hereof applicable to it, at any time when such Credit Party shall have failed to comply with any provisions of this Section 11.18 which are applicable to it and (ii) irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance.

(b)   Upon any distribution of assets of any Credit Party in these Chapter 11 Cases, any subsequent conversion of any of these Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code or any structured dismissal thereof and subject to the provisions of Section 1.23:

(i)   The Agent and Lenders shall first be entitled to receive payment in full in cash of the Senior Obligations before any Credit Party is entitled to receive any payment on account of the Intercompany Obligations.

(ii)   Any payment or distribution of assets of any Credit Party of any kind or character, whether in cash, property or securities, to which any other Credit Party would be entitled except for the provisions of Section 11.18, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the Agent, to the extent necessary to make payment in full of all Senior Obligations remaining unpaid after giving effect to any concurrent payment or distribution or provisions therefor to the Agent and Lenders.

(iii)   In the event that notwithstanding the foregoing provisions of Section 11.18, any payment or distribution of assets of any Credit Party of any kind or character, whether in cash, property or securities, shall be received by any other Credit Party on account of the Intercompany Obligations before all Senior Obligations are paid in full, such payment or distribution shall be received and held in trust for and shall be paid over to the Agent for application to the payment of the Senior Obligations until all of the Senior Obligations shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefor to the Agent and Lenders.

(c)   No right of the Agent and Lenders or any other present or future holders of any Senior Obligations to enforce the subordination provisions herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of any Credit Party or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by any Credit Party with the terms hereof, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

11.19 Parties Including Trustees; Bankruptcy Court Proceedings. This Agreement, the other Loan Documents, and all Liens created hereby or pursuant hereto or to any other Loan Document shall be binding upon each Credit Party, the estate of each Credit Party, and any trustee or successor in interest of any Credit Party in the Chapter 11 Cases or any subsequent case commenced under Chapter 7 of the Bankruptcy Code, and shall not be subject to Section 365 of the Bankruptcy Code. This Agreement and the other Loan Documents shall be binding upon, and inure to the benefit of, the successors of Agent and Lenders and their respective assigns, transferees and endorsees. The Liens created by this Agreement and the other Loan Documents shall be and remain valid and perfected in the event of the substantive consolidation or conversion of any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code or in the event of dismissal of any of the Chapter 11 Cases or the release of any Collateral from the jurisdiction of the Bankruptcy Court for any reason, without the necessity that Lenders file financing statements or otherwise perfect its security interests or Liens under applicable law.

11.20   Collateral Agent. GE Capital acts as Collateral Agent for the Secured Parties (as defined in the Intercreditor Agreement) pursuant to the Intercreditor Agreement with respect to the Collateral granted to the Collateral Agent pursuant to the Security Documents and Orders (as defined in the Intercreditor Agreement). Accordingly, references in this Agreement to GE Capital as Agent with respect to such Collateral and such Security Documents and Orders shall be deemed references to GE Capital as Collateral Agent. GE Capital acts as Agent for itself and the Lenders pursuant to this Agreement with respect to the Loan Documents other than the Security Documents (as defined in the Intercreditor Agreement). Accordingly, all references in this Agreement and in such Loan Documents to GE Capital as Agent shall be to GE Capital in such capacity and not in its capacity as Collateral Agent.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

BORROWER

FIBERMARK NORTH AMERICA, INC.

By: /s/ Alex Kwader

Chief Executive Officer

GENERAL ELECTRIC CAPITAL
CORPORATION,
as Agent and Lender

By: /s/ Christopher Cox

Duly Authorized Signatory

The following Persons are signatories to this Agreement in their capacity as Credit Parties and not as Borrower.

FIBERMARK, INC.

By: /s/ Alex Kwader

Chief Executive Officer

FIBERMARK INTERNATIONAL HOLDINGS LLC

By: John E. Hanley

Treasurer & Chief Financial Officer

ANNEX A (Recitals)
to
SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT
AGREEMENT

DEFINITIONS

Capitalized terms used in the Loan Documents shall have (unless otherwise provided elsewhere in the Loan Documents) the following respective meanings, and all references to Sections, Exhibits, Schedules or Annexes in the following definitions shall refer to Sections, Exhibits, Schedules or Annexes of or to the Agreement:

"1996 Indenture" means the Indenture, dated as of October 15, 1996, by and among Parent, the guarantors party thereto and Wilmington Trust Company, as Trustee, pursuant to which the 1996 Senior Notes are issued, as amended, modified or supplemented from time to time.

"1996 Senior Notes" mean the "Securities" issued pursuant to the terms and provisions of the 1996 Indenture, due October 15, 2006, in an aggregate original principal amount not to exceed $100,000,000.

"2001 Indenture" means the Indenture, dated as of April 18, 2001, by and among Parent, the guarantors party thereto and Wilmington Trust Company, as Trustee, pursuant to which the 2001 Senior Notes are issued, as amended, modified or supplemented from time to time.

"2001 Senior Notes" means the "Securities" issued pursuant to the terms and provisions of the 2001 Indenture, due April 15, 2011, in an aggregate original principal amount not to exceed $230,000,000.

"Account Agreements" means each of the tri-party blocked account agreements entered into by a Credit Party, in each case pursuant to the requirements of ANNEX C.

"Account Debtor" means any Person who may become obligated to any Credit Party under, with respect to, or on account of, an Account, Chattel Paper or General Intangibles (including a payment intangible).

"Accounting Changes" has the meaning ascribed thereto in ANNEX G.

"Accounts" means all "accounts," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including (a) all accounts receivable, other receivables, book debts and other forms of obligations (other than forms of obligations evidenced by Chattel Paper, or Instruments), (including any such obligations that may be characterized as an account or contract right under the Code), (b) all of each Credit Party's rights in, to and under all purchase orders or receipts for goods or services, (c) all of each Credit Party's rights to any goods represented by any of the foregoing (including unpaid sellers' rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), (d) all rights to payment due to any Credit Party for property sold, leased, licensed, assigned or otherwise disposed of, for a policy of insurance issued or to be issued, for a secondary obligation incurred or to be incurred, for energy provided or to be provided, for the use or hire of a vessel under a charter or other contract, arising out of the use of a credit card or charge card, or for services rendered or to be rendered by such Credit Party or in connection with any other transaction (whether or not yet earned by performance on the part of such Credit Party), (e) all health care insurance receivables and (f) all collateral security of any kind, given by any Account Debtor or any other Person with respect to any of the foregoing.

"Advance" means any Revolving Credit Advance or any Swing Line Advance as the context may require.

"Affected Lender" has the meaning ascribed to it in Section 1.16(d).

"Affiliate" means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 5% or more of the Stock (on a fully diluted basis) having ordinary voting power in the election of directors of such Person, (b) each Person that controls, is controlled by or is under common control with such Person, (c) each of such Person's officers, directors, joint venturers and partners and (d) in the case of Borrower, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of Borrower. For the purposes of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise; provided, however, that the term "Affiliate" shall specifically exclude Agent and each Lender.

"Agent" means GE Capital in its capacity as Agent for Lenders or its successor appointed pursuant to Section 9.7(a).

"Agreement" means the Senior Secured, Superpriority Debtor-in-Possession Credit Agreement by and among Borrower, the other Credit Parties party thereto, GE Capital, as Agent and Lender and the other Lenders from time to time party thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time.

"Amended and Restated Credit Agreement" has the meaning ascribed to it in the Recitals.

"Appendices" has the meaning ascribed to it in the recitals to the Agreement.

"Applicable Index Margin" means the per annum interest rate margin from time to time in effect and payable in addition to the Index Rate applicable to the Revolving Loan, as determined by reference to Section 1.5(a).

"Applicable LIBOR Margin" means the per annum interest rate from time to time in effect and payable in addition to the LIBOR Rate applicable to the Loan, as determined by reference to Section 1.5(a).

"Applicable L/C Margin" means the per annum fee, from time to time in effect, payable with respect to outstanding Letter of Credit Obligations as determined by reference to Section 1.5(a).

"Applicable Margins" means collectively the Applicable L/C Margin, the Applicable Unused Line Fee Margin, the Applicable Index Margin and the Applicable LIBOR Margin.

"Applicable Percentage" has the meaning ascribed to it in Section 1.9(c).

"Applicable Unused Line Fee Margin" means the per annum fee, from time to time in effect, payable in respect of Borrower's non-use of committed funds pursuant to Section 1.9(b), which fee is determined by reference to Section 1.5(a).

"Asset Disposition" means any one transaction or series of related transactions in which any Person conveys, sells, transfers, or otherwise disposes of, directly or indirectly, any or all parts of its properties, businesses, or assets (including the sale or issuance of Stock).

"Assignment Agreement" has the meaning ascribed to it in Section 9.1(a).

"Bankruptcy Code" shall have the meaning assigned to it in the recitals to the Agreement.

"Bankruptcy Court" shall have the meaning assigned to it in the recitals to the Agreement.

"Bankruptcy Rules" shall mean the Federal Rules of Bankruptcy Procedure, as the same may from time to time be in effect and applicable to the Chapter 11 Cases.

"Blocked Accounts" has the meaning ascribed to it in ANNEX C.

"Borrower" has the meaning ascribed thereto in the preamble to the Agreement.

"Borrowing Availability" means as of any date of determination the lesser of (i) the Maximum Amount and (ii) the Borrowing Base, less the sum of the aggregate Loans then outstanding; provided, that an Overadvance in accordance with Section 1.1(a)(iii) may cause the Revolving Loan and the Swing Line Loan to exceed the Borrowing Base by the amount of such permitted Overadvance.

"Borrowing Base" means, as of any date of determination, from time to time, an amount equal to:

      (a)   the sum at such time of:

            (i)   up to 85% of the book value of Eligible Accounts; plus

(ii)   up to the lesser of (X) 85% of the Net Orderly Liquidation Value of Eligible Inventory or (Y) 60% of the book value of Eligible Inventory valued at the lower of cost (determined on a first-in, first-out basis) or market; <u>plus</u>

(iii)   up to the lesser of (X) $15,000,000 or (Y) (1) 85% of the Net Orderly Liquidation value of Eligible Machinery and Equipment and (2) 50% of the Eligible Real Property, as determined by appraisals in form, scope and from an appraiser acceptable to Agent;

in each case, <u>less</u> any Reserves established by Agent at such time; <u>minus</u>

(b)   the Carve-Out Amount.

"<u>Borrowing Base Certificate</u>" means a certificate to be executed and delivered from time to time by Borrower in the form attached to the Agreement as **Error! Reference source not found.**.

"<u>Budget</u>" has the meaning ascribed to it in <u>Section 3.24</u>.

"<u>Business Day</u>" means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of New York and in reference to LIBOR Loans shall mean any such day that is also a LIBOR Business Day.

"<u>Capital Expenditures</u>" means, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto that have a useful life of more than two (2) years and that are required to be capitalized under GAAP.

"<u>Capital Lease</u>" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"<u>Capital Lease Obligation</u>" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

"<u>Carve-Out Amount</u>" shall have the meaning ascribed to it in <u>Section 1.18(b)</u>.

"<u>Cash Collateral Account</u>" has the meaning ascribed to it <u>ANNEX B</u>.

"<u>Cash Equivalents</u>" has the meaning ascribed to it in <u>ANNEX B</u>.

"<u>Cash Management Systems</u>" has the meaning ascribed to it in <u>Section 1.8</u>.

"<u>Certificate of Exemption</u>" has the meaning ascribed to it in <u>Section 1.15(c)</u>.

"Change of Control" means any of the following: (a) any person or group of persons (within the meaning of the Securities Exchange Act of 1934,) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934,) of 20% or more of the issued and outstanding shares of capital Stock of Parent having the right to vote for the election of directors of Parent under ordinary circumstances; (b) during any period of twelve (12) consecutive calendar months, individuals who at the beginning of such period constituted the board of directors of Parent (together with any new directors whose election by the board of directors of Parent or whose nomination for election by the Stockholders of Parent was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason other than death or disability to constitute a majority of the directors then in office; (c) Parent ceases to own and control all of the economic and voting rights associated with all of the outstanding capital Stock of Borrower and LLC; and (d) except as permitted by the terms of this Agreement, Parent and LLC, collectively, cease to own and control directly or indirectly all of the economic and voting rights associated with all of the outstanding capital Stock of their respective first-tier Foreign Subsidiaries.

"Chapter 11 Case" and "Chapter 11 Cases" shall have the meaning assigned to them in the recitals to the Agreement.

"Charges" means all federal, state, county, city, municipal, local, foreign or other governmental taxes (including taxes owed to the PBGC at the time due and payable), levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the Obligations, (c) the employees, payroll, income or gross receipts of any Credit Party, (d) any Credit Party's ownership or use of any properties or other assets, or (e) any other aspect of any Credit Party's business.

"Chattel Paper" means any "chattel paper," as such term is defined in the Code, including electronic chattel paper, now owned or hereafter acquired by any Credit Party.

"Closing Checklist" means the schedule, including all appendices, exhibits or schedules thereto, listing certain documents and information to be delivered in connection with the Agreement, the other Loan Documents and the transactions contemplated thereunder, substantially in the form attached hereto as ANNEX D.

"Closing Date" means April 2, 2004.

"Code" means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided, that to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Agent's Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term "Code" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

"Collateral" means all personal and real property owned by the Credit Parties and covered by the Security Agreement and the other Collateral Documents, including, without limitation, all goods (including without limitation equipment), inventory, deposit accounts, investment property, accounts, chattel paper, instruments, documents, letter of credit rights, commercial tort claims, insurance claims, supporting obligations and liens, real estate interests and general intangibles of the Credit Parties of any nature, now existing or hereafter acquired and any proceeds, products, rents and profits of all of the foregoing, and any other property that may at any time be or become subject to a security interest or Lien in favor of Agent, on behalf of itself and Lenders, to secure the Obligations.

"Collateral Agent" means GE Capital as Collateral Agent under the Intercreditor Agreement.

"Collateral Documents" means the Security Agreement, the Pledge Agreements, the Guaranties, the Mortgages, the Patent Security Agreement, the Trademark Security Agreement, the Copyright Security Agreement, the Account Agreements and all similar agreements entered into guaranteeing payment of, or granting a Lien upon property as security for payment of the Obligations.

"Collateral Reports" means the reports with respect to the Collateral referred to in ANNEX F.

"Collection Account" means that certain account of Agent, account number 502-328-54 in the name of Agent at Deutsche Bank Trust Company Americas in New York, New York ABA No. 021 001 033, or such other account as may be specified in writing by Agent as the "Collection Account.".

"Commercial Tort Claim" means a claim arising in tort with respect to which: (a) the claimant is an organization; or (b) the claimant is an individual and the claim: (i) arose in the course of the claimant's business or profession; and (ii) does not include damages arising out of personal injury to or the death of an individual.

"Commitment Termination Date" means the earliest of (a) the Maturity Date, (b) the date of termination of Lenders' obligations to make Advances and to incur Letter of Credit Obligations or permit existing Loans to remain outstanding pursuant to Section 8.2(b), (c) the date of indefeasible prepayment in full by Borrower of the Loans and the cancellation and return (or cash collateralization or delivery of back stop Letters of Credit) of all Letters of Credit or the cash collateralization of all Letter of Credit Obligations pursuant to ANNEX B, (d) the permanent reduction of all Revolving Loan Commitments to zero dollars ($0), (e) five (5) Business Days following the Petition Date if the Interim Order has not been entered by the Bankruptcy Court by such date, (f) forty-five (45) days following the Petition Date if the Final Order has not been entered by the Bankruptcy Court by such date, (g) the date upon which the Interim Order becomes ineffective for any reason, unless the Final Order shall have been entered and become effective by such date, (h) the close of business on the first Business Day after the entry of the Final Order, if by that time Borrower has not paid Agent the fees required under the GE Capital Fee Letter, unless the Agent and the Lenders agree otherwise, (i) the date a plan of reorganization confirmed in the Chapter 11 Cases becomes effective that does not provide for the payment in full of all amounts owed to the Agent and the Lenders under this Agreement and the other Loan Documents on such effective date, (j) the date of the closing of a sale of all or substantially all of Borrower's and each Credit Party's assets pursuant to Section 363 of the Bankruptcy Code, a confirmed plan of reorganization or a liquidation pursuant to Chapter 7 of the Bankruptcy Code, (k) the effective date of a plan of reorganization or arrangement in the Chapter 11 Cases, and (l) the Commitment Termination Date (as defined in the Amended and Restated Credit Agreement).

"Committees" shall mean collectively, the official committees of unsecured creditors and any other committees formed, appointed, or approved in the Chapter 11 Cases and each of such Committees shall be referred to herein as a Committee.

"Compliance Certificate" has the meaning ascribed to it in ANNEX E.

"Concentration Accounts" has the meaning ascribed to it in ANNEX C.

"Contracts" means all "contracts," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, in any event, including all contracts, undertakings, or agreements (other than rights evidenced by Chattel Paper, Documents or Instruments) in or under which any Credit Party may now or hereafter have any right, title or interest, including any agreement relating to the terms of payment or the terms of performance of any Account.

"Control Letter" means a letter agreement between Agent and (i) the issuer of uncertificated securities with respect to uncertificated securities in the name of any Credit Party, (ii) a securities intermediary with respect to securities, whether certificated or uncertificated, securities entitlements and other financial assets held in a securities account in the name of any Credit Party, (iii) a futures commission merchant or clearing house, as applicable, with respect to commodity accounts and commodity contracts held by any Credit Party, whereby, among other things, the issuer, securities intermediary or futures commission merchant limits any security interest in the applicable financial assets in a manner reasonably satisfactory to Agent, acknowledges the Lien of Agent, on behalf of itself and Lenders, on such financial assets, and agrees to follow the instructions or entitlement orders of Agent without further consent by the affected Credit Party.

"Copyright License" means any and all rights now owned or hereafter acquired by any Credit Party under any written agreement granting any right to use any Copyright or Copyright registration.

"Copyright Security Agreements" means the Amended and Restated Copyright Security Agreements made in favor of Agent, on behalf of itself and Lenders, by each applicable Credit Party.

"Copyrights" means all of the following now owned or hereafter adopted or acquired by any Credit Party: (a) all copyrights and General Intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof, and (b) all reissues, extensions or renewals thereof.

"Credit Parties" means Borrower, Parent and LLC.

"Default" means any event that, unless consented to by the Agent in writing, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

"Default Rate" has the meaning ascribed to it in Section 1.5(d).

"Deposit Accounts" means all "deposit accounts" as such term is defined in the Code, now or hereafter held in the name of any Credit Party.

"Disbursement Accounts" has the meaning ascribed to it in ANNEX C.

"Disclosure Schedules" means the Schedules prepared by Borrower and denominated as Disclosure Schedules (1.4) through (6.7) in the Index to the Agreement.

"Documents" means all "documents," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located.

"Dollars" or "$" means lawful currency of the United States of America.

"Domestic Subsidiaries" means all Subsidiaries incorporated or organized under the laws of the United States of America, any state thereof of the District of Columbia.

"EBITDA" means, with respect to any Person for any fiscal period, without duplication, an amount equal to (a) consolidated net income of such Person for such period determined in accordance with GAAP, minus (b) the sum of (i) income tax credits, (ii) interest income, (iii) gain from extraordinary items for such period, (iv) any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, exchange or other disposition of capital assets by such Person (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities), and (v) any other non-cash gains that have been added in determining consolidated net income, in each case to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP, but without duplication, plus (c) the sum of (i) any provision for income taxes, (ii) Interest Expense, (iii) loss from extraordinary items for such period, (iv) the amount of non-cash charges (including depreciation and amortization) for such period, (v) amortized debt discount for such period, and (vi) the amount of any deduction to consolidated net income as the result of any grant to any members of the management of such Person of any Stock, in each case to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP, but without duplication; plus (d) amounts not to exceed $3,600,000 in the aggregate from the Closing Date through the Commitment Termination Date incurred under any key employee retention program consented to by the Agent and the Lenders and approved by an order of the Bankruptcy Court; plus (e) Priority Professional Expenses, to the extent not already deducted from EBITDA. For purposes of this definition, the following items shall be excluded in determining consolidated net income of a Person: (1) the income (or deficit) of any other Person accrued prior to the date it became a Subsidiary of, or was merged or consolidated into, such Person or any of such Person's Subsidiaries; (2) the income (or deficit) of any other Person (other than a Subsidiary) in which such Person has an ownership interest, except to the extent any such income has actually been received by such Person in the form of cash dividends or distributions; (3) the undistributed earnings of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary; (4) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period; (5) any write-up of any asset; (6) any net gain from the collection of the proceeds of life insurance policies; (7) any net gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness, of such Person; (8) in the case of a successor to such Person by consolidation or merger or as a transferee of its assets, any earnings of such successor prior to such consolidation, merger or transfer of assets; and (9) any deferred credit representing the excess of equity in any Subsidiary of such Person at the date of acquisition of such Subsidiary over the cost to such Person of the investment in such Subsidiary.

"Eligible Accounts" has the meaning ascribed to it in Section 1.6.

"Eligible Inventory" has the meaning ascribed to it in Section 1.7.

"Eligible Machinery and Equipment" means with respect to Borrower, those items of machinery and equipment (a) owned by Borrower at the relevant time of reference thereto, (b) with respect to which Borrower has full and unencumbered title (except for Liens granted to the Agent pursuant to the Collateral Documents), (c) with respect to which the Agent has a valid and perfected first priority security interest, securing all of the Obligations, (d) which are fully insured, and (e) which are otherwise deemed to be "Eligible Machinery and Equipment" hereunder.

"Eligible Real Property" means Real Estate listed on DISCLOSURE SCHEDULE 3.6 (as the same may be updated from time to time with the consent of the Agent) or any portion thereof which is (a) owned by Borrower, (b) is subject to a first priority mortgage and Lien in favor of the Agent (c) is owned by Borrower free and clear of all Liens and rights of other Persons, except the Liens in favor of the Agent, (d) does not breach any of the representations or warranties pertaining to such property set forth in the Loan Documents, (e) is covered by insurance acceptable to the Agent, and (f) which is otherwise deemed to be "Eligible Real Property" hereunder by the Agent.

"Environmental Laws" means all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules, guidelines, standards and regulations, now or hereafter in effect, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation). Environmental Laws include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.) ("CERCLA"); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. §§ 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.); the Solid Waste Disposal Act (42 U.S.C. §§ 6901 et seq.); the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.); the Clean Air Act (42 U.S.C. §§ 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.); and the Safe Drinking Water Act (42 U.S.C. §§ 300(f) et seq.), and any and all regulations promulgated thereunder, and all analogous state, local and foreign counterparts or equivalents and any transfer of ownership notification or approval statutes.

"Environmental Liabilities" means all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

"Environmental Permits" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Authority under any Environmental Laws.

"Equipment" means all "equipment," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located and, in any event, including all such Credit Party's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any regulations promulgated thereunder.

"ERISA Affiliate" means, with respect to any Credit Party, any trade or business (whether or not incorporated) that, together with such Credit Party, are treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the IRC.

"ERISA Event" means, with respect to any Credit Party or any ERISA Affiliate, (a) with respect to a Title IV Plan, any event described in Section 4043(c) of ERISA, (b) the withdrawal of any Credit Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any Credit Party or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Credit Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or a Title IV Plan unless such failure is cured within thirty (30) days; (g) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245 of ERISA; (i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Title IV Plan described in Section 4064 of ERISA.

"ESOP" means a Plan that is intended to satisfy the requirements of Section 4975(e)(7) of the IRC.

"Event of Default" has the meaning ascribed to it in Section 8.1.

"Existing Letters of Credit" has the meaning ascribed to it in Section 1.2(b).

"Existing Maturity Date" has the meaning ascribed to it in Section 1.1(a)(iv).

"Extension Fee" has the meaning ascribed to it in the GE Capital Fee Letter.

"Fair Labor Standards Act" means the Fair Labor Standards Act, 29 U.S.C. §201 et seq.

"Federal Funds Rate" means, for any day, a floating rate equal to the weighted average of the rates on overnight Federal funds transactions among members of the Federal Reserve System, as determined by Agent in its sole discretion, which determination shall be final, binding and conclusive (absent manifest error).

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

"Fees" means any and all fees payable to Agent or any Lender pursuant to the Agreement or any of the other Loan Documents.

"Final Order" means, collectively, the order of the Bankruptcy Court entered in the Chapter 11 Cases after a final hearing under Bankruptcy Rule 4001(c)(2) or such other procedures as approved by the Court which order shall be consistent with this Agreement and satisfactory in form and substance to the Agent, and from which no appeal or motion to reconsider has been timely filed, or if timely filed, such appeal or motion to reconsider has been dismissed or denied (unless the Agent and the Lenders waive such requirement), together with all extensions, modifications and amendments thereto, which, among other matters but not by way of limitation, authorizes Borrower and any Credit Party to obtain credit, incur (or guaranty) Indebtedness, grant Liens to the Collateral Agent under this Agreement and the other Loan Documents, as the case may be, and provides for the granting of Superpriority Claims to the Agent and Lenders.

"Financial Covenants" means the financial covenants set forth in ANNEX G.

"Financial Statements" means the consolidated and consolidating income statements, statements of cash flows and balance sheets of Borrower delivered in accordance with Section 3.4 and ANNEX E.

"Fiscal Month" means any of the monthly accounting periods of Borrower.

"Fiscal Quarter" means any of the quarterly accounting periods of Borrower, ending on March 31, June 30, September 30 and December 31 of each year.

"Fiscal Year" means any of the annual accounting periods of Borrower ending on December 31 of each year.

"Fixtures" means all "fixtures" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party.

"Foreign" means, as to any Person, a Person which is not created or organized under the laws of the United States of America, or any of its states or the District of Columbia.

"GAAP" means generally accepted accounting principles in the United States of America consistently applied, as such term is further defined in ANNEX G to the Agreement.

"GE Capital" means General Electric Capital Corporation, a Delaware corporation.

"GE Capital Fee Letter" means that certain letter, dated as of March 26, 2004, between GE Capital and Borrower with respect to certain Fees to be paid from time to time by Borrower to GE Capital.

"General Intangibles" means all "general intangibles," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including all right, title and interest that such Credit Party may now or hereafter have in or under any Contract, all payment intangibles, customer lists, Licenses, Copyrights, Trademarks, Patents, and all applications therefor and reissues, extensions or renewals thereof, rights in Intellectual Property, interests in partnerships, joint ventures and other business associations, licenses, permits, copyrights, trade secrets, proprietary or confidential information, inventions (whether or not patented or patentable), technical information, procedures, designs, knowledge, know-how, software, data bases, data, skill, expertise, experience, processes, models, drawings, materials and records, goodwill (including the goodwill associated with any Trademark or Trademark License), all rights and claims in or under insurance policies (including insurance for fire, damage, loss and casualty, whether covering personal property, real property, tangible rights or intangible rights, all liability, life, key man and business interruption insurance, and all unearned premiums), uncertificated securities, choses in action, deposit, checking and other bank accounts, rights to receive tax refunds and other payments, rights to receive dividends, distributions, cash, Instruments and other property in respect of or in exchange for pledged Stock and Investment Property, rights of indemnification, all books and records, correspondence, credit files, invoices and other papers, including without limitation all tapes, cards, computer runs and other papers and documents in the possession or under the control of such Credit Party or any computer bureau or service company from time to time acting for such Credit Party.

"German Guaranty" means the guaranty of even date herewith executed by Borrower, Parent and LLC in favor of the agent and the lenders parties to the Amended and Restated Credit Agreement, and securing the obligations of the borrowers thereunder.

"Goods" means all "goods" as defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, including embedded software to the extent included in "goods" as defined in the Code, manufactured homes, standing timber that is cut and removed for sale and unborn young of animals.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guaranteed Indebtedness" means as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation ("primary obligation") of any other Person (the "primary obligor") in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business) or (e) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be an amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness, or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"Guaranties" means, collectively, the U.S. Guaranty and any other guaranty executed by any Guarantor in favor of Agent and Lenders in respect of the Obligations.

"Guarantors" means Parent and LLC, and each other Person, if any, that executes a guaranty or other similar agreement in favor of Agent, for itself and the ratable benefit of Lenders, in connection with the transactions contemplated by the Agreement and the other Loan Documents.

"Hazardous Material" means any substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance that is (a) defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any Environmental Laws, or (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB's), or any radioactive substance.

"Indebtedness" means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property payment for which is deferred 6 months or more, but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured and not overdue by more than 6 months unless being contested in good faith, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations and the present value (discounted at the Index Rate as in effect on the Closing Date) of future rental payments under all synthetic leases, (f) all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured, (h) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (i) the Obligations.

"Indemnified Liabilities" has the meaning ascribed to it in Section 1.13.

"Indemnified Person" has the meaning ascribed to in Section 1.13.

"Index Rate" means, for any day, a floating rate equal to the higher of (i) the rate publicly quoted from time to time by The Wall Street Journal as the "prime rate" (or, if The Wall Street Journal ceases quoting a prime rate, the highest per annum rate of interest published by the Federal Reserve Board in Federal Reserve statistical release H.15 (519) entitled

"Selected Interest Rates" as the Bank prime loan rate or its equivalent), and (ii) the Federal Funds Rate plus 50 basis points per annum. Each change in any interest rate provided for in the Agreement based upon the Index Rate shall take effect at the time of such change in the Index Rate.

"Index Rate Loan" means a Loan or portion thereof bearing interest by reference to the Index Rate.

"Instruments" means all "instruments," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, and, in any event, including all certificated securities, all certificates of deposit, and all promissory notes and other evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

"Intellectual Property" means any and all Licenses, Patents, Copyrights, Trademarks, and the goodwill associated with such Trademarks.

"Intercompany Notes" has the meaning ascribed to it in Section 6.3.

"Intercreditor Agreement" means that Intercreditor Agreement, dated as of April 2, 2004, by and among GE Capital in its capacity as (A) Collateral Agent thereunder, (B) Administrative Agent under the Amended and Restated Credit Agreement, and (C) as Agent under this Agreement, and each of the Domestic Guarantors (as that term is defined in the Amended and Restated Credit Agreement).

"Interest Expense" means, with respect to any Person for any fiscal period, interest expense (whether cash or non-cash) of such Person determined in accordance with GAAP for the relevant period ended on such date, including, interest expense with respect to any funded debt of such Person and interest expense for the relevant period that has been capitalized on the balance sheet of such Person.

"Interest Payment Date" means (a) as to any Index Rate Loan, the first Business Day of each month to occur while such Loan is outstanding, and (b) as to any LIBOR Loan, the last day of the applicable LIBOR Period that, in addition to the foregoing, each of (x) the date upon which all of the Revolving Loan Commitments have been terminated and the Loans have been paid in full and (y) the Commitment Termination Date shall be deemed to be an "Interest Payment Date" with respect to any interest that has then accrued under the Agreement.

"Interest Period" means a LIBOR Interest Period.

"Interest Pledge Agreement" means the Interest Pledge Agreement, dated as of the Restatement Effective Date (as defined in the Amended and Restated Credit Agreement), relating to the interests in FMKG (KG-Anteilsverpfändung) between LLC and Collateral Agent and the other Secured Parties (as defined in the Intercreditor Agreement).

"Interim Order" means, collectively, the order of the Bankruptcy Court entered in the Chapter 11 Case after an interim hearing (assuming satisfaction of the standards prescribed in Section 364 of the Bankruptcy Code and Bankruptcy Rule 4001 and other applicable law), together with all extension, modifications, and amendments thereto, in form and substance satisfactory to Agent, which, among other matters but not by way of limitation, authorizes, on an interim basis, Borrower to execute and perform under the terms of this Agreement and the other Loan Documents, substantially in the form of **Error! Reference source not found.**.

"Inventory" means all "inventory," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, and in any event including inventory, merchandise, goods and other personal property that are held by or on behalf of any Credit Party for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process, finished goods, returned goods, or materials or supplies of any kind, nature or description used or consumed or to be used or consumed in such Credit Party's business or in the processing, production, packaging, promotion, delivery or shipping of the same, including all supplies and embedded software.

"Investment Property" means all "investment property" as such term is defined in the Code now owned or hereafter acquired by any Credit Party, wherever located, including (i) all securities, whether certificated or uncertificated, including stocks, bonds, interests in limited liability companies, partnership interests, treasuries, certificates of deposit, and mutual fund shares; (ii) all securities entitlements of any Credit Party, including the rights of any Credit Party to any securities account and the financial assets held by a securities intermediary in such securities account and any free credit balance or other money owing by any securities intermediary with respect to that account; (iii) all securities accounts of any Credit Party; (iv) all commodity contracts of any Credit Party; and (v) all commodity accounts held by any Credit Party.

"IRC" means the Internal Revenue Code of 1986 and all regulations promulgated thereunder.

"IRS" means the Internal Revenue Service.

"L/C Issuer" has the meaning ascribed to it in ANNEX B.

"L/C Sublimit" has the meaning ascribed to it in ANNEX B.

"Lenders" means GE Capital, the other Lenders named on the signature pages of the Agreement, and, if any such Lender shall decide to assign all or any portion of the Obligations in accordance with the provisions of this Agreement, such term shall include any assignee of such Lender.

"Letter of Credit Fee" has the meaning ascribed to it in ANNEX B.

"Letter of Credit Obligations" means all outstanding obligations incurred by Agent and Revolving Lenders at the request of Borrower, whether direct or indirect, contingent or otherwise, due or not due, in connection with the issuance of Letters of Credit by Agent or another L/C Issuer or the purchase of a participation as set forth in ANNEX B with respect to any Letter of Credit. The amount of such Letter of Credit Obligations shall equal the maximum amount that may be payable at such time or at any time thereafter by Agent or Revolving Lenders thereupon or pursuant thereto.

"Letters of Credit" means documentary or standby letters of credit issued for the account of Borrower by any L/C Issuer, and bankers' acceptances issued by Borrower, for which Agent and Lenders have incurred Letter of Credit Obligations.

"Letter-of-Credit Rights" means "letter-of-credit rights" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including rights to payment or performance under a letter of credit, whether or not such Credit Party, as beneficiary, has demanded or is entitled to demand payment or performance.

"LIBOR Business Day" means a Business Day on which banks in the City of London are generally open for interbank or foreign exchange transactions.

"LIBOR Loan" means a Loan or any portion thereof bearing interest by reference to the LIBOR Rate.

"LIBOR Period" means, with respect to any LIBOR Loan, each period commencing on a LIBOR Business Day selected by Borrower pursuant to the Agreement and ending one (1), two (2) or three (3) months thereafter, as selected by Borrower's irrevocable notice to Agent as set forth in Section 1.5(e); provided, that the foregoing provision relating to LIBOR Periods is subject to the following:

> (a)   if any LIBOR Period would otherwise end on a day that is not a LIBOR Business Day, such LIBOR Period shall be extended to the next succeeding LIBOR Business Day unless the result of such extension would be to carry such LIBOR Period into another calendar month in which event such LIBOR Period shall end on the immediately preceding LIBOR Business Day;

> (b)   any LIBOR Period that would otherwise extend beyond the Commitment Termination Date shall end two (2) LIBOR Business Days prior to such date;

> (c)   any LIBOR Period that begins on the last LIBOR Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such LIBOR Period) shall end on the last LIBOR Business Day of a calendar month;

> (d)   Borrower shall select LIBOR Periods so as not to require a payment or prepayment of any LIBOR Loan during a LIBOR Period for such Loan; and

> (e)   Borrower shall select LIBOR Periods so that there shall be no more than 5 separate LIBOR Loans in existence at any one time.

"LIBOR Rate" means for each LIBOR Period, a rate of interest determined by Agent equal to:

> (f)   the offered rate for deposits in United States Dollars for the applicable LIBOR Period that appears on Telerate Page 3750 as of 11:00 a.m. (London time), on the second full LIBOR Business Day next preceding the first day of such LIBOR Period

(unless such date is not a Business Day, in which event the next succeeding Business Day will be used); divided by

(g)   a number equal to 1.0 minus the aggregate (but without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on the day that is two (2) LIBOR Business Days prior to the beginning of such LIBOR Period (including basic, supplemental, marginal and emergency reserves under any regulations of the Federal Reserve Board or other Governmental Authority having jurisdiction with respect thereto, as now and from time to time in effect) for Eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Federal Reserve Board that are required to be maintained by a member bank of the Federal Reserve System.

If such interest rates shall cease to be available from Telerate News Service (or its successor reasonably satisfactory to Agent), the LIBOR Rate shall be determined from such financial reporting service or other information as shall be mutually acceptable to Agent and Borrower.

"License" means any Copyright License, Patent License, Trademark License or other license of rights or interests now held or hereafter acquired by any Credit Party.

"Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, or priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Code or comparable law of any jurisdiction, domestic or foreign (except that any such filing that has expired or any filing that relates solely to an operating lease)).

"Litigation" has the meaning ascribed to it in Section 3.14.

"LLC" means FiberMark International Holdings LLC, a Delaware limited liability company.

"Loan Account" has the meaning ascribed to it in Section 1.12.

"Loan Documents" means the Agreement, the Notes, the Collateral Documents, the Master Standby Agreement, the Master Documentary Agreement, the Intercreditor Agreement and all other agreements, instruments, documents and certificates identified in the Closing Checklist executed and delivered to, or in favor of, Agent or any Lenders and including all other pledges, powers of attorney, consents, assignments, contracts, notices, letter of credit agreements and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party, or any employee of any Credit Party, and delivered to Agent or any Lender in connection with the Agreement or the transactions contemplated thereby, including the Interim Order and the Final Order. Any reference in the Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the

Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

"Loans" means the Revolving Loans and the Swing Line Loans.

"Lock Boxes" has the meaning ascribed to it in ANNEX C.

"Margin Stock" has the meaning ascribed to in Section 3.11.

"Master Documentary Agreement" means the Master Agreement for Documentary Letters of Credit dated as of the Closing Date among Borrower, as Applicant, and GE Capital.

"Master Standby Agreement" means the Master Agreement for Standby Letters of Credit dated as of the Closing Date among Borrower, as Applicant, and GE Capital, as issuer.

"Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or financial or other condition of the Credit Parties considered as a whole, (b) Borrower's ability to pay any of the Loans or any of the other Obligations in accordance with the terms of the Agreement, (c) the Collateral or Agent's Liens, on behalf of itself and Lenders, on the Collateral or the priority of such Liens, or (d) Agent's or any Lender's rights and remedies under the Agreement and the other Loan Documents. Without limiting the generality of the foregoing, any event or occurrence adverse to one or more Credit Parties which results or could reasonably be expected to result in losses, costs, damages, liabilities or expenditures in excess of $10,000,000 shall constitute a Material Adverse Effect.

"Maturity Date" means June 30, 2005, or such later date to which the Maturity Date may be extended pursuant to Section 1.1(a)(iv).

"Maximum Amount" means, as of any date of determination, an amount equal to the lesser of (a) the aggregate Revolving Loan Commitments of all Lenders as of that date, and (b) the amounts authorized to be borrowed in the Interim Order or Final Order, as applicable.

"Mortgaged Properties" has the meaning assigned to it in ANNEX D.

"Mortgages" means each of the mortgages, deeds of trust, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by any Credit Party to Agent on behalf of itself and Lenders with respect to the Mortgaged Properties, all in form and substance reasonably satisfactory to Agent.

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA, and to which any Credit Party or ERISA Affiliate is making, is obligated to make or has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"Net Cash Flow" means the amount of total cash receipts (excluding any intercompany advances, loans, or distributions from Foreign Subsidiaries) less total projected cash disbursements as those amounts are calculated in accordance with the methodology used by the Credit Parties and their Domestic Subsidiaries in preparing the Budget attached hereto as DISCLOSURE SCHEDULE 3.24.

"Net Orderly Liquidation Value" means, with respect to any category of Eligible Inventory or Eligible Machinery and Equipment, the estimated net recovery value as determined by Agent in good faith based on the most recent appraisal report prepared by an appraiser reasonably acceptable to Agent which reflects the net cash value expected by the appraiser to be derived from a sale or disposition at a liquidation or going-out-of-business sale of such Eligible Inventory or such Eligible Machinery and Equipment after deducting all costs, expenses and fees attributable to such sale or disposition, including, without limitation, all fees, costs and expenses of any attorneys, appraisers, auctioneers and liquidators engaged to conduct such sale or disposition, all costs and expenses of removing and delivering the same to purchasers, and the costs and expenses of operating Borrower's businesses and securing the Collateral during the pendency of the liquidation process.

"Non-Funding Lender" has the meaning ascribed to it in Section 9.9(a)(ii).

"North American Pledge Agreement" means the North American Pledge Agreement of even date herewith executed by Parent, Borrower, and LLC in favor of Agent, pledging 100% of the Stock in each of their Domestic Subsidiaries (other than LLC), 65% of the Stock in each of their first tier Foreign Subsidiaries and 65% of the Stock of LLC and all Intercompany Notes owing to or held by Parent or each Credit Party as security for the Obligations set forth therein.

"Notarial Share Pledge Agreement" means the Notarial Share Pledge Agreement, dated as of the Restatement Effective Date (as defined in the Amended and Restated Credit Agreement), relating to the shares in BET GmbH between FMKG and Collateral Agent and the Secured Parties (as defined in the Intercreditor Agreement).

"Notes" means, collectively, the Revolving Notes and the Swing Line Notes.

"Notice of Conversion/Continuation" has the meaning ascribed to it in Section 1.5(e).

"Notice of Revolving Credit Advance" has the meaning ascribed to it in Section 1.1(a).

"Obligations" means all loans, advances, debts, liabilities and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable) owing by any Credit Party to Agent or any Lender, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement, letter of credit agreement or other instrument, arising under the Agreement or any of the other Loan Documents. This term includes all principal, interest (including all interest that accrues after the commencement of any case or proceeding by or against any Credit Party in bankruptcy (including in the Chapter 11 Cases), whether or not allowed in such case or proceeding), Fees, hedging obligations under swaps, caps and collar arrangements provided by any Lender, expenses, attorneys' fees and any other sum chargeable to any Credit Party under the Agreement or any of the other Loan Documents.

"Overadvance" has the meaning ascribed to it in Section 1.1(a)(iii).

"Parent" means FiberMark, Inc., a Delaware corporation.

"Patent License" means rights under any written agreement now owned or hereafter acquired by any Credit Party granting any right with respect to any invention on which a Patent is in existence.

"Patent Security Agreements" means the Amended and Restated Patent Security Agreements made in favor of Administrative Agent, by each applicable Credit Party.

"Patents" means all of the following in which any Credit Party now holds or hereafter acquires any interest: (a) all letters patent of the United States or of any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or of any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State, or any other country, and (b) all reissues, continuations, continuations-in-part or extensions thereof.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Plan" means a Plan described in Section 3(2) of ERISA.

"Permitted Encumbrances" means the following encumbrances: (a) Liens for taxes or assessments or other governmental Charges not yet due and payable or which are being contested in accordance with Section 5.2(b) or to the extent that nonpayment thereof is permitted under the Bankruptcy Code; (b) pledges or deposits of money securing statutory obligations under workmen's compensation, unemployment insurance, social security or public liability laws or similar legislation (excluding Liens under ERISA); (c) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which any Credit Party is a party as lessee made in the ordinary course of business; (d) inchoate and unperfected workers', mechanics', landlords' or similar liens arising in the ordinary course of business, so long as such Liens attach only to Equipment, Fixtures and/or Real Estate; (e) carriers', warehousemen's, suppliers' or other similar possessory liens arising in the ordinary course of business and securing liabilities in an outstanding aggregate amount not in excess of $500,000 at any time, so long as such Liens attach only to Inventory; (f) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which any Credit Party is a party; (g) any attachment or judgment lien not constituting an Event of Default under Section 8.1(j); (h) zoning restrictions, easements, licenses, or other restrictions on the use of any Real Estate or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such Real Estate; (i) presently existing or hereafter created Liens in favor of Agent, on behalf of Lenders; (j) Liens created in favor of the Administrative Agent and Lenders (each as defined under the Amended and Restated Credit Agreement); (k) Liens expressly permitted under clauses (b) and (c) of Section 6.7 of the Agreement; and (l) Permitted Prior Liens.

"Permitted Prior Liens" means valid, perfected and otherwise unavoidable Liens existing as of the Petition Date, senior to the Prepetition Liens in respect of the Prepetition Loan Agreement.

"Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

"Petition Date" shall have the meaning assigned to it in the recitals to this Agreement.

"Plan" means, at any time, an "employee benefit plan", as defined in Section 3(3) of ERISA, that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to or has maintained, contributed to or had an obligation to contribute to at any time within the past 7 years on behalf of participants who are or were employed by any Credit Party or ERISA Affiliate.

"Pledge Agreements" means the North American Pledge Agreement, the Interest Pledge Agreement and the Notarial Share Pledge Agreement.

"Postpetition" means the time period beginning immediately after the filing of the Chapter 11 Cases.

"Prepetition" means the time period ending immediately prior to the filing of the Chapter 11 Cases.

"Prepetition Loan Agreement" shall have the meaning assigned to it in the recitals to this Agreement.

"Priority Expense Cap" has the meaning ascribed to it in Section 1.18(b)(ii).

"Priority Professional Expenses" has the meaning ascribed to in Section 1.18(b)(i).

"Proceeds" means "proceeds," as such term is defined in the Code, including (a) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to any Credit Party from time to time with respect to any of the Collateral, (b) any and all payments (in any form whatsoever) made or due and payable to any Credit Party from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any Governmental Authority (or any Person acting under color of governmental authority), (c) any claim of any Credit Party against third parties (i) for past, present or future infringement of any Patent or Patent License, or (ii) for past, present or future infringement or dilution of any Copyright, Copyright License, Trademark or Trademark License, or for injury to the goodwill associated with any Trademark or Trademark License, (d) any recoveries by any Credit Party against third parties with respect to any litigation or dispute concerning any of the Collateral including claims arising out of the loss or nonconformity of, interference with the use of, defects in, or infringement of rights in, or damage to, Collateral, (e) all amounts collected on, or distributed on account of, other Collateral, including dividends, interest, distributions and Instruments with respect to Investment Property and pledged Stock, and (f) any and all other amounts, rights to payment or other property acquired upon the sale, lease, license, exchange or other disposition of Collateral and all rights arising out of Collateral.

"Projections" means Parent's forecasted consolidated and consolidating: (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and (d) capitalization statements, all prepared on a Subsidiary by Subsidiary or division-by-division basis, if applicable, and otherwise consistent with the historical Financial Statements of the Parent, together with appropriate supporting details and a statement of underlying assumptions.

"Pro Rata Share" means with respect to all matters relating to any Lender, (a) with respect to the Loans, the percentage obtained by dividing (i) the Revolving Loan Commitment of that Lender by (ii) the aggregate Revolving Loan Commitments of all Lenders, as such percentage may be adjusted by assignments permitted pursuant to Section 9.1, and (b) with respect to all Loans on and after the Commitment Termination Date, the percentage obtained by dividing (i) the aggregate outstanding principal balance of the Loans held by that Lender, by (ii) the outstanding principal balance of the Loans held by all Lenders.

"Qualified Plan" means a Pension Plan that is intended to be tax-qualified under Section 401(a) of the IRC.

"Qualified Assignee" means (a) any Lender, any Affiliate of any Lender and, with respect to any Lender that is an investment fund that invests in commercial loans, any other investment fund that invests in commercial loans and that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor, and (b) any commercial bank, savings and loan association or savings bank or any other entity which is an "accredited investor" (as defined in Regulation D under the Securities Act of 1933) which extends credit or buys loans as one of its businesses, including insurance companies, mutual funds, lease financing companies and commercial finance companies, in each case, which has a rating of BBB or higher from S&P and a rating of Baa2 or higher from Moody's at the date that it becomes a Lender and which, through its applicable lending office, is capable of lending to Borrower without the imposition of any withholding or similar taxes; provided that no Person proposed to become a Lender after the Closing Date and determined by Agent to be acting in the capacity of a vulture fund or distressed debt purchaser shall be a Qualified Assignee, and no Person or Affiliate of such Person proposed to become a Lender after the Closing Date and that holds subordinated debt or Stock issued by any Credit Party shall be a Qualified Assignee.

"Real Estate" has the meaning ascribed to it in Section 3.6.

"Refunded Swing Line Loan" has the meaning ascribed to it in Section 1.1(b)(iii).

"Release" has the meaning set forth in CERCLA, Section 9601 or any other Environmental Law.

"Requisite Lenders" means Revolving Lenders having (a) more than 66 2/3% of the Revolving Loan Commitment of all Lenders, or (b) if the Revolving Loan Commitments have been terminated, more than 66 2/3% of the aggregate outstanding amount of all Revolving Loans.

"Reserves" means (a) reserves established by Agent from time to time against Eligible Inventory pursuant to Section 5.9 and (b) reserves established pursuant to Section 5.4(c), and (c) such other reserves against Eligible Accounts, Eligible Inventory or Borrowing Availability that Agent may, in its reasonable credit judgment, establish from time to time. Without limiting the generality of the foregoing, Reserves established to (x) ensure the payment of accrued Interest Expenses or Indebtedness (including, without limitation, intercompany Indebtedness of the Credit Parties), (y) ensure that the Credit Parties maintain adequate liquidity for the operation of their business and (z) cover any deterioration in the amount or value of Collateral, shall be deemed to be a reasonable exercise of the Agent's credit judgment.

"Restricted Payment" means, with respect to any Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of Stock; (b) any payment on account of the purchase, redemption, defeasance, sinking fund or other retirement of such Credit Party's Stock or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any subordinated debt; (d) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Stock of such Credit Party now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any shares of such Credit Party's Stock or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (f) any payment, loan, contribution, or other transfer of funds or other property to any Stockholder of such Credit Party other than payment of compensation in the ordinary course of business to Stockholders who are employees of such Person or another Credit Party; and (g) any payment of management fees (or other fees of a similar nature) by such Credit Party to any Stockholder of such Credit Party or its Affiliates.

"Retiree Welfare Plan" means, at any time, a welfare plan (within the meaning of Section 3(1) of ERISA) that provides for continuing coverage or benefits for any participant or any beneficiary of a participant after such participant's termination of employment, other than continuation coverage provided pursuant to Section 4980B of the IRC or other similar state law and at the sole expense of the participant or the beneficiary of the participant.

"Revolving Credit Advance" has the meaning ascribed to it in Section 1.1(a).

"Revolving Lenders" means, as of any date of determination, Lenders having a Revolving Loan Commitment.

"Revolving Loans" means, at any time, the sum of (i) the aggregate amount of Revolving Credit Advances outstanding to Borrower plus (ii) the aggregate Letter of Credit Obligations incurred on behalf of Borrower. Unless the context otherwise requires, references to the outstanding principal balance of the Revolving Loan shall include the outstanding balance of Letter of Credit Obligations.

"Revolving Loan Commitment" means (a) as to any Revolving Lender, the aggregate commitment of such Revolving Lender to make Revolving Credit Advances or incur Letter of Credit Obligations as set forth on ANNEX J to the Agreement or in the most recent Assignment Agreement executed by such Revolving Lender and (b) as to all Revolving Lenders, the aggregate commitment of all Revolving Lenders to make Revolving Credit Advances or incur Letter of Credit Obligations, which aggregate commitment shall be Thirty Million Dollars (30,000,000) on the Closing Date, as such amount may be adjusted, if at all, from time to time in accordance with the Agreement.

"Revolving Note" has the meaning ascribed to it in Section 1.1(a)(i).

"Security Agreement" means the Amended and Restated Security Agreement of even date herewith entered into by and among the Collateral Agent, on behalf of itself and the Secured Parties (as defined in the Intercreditor Agreement), and each Credit Party that is a signatory thereto, granting a Lien upon the property described therein as security for payment of any or all the Obligations.

"Senior Indentures" means, collectively, (a) the 1996 Indenture, and (b) the 2001 Indenture.

"Senior Note Documents" means, collectively, the Senior Notes, the Senior Indentures, any and all guarantees of any Subsidiary of Parent given or made pursuant to any Senior Indenture, and each contract, agreement, guarantee, document, instrument or writing (whether by formal agreement, letter or otherwise) evidencing the Senior Notes or pursuant to which any Senior Note is issued, incurred or guaranteed.

"Senior Notes" means, collectively, (a) the 1996 Senior Notes and (b) the 2001 Senior Notes.

"Software" means all "software" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, other than software embedded in any category of Goods, including all computer programs and all supporting information provided in connection with a transaction related to any program.

"Stock" means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or nonvoting, including common stock, preferred stock or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934).

"Stockholder" means, with respect to any Person, each holder of Stock of such Person.

"Subsidiary" means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (b) any partnership or limited liability company in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or may exercise the powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of a Credit Party.

"Supermajority Lenders" means Revolving Lenders having (a) 80% or more of the Revolving Loan Commitments of all Lenders, or (b) if the Revolving Loan Commitments have been terminated, 80% or more of the aggregate outstanding amount of the Revolving Loans and Letter of Credit Obligations.

"Superpriority Claims" has the meaning ascribed to it in Section 1.18(a).

"Supporting Obligations" means all "supporting obligations" as such term is defined in the Code, including letters of credit and guaranties issued in support of Accounts, Chattel Paper, Documents, General Intangibles, Instruments, or Investment Property.

"Swing Line Advance" has the meaning ascribed to it in Section 1.1(b)(i).

"Swing Line Availability" has the meaning ascribed to it in Section 1.1(b)(i).

"Swing Line Commitment" means, as to the Swing Line Lender, the commitment of the Swing Line Lender to make Swing Line Advances as set forth on ANNEX J to the Agreement, which commitment constitutes a subfacility of the Revolving Loan Commitment of the Swing Line Lender.

"Swing Line Lender" means GE Capital.

"Swing Line Loan" means, as the context may require, at any time, the aggregate amount of Swing Line Advances outstanding to Borrower.

"Swing Line Note" has the meaning ascribed to it in Section 1.1(b)(ii).

"Taxes" means all present or future taxes, levies, assessments, imposts, deductions, charges or withholdings imposed by any Governmental Authority, and all liabilities with respect thereto, excluding (i) taxes imposed on or measured by the net income (including any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction) or capital of Agent or a Lender by the jurisdiction under the laws of which such Agent or Lenders is organized or in which it is conducting business or in which its applicable lending office is located or any political subdivision thereof, (ii) any withholding tax that is imposed on amounts payable to any Lender at the time such Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of assignment or designation of new lending office, to receive additional amounts from a Credit Party with respect to such withholding tax pursuant to Section 1.15 of the Agreement, (iii) Taxes attributable to a Lender's failure to comply with Section 1.15(c), and (iv) any Taxes imposed as a result of a Lender's gross negligence or willful misconduct.

"Termination Date" means the date on which (a) the Loans have been indefeasibly repaid in full, (b) all other Obligations under the Agreement and the other Loan Documents have been completely discharged (c) all Letter of Credit Obligations have been cash collateralized, canceled or backed by standby letters of credit in accordance with ANNEX B, and (d) Borrower shall not have any further right to borrow any monies under the Agreement.

"Title IV Plan" means a Pension Plan (other than a Multiemployer Plan), that is subject to Title IV of ERISA or Section 412 of the IRC, and that any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

"Trademark License" means rights under any written agreement now owned or hereafter acquired by any Credit Party granting any right to use any Trademark.

"Trademarks" means all of the following now owned or hereafter existing or adopted or acquired by any Credit Party: (a) all trademarks, trade names, corporate names, business names, trade styles, service marks, logos, other source or business identifiers, prints and labels on which any of the foregoing have appeared or appear, designs and general intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof; (b) all reissues, extensions or renewals thereof; and (c) all goodwill associated with or symbolized by any of the foregoing.

"Trademark Security Agreements" means the Amended and Restated Trademark Security Agreements made in favor of Agent by each applicable Credit Party.

"Unfunded Pension Liability" means, at any time, the aggregate amount, if any, of the sum of (a) the amount by which the present value of all accrued benefits under each Title IV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan as of such valuation date, and (b) for a period of five (5) years following a transaction which might reasonably be expected to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by any Credit Party or any ERISA Affiliate as a result of such transaction.

"U.S. Guaranty" means the guaranty of even date herewith executed by Parent and LLC in favor of the Agent and Lenders with respect to repayment of the Obligations.

"Welfare Plan" has the meaning ascribed to it in Section 3(1) of ERISA.

Rules of construction with respect to accounting terms used in the Agreement or the other Loan Documents shall be as set forth in ANNEX G. All other undefined terms contained in any of the Loan Documents shall, unless the context indicates otherwise, have the meanings provided for by the Code to the extent the same are used or defined therein; in the event that any term is defined differently in different Articles or Divisions of the Code, the definition in Article or Division 9 shall control. Unless otherwise specified, references in the Agreement or any of the Appendices to a Section, subsection or clause refer to such Section, subsection or clause as contained in the Agreement. The words "herein," "hereof" and "hereunder" and other words of similar import refer to the Agreement as a whole, including all Annexes, Exhibits and Schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in the Agreement or any such Annex, Exhibit or Schedule.

Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; the word "or" is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Loan Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations. Whenever any provision in any Loan Document refers to the knowledge (or an analogous phrase) of any Credit Party, such words are intended to signify that such Credit Party has actual knowledge or awareness of a particular fact or circumstance or that such Credit Party, if it had exercised reasonable diligence, would have known or been aware of such fact or circumstance.

ANNEX B (Section 1.2)
to
SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT

LETTERS OF CREDIT

(a) Issuance. Subject to the terms and conditions of the Agreement, Agent and Revolving Lenders agree to incur, from time to time prior to the Commitment Termination Date, upon the request of Borrower and for Borrower's account, Letter of Credit Obligations by causing Letters of Credit to be issued by GE Capital or a Subsidiary thereof or a bank or other legally authorized Person selected by or acceptable to Agent in its sole discretion (each, an "L/C Issuer") for Borrower's account and guaranteed by Agent; provided, that if the L/C Issuer is a Revolving Lender, then such Letters of Credit shall not be guaranteed by Agent but rather each Revolving Lender shall, subject to the terms and conditions hereinafter set forth, purchase (or be deemed to have purchased) risk participations in all such Letters of Credit issued with the written consent of Agent, as more fully described in paragraph (b)(ii) below. The aggregate amount of all such Letter of Credit Obligations shall not at any time exceed the least of (i) fifteen million dollars ($15,000,000) (the "L/C Sublimit") and (ii) the Maximum Amount less the aggregate outstanding principal balance of Revolving Credit Advances and the Swing Line Loan, and (iii) the Borrowing Base less the aggregate outstanding principal balance of Revolving Credit Advances and the Swing Line Loan. No such Letter of Credit shall have an expiry date that is more than one year following the date of issuance thereof, unless otherwise determined by the Agent, in its sole discretion, and neither Agent nor Revolving Lenders shall be under any obligation to incur Letter of Credit Obligations in respect of, or purchase risk participations in, any Letter of Credit having an expiry date that is later than the Commitment Termination Date. All Existing Letters of Credit issued under the Prepetition Loan Agreement shall be deemed to have been issued under this Agreement and shall for all purposes constitute "Letters of Credit" hereunder (provided that no additional issuance fees shall be applicable in respect of such Letters of Credit solely as a result of their being deemed issued under this Agreement).

(b) Advances Automatic; Participations. (i) In the event that Agent or any Revolving Lender shall make any payment on or pursuant to any Letter of Credit Obligation, such payment shall then be deemed automatically to constitute a Revolving Credit Advance to Borrower under Section 1.1(a) of the Agreement regardless of whether a Default or Event of Default has occurred and is continuing and notwithstanding Borrower's failure to satisfy the conditions precedent set forth in Section 2, and each Revolving Lender shall be obligated to pay its Pro Rata Share thereof in accordance with the Agreement. The failure of any Revolving Lender to make available to Agent for Agent's own account its Pro Rata Share of any such Revolving Credit Advance or payment by Agent under or in respect of a Letter of Credit shall not relieve any other Revolving Lender of its obligation hereunder to make available to Agent its Pro Rata Share thereof, but no Revolving Lender shall be responsible for the failure of any other Revolving Lender to make available such other Revolving Lender's Pro Rata Share of any such payment.

(ii) If it shall be illegal or unlawful for Borrower to incur Revolving Credit Advances as contemplated by paragraph (b)(i) above or if it shall be illegal or unlawful

for any Revolving Lender to be deemed to have assumed a ratable share of the reimbursement obligations owed to an L/C Issuer, or if the L/C Issuer is a Revolving Lender, then (A) immediately and without further action whatsoever, each Revolving Lender shall be deemed to have irrevocably and unconditionally purchased from Agent (or such L/C Issuer, as the case may be) an undivided interest and participation equal to such Revolving Lender's Pro Rata Share (based on the Revolving Loan Commitments) of the Letter of Credit Obligations in respect of all Letters of Credit then outstanding and (B) thereafter, immediately upon issuance of any Letter of Credit, each Revolving Lender shall be deemed to have irrevocably and unconditionally purchased from Agent (or such L/C Issuer, as the case may be) an undivided interest and participation in such Revolving Lender's Pro Rata Share (based on the Revolving Loan Commitments) of the Letter of Credit Obligations with respect to such Letter of Credit on the date of such issuance. Each Revolving Lender shall fund its participation in all payments or disbursements made under the Letters of Credit in the same manner as provided in the Agreement with respect to Revolving Credit Advances.

        (c)   <u>Cash Collateral</u>.

        (i)   If Borrower is required to provide cash collateral for any Letter of Credit Obligations pursuant to the Agreement, including <u>Section 8.2</u> of the Agreement, prior to the Commitment Termination Date, Borrower will pay to Agent for the ratable benefit of itself and Revolving Lenders cash or cash equivalents acceptable to Agent ("Cash Equivalents") in an amount equal to 105% of the maximum amount then available to be drawn under each applicable Letter of Credit outstanding for the benefit of Borrower. Such funds or Cash Equivalents shall be held by Agent in a cash collateral account (the "<u>Cash Collateral Account</u>") maintained at a bank or financial institution acceptable to Agent. The Cash Collateral Account shall be in the name of Borrower and shall be pledged to, and subject to the control of, Agent, for the benefit of Agent and Revolving Lenders, in a manner satisfactory to Agent. Borrower hereby pledges and grants to Agent, on behalf of itself and Revolving Lenders, a security interest in all such funds and Cash Equivalents held in the Cash Collateral Account from time to time and all proceeds thereof, as security for the payment of all amounts due in respect of the Letter of Credit Obligations and other Obligations, whether or not then due. The Agreement, including this <u>ANNEX B</u>, shall constitute a security agreement under applicable law.

        (ii)   If any Letter of Credit Obligations, whether or not then due and payable, shall for any reason be outstanding on the Commitment Termination Date, Borrower shall either (A) provide cash collateral therefor in the manner described above, or (B) cause all such Letters of Credit and guaranties thereof, if any, to be canceled and returned, or (C) deliver a stand-by letter (or letters) of credit in guaranty of such Letter of Credit Obligations, which stand-by letter (or letters) of credit shall be of like tenor and duration (plus thirty (30) additional days) as, and in an amount equal to 105% of, the aggregate maximum amount then available to be drawn under, the Letters of Credit to which such outstanding Letter of Credit Obligations relate and shall be issued by a Person, and shall be subject to such terms and conditions, as are be satisfactory to Agent in its sole discretion.

        (iii)   From time to time after funds are deposited in the Cash Collateral Account by Borrower, whether before or after the Commitment Termination Date, Agent may apply such funds or Cash Equivalents then held in the Cash Collateral Account to the payment of any amounts, and in such order as Agent may elect, as shall be or shall become due and payable by Borrower to Agent and Revolving Lenders with respect to such Letter of Credit Obligations of Borrower and, upon the satisfaction in full of all Letter of Credit Obligations of Borrower, to any other Obligations of Borrower then due and payable.

(iv)   Neither Borrower nor any Person claiming on behalf of or through Borrower shall have any right to withdraw any of the funds or Cash Equivalents held in the Cash Collateral Account, except that upon the termination of all Letter of Credit Obligations and the payment of all amounts payable by Borrower to Agent and Lenders in respect thereof, any funds remaining in the Cash Collateral Account shall be applied to other Obligations then due and owing and upon payment in full of such Obligations, any remaining amount shall be paid to Borrower or as otherwise required by law. Interest earned on deposits in the Cash Collateral Account shall be held as additional Collateral for the account of the Agent.

(d)   Fees and Expenses. Borrower agrees to pay to Agent for the benefit of Revolving Lenders, as compensation to such Revolving Lenders for Letter of Credit Obligations incurred hereunder, (i) all costs and expenses incurred by Agent or any Revolving Lender on account of such Letter of Credit Obligations, and (ii) for each month during which any Letter of Credit Obligation shall remain outstanding, a fee (the "Letter of Credit Fee") in an amount equal to the Applicable L/C Margin multiplied by the maximum amount available from time to time to be drawn under the applicable Letter of Credit. Such fee shall be paid to Agent for the benefit of the Revolving Lenders in arrears, on the first day of each month and on the Commitment Termination Date. In addition, Borrower shall pay to any L/C Issuer, on demand, such fees (including all per annum fees), charges and expenses of such L/C Issuer in respect of the issuance, negotiation, acceptance, amendment, transfer and payment of such Letter of Credit or otherwise payable pursuant to the application and related documentation under which such Letter of Credit is issued.

(e)   Request for Incurrence of Letter of Credit Obligations. Borrower shall give Agent at least two (2) Business Days' prior written notice requesting the incurrence of any Letter of Credit Obligation. The notice shall be accompanied by the form of the Letter of Credit (which shall be acceptable to the L/C Issuer) and a completed Application for Standby Letter of Credit or Application for Documentary Letter of Credit (as applicable) in the form of **Error! Reference source not found.** or **Error! Reference source not found.** attached hereto. Notwithstanding anything contained herein to the contrary, Letter of Credit applications by Borrower and approvals by Agent and the L/C Issuer may be made and transmitted pursuant to electronic codes and security measures mutually agreed upon and established by and among Borrower, Agent and the L/C Issuer.

(f)   Obligation Absolute. The obligation of Borrower to reimburse Agent and Revolving Lenders for payments made with respect to any Letter of Credit Obligation shall be absolute, unconditional and irrevocable, without necessity of presentment, demand, protest or other formalities, and the obligations of each Revolving Lender to make payments to Agent with respect to Letters of Credit shall be unconditional and irrevocable. Such obligations of Borrower and Revolving Lenders shall be paid strictly in accordance with the terms hereof under all circumstances including the following:

(i)　　　any lack of validity or enforceability of any Letter of Credit or the Agreement or the other Loan Documents or any other agreement;

(ii)　　　the existence of any claim, setoff, defense or other right that Borrower or any of its respective Affiliates or any Lender may at any time have against a beneficiary or any transferee of any Letter of Credit (or any Persons or entities for whom any such transferee may be acting), Agent, any Lender, or any other Person, whether in connection with the Agreement, the Letter of Credit, the transactions contemplated herein or therein or any unrelated transaction (including any underlying transaction between Borrower or any of its respective Affiliates and the beneficiary for which the Letter of Credit was procured);

(iii)　　　any draft, demand, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect unless the L/C Issuer or Agent has reason to know of such forgery or fraudulent document or inaccuracy;

(iv)　　　payment by Agent (except as otherwise expressly provided in paragraph (g)(ii)(C) below) or any L/C Issuer under any Letter of Credit or guaranty thereof against presentation of a demand, draft or certificate or other document that does not comply with the terms of such Letter of Credit or such guaranty;

(v)　　　any other circumstance or event whatsoever, that is similar to any of the foregoing; or

(vi)　　　the fact that a Default or an Event of Default has occurred and is continuing.

(g)　　　Indemnification; Nature of Lenders' Duties.

(i)　　　In addition to amounts payable as elsewhere provided in the Agreement, Borrower hereby agree to pay and to protect, indemnify, and save harmless Agent and each Lender from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys' fees and allocated costs of internal counsel) that Agent or any Lender may incur or be subject to as a consequence, direct or indirect, of (A) the issuance of any Letter of Credit or guaranty thereof, or (B) the failure of Agent or any Lender seeking indemnification or of any L/C Issuer to honor a demand for payment under any Letter of Credit or guaranty thereof as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or Governmental Authority, in each case other than to the extent as a result of the gross negligence or willful misconduct of Agent or such Lender (as finally determined by a court of competent jurisdiction).

(ii)　　　As between Agent and any Lender and Borrower, Borrower assume all risks of the acts and omissions of, or misuse of any Letter of Credit by beneficiaries, of any Letter of Credit. In furtherance and not in limitation of the foregoing, to the fullest extent permitted by law, neither Agent nor any Lender shall be responsible for: (A) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document issued by any party in connection with the application for and issuance of any Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged unless the

L/C Issuer or Agent has reason to know of such forgery or fraudulent document or inaccuracy; (B) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, that may prove to be invalid or ineffective for any reason; (C) failure of the beneficiary of any Letter of Credit to comply fully with conditions required in order to demand payment under such Letter of Credit; provided, that in the case of any payment by Agent under any Letter of Credit or guaranty thereof, Agent shall be liable to the extent such payment was made as a result of its gross negligence or willful misconduct (as finally determined by a court of competent jurisdiction) in determining that the demand for payment under such Letter of Credit or guaranty thereof complies on its face with any applicable requirements for a demand for payment under such Letter of Credit or guaranty thereof; (D) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they may be in cipher; (E) errors made in good faith in interpretation of technical terms; (F) any loss or delay in the transmission or otherwise of any document required in order to make a payment under any Letter of Credit or guaranty thereof or of the proceeds thereof; (G) the credit of the proceeds of any drawing under any Letter of Credit or guaranty thereof; and (H) any consequences arising from causes beyond the control of Agent or any Lender. None of the above shall affect, impair, or prevent the vesting of any of Agent's or any Lender's rights or powers hereunder or under the Agreement.

(iii)   Nothing contained herein shall be deemed to limit or to expand any waivers, covenants or indemnities made by Borrower in favor of any L/C Issuer in any letter of credit application, reimbursement agreement or similar document, instrument or agreement between Borrower and such L/C Issuer, including an Application and Agreement For Documentary Letter of Credit, a Master Documentary Agreement and a Master Standby Agreement entered into with Agent.

ANNEX C (Section 1.8)
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SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT

CASH MANAGEMENT SYSTEM

Borrower shall, and shall cause its Domestic Subsidiaries to, establish and maintain the Cash Management Systems described below:

(a) On or before the Closing Date and until the Termination Date, Borrower shall (i) establish lock boxes ("Lock Boxes") or at Agent's discretion, blocked accounts ("Blocked Accounts") at one or more of the banks set forth in DISCLOSURE SCHEDULE 3.20 and shall request in writing and otherwise take such reasonable steps to ensure that all Account Debtors forward payment directly to such Lock Boxes, and (ii) deposit and cause its Domestic Subsidiaries to deposit or cause to be deposited promptly, and in any event no later than the first Business Day after the date of receipt thereof, all cash, checks, drafts or other similar items of payment relating to or constituting payments made in respect of any and all Collateral (whether or not otherwise delivered to a Lock Box) into one or more Blocked Accounts in Borrower's name or any such Domestic Subsidiary's name and at a bank identified in DISCLOSURE SCHEDULE 3.20 (each, a "Relationship Bank"). On or before the Closing Date, Borrower shall have established a concentration account in its name (each a "Concentration Account" and collectively, the "Concentration Accounts") at the bank or banks that shall be designated as the Concentration Account bank for Borrower in DISCLOSURE SCHEDULE 3.20 (each a "Concentration Account Bank" and collectively, the "Concentration Account Banks"), which banks shall be reasonably satisfactory to Agent.

(b) Borrower may maintain, in its name, one (1) or more accounts (each a "Disbursement Account" and collectively, the "Disbursement Accounts") at a bank reasonably acceptable to Agent into which Agent shall, from time to time, deposit proceeds of Revolving Credit Advances and Swing Line Advances made to Borrower pursuant to Section 1.1 for use by Borrower solely in accordance with the provisions of Section 1.4.

(c) On or within thirty (30) Business Days after the Closing Date (or such later date as Agent shall consent to in writing), each Concentration Account Bank, each bank where a Disbursement Account is maintained and all other Relationship Banks, shall have entered into tri-party blocked account agreements with Agent, for the benefit of itself and Lenders, and Borrower and its Domestic Subsidiaries, as applicable, in form and substance reasonably acceptable to Agent, which shall become operative on or prior to the Closing Date (or such later date as Agent shall consent to in writing). Each such blocked account agreement shall provide, among other things, that (i) all items of payment deposited in such account and proceeds thereof deposited in the applicable Concentration Account are held by such bank as agent or bailee-in-possession for Agent, on behalf of itself and Lenders, (ii) the bank executing such agreement has no rights of setoff or recoupment or any other claim against such account, as the case may be, other than for payment of its service fees and other charges directly related to the administration of such account and for returned checks or other items of payment, and (iii) from and after the Closing Date (or such later date as the Agent shall consent to in writing) (A) with

respect to banks at which a Blocked Account is maintained, such bank agrees to forward immediately all amounts in each Blocked Account to Borrower's Concentration Account Bank and to commence the process of daily sweeps from such Blocked Account into the applicable Concentration Account and (B) with respect to each Concentration Account Bank, such bank agrees to immediately forward all amounts received in the applicable Concentration Account to the Collection Account through daily sweeps from such Concentration Account into the Collection Account. No Credit Party shall, or shall cause or permit any Domestic Subsidiary thereof to, accumulate or maintain cash in Disbursement Accounts or payroll accounts as of any date of determination in excess of checks outstanding against such accounts as of that date and amounts necessary to meet minimum balance requirements. Borrower shall not, or shall not cause or permit any Subsidiary thereof to, accumulate or maintain cash in Disbursement Accounts or payroll accounts as of any date of determination in excess of checks outstanding against such accounts as of that day and amounts necessary to meet minimum balance requirements.

(d)   So long as no Default or Event of Default has occurred and is continuing, Borrower may amend DISCLOSURE SCHEDULE 3.20 to add or replace a Relationship Bank, Lock Box or Blocked Account or to replace any Concentration Account or any Disbursement Account; provided, that (i) Agent shall have consented in writing in advance to the opening of such account or Lock Box with the relevant bank and (ii) prior to the time of the opening of such account or Lock Box, Borrower or its Domestic Subsidiaries, as applicable, and such bank shall have executed and delivered to Agent a tri-party blocked account agreement, in form and substance reasonably satisfactory to Agent. Borrower shall close any of their accounts (and establish replacement accounts in accordance with the foregoing sentence) promptly and in any event within thirty (30) days following notice from Agent that the creditworthiness of any bank holding an account is no longer acceptable in Agent's reasonable judgment, or as promptly as practicable and in any event within sixty (60) days following notice from Agent that the operating performance, funds transfer or availability procedures or performance with respect to accounts or Lock Boxes of the bank holding such accounts or Agent's liability under any tri-party blocked account agreement with such bank is no longer acceptable in Agent's reasonable judgment.

(e)   The Lock Boxes, Blocked Accounts, Disbursement Accounts and the Concentration Accounts shall be cash collateral accounts, with all cash, checks and other similar items of payment in such accounts securing payment of the Loans and all other Obligations in the manner set forth herein, and in which Borrower and each Domestic Subsidiary thereof shall have granted a Lien to Agent, on behalf of itself and Lenders, pursuant to the applicable Collateral Documents.

(f)   All amounts deposited in the Collection Account shall be deemed received by Agent in accordance with Section 1.10 and shall be applied (and allocated) by Agent in accordance with Section 1.11. In no event shall any amount be so applied unless and until such amount shall have been credited in immediately available funds to the Collection Account.

(g)   Borrower shall and shall cause its Affiliates, officers, employees, agents, directors or other Persons acting for or in concert with Borrower (each a "Related Person") to (i) hold in trust for Agent, for the benefit of itself and Lenders, all checks, cash and other items of payment intended for any Credit Party received by Borrower or any such Related Person, and (ii) promptly after receipt by Borrower or any such Related Person of any such checks, cash or other items of payment, deposit the same into a Blocked Account of Borrower. Borrower on behalf of itself and each Related Person thereof acknowledges and agrees that all such cash, checks or other items of payment constituting proceeds of Collateral are part of the Collateral. All proceeds of the sale or other disposition of any Collateral, shall be deposited directly into the applicable Blocked Accounts.

ANNEX D (Section 2.1(a))
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SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT
AGREEMENT

CLOSING CHECKLIST

In addition to, and not in limitation of, the conditions described in <u>Section 2.1</u> of the Agreement, pursuant to <u>Section 2.1(a)</u>, the following items must be received by Agent in form and substance satisfactory to Agent on or prior to the Closing Date (each capitalized term used but not otherwise defined herein shall have the meaning ascribed thereto in <u>ANNEX A </u>to the Agreement):

A. <u>Appendices</u>. All Appendices to the Agreement, in form and substance satisfactory to Agent.

B. <u>Revolving Notes and Swing Line Notes</u>. Duly executed originals of the Notes for each applicable Lender, dated the Closing Date.

C. <u>Security Agreement</u>. Duly executed originals of the Security Agreement, dated the Closing Date, and all instruments, documents and agreements executed pursuant thereto.

D. <u>Other Collateral Documents</u>.

E. <u>Insurance</u>. Satisfactory evidence that the insurance policies required by <u>Section 5.4</u> are in full force and effect, together with appropriate evidence showing loss payable and/or additional insured clauses or endorsements, as reasonably requested by Agent, in favor of Agent, on behalf of Lenders.

F. <u>Security Interests and Code Filings</u>. Evidence satisfactory to Agent that Agent has a valid and perfected first priority (subject to Permitted Encumbrances on the Collateral (other than any Collateral consisting of pledges of Stock)) security interest on the Collateral to secure all of the Obligations.

G. <u>Intellectual Property Security Agreements</u>. Duly executed originals of Trademark Security Agreements, Copyright Security Agreements and Patent Security Agreements, each dated the Closing Date and signed by each Credit Party which owns Trademarks, Copyrights and/or Patents, as applicable, all in form and substance reasonably satisfactory to Agent, together with all instruments, documents and agreements executed pursuant thereto.

H. <u>Guaranties</u>. Guaranties executed by each Guarantor.

I. <u>Initial Borrowing Base Certificates</u>. Duly executed originals of an initial Borrowing Base Certificate from Borrower dated the Closing Date, reflecting information concerning Eligible Accounts, Eligible Inventory, and Eligible Machinery and Equipment of Borrower as of a date not more than seven (7) days prior to the Closing Date.

J. **Initial Notices of Revolving Credit Advances**. Duly executed original of a Notice of Revolving Credit Advance dated the Closing Date, with respect to the initial Advances to be requested by Borrower on the Closing Date.

K. **Letter of Direction**. Duly executed originals of a letter of direction from Borrower addressed to Agent, on behalf of itself and Lenders, with respect to the disbursement on the Closing Date of the proceeds of the initial Advances.

L. **Cash Management System; Blocked Account Agreements**. Evidence satisfactory to Agent that, as of the Closing Date or as of such later date pursuant to the provisions of ANNEX C, Cash Management Systems complying with ANNEX C to the Agreement have been established and are currently being maintained in the manner set forth in such ANNEX C, together with copies of duly executed tri-party blocked account, and lock box agreements reasonably satisfactory to Agent, with the banks as required by ANNEX C.

M. **Charter and Good Standing**. For each Credit Party executing a Loan Document such Person's (a) charter or other organizational documents and all amendments thereto, (b) good standing certificates (including verification of tax status) in its state of organization and (c) good standing certificates (including verification of tax status) and certificates of qualification to conduct business in each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, each dated a recent date prior to the Closing Date and certified by the applicable Secretary of State or other authorized Governmental Authority.

N. **Bylaws and Resolutions**. For each Credit Party to a Loan Document, (a) such Person's bylaws (or equivalent documents), together with all amendments thereto and (b) resolutions of such Person's Board of Directors (or equivalent governing body) or stockholders where applicable, approving and authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and the transactions to be consummated in connection therewith, each certified as of the Closing Date by such Person's corporate secretary or an assistant secretary as being in full force and effect without any modification or amendment.

O. **Incumbency Certificates**. For each Credit Party executing a Loan Document, signature and incumbency certificates of the officers of each such Person executing any of the Loan Documents, certified as of the Closing Date by such Person's corporate secretary or an assistant secretary as being true, accurate, correct and complete.

P. **Opinions of Counsel**. Duly executed originals of opinions of Skadden, Arps, Slate, Meagher and Flom LLP, counsel for the Credit Parties, together with any other local counsel opinions reasonably requested by Agent, each in form and substance reasonably satisfactory to Agent and its counsel, dated the Closing Date, and to include in such opinion an express statement to the effect that Agent and Lenders are authorized to rely on such opinion.

Q. **Pledge Agreements**. Duly executed originals of each of the Pledge Agreements accompanied by (as applicable) (a) share certificates representing all of the outstanding certificated Stock being pledged pursuant to such Pledge Agreement and stock powers for such share certificates executed in blank and (b) the original Intercompany Notes and other instruments evidencing Indebtedness being pledged pursuant to such Pledge Agreement, duly endorsed in blank.

R.   Accountants' Letters. A letter from the Credit Parties to their independent auditors requesting the independent certified public accountants of the Credit Parties to communicate with Agent and Lenders in accordance with Section 4.2.

S.   Appointment of Agent for Service. An appointment of CT Corporation as each Credit Party's agent for service of process.

T.   Fee Letters. Duly executed original of the GE Capital Fee Letter.

U.   Officer's Certificate. Agent shall have received duly executed originals of a certificate of the Chief Executive Officer and Chief Financial Officer of Parent, dated the Closing Date, stating that, since December 31, 2002 (a) there has been no material adverse change in the industry in which Borrower operates with the exception of these Chapter 11 Cases; (b) no Litigation has been commenced which, if successful, would have a Material Adverse Effect or could reasonably be expected to challenge any of the transactions contemplated by the Agreement and the other Loan Documents; and (c) there has been no material increase in liabilities, liquidated or contingent, and no material decrease in assets of Parent or any of its Subsidiaries.

V.   Waivers. Agent, on behalf of Lenders, shall have received landlord waivers and consents, bailee letters and mortgagee agreements in form and substance reasonably satisfactory to Agent, in each case as required pursuant to Section 5.9.

W.   Mortgages. Mortgages covering all of the Credit Parties' owned Real Estate in the following: 5525 Highway 60W, Owensboro, Kentucky; 44 Old Princeton Road, Fitchburg, Massachusetts; 340 Mill Street, Rochester, Michigan; 10 Mill Road, Milford, New Jersey; One County Road 519, Bloomsbury, New Jersey; Bridge Street, Brownville, New York; 45 North Fourth Street, Quakertown, Pennsylvania; 1 Goldsmith Street, Johnston, Rhode Island; and 161 Wellington Road, Brattleboro, Vermont (the "Mortgaged Properties").

X.   Intercreditor Agreement. Agent and Lenders shall have received an executed Intercreditor Agreement, in form and substance reasonably satisfactory to Agent, in its sole discretion.

Y.   Audited Financials; Financial Condition. Agent shall have received the Financial Statements and other materials set forth in Section 4.2, certified by Parent's Chief Financial Officer, in each case in form and substance reasonably satisfactory to Agent, and Agent shall be satisfied, in its sole discretion, with all of the foregoing. Agent shall have further received a certificate of the Chief Executive Officer and/or the Chief Financial Officer of Parent and Borrower, to the effect that the Financial Statements and other materials so received fairly presents the financial condition of Parent and Borrower as of the date thereof after giving effect to the transactions contemplated by the Loan Documents.

Z.   <u>Master Standby Agreement</u>. A Master Agreement for Standby Letters of Credit among Borrower and GE Capital.

AA.   <u>Master Documentary Agreement</u>. A Master Agreement for Documentary Letters of Credit among Borrower and GE Capital.

BB.   <u>Surveys</u>. Agent shall have received any existing surveys as to the Mortgaged Properties as requested by the Agent.

CC.   <u>Budget</u>. Agent shall have received the Budget described in <u>Section 3.24</u> and <u>ANNEX G</u>.

DD.   <u>Other Documents</u>. Such other certificates, documents and agreements respecting any Credit Party executing any Loan Document as Agent may, in its sole discretion, request.

ANNEX E (Section 4.1(a))
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SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT

FINANCIAL STATEMENTS AND PROJECTIONS -- REPORTING

Borrower shall deliver or cause to be delivered to Agent or to Agent and Lenders, as indicated, the following:

(a) Monthly Financials. To Agent, within (A) thirty (30) days after the end of each Fiscal Month (other than any month covered by clause (b) below or the last Fiscal Month of each Fiscal Year) or (B) with respect to the last Fiscal Month of each Fiscal Year, the earlier of sixty (60) days after the end of such Fiscal Month or when Parent reports its earnings to the public, financial information regarding Parent and its Subsidiaries, certified by the Chief Financial Officer of Parent, consisting of consolidated and consolidating (i) unaudited balance sheets as of the close of such Fiscal Month and the related statements of income and cash flows for that portion of the Fiscal Year ending as of the close of such Fiscal Month; (ii) unaudited statements of income and cash flows for such Fiscal Month, setting forth in comparative form the figures for the corresponding period in the prior year and the figures contained in the Projections for such Fiscal Year, all prepared in accordance with GAAP (subject to normal year-end adjustments); and (iii) a summary of the outstanding balance of all Intercompany Notes as of the last day of that Fiscal Month. Such financial information shall be accompanied by the certification of the Chief Financial Officer of Parent that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position and results of operations of Parent and its Subsidiaries, on a consolidated and consolidating basis, in each case as at the end of such Fiscal Month and for that portion of the Fiscal Year then ended and (ii) any other information presented is true, correct and complete in all material respects and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default.

(b) Quarterly Financials. To Agent, within forty-five (45) days after the end of each Fiscal Quarter, consolidated and consolidating financial information regarding Parent and its Subsidiaries, certified by the Chief Financial Officer of Parent, including (i) unaudited balance sheets as of the close of such Fiscal Quarter and the related statements of income and cash flow for that portion of the Fiscal Year ending as of the close of such Fiscal Quarter and (ii) unaudited statements of income and cash flows for such Fiscal Quarter, in each case setting forth in comparative form the figures for the corresponding period in the prior year and the figures contained in the Projections for such Fiscal Year, all prepared in accordance with GAAP (subject to normal year-end adjustments). Such financial information shall be accompanied by (A) a statement in reasonable detail (each, a "Compliance Certificate" showing the calculations used in determining compliance with each Financial Covenant that is tested on a quarterly basis and (B) the certification of the Chief Financial Officer of Parent that (i) such financial information presents fairly in accordance with GAAP (subject to normal year-end adjustments) the financial position, results of operations and statements of cash flows of Parent and its Subsidiaries, on both a consolidated and consolidating basis, as at the end of such Fiscal Quarter and for that

portion of the Fiscal Year then ended, (ii) any other information presented is true, correct and complete in all material respects and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default. In addition, Parent shall deliver to Agent and Lenders, within forty-five (45) days after the end of each Fiscal Quarter, a management discussion and analysis that includes a comparison to budget for that Fiscal Quarter and a comparison of performance for that Fiscal Quarter to the corresponding period in the prior year.

        (c)   <u>Operating Plan</u>. To Agent, as soon as available, but not later than thirty (30) days after the end of each Fiscal Year, an annual operating plan for Parent and its Subsidiaries, on a consolidated and consolidating basis, approved by the Board of Directors of Parent, for the following Fiscal Year, which (i) includes a statement of all of the material assumptions on which such plan is based, (ii) includes monthly balance sheets, income statements and statements of cash flows for the following year and (iii) integrates sales, gross profits, operating expenses, operating profit, cash flow projections and Borrowing Availability projections, all prepared on the same basis and in similar detail as that on which operating results are reported (and in the case of cash flow projections, representing management's good faith estimates of future financial performance based on historical performance), and including plans for personnel, Capital Expenditures and facilities.

        (d)   <u>Annual Audited Financials</u>. To Agent, within ninety (90) days after the end of each Fiscal Year, audited Financial Statements for Parent and its Subsidiaries on a consolidated and (unaudited) consolidating basis, consisting of balance sheets and statements of income and retained earnings and cash flows, setting forth in comparative form in each case the figures for the previous Fiscal Year, which Financial Statements shall be prepared in accordance with GAAP and certified without qualification, by an independent certified public accounting firm of national standing or otherwise acceptable to Agent. Such Financial Statements shall be accompanied by (i) a statement prepared in reasonable detail showing the calculations used in determining compliance with each of the Financial Covenants, (ii) a report from such accounting firm to the effect that, in connection with their audit examination, nothing has come to their attention to cause them to believe that a Default or Event of Default has occurred (or specifying those Defaults and Events of Default that they became aware of), it being understood that such audit examination extended only to accounting matters and that no special investigation was made with respect to the existence of Defaults or Events of Default, (iii) the annual letters to such accountants in connection with their audit examination detailing contingent liabilities and material litigation matters, and (iv) the certification of the Chief Executive Officer or Chief Financial Officer of Parent that all such Financial Statements present fairly in accordance with GAAP the financial position, results of operations and statements of cash flows of Parent and its Subsidiaries on a consolidated and consolidating basis, as at the end of such Fiscal Year and for the period then ended, and that there was no Default or Event of Default in existence as of such time or, if a Default or Event of Default has occurred and is continuing, describing the nature thereof and all efforts undertaken to cure such Default or Event of Default.

        (e)   <u>Management Letters</u>. To Agent, within five (5) Business Days after receipt thereof by any Credit Party, copies of all management letters, exception reports or similar letters or reports received by such Credit Party from its independent certified public accountants.

(f)   Default Notices. To Agent, as soon as practicable, and in any event within five (5) Business Days after an executive officer of Borrower has actual knowledge of the existence of any Default, Event of Default or other event that has had a Material Adverse Effect, telephonic or telecopied notice specifying the nature of such Default or Event of Default or other event, including the anticipated effect thereof, which notice, if given telephonically, shall be promptly confirmed in writing on the next Business Day.

(g)   SEC Filings and Press Releases. To Agent, promptly upon their becoming available, copies of: (i) all Financial Statements, reports, notices and proxy statements made publicly available by any Credit Party to its security holders; (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by any Credit Party with any securities exchange or with the Securities and Exchange Commission or any governmental or private regulatory authority; and (iii) all press releases and other statements made available by any Credit Party to the public concerning material changes or developments in the business of any such Person.

(h)   Senior Notes and Equity Notices. To Agent, as soon as practicable, copies of all material written notices given or received by any Credit Party with respect to any Senior Notes or Stock of such Person, and, within two (2) Business Days after any Credit Party obtains knowledge of any matured or unmatured event of default with respect to any Senior Notes, notice of such event of default.

(i)   Supplemental Schedules. To Agent, supplemental disclosures, if any, required by Section 5.6.

(j)   Litigation. To Agent in writing, promptly upon learning thereof, notice of any Litigation commenced or threatened against any Credit Party that (i) seeks damages in excess of $250,000, (ii) seeks injunctive relief, (iii) is asserted or instituted against any Plan, its fiduciaries or its assets or against any Credit Party or ERISA Affiliate in connection with any Plan, (iv) alleges criminal misconduct by any Credit Party, (v) alleges the violation of any law regarding, or seeks remedies in connection with, any Environmental Liabilities involving amounts in excess of $250,000 or (vi) involves any product recall.

(k)   Insurance Notices. To Agent, disclosure of losses or casualties required by Section 5.4.

(l)   Lease Default Notices. To Agent, within five (5) Business Days after receipt thereof, copies of (i) any and all default notices received under or with respect to any leased location or public warehouse where Collateral is located, and (ii) such other notices or documents as Agent may reasonably request.

(m)   Lease Amendments. To Agent, within five (5) Business Days after receipt thereof, copies of all material amendments to real estate leases.

(n)   Lease Disputes. To Agent within five (5) Business Days after knowledge thereof, notice of any Credit Party's dispute with any landlord or owner of a public warehouse, where the amount in dispute is in excess of $25,000.

(o)   <u>Other Documents</u>. To Agent and Lenders, such other financial and other information respecting any Credit Party's business or financial condition as Agent or any Lender shall from time to time reasonably request.

(p)   <u>Budget.</u> On a weekly basis, Borrower will provide (i) copies of updated versions of the Budget (as set forth in <u>ANNEX G</u>) comparing actual results for such period then ended to those results forecast by the Budget for the same period, in a format consistent with the Budget, and (ii) a Compliance Certificate showing the calculations used in determining compliance with the Net Cash Flow covenant set forth in <u>ANNEX G</u>, to be delivered every Friday for the week ending the previous Sunday.

(q)   <u>Bankruptcy Matters</u>. Copies of all monthly reports, projections, or other information respecting each Credit Party's business or financial condition or prospects as well as all pleadings, motions, applications and judicial information filed by or on behalf of each Credit Party with the Bankruptcy Court or provided by or to the U.S. Trustee (or any monitor or interim receiver, if any, appointed in any of the Chapter 11 Cases) or any Committee, at the time such document is filed with the Bankruptcy Court, or provided by or, to the U.S. Trustee (or any monitor or interim receiver, if any, appointed in any of the Chapter 11 Cases) or any Committee.

ANNEX F (<u>Section 4.1(b)</u>)
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<u>SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT</u>

COLLATERAL REPORTS

Each Credit Party, to the extent applicable, shall deliver or cause to be delivered the following:

(a) To Agent, upon its request, and in any event no less frequently than 12:00 p.m. (New York time) on the date which is five (5) Business Days after the end of the second full calendar week of each Fiscal Month, a Borrowing Base Certificate with respect to Borrower accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion, which shall be prepared by Borrower as of the last Business Day of the immediately preceding week;

(b) To Agent, upon its request, and in any event no less frequently than 12:00 p.m. (New York time) on the date which is ten (10) Business Days after the end of each Fiscal Month (together with a copy of all or any part of the following reports requested by any Lender in writing after the Closing Date), each of the following reports, each of which shall be prepared by Borrower as of the last day of the immediately preceding Fiscal Month or the date which is one (1) Business Day prior to the date of any such request:

(i) a Borrowing Base Certificate with respect to Borrower, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(ii) with respect to Borrower, a summary of Inventory by location and type with a supporting summary perpetual Inventory report, in each case accompanied by such supporting detail and documentation as shall be reasonably requested by Agent; and

(iii) with respect to Borrower, a monthly trial balance showing Accounts outstanding aged from invoice date as follows: 1 to 30 days, 31 to 60 days, 61 to 90 days and 91 days or more, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion.

(c) To Agent, upon its request, and in any event no less frequently than 12:00 p.m. (New York time) on the date which is ten (10) Business Days after delivery of the monthly Borrowing Base Certificate delivered pursuant to clause (a) above, which shall be prepared by Borrower as of the last day of the immediately preceding week or the date which is one (1) Business Day prior to the date of any such request, a Borrowing Base Certificate providing updated information for Eligible Accounts Receivable, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(d) To Agent, on a weekly basis or at such more frequent intervals as Agent may request from time to time (together with a copy of all or any part of such delivery requested

by any Lender in writing after the Closing Date), collateral reports with respect to Borrower, including all additions and reductions (cash and non-cash) with respect to Accounts of Borrower, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion each of which shall be prepared by Borrower as of the last day of the immediately preceding week or the date which is one (1) Business Day prior to the date of any such request;

(e)   To Agent, at the time of delivery of each of the monthly Financial Statements delivered pursuant to ANNEX E:

(i)   a reconciliation of the Accounts trial balance of Borrower to Borrower's most recent Borrowing Base Certificate, general ledger and monthly Financial Statements delivered pursuant to ANNEX E, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(ii)   a reconciliation of the perpetual inventory by location of Borrower to Borrower's most recent Borrowing Base Certificate, general ledger and monthly Financial Statements delivered pursuant to ANNEX E, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(iii)   an aging of accounts payable and a reconciliation of that accounts payable aging to Borrower's general ledger and monthly Financial Statements delivered pursuant to ANNEX E, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(iv)   a reconciliation of the outstanding Loans as set forth in the monthly Loan Account statement provided by Agent to Borrower's general ledger and monthly Financial Statements delivered pursuant to ANNEX E, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(f)   To Agent, at the time of delivery of each of the quarterly Financial Statements delivered pursuant to ANNEX E, a list of any applications for the registration of any new material Patent, Trademark or Copyright filed by any Credit Party with the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency in the prior Fiscal Quarter;

(g)   Borrower, at its own expense, shall deliver to Agent the results of each physical verification, if any, that such Credit Party or any of its Domestic Subsidiaries may in their discretion have made, or caused any other Person to have made on their behalf, of all or any portion of their Inventory (and, if a Default or an Event of Default has occurred and is continuing, Borrower shall, upon the request of Agent, conduct, and deliver the results of, such physical verifications as Agent may require);

(h)   Each Credit Party, at its own expense, shall deliver to Agent such appraisals of its assets as Agent may request at any time after the occurrence and during the continuance of a Default or an Event of Default, and at such other times not more frequently than once in any Fiscal Year, such appraisals to be conducted by an appraiser, and in form and substance reasonably satisfactory to Agent;

(i)   Such other reports, statements and reconciliations with respect to the Borrowing Base, Collateral or Obligations of any or all Credit Parties as Agent shall from time to time request in its reasonable discretion.

ANNEX G (<u>Section 6.10</u>)
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<u>SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT</u>

FINANCIAL COVENANTS

Borrower shall not breach or fail to comply with any of the following financial covenants, each of which shall be calculated in accordance with GAAP consistently applied:

(a) Maximum Capital Expenditures. Each Credit Party and their Domestic Subsidiaries on a consolidated basis shall not make Capital Expenditures during the following periods that exceed in the aggregate the amounts set forth opposite each of such periods:

Period	Maximum Capital Expenditures per Period (Dollars in Millions)
April, 2004	$863
April, 2004 through May, 2004	$1,553
April, 2004 through June, 2004	$2,359
April, 2004 through July, 2004	$2,824
April, 2004 through August, 2004	$3,664
April, 2004 through September, 2004	$4,128
April, 2004 through October, 2004	$4,514
April, 2004 through November, 2004	$4,879
April, 2004 through December, 2004	$5,276
April, 2004 through January, 2005	$5,673
April, 2004 through February, 2005	$6,070
April, 2004 through March, 2005	$6,567
April, 2004 through April, 2005	$6,964
April, 2004 through May, 2005	$7,460
April, 2004 through June, 2005	$7,857
April, 2004 through July, 2005	$8,157
April, 2004 through August, 2005	$8,457

(b) Minimum EBITDA. Each Credit Party on a consolidated basis shall have for the periods set forth below, EBITDA of not less that the amounts set forth opposite such period:

Period	EBITDA (Dollars in Millions)
January, 2004 through April, 2004	$0.000

Period	EBITDA (Dollars in Millions)
January, 2004 through May, 2004	$0.000
January, 2004 through June, 2004	$0.000
January, 2004 through July, 2004	$(0.500)
January, 2004 through August, 2004	$(1.000)
January, 2004 through September, 2004	$(1.000)
January, 2004 through October, 2004	$(1.000)
January, 2004 through November, 2004	$(1.000)
January, 2004 through December, 2004	$(1.000)
January, 2004 through January, 2005	$(.575)
January, 2004 through February, 2005	$0.265
January 2004 through March 2005	$0.291
January, 2004 through April, 2005	$0.589
January, 2004 through May, 2005	$1.306
January, 2004 through June, 2005	$1.296
January, 2004 through July, 2005	$1.286
January, 2004 through August, 2005	$1.276

(c) Net Cash Flow. The Credit Parties shall have on a consolidated basis as of the last Sunday of each of the following periods, Net Cash Flow for each period ending after the Petition Date of not less the amounts set forth below opposite such period:

Period	Net Cash Flow (Dollars in 000's) as adjusted
March 31, 2004 - April 16, 2004	($1,412)
March 31, 2004 - April 30, 2004	(2,391)
March 31, 2004 - May 14, 2004	(5,485)
March 31, 2004 - May 28, 2004	(7,834)
March 31, 2004 - June 11, 2004	(8,825)
March 31, 2004 - June 25, 2004	(10,433)
March 31, 2004 - July 9, 2004	(11,712)
March 31, 2004 - July 30, 2004	(15,156)
March 31, 2004 - Aug 13, 2004	(15,195)
March 31, 2004 - Aug 27, 2004	(14,542)

Period	Net Cash Flow (Dollars in 000's) as adjusted
March 31, 2004 - Sept 10, 2004	(14,629)
March 31, 2004 - Oct 1, 2004	(15,753)
March 31, 2004 - Oct 15, 2004	(15,549)
March 31, 2004 - Oct 29, 2004	(16,614)
March 31, 2004 - Nov 12, 2004	(15,994)
March 31, 2004 - Dec 3, 2004	(16,309)
March 31, 2004 - Dec 17, 2004	(16,924)
March 31, 2004 - Dec 31, 2004	(18,407)
March 31, 2004 - Jan 14, 2005	(18,142)
March 31, 2004 - Jan 28, 2005	(19,598)
March 31, 2004 - Feb 11, 2005	(19,067)
March 31, 2004 - Feb 25, 2005	(20,347)
March 31, 2004 - March 11, 2005	(20,126)
March 31, 2004 - April 1, 2005	(21,883)
March 31, 2004 - April 15, 2005	(21,975)
March 31, 2004 - April 29, 2005	(23,151)
March 31, 2004 - May 13, 2005	(22,627)
March 31, 2004 - May 27, 2005	(24,027)
March 31, 2004 - June 10, 2005	(23,529)
March 31, 2004 - July 1, 2005	(25,380)
March 31, 2004 - July 15, 2005	(25,380)
March 31, 2004 - July 29, 2005	(25,380)
March 31, 2004 - Aug 12, 2005	(25,380)
March 31, 2004 - Sep 2, 2005	(25,380)
March 31, 2004 - Sep 16, 2005	(24,441)
March 31, 2004 - Sep 30, 2005	(24,441)

Unless otherwise specifically provided herein, any accounting term used in the Agreement shall have the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder shall be computed in accordance with GAAP consistently applied. That certain items or computations are explicitly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing. If any "Accounting Changes" (as defined below) occur and such changes result in a change in the calculation of the financial covenants, standards or terms used in the Agreement or any other Loan Document, then each Credit Party, Agent and Lenders agree to enter into negotiations in order to amend such provisions of the Agreement so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating each Credit Party's financial condition shall be the same after such Accounting Changes as if such Accounting Changes had not been made; provided, however, that the agreement of Requisite Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. "Accounting Changes" means (i) changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (or successor thereto or any agency with similar functions), (ii) changes in accounting principles concurred in by Borrower's certified public accountants; (iii) purchase accounting adjustments under A.P.B. 16 or 17 and EITF 88-16, and the application of the accounting principles set forth in FASB 109, including the establishment of reserves pursuant thereto and any subsequent reversal (in whole or in part) of such reserves; and (iv) the reversal of any reserves established as a result of purchase accounting adjustments. All such adjustments resulting from expenditures made subsequent to the Closing Date (including capitalization of costs and expenses or payment of pre-Closing Date liabilities) shall be treated as expenses in the period the expenditures are made and deducted as part of the calculation of EBITDA in such period. If Agent, each Credit Party and Requisite Lenders agree upon the required amendments, then after appropriate amendments have been executed and the underlying Accounting Change with respect thereto has been implemented, any reference to GAAP contained in the Agreement or in any other Loan Document shall, only to the extent of such Accounting Change, refer to GAAP, consistently applied after giving effect to the implementation of such Accounting Change. If Agent, each Credit Party and Requisite Lenders cannot agree upon the required amendments within thirty (30) days following the date of implementation of any Accounting Change, then all Financial Statements delivered and all calculations of financial covenants and other standards and terms in accordance with the Agreement and the other Loan Documents shall be prepared, delivered and made without regard to the underlying Accounting Change. For purposes of Section 8.1, a breach of a Financial Covenant contained in this ANNEX G shall be deemed to have occurred as of any date of determination by Agent or as of the last day of any specified measurement period, regardless of when the Financial Statements reflecting such breach are delivered to Agent.

ANNEX J (from <u>Annex A - Revolving Loan Commitments definition</u>)
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<u>SENIOR SECURED, SUPERPRIORITY DEBTOR-IN-POSSESSION CREDIT AGREEMENT</u>

	<u>Lender(s)</u>
Revolving Loan Commitment $30,000,000 (including a Swing Line Commitment $5,000,000)	General Electric Capital Corporation